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TABLE OF CONTENTS1

As filed with the Securities and Exchange Commission on June 22, 2015.

Registration No. 333-204622

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

NATERA, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	8071 (Primary Standard Industrial Classification Code Number)	01-0894487 (I.R.S. Employer Identification Number)

Natera, Inc.
201 Industrial Road, Suite 410
San Carlos, California 94070
(650) 249-9090
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Herm Rosenman
Chief Financial Officer
Natera, Inc.
201 Industrial Road, Suite 410
San Carlos, California 94070
(650) 249-9090
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
Robert V. Gunderson, Jr., Esq. John F. Dietz, Esq. Richard C. Blake, Esq. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 1200 Seaport Blvd. Redwood City, California 94063 (650) 321-2400	Daniel Rabinowitz, Esq. Secretary and General Counsel Natera, Inc. 201 Industrial Road, Suite 410 San Carlos, California 94070 (650) 249-9090	Alan F. Denenberg, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2004

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock, $0.0001 par value	7,187,500 shares	$17.00	$122,187,500	$14,198

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended. Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)
The Registrant previously paid $11,620 of this amount in connection with the initial filing of this Registration Statement.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued June 22, 2015

6,250,000 Shares

COMMON STOCK

Natera, Inc. is offering 6,250,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price of our common stock will be between $15.00 and $17.00 per share.

We have applied to list our common stock on the Nasdaq Global Market under the symbol "NTRA".

We are an "emerging growth company" under applicable federal securities laws and will be subject to reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves risks. Please see "Risk Factors" beginning on page 14.

PRICE $              A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds, Before Expenses, to Us	Proceeds, Before Expenses, to the Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

(1)
See "Underwriting" for additional disclosure regarding underwriting discounts, commissions, and expenses.

We have granted the underwriters the right to purchase up to an additional 937,500 shares of common stock to cover over-allotments.

The underwriters expect to deliver the shares of common stock to purchasers on                           , 2015.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

MORGAN STANLEY	COWEN AND COMPANY	PIPER JAFFRAY

BAIRD	WEDBUSH PACGROW

                       , 2015

        Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

        Through and including                                    , 2015 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

 PROSPECTUS SUMMARY

        This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our financial statements and the related notes and the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

Overview

        We are a rapidly growing diagnostics company with proprietary molecular and bioinformatics technology that we are deploying to change the management of genetic disease worldwide. Our novel molecular assays reliably measure many informative regions across the genome from samples as small as a single cell. Our statistical algorithms combine these measurements with data available from the broader scientific community to detect a wide range of serious conditions with best-in-class accuracy and coverage. Our technology has been proven clinically and commercially in the prenatal testing space. We believe this success can be translated into the liquid biopsy space, and we are developing products for a number of oncology applications. In addition to our direct sales force in the United States, which we are continuing to expand, we have a global network of over 70 laboratory and distribution partners, including many of the largest international laboratories. We are enabling even wider adoption of our technology by introducing a global cloud-based distribution model. We have launched seven molecular diagnostic tests since 2009, and we intend to launch new products in prenatal testing and oncology in the future. In March 2013, we launched Panorama, our non-invasive prenatal test, or NIPT. Over 55,000 Panorama tests were accessioned during the three months ended March 31, 2015. Our revenues have grown from $4.3 million in 2010 to $159.3 million in 2014. Our net losses decreased from $37.1 million for the year ended December 31, 2013 to $5.2 million for the year ended December 31, 2014.

        Genetic inheritance is conveyed through a naturally occurring information storage system known as deoxyribonucleic acid, or DNA. DNA stores information in a linear sequence of the chemical bases adenine, cytosine, guanine and thymine, represented by the symbols A, C, G, and T. Billions of bases of A, C, G, and T link together inside living cells to form the genome, which can be read like a code or a molecular blueprint for life.

        While differences in the specific sequence and structure of this code drive biological diversity, certain variations can also cause disease. Examples of genetic diversity include copy number variations, or CNVs, and single nucleotide variants, or SNVs. A CNV is a genetic mutation in which relatively large regions of the genome have been deleted or duplicated, and an SNV is a mutation where a single base has changed. When single base changes are common in the population, that position on the chromosome is called a single nucleotide polymorphism, or SNP. When genetic variations are a cause of disease, such as Down Syndrome or breast cancer, detecting them within the patient's tissue sample can enable diagnosis and treatment. Our goal is to develop and commercialize non- or minimally invasive tests for the highly reliable detection of variations covering a broad set of diseases.

        Our approach combines proprietary molecular biology and computational techniques to measure genomic variations in tiny amounts of DNA, as small as a single cell. Our molecular biology techniques allow us to target over 20,000 regions of the genome simultaneously in a single test reaction, without losing molecules by splitting the sample into separate reaction tubes, so that all relevant variants can be detected. We believe our approach, which we call mmPCR, or massively multiplexed polymerase chain reaction, represents a fundamental advance in molecular biology. To make sense of this deep and rich set of biological data and deliver a diagnosis, we have developed computationally intensive algorithms that combine the data generated by mmPCR with the ever-expanding set of publicly available data on genetic variations. We have optimized these algorithms to enable laboratories around the world to run diagnostic tests locally, and access our algorithms in the cloud.

        We have first applied our technology to prenatal testing, and we are leveraging our core expertise to develop blood-based diagnostic tests for cancer. In both prenatal testing and oncology, the use of blood-based diagnostic tests offers significant advantages over older methods, but the significant technological challenge is that it requires the measurement of very small amounts of relevant genetic material circulating within a much larger blood sample.

        In prenatal testing, our approach based on measuring thousands of SNPs simultaneously is fundamentally distinct from the approach employed in other commercially available NIPTs. Based on extensive data published in the journals Obstetrics & Gynecology, the American Journal of Obstetrics & Gynecology and Prenatal Diagnosis, we believe Panorama, our NIPT, is the most accurate NIPT commercially available in the United States.

        In oncology, we have demonstrated our ability to detect both CNVs and SNVs from very low concentrations of tumor DNA circulating in a blood sample. Because breast, ovarian and lung cancer are driven by both CNVs and SNVs, we believe that our approach is well-suited for early detection, recurrence monitoring and therapy selection for these cancers.

        We attribute our commercial success and future growth prospects to the following:

  •
  Extensive expertise in both molecular biology and bioinformatics.  To achieve outstanding disease coverage and accuracy across multiple tests, molecular techniques must advance in tandem with statistical techniques. Our proprietary mmPCR technology allows us to target over 20,000 genomic variations simultaneously in a single test reaction. Our bioinformatics capabilities allow us to build billions of detailed models of the potential genetic states and compare them with known and measured genetic states of a target to determine the most likely diagnosis using a technique known as maximum likelihood Bayesian optimization. We believe that the power of these combined molecular and bioinformatics techniques provides us with our competitive advantage.

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  Best-in-class performance and coverage.  From a single blood draw, our current commercial tests assess the risk of a broad range of conditions, which we refer to as "coverage," including common fetal aneuploidies, microdeletions, triploidy, and inherited genetic conditions that could be passed on from parent to child. A fetal aneuploidy is when a fetus has a different number of chromosomes than are typical. A microdeletion is a deletion of a region of DNA from one copy of one chromosome in an individual. Triploidy is when an individual has three copies of every chromosome instead of two. We estimate that all of these conditions combined are more than three times as prevalent in the general population as the three most common autosomal aneuploidies, which include trisomies 13, 18, and 21. In aggregated data from validation studies published in Obstetrics & Gynecology and Prenatal Diagnosis, Panorama has demonstrated combined sensitivity for the Down, Edwards and Patau syndromes and triploidy of greater than 99% and specificity of greater than 99.9% per disorder, which we believe makes Panorama overall the most accurate NIPT commercially available in the United States. In these studies, Panorama made no errors in fetal sex determination. A paper published in the August 2014 issue of Obstetrics & Gynecology reported that Panorama had a statistically significant lower false positive rate than the NIPT method practiced by our U.S. competitors. Our sensitivity for 22q11.2 deletion syndrome, which is caused by the deletion of a small piece of chromosome 22 and can be treated with early intervention at the time of birth to avoid seizures and reduce cognitive impairment, is greater than 95% for deletions of approximately 2.9Mb based on data published in the American Journal of Obstetrics & Gynecology. This sensitivity is considerably higher than that published for any competing microdeletions tests currently offered in the NIPT sector. For an explanation of how we measure sensitivity and specificity, see "Business—Overview."

  •
  Independent sales force and global network of laboratory partners.  Our own direct sales force and managed care teams, both of which we have recently expanded, anchor our commercial engagement with physicians, laboratory partners, and payers. We can offer all of our products through our direct sales force and at a higher gross margin percentage than when we service customers through a partner. The percentage of our overall accessioned tests generated through the higher margin U.S. direct sales force increased from approximately 25% in 2013 to approximately 44% in 2014, and to approximately 60% for the three months ended March 31, 2015. Where we have identified laboratory or distribution partners who share our focus on premium quality and service, we also contract with them to distribute our tests. We find this model to be particularly beneficial outside of the United States. Through our direct sales effort and worldwide network of over 70 laboratory and distribution partners, we have established a broad distribution channel that includes over 600 genetics-focused sales representatives. We and our laboratory partners have in-network contracts with insurance providers that account for over 140 million covered lives in the United States. Our target market for NIPT is a much smaller subset of these covered lives, because it excludes men, children and post-menopausal women who would not be users of our products. We are now a participating provider in 31 state Medicaid programs.

  •
  Substantial intellectual property.  We have retained worldwide rights to our internally-developed molecular and bioinformatics technologies, with no royalty or licensing fee obligations on our core technologies. We have multiple issued patents covering aspects of our core technology in the United States and internationally. In prenatal testing, we believe our proprietary method represents a fundamentally differentiated approach.

  •
  Cloud-based distribution model.  We are leveraging our cloud-based Constellation software to expand access to our molecular and bioinformatics technologies to laboratory partners worldwide. This approach allows us to scale more quickly, drive broader patient access, and leverage the rapid emergence of sequencing systems worldwide. We have begun using this distribution model with laboratories inside and outside the United States, for both commercial products and research applications. We also leverage Constellation to more efficiently perform our internal commercial laboratory activities and to perform research and development of our products. In July 2014, we achieved a CE Mark from the European Commission for Constellation and in May 2015, we achieved a CE Mark for the key reagent kits that our partners will need to run their portion of the Panorama test prior to accessing our cloud-based software. These two CE Marks enable our cloud-based distribution model in the European Union and other countries that accept a CE Mark. We are also engaged in discussions with the U.S. Food and Drug Administration, or the FDA, for use of a version of our software to support our cloud-based distribution model in the United States. The FDA has recently indicated to us that this software may be appropriate for review under the de novo classification process. The FDA has also stated to us that it will not prevent us from marketing the software in the United States while we continue to discuss how our software will be regulated and the FDA determines the regulatory pathway.

  •
  Future applications of our technology connected with prenatal testing.  We expect to broaden our disease coverage in prenatal diagnostics, including by incorporating the ability to screen for additional disorders in our Panorama panel. We believe that this technology will allow us to capitalize on advances in isolating fetal cells from a mother's blood, which would allow us to measure more of the fetal genome non-invasively and with even higher accuracy. Recent publications in Science and Genome Medicine highlight the capability of our technology to determine what segments of the parent's chromosomes contributed to the DNA of a fetus and hence to reconstruct almost the entire DNA of a fetus in silico using only measurements of a tiny amount of fetal DNA. Consequently, we believe that we will have the ability to generate close to the full genome of an individual, roughly 9 weeks after the individual is conceived. The applications of this information from pregnancy through adulthood are extensive.

  •
  Future applications of our technology beyond prenatal testing.  We believe that our ability to reliably analyze DNA at many thousands of loci at the scale of a single-molecule is very well suited for the early detection and monitoring of a wide variety of cancers. We are working with some of the world's leading cancer centers to collect samples and develop so-called "liquid biopsy" tests to analyze circulating tumor DNA of common forms of the disease, including breast, ovarian, and lung cancer. We believe that such tests will reduce the need for invasive tumor biopsies, enable earlier detection of cancer and enhance treatment.

Proprietary technology drives our test performance and pipeline

        The sensitivity, specificity and coverage of our tests are driven by our proprietary mmPCR method of amplifying the DNA in a sample, and by our bioinformatics algorithm, which relies on a statistical technique known as maximum likelihood estimation, or MLE. MLE is widely used in other industries to enhance the quality of noisy or complex data inputs, such as in the conversion of a transmitted analog communication signal to a digital format. We have applied MLE to high-throughput genetic data. Our ability to multiplex over 20,000 primer sets in a single experiment allows us to achieve a high signal to noise ratio, or the ratio of useful information to irrelevant data, when detecting small amounts of DNA within a much larger sample.

        The analytic and clinical validity of our technology demonstrated in Panorama and our other products has been described in multiple peer-reviewed publications, including the journals Science, Human Reproduction, Molecular Human Reproduction, Fertility and Sterility, PLOS ONE, Genetics in Medicine, Prenatal Diagnosis, Fetal Diagnosis and Therapy, Obstetrics & Gynecology, Genome Medicine and American Journal of Obstetrics & Gynecology.

Panorama: Applying our molecular technology and bioinformatics to prenatal diagnostics

        We launched Panorama in March 2013. Panorama non-invasively screens for fetal chromosomal abnormalities, including Down syndrome, Edwards syndrome, Patau syndrome, Turner syndrome and triploidy, which often result in intellectual disability, severe organ abnormalities, and fetal demise. Panorama can be performed as early as nine weeks into a pregnancy, which is significantly earlier than traditional methods, such as serum protein measurement where doctors measure certain hormones in the blood. Based on data published in Prenatal Diagnosis, Fetal Diagnosis and Therapy and Obstetrics & Gynecology, Panorama demonstrated greater than 99% overall sensitivity for aneuploidies on chromosomes 13, 18 and 21 and triploidy and less than 0.1% false positive rate for each syndrome, which we believe makes it overall the most accurate NIPT commercially available in the United States. Sensitivity is calculated as the ratio between the number of individuals that test positive for the condition over the total number of individuals in the tested cohort who actually have the condition. A paper published in the August 2014 issue of Obstetrics & Gynecology, reported that Panorama had a statistically significant lower false positive rate than other NIPT methods practiced by our U.S. competitors. Based on data published in Obstetrics & Gynecology, Prenatal Diagnosis, and American Journal of Obstetrics & Gynecology, we have also demonstrated the ability to identify fetal sex more accurately than competing NIPTs. This is partially a result of Panorama's unique ability to detect a vanishing twin, which is a known driver of fetal sex errors with quantitative methods used by our competitors.

        We believe Panorama's specificity and sensitivity reduce the need for unnecessary confirmatory invasive procedures, lowering the total cost to the healthcare system of these procedures and limiting the resulting risk of spontaneous miscarriage. We believe Panorama's test performance has allowed us to command a price premium compared to other NIPTs while achieving over 55,000 Panorama tests accessioned during the three months ended March 31, 2015. A test is accessioned when we receive the test, the relevant information about the test is entered into our computer system and the test sample is routed into the appropriate sample flow.

        In 2014, we enhanced Panorama by adding the capability to screen for five of the most common genetic diseases caused by microdeletions, using our Panorama microdeletions panel. Microdeletions are missing sub-chromosomal pieces of DNA, which can have serious health implications depending on the location of the deletion. Based on data published in Prenatal Diagnosis and American Journal of Obstetrics & Gynecology, the combined prevalence of these targeted microdeletions is approximately one in 700 pregnancies, which together makes them more common than Down syndrome for women younger than approximately 32 years of age. Unlike Down syndrome, where the risk increases with maternal age, the risk of these five microdeletions is independent of maternal age. Therefore, we believe our microdeletions testing capability will be a significant driver of Panorama adoption in all risk categories, including those who are traditionally considered average-risk for Down syndrome. Panorama has demonstrated best-in-class performance screening for microdeletions. In validation studies, Panorama achieved sensitivity greater than 95% for deletions of approximately 2.9Mb for the 22q11.2 deletion syndrome and has been validated to perform at low fetal fractions. The two other NIPTs currently screening commercially for this condition claim to have sensitivity of only between 60% and 87%. For the three months ended March 31, 2015, approximately 83% of customers who ordered the basic Panorama panel directly from us have also ordered screening for 22q11.2 deletion syndrome or the full microdeletions panel. Based on the prevalence of these conditions in younger women and the performance of Panorama, we believe Panorama is the most appropriate cfDNA-based screening test for the growing NIPT market for average-risk pregnancies.

        In April 2015, we updated both the molecular and bioinformatics portions of Panorama. These updates both reduce the cost of running Panorama and further increase the sensitivity of the test, allowing it to run with lower fetal fraction input. These updates lead to a less frequent need to require blood redraws from the patient, while further improving performance.

        We have launched seven prenatal genetic tests since 2009, and in 2015, we launched Constellation, our cloud-based software product, which is helping to enable our cloud-based distribution model. In addition to Panorama and our microdeletions panel, we also offer a carrier screening test (branded as Horizon), pre-implantation genetic screening and diagnosis for embryos prior to in vitro fertilization, or IVF (branded as Spectrum), and products of conception testing that identifies fetal chromosomal causes of miscarriage (branded as Anora). Using Constellation, we also have a non-invasive prenatal paternity test, which is marketed and sold exclusively by a partner from whom we receive a royalty.

Our development pipeline in oncology diagnostics

        We believe that our ability to interrogate genes at tens of thousands of points in parallel in a single reaction at the scale of a single molecule is well suited to the analysis of cancer-associated genetic mutations in circulating tumor DNA, or ctDNA. For the development of these products, we are working with world-renowned oncology centers, such as the Feinstein Institute for Medical Research at North Shore LIJ, Stanford University, Albert Einstein College of Medicine, Columbia University, Johns Hopkins University, Vanderbilt University and Cancer Research UK on research collaborations, clinical trials and engaging with their leading doctors on our oncology advisory board.

        We have demonstrated that our mmPCR platform can provide highly accurate detection of CNVs and SNVs in the plasma from patients with cancer, with sensitivities lower than 0.5% ctDNA for the detection of CNVs and approximately 0.01% ctDNA for the detection of SNVs. Our ability to simultaneously detect both CNVs and SNVs in ctDNA at very low concentrations in standard plasma samples drives our potential opportunity in the oncology diagnostics space. Because breast, ovarian and lung cancer are largely driven by CNVs, we believe that our ability to detect CNVs at low ctDNA levels will be well-suited for early detection, recurrence monitoring and therapy selection for these cancers.

        Based on the promise of our technology, we are currently developing non-invasive oncology diagnostic products to address several markets. For ovarian and lung cancer we are developing reflex tests and early detection and recurrence monitoring, for breast cancer we are developing early detection monitoring and recurrence monitoring, and we are developing a therapeutic monitoring product to cover various cancers. We currently anticipate that these tests will be initially commercialized as laboratory-developed tests, or LDTs.

Industry Overview

        Every individual has a unique genome and we believe that comprehensive knowledge of this genetic makeup is becoming integral to the practice of medicine. We also believe that eventually many individuals in a modern healthcare system will have their genome sequenced at birth, resulting in the potential for dramatic improvements in health and an overall reduction in healthcare costs through preventive care and better disease management. The ability to identify the presence of diseases early, easily, and inexpensively has the potential to impact the lives of millions of patients and save billions of dollars in healthcare costs. The rapid expansion of next-generation sequencing, or NGS, of DNA has unlocked a wealth of information about the role of genomics in disease, and is enabling a new class of diagnostic tests that improve patient care. As the cost and performance of next-generation sequencers continues to improve, we expect availability and demand for molecular diagnostic tests will continue to accelerate.

        In prenatal diagnostics, NIPTs use NGS to screen for chromosomal abnormalities, such as Down syndrome, by measuring fetal DNA circulating in the bloodstream of an expectant mother. According to the U.S. Centers for Disease Control and Prevention, or CDC, in the United States in 2013 there were approximately four million births, which included over 600,000 births resulting from pregnancies that were considered high-risk. Additionally, we estimate that there are over 12.5 million annual births in developed countries, including the United States, and over 16 million in China that fit our addressable market. We believe that the total addressable markets annually for our NIPT product and carrier screening product in the United States alone are approximately $2.5 billion and $2.0 billion, respectively.

        The first generation of NIPTs rely on quantitative methods, which simply measure the amount of DNA, to predict chromosomal abnormalities. All of our current competitors in the United States rely on this technique. These tests provided a valuable addition to older diagnostic techniques. However, they generally offer varying levels of sensitivity and specificity for whole chromosomal abnormalities, and we believe they are not well-suited for screening for many severe yet relatively common genetic disorders, such as microdeletions. A study in the New England Journal of Medicine found microdeletions or duplications in 1.7% of all pregnancies, indicating substantially higher prevalence rates than common fetal aneuploidies in the general population.

        Cancer remains one of the greatest areas of unmet medical need despite decades of advancement. The potential market opportunity for "liquid biopsies" in cancer focused on therapeutic monitoring, recurrence monitoring and diagnosis is significant and has the potential for broad applicability across a variety of tumor types. The American Cancer Society estimates that in 2015, there will be approximately 1.7 million new cancer cases diagnosed and more than 575,000 cancer deaths in the United States. We estimate that our planned therapeutic monitoring panel has the potential to address approximately 65%, or 1.1 million, of the annual new cases in the United States of cancer, including ovarian, breast, lung and many other cancers, translating to approximately 4.4 million tests per year and a total addressable market annually in the United States alone of approximately $6.6 billion.

        Furthermore, we have identified additional markets in early detection of cancers in high risk patients in lung, breast, and ovarian cancers. In lung cancer, our planned early detection test has the potential to address a market of an estimated more than 7 million individuals in the United States who have a history of smoking one pack of cigarettes a day for 30 years or more and are recommended by the U.S. Preventive Services Task Force for annual computed tomography scans. For breast and ovarian cancers, we are seeking to address approximately 6.5 million women in the United States, who self report a family history of breast cancer during routine screening, which is an indicator of high risk for both breast and ovarian cancers. We believe that addressable market size for early detection assays in lung, breast and ovarian cancer in the United States alone is $6.7 billion.

        We are also developing products for reflex testing for the stratification of current imaging modalities used for cancer detection. In lung cancer, with an estimated 27% of low-dose computed tomograph scans resulting in a positive result, we estimate a target market of 1.9 million patients in the United States. In breast cancer, with approximately 10% of the 39 million mammograms performed annually in the United States recalled for further workup, we estimate an annual market of approximately 3.9 million reflex tests. In ovarian cancer, we estimate 560,000 annual tests that could accompany positive findings on transvaginal ultrasounds. We estimate the anticipated total addressable market size for these reflex tests in lung, breast and ovarian cancer to be $3.2 billion.

Our Cloud-Based Distribution Model

        We sell our tests directly and partner with other clinical laboratories to distribute our tests globally. Currently, all of our products are LDTs and we perform most of our commercial testing in our laboratory certified under the Clinical Laboratory Improvement Amendments of 1988, or CLIA. However, our technology is compatible with standard equipment used around the world, and a range of NGS platforms, and we have developed the capability for our partner laboratories, under a license from us, to run their molecular assays themselves and then access our computation-intensive algorithms via a cloud-based distribution model for the final step of the analysis. As of June 20, 2015, we have entered into five contracts with laboratories outside of the United States and three contracts with laboratories within the United States to develop and run their own NIPT test under our cloud-based model. In addition, we have recently executed a license agreement with Clarient Diagnostic Services, Inc., a division of GE Healthcare, one of the largest oncology laboratories in the United States. Under this license, Clarient, which processes approximately 10% of the cancer tumor samples in the United States, will develop an oncology test to support pharmaceutical clinical trials based on our technology and employing Constellation.

        We believe that introducing a cloud-based distribution model provides us with a competitive advantage by allowing us to:

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  Improve patient experience.

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  Drive higher rates of reimbursement for our licensees.

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  Accelerate international adoption by leveraging our licensees' existing capabilities.

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  Efficiently achieve scale and reduce costs.

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  Rapidly deliver innovations to our licensees.

Our Strategy

        Our vision is to deploy our powerful molecular technology and bioinformatics to change the management of genetic disease globally. Our strategy includes the following key elements:

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  Drive adoption of Panorama in all pregnancy risk categories and all geographies.

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  Extend and strengthen our direct sales force and existing relationships with laboratory partners.

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  Continue to improve our cost structure.

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  Apply our expertise in prenatal diagnostics to expand our offering.

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  Leverage our technology to enable applications beyond prenatal testing.

Risk Factors

        Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled "Risk Factors" immediately following this prospectus summary. These risks include, among others, the following:

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  We derive most of our revenues from Panorama, and if our efforts to further increase the use and adoption of Panorama or to develop new products in the future do not succeed, our business will be harmed.

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  We have incurred losses since our inception and we anticipate that we will continue to incur losses for the foreseeable future, which could harm our future business prospects.

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  Uncertainty in the development and commercialization of our planned future cancer products or other new products could materially adversely affect our business, financial condition and results of operations.

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  Our quarterly results may fluctuate significantly, which could adversely impact the value of our common stock.

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  If our agreements with our laboratory partners are terminated, as occurred last year with two of our largest partners, or our laboratory partners do not effectively market or sell Panorama, and we are not able to offset the resulting impact to our gross profit through our direct sales efforts or through agreements with new partners, our commercialization activities related to Panorama may be impaired and our financial results could be adversely affected.

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  If we are unable to compete successfully with either existing or future prenatal testing products or other test methods, we may be unable to increase or sustain our revenues or achieve profitability.

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  Our cloud-based distribution model may be difficult to implement, and may not be successful in satisfying any necessary regulatory requirements, including the FDA's draft guidances related to oversight of LDTs, if finalized.

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  If the results of our clinical studies do not support the use of our tests, particularly in the average-risk pregnancy population, or cannot be replicated in later studies required for regulatory approvals or clearances, our business, financial condition, results of operations and reputation could be adversely affected.

  •
  If our sole laboratory facility becomes inoperable, we will be unable to perform our tests and our business will be harmed.

  •
  We rely on a limited number of suppliers or, in some cases, single suppliers, for some of our laboratory instruments and materials and may not be able to find replacements or immediately transition to alternative suppliers.

  •
  The marketing, sale, and use of Panorama and our other products could result in substantial damages arising from product liability or professional liability claims that exceed our resources.

  •
  If we are unable to expand third-party payer coverage and reimbursement for Panorama and our other tests, if third-party payers withdraw coverage or provide lower levels of reimbursement due to changing policies, billing complexities or other factors, or if we are required to refund any reimbursements already received, our revenues and results of operations would be adversely affected.

  •
  If the FDA were to begin actively regulating our tests as outlined in the FDA's October 3, 2014 draft guidances, we could incur substantial costs and delays associated with trying to obtain premarket clearance or approval and incur costs associated with complying with post-market controls.

  •
  Changes in government healthcare policy could increase our costs and negatively impact coverage and reimbursement for our tests by governmental and other third-party payers.

  •
  If the validity of an informed consent from a patient intake for Panorama or other tests was challenged, we could be precluded from billing for such testing or forced to stop performing such tests, which would adversely affect our business and financial results.

  •
  Any failure to obtain, maintain, and enforce our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

        If we are unable to adequately address these and other risks we face, our business, financial condition, operating results, and prospects may be adversely affected.

Corporate Information

        We were initially formed in California as Gene Security Network, LLC in November 2003. We were incorporated in Delaware in January 2007, and we changed our name to Natera, Inc. in January 2012. Our principal executive offices are located at 201 Industrial Road, Suite 410, San Carlos, California 94070, and our telephone number is (650) 249-9090. Our website address is www.natera.com. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider any information on, or accessible through, our website as part of this prospectus.

        As a company with less than $1.0 billion in revenues during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. As an "emerging growth company," we expect to take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

  •
  being permitted to present only two years of audited financial statements and only two years of related "Management's Discussion and Analysis of Financial Condition" and "Results of Operations" in this prospectus;

  •
  not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

  •
  reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements and

  •
  exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

        We may use these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a "large accelerated filer," our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

        We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

        The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

        Unless the context indicates otherwise, as used in this prospectus, the terms "Natera," "Company," "we," "us" and "our" refer to Natera, Inc. Natera, Prenatus, Powered by SNPs, Spectrum, Anora, Constellation, Horizon and Panorama and other trademarks or service marks of Natera appearing in this prospectus are the property of Natera. This prospectus contains additional trade names, trademarks and service marks of ours and of other companies. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Reverse Stock Split

        Our board of directors and stockholders approved a 1-for-1.63 reverse split of our capital stock, which was effected on June 19, 2015. All references to common stock, options to purchase common stock, restricted stock, share data, per share data, warrants, convertible preferred stock and related information have been retroactively adjusted where applicable in this prospectus to reflect the reverse stock split of our capital stock as if it had occurred at the beginning of the earliest period presented.

 THE OFFERING

Shares of common stock offered	6,250,000 shares.
Shares of common stock outstanding after this offering	44,677,337 shares (45,614,837 shares if the underwriters exercise their over-allotment option in full).
Over-allotment option	We have granted to the underwriters the option, exercisable for 30 days from the date of this prospectus, to purchase up to 937,500 additional shares of our common stock.
Use of proceeds

We estimate that the net proceeds to us from the issuance of our common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $89.3 million, or approximately $103.3 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use approximately $29.3 million of the net proceeds received by us from this offering for working capital and general corporate purposes and approximately $60.0 million for continued investments in research and development for our core technology and development of our product offerings. In addition, we may use a portion of the net proceeds received by us from this offering for acquisitions of complementary businesses, technologies or other assets. However, we have no current understandings, agreements or commitments for any material acquisitions at this time. See "Use of Proceeds."

Risk factors	See "Risk Factors" beginning on page 14 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.
Proposed Nasdaq symbol	"NTRA".

        The number of shares of common stock that will be outstanding after this offering is based on 38,427,337 shares outstanding as of May 31, 2015, provided, however, that in the event that the actual initial public offering price is lower than $12.7629 per share, the shares of Series F preferred stock will convert into a larger number of shares of common stock, on an as-converted basis, and excludes:

  •
  818,400 shares of common stock issuable upon the exercise of warrants outstanding as of May 31, 2015, with a weighted-average exercise price of $1.08 per share;

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  33,742 shares of common stock issuable upon the deemed conversion of 33,742 shares of our convertible preferred stock, which are issuable upon the exercise of warrants outstanding as of May 31, 2015, with an exercise price of $1.8908 per share;

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  9,099,241 shares of common stock issuable upon the exercise of options outstanding as of May 31, 2015, with a weighted-average exercise price of $2.86 per share;

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  409,975 shares of common stock issuable upon the exercise of options granted after May 31, 2015, with an exercise price of $12.8501 per share; and

  •
  5,396,831 shares of common stock, subject to increase on an annual basis, reserved for future grant or issuance under our stock-based compensation plans, consisting of:

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  1,051,788 shares of common stock as of May 31, 2015 reserved for future grants under our 2007 Stock Plan, which shares will be added to the shares to be reserved under our 2015 Equity Incentive Plan, or the 2015 Plan, which will become effective in connection with the completion of this offering;

  •
  3,451,495 shares of common stock reserved for future grants under our 2015 Plan;

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  893,548 shares of common stock reserved for future issuance under our 2015 Employee Stock Purchase Plan, which will become effective in connection with the completion of this offering; and

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  an additional number of shares subject to awards outstanding under our 2007 Stock Plan that expire, terminate or are forfeited.

        Unless otherwise indicated, all information in this prospectus assumes:

  •
  a 1-for-1.63 reverse stock split of our capital stock that was effected on June 19, 2015;

  •
  that our amended and restated certificate of incorporation, which we will file in connection with the completion of this offering, is in effect;

  •
  the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 31,397,221 shares of common stock immediately prior to the completion of this offering, provided, however, that in the event that the actual initial public offering price is lower than $12.7629 per share, the shares of Series F preferred stock will convert into a larger number of shares of common stock;

  •
  no exercise by the underwriters of their over-allotment option to purchase up to 937,500 additional shares of common stock from us; and

"Shares of common stock outstanding after this offering" above does not give effect to any additional shares issuable upon conversion of the Series F preferred stock if the actual initial public offering price is lower than $12.7629 per share. For example, in the event that the actual initial public offering price is $12.00, $11.00 or $10.00 per share, the aggregate number of additional shares of common stock issuable to the holders of Series F preferred stock will be approximately 276,460 shares, 696,915 shares or 1,201,460 shares, respectively.

 SUMMARY FINANCIAL DATA

        The following tables set forth our summary financial data. We derived the summary statements of operations data for the years ended December 31, 2013 and 2014 from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2014 and 2015 and the balance sheet data as of March 31, 2015 are derived from our unaudited condensed interim financial statements that are included elsewhere in this prospectus. We have prepared the unaudited interim financial statements on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments, which in our opinion are necessary to state fairly the financial information set forth in those statements. You should read this summary financial data in conjunction with the sections titled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results we expect in the future, and our interim results are not necessarily indicative of the results we expect for the full year or any other period.

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(unaudited)
	(In thousands, except per share data)
Statements of Operations Data:
Revenues:
Product revenues	$54,955	$157,308	$27,209	$46,899
Other revenues	216	1,981	86	536

Total revenues	55,171	159,289	27,295	47,435
Cost and expenses:
Cost of product revenues	37,275	78,396	15,900	24,843
Research and development	11,550	17,292	4,298	5,630
Selling, general and administrative	31,614	62,936	14,379	23,239

Total cost and expenses	80,439	158,624	34,577	53,712

Income (loss) from operations	(25,268)	665	(7,282)	(6,277)
Interest expense	(1,873)	(4,219)	(809)	(1,010)
Interest expense from accretion of convertible notes	(7,901)	—	—	—
Interest (expense) benefit from changes in the fair value of long-term debt	(2,166)	118	(806)	(1,800)
Other income (expense)	98	(1,716)	(719)	(917)

Net loss	$(37,110)	$(5,152)	$(9,616)	$(10,004)

Net loss per share, basic and diluted	$(9.66)	$(1.07)	$(2.09)	$(1.89)

Shares used to compute net loss per share, basic and diluted	3,841	4,800	4,591	5,289

Pro forma net loss per share, basic and diluted (unaudited)		$(0.16)		$(0.27)

Shares used to compute pro forma net loss per share, basic and diluted (unaudited)		32,326		36,686

	As of March 31, 2015
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$80,348	$80,348	$169,648
Restricted cash	1,346	1,346	1,346
Working capital	67,955	67,955	157,255
Total assets	120,104	120,104	209,404
Long-term debt	25,689	25,689	25,689
Convertible preferred stock	240,585	—	—
Total stockholders' deficit	(180,086)	60,499	149,799

        The preceding table presents a summary of our unaudited balance sheet data as of March 31, 2015:

  •
  on an actual basis, except to the extent it has been adjusted to give effect to a 1-for-1.63 reverse split of our capital stock;

  •
  on a pro forma basis to give effect to:

  •
  the filing and effectiveness of our amended and restated certificate of incorporation; and

  •
  the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 31,397,221 shares of common stock, provided, however, that in the event that the actual initial public offering price is lower than $12.7629 per share, the shares of Series F preferred stock will convert into a larger number of shares of common stock (for example, in the event that the actual initial public offering price is $12.00, $11.00 or $10.00 per share, the aggregate number of additional shares of common stock issuable to the holders of Series F preferred stock will be approximately 276,460 shares, 696,915 shares or 1,201,460 shares, respectively); and

  •
  on a pro forma as adjusted basis to give further effect to the receipt by us of the estimated net proceeds from the sale of shares of common stock in this offering, assuming an initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

        Each $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders' deficit by $5.8 million, assuming that the number of shares offered by us as set forth on the cover page of this prospectus remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 increase (decrease) in the number of shares of common stock offered by us would increase (decrease) each of pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders' deficit by approximately $14.9 million, assuming an initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We derive most of our revenues from Panorama, and if our efforts to further increase the use and adoption of Panorama or to develop new products in the future do not succeed, our business will be harmed.

        For the year ended December 31, 2014 and three months ended March 31, 2015, 74% and 94%, respectively, of Panorama product revenues were a result of orders placed through our direct sales force and international laboratory partners. Although we derive some revenues from our other products, we expect to continue to derive a significant portion of our revenues from the sales of Panorama, at least in the near term. We are in the process of increasing the awareness and adoption of Panorama among laboratories, clinics, clinicians, physicians, payers and patients. Continued and additional market acceptance of Panorama and our and our laboratory partners' ability to attract new customers are key elements to our future success. The market demand for NIPTs has grown in recent periods and is evolving, but this market trend may not continue or, even if it does continue to grow, physicians may not recommend and order Panorama, and our laboratory partners may not actively or effectively market Panorama. In addition, most third-party reimbursement for Panorama is from payers in the United States, with coverage primarily limited to high-risk pregnancies. Our future success is also dependent on our ability to develop new products in the future, such as in the field of cancer. A reduction in the demand for our current or future tests, or a reduction in the growth of such demand, could be caused by, among other things, lack of customer acceptance, competing technologies and services, regulatory restrictions, lack of sufficient reimbursement by third-party payers for Panorama or decreases in spending on prenatal testing. If the market and our market share fail to grow or grow more slowly than expected, our business, operating results and financial condition will be harmed.

        Our ability to increase sales and establish significant levels of adoption and reimbursement for Panorama is uncertain, and we may never be able to achieve profitability for many reasons, including, among others:

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  the NIPT market may not grow as we expect, and NIPTs may not gain acceptance for use in the average-risk pregnancy population, which would limit the market for Panorama;

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  laboratories, clinics, clinicians, physicians, payers and patients may not adopt use of Panorama on a broad basis, and may not be willing to pay the price premium over other NIPTs that we have, to date, been able to achieve, if we are unable to demonstrate to these constituencies that Panorama is superior to competing NIPTs with respect to value, convenience, accuracy, coverage, and other factors, such as the need on occasion to perform second blood draws on patients;

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  third-party payers, such as commercial insurance companies and government insurance programs, may decide not to reimburse for Panorama, may not reimburse for uses of Panorama for the average-risk pregnancy population or for the screening of microdeletions, or may set the amounts of such reimbursements at prices that do not allow us to cover our expenses;

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  the results of our clinical trials and any additional clinical and economic utility data that we may develop, present and publish or that comes from the commercial use of Panorama may be inconsistent with prior data, raise questions about the performance of Panorama, or may fail to convince laboratories, clinics, clinicians, physicians, payers or patients of the value of Panorama;

  •
  we, and our laboratory partners, may not be able to maintain and grow effective sales and marketing capabilities, and our sales and marketing efforts may fail to effectively reach customers or effectively communicate the benefits of Panorama;

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  our laboratory partners may choose to offer tests provided by our competitors due to pricing or other reasons or otherwise fail to effectively market Panorama—for example, Progenity, Inc. and Quest Diagnostics Incorporated, which were our largest laboratory partners in 2013, terminated our contracts in 2014 and each began promoting the NIPT of a different one of our competitors, and now Quest promotes its own NIPT;

  •
  we have recently expanded our direct sales force in the United States, relying to a much greater extent on our direct sales efforts and our own reimbursement arrangements with payers, and our new sales representatives may not be as effective as our sales representatives have been historically and may take longer than anticipated to become fully productive, and we may not be able to maintain or replicate our former laboratory partners' reimbursement arrangements with payers;

  •
  a more effective and/or less expensive test for risk assessment of chromosome conditions in fetuses may be developed and commercialized;

  •
  we may experience supply constraints, including due to the failure of our key suppliers to provide required sequencers and reagents, including with respect to the required sequencers and reagents from our supplier, Illumina, Inc., which is also one of our main competitors through its Verinata division;

  •
  we may experience increased costs and expenses;

  •
  the U.S. Food and Drug Administration, or the FDA, or other U.S. or foreign regulatory or legislative bodies may adopt new regulations or policies, or take other actions that impose significant restrictions on our ability to market and sell Panorama or our other tests; and

  •
  we may fail to adequately protect our intellectual property relating to Panorama or others may claim we infringe their intellectual property rights.

Even if we are successful in addressing these risks with respect to Panorama, we may not be successful in addressing these risks in connection with our new products, including in the field of cancer.

We have incurred losses since our inception and we anticipate that we will continue to incur losses for the foreseeable future, which could harm our future business prospects.

        We have incurred net losses since our inception in 2003. To date, we have financed our operations primarily through private placements of preferred stock, convertible debt and other debt instruments. Our net loss for the years ended December 31, 2013 and 2014 was $37.1 million and $5.2 million, respectively. Our net loss for the three months ended March 31, 2014 and 2015 was $9.6 million and $10.0 million, respectively. As of December 31, 2014 and March 31, 2015, we had an accumulated deficit of $179.8 million and $189.8 million, respectively, including in each case $107.4 million of non-cash interest expense from accretion of convertible notes. Such losses are expected to increase in the future as we continue to devote a substantial portion of our resources to efforts to increase adoption of, and reimbursement for, Panorama and our other products, improve these products, and research and develop future diagnostic solutions, including in the field of cancer. As a result of our limited operating history, our ability to forecast our future operating results, including revenues, cash flows and profitability, is limited and subject to a number of uncertainties. We have encountered and will continue to encounter risks and uncertainties frequently experienced by growing companies in the life sciences and technology industry, such as the risks and uncertainties described in this prospectus. If our assumptions regarding these risks and uncertainties are incorrect or these risks and uncertainties change due to changes in our markets, or if we do not address these risks successfully, our operating and financial results may differ materially from our expectations, and our business may suffer.

Uncertainty in the development and commercialization of our planned future cancer products or other new products could materially adversely affect our business, financial condition and results of operations.

        We continue to focus research and development efforts on NIPTs, with an increasing effort to expand our platform and apply our expertise in processing and analyzing cell free DNA to the field of cancer. The launch of any new diagnostic tests, including those in the field of cancer, will require the completion of certain clinical development and commercialization activities and the expenditure of additional cash resources. We cannot assure you that we can successfully complete the clinical development of any other diagnostic test, including those in the field of cancer, or that we can establish or maintain the collaborative relationships that are essential to our clinical development and commercialization efforts. We also cannot assure you that we will be able to reduce our expenditures sufficiently or otherwise mitigate the risks associated with our business to raise enough capital to complete clinical development or commercialization activities. Clinical development requires large numbers of patient specimens and, for certain products, may require large, prospective, and controlled clinical trials. We may not be able to collect a sufficient number of appropriate specimens in a timely manner in the future to complete clinical development for any planned diagnostic test, including those in the field of cancer, or we may be unable to afford or manage the large-sized clinical trials that some of our planned future products may require. Such failures could prevent or significantly delay our ability to research, develop, complete clinical development and validation, obtain FDA clearance or approval as may be necessary or desired, or launch any of our planned diagnostic tests, including those in the field of cancer. Any failure to complete on-going clinical studies for our planned diagnostic tests, including those in the field of cancer, could have a material adverse effect on our business, operating results or financial condition.

Our quarterly results may fluctuate significantly, which could adversely impact the value of our common stock.

        Our quarterly results of operations, including our revenues, gross margin, profitability and cash flows, may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, our quarterly results should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control. Fluctuations in quarterly results may adversely impact the value of our common stock. Factors that may cause fluctuations in our quarterly financial results include, without limitation, those listed elsewhere in this "Risk Factors" section. In addition, our quarterly results may fluctuate due to the fact that we recognize costs as they are incurred, but there is typically a delay in the related revenue recognition as we record most revenue only upon receipt of payment. Accordingly, to the extent sales increase, we may experience increased losses unless and until the related revenues are recognized. In addition, as we ramp up our internal sales and marketing and research and development efforts, we expect to incur costs in advance of achieving the anticipated benefits of such efforts. Finally, following the introduction of our cloud-based distribution model to additional laboratory partners, we may experience decreased revenues or slower revenue growth as the cost per test will be lower than for the laboratory-based model we presently offer. We also may face competitive pricing or reimbursement rate pressures, and we may not be able to maintain our premium pricing in the future, which would adversely affect our operating results.

If our agreements with our laboratory partners are terminated, as occurred last year with two of our largest partners, or our laboratory partners do not effectively market or sell Panorama, and we are not able to offset the resulting impact to our gross profit through our direct sales efforts or through agreements with new partners, our commercialization activities related to Panorama may be impaired and our financial results could be adversely affected.

        We have expanded our U.S. direct sales force to increase our direct sales, but a significant element of our commercial strategy remains to establish and leverage relationships with our laboratory partners to sell Panorama and our other products both in the United States and internationally. The percent of our revenues attributable to our U.S. direct sales force for the year ended December 31, 2014 was 59%, up from 45% for the year ended December 31, 2013. The percent of our revenues attributable to U.S. laboratory partners for the year ended December 31, 2014 was 26%, down from 42% for the year ended December 31, 2013. The percent of our revenues attributable to international laboratory partners and other international sales for the year ended December 31, 2014 was 14%, up from 13% for the year ended December 31, 2013. The percent of our revenues attributable to our U.S. direct sales force for the three months ended March 31, 2015 was 80%, up from 39% for the three months ended March 31, 2014. The percent of our revenues attributable to U.S. laboratory partners for the three months ended March 31, 2015 was 6%, down from 46% for the three months ended March 31, 2014. The percent of our revenues attributable to international laboratory partners and other international sales for the three months ended March 31, 2015 was 14%, down from 15% for the three months ended March 31, 2014.

        In February 2013, we entered into a licensing and joint development agreement with Bio-Reference Laboratories, Inc., under which Bio-Reference has the right, on a non-exclusive basis, to: (a) sell Panorama and have us perform the tests; (b) develop and sell an NIPT based on our technology as its own laboratory-developed test, or LDT; and (c) access our algorithm to analyze the data that results from the test that Bio-Reference develops. In April 2015, we amended and restated this agreement. Our agreement with Bio-Reference lasts until April 2017, followed by three successive one year autorenewal terms, unless earlier terminated by either party in accordance with the agreement. Bio-Reference and OPKO Health, Inc. recently announced that OPKO Health has agreed to acquire Bio-Reference. We do not anticipate that such an acquisition would impact our agreement with Bio-Reference.

        Most of our international laboratory partner agreements were signed in 2013 and have an initial term of two years but may be terminated by either party with 60 days' notice. Certain of the agreements automatically renew for successive periods but may still be terminated by either party with 60 days' notice. While some of these agreements require the laboratory partner to exclusively sell Panorama, if the partner wanted to sell another NIPT, it could terminate our agreement upon the 60 days' prior notice.

        In 2014, our two largest laboratory partners in 2013, Quest and Progenity, terminated their agreements with us. We are engaged in litigation with Progenity regarding Progenity's termination of their agreement, amongst other issues, which is more fully described in "Business—Legal Proceedings."

        Quest, Progenity and Bio-Reference have been important contributors to our sales of Panorama. Our international laboratory partner relationships have been important to our ability to increase awareness of and expand utilization of Panorama overseas. For 2013, Quest, Progenity and Bio-Reference accounted for 16%, 12% and 5% of our total revenues, respectively, and our international sales accounted for 13% of our revenues. Quest and Progenity accounted for approximately 50% of our revenues from the sale of Panorama in the year ended December 31, 2013. Sales to Quest, Bio-Reference and Progenity represented 10%, 6% and 5% of our revenues in 2014, respectively. Sales to Quest, Bio-Reference and Progenity represented a combined 27% of our revenues generated from Panorama in the year ended December 31, 2014. As Progenity and Quest have done, other laboratory partners may decide to exercise their termination rights under our contracts, or any laboratory partner that is not bound by obligations of exclusivity or non-competition to us or our products could decide to sell a competing product and may choose to promote such tests in addition to or in lieu of our tests. Moreover, our partners could merge with or be acquired by a competitor of ours or a company that chooses to de-prioritize the efforts to sell our products. If Bio-Reference or our other laboratory partners were to exercise their termination rights or begin selling competing products, we may be unable to replicate the benefits we have received through these relationships with other laboratory partners or our direct sales capabilities, which would harm our business, operating results and financial condition.

        In addition to the risks of termination, having Panorama and our other products distributed through partners reduces our control over our revenues, our market penetration and our gross margin on sales by the partner if we could have otherwise made that sale through our direct sales force. The financial condition of these laboratories could weaken, these laboratory partners could breach their agreements with us or stop selling our products, or uncertainty regarding demand for our products could cause these laboratories to reduce their marketing efforts in respect of our products. Further, our laboratory partners may infringe the intellectual property rights of third parties, misappropriate our trade secrets or use our proprietary information in such a way as to expose us to litigation and potential liability. Disagreements or disputes with our laboratory partners, including disagreements over customers, proprietary rights or our or their compliance with contractual obligations, might cause delays or impair the commercialization of Panorama or our other tests, lead to additional responsibilities for us with respect to new tests, or result in litigation or arbitration, any of which would divert management attention and resources and be time consuming and expensive. For these reasons or others, these partnerships may not be successful. If this is the case, our ability to increase sales of Panorama and our other products and to successfully execute our strategy could be compromised.

Our rapid growth and recent substantially increased growth in and dependence on our direct sales force has placed strains on our training and compliance infrastructure.

        The percentage of our revenues attributable to our U.S. direct sales for the three months ended March 31, 2015 was 80%, up from 39% for the three months ended March 31, 2014. During this period we experienced rapid growth in our sales force and in our billing and marketing personnel. This growth has placed strains on our ability to adequately train personnel and monitor compliance with our policies and procedures. We are taking steps to increase our efforts and implement systems in both of these areas, but there can be no assurance that we will be successful in doing so. Our steps to implement appropriate monitoring of our sales, billing and other personnel is ongoing and we have in the past experienced, and there can be no assurance that we will not in the future experience, situations in which employees fail to adhere to our policies. In particular, we have received three inquiries from non-governmental third-party payers questioning communications of certain of our employees regarding our obligation to seek payment from patients of the unreimbursed portion of a test. Failure by our sales, billing, marketing or other personnel to follow our policies may cause third-party payers to refuse to provide all or any reimbursement for tests accessioned, may cause third-party payers to seek repayment from us of amounts previously reimbursed and harm our ability to secure in-network coverage with third-party payers. Any of the foregoing could adversely affect our revenue, cash flow and financial condition, and reduce our growth prospects.

If we are unable to compete successfully with either existing or future prenatal testing products or other test methods, we may be unable to increase or sustain our revenues or achieve profitability.

        Our principal competition comes from existing testing methods, technologies and products, including other NIPTs and carrier screening tests offered by our competitors, used by obstetricians and gynecologists, or OB/GYNs, maternal fetal medicine, or MFM, specialists or in vitro fertilization centers. Established, traditional first-line testing prenatal methods, such as serum protein measurement, where doctors measure certain hormones in the blood, and invasive prenatal diagnostics tests like amniocentesis have been used for many years and are therefore difficult to change or supplement.

        We are engaged in commercial activities in the molecular testing field, which is characterized by rapid technological changes, frequent new product introductions, changing customer preferences, emerging competition, evolving industry standards, reimbursement uncertainty and price competition. If we fail to anticipate or respond adequately to technological developments, demand for our tests will not grow and may decline, and our business, revenue, financial condition and operating results could suffer materially. Moreover, many companies in this market are offering, or may soon offer, products and services that compete with our tests, in some cases at a lower cost than ours. We cannot assure you that research and discoveries by other companies will not render our existing or potential tests uneconomical or result in tests superior to our existing tests and those we develop. We also cannot assure you that any of our existing tests or tests that we develop will be preferred by customers or payers to any existing or newly developed technologies or tests. In addition, physicians may choose to recommend the tests of our competitors.

        We compete with numerous companies that develop NIPTs, including Sequenom, Inc., Illumina, Inc., through its Verinata division, Ariosa, Inc., which was recently acquired by F. Hoffman La-Roche Ltd, Laboratory Corporation of America Holdings, Counsyl, Inc., Quest, Beijing Genomics Institute, or BGI, and Berry Genomics Co., Ltd. Some of these NIPTs are sold at a lower price than Panorama. As NIPTs gain greater market acceptance, tests and services being offered or developed by the aforementioned and other companies could cause sales of our tests and services to decline or force us to reduce the cost of Panorama. We expect additional competition as other established and emerging companies enter the prenatal testing market, including through business combinations, and new tests and technologies are introduced. For example, F. Hoffmann La-Roche acquired Ariosa, Inc. in December 2014. We also compete against companies providing carrier screening tests such as Laboratory Corporation of America Holdings, Counsyl, Inc., Good Start Genetics, Inc., Progenity and Quest. Each of these companies offers comprehensive carrier screening panels, and other laboratories offer carrier screening testing for other diseases, particularly cystic fibrosis. Our products of conception, pre-implantation genetic screening, pre-implantation genetic diagnosis and non-invasive prenatal paternity testing products face competition from various laboratories that offer or seek to offer similar solutions. In addition, our future products, such as products in the field of cancer, will face competition from various companies that offer or seek to offer competing solutions. There are currently other companies, such as Guardant Health, Inc. and Personal Genome Diagnostics, Inc., that have developed and are offering commercially in the United States clinical cancer diagnostic tests that examine blood samples, rather than solid tumor biopsies, which are the type of cancer diagnostic tests that we are seeking to develop. There are a number of other companies seeking to develop such tests. These current and future competitors could have greater technological, financial, reputational and market access advantages than us, and we may not be able to compete effectively against them. Increased competition is likely to result in pricing pressures, which could harm our revenues, operating income or market share. If we are unable to compete successfully, we may be unable to increase or sustain our revenues or achieve profitability.

We may experience difficulties that delay or prevent our development, introduction or marketing of enhanced or new tests.

        Our success will also depend on our ability to effectively introduce enhanced or new tests. We have initiated efforts to perform single cell analysis in NIPT and to leverage our technology and processes in the field of cancer testing. The development of enhanced or new tests is complex, costly and uncertain. Furthermore, enhancing or developing new tests requires us to accurately anticipate patients', clinicians' and payers' needs and emerging technology trends. We may experience research and development, regulatory, marketing and other difficulties that could delay or prevent our introduction of enhanced or new tests. The research and development process in molecular diagnostics generally takes a significant amount of time from the research and design stage to commercialization. This process is conducted in various stages, and each stage presents the risk that we will not achieve our goals. For example, we may have to abandon a test in which we have invested substantial resources. In order to successfully commercialize tests that we may develop in the future, we may need to conduct lengthy, expensive clinical trials and develop dedicated sales and marketing operations or enter into collaborative agreements to achieve market awareness and demand. Any delay in the research and development, approval, production, marketing or distribution of enhanced or new tests could adversely affect our competitive position and results of operations.

        We cannot be certain that:

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  we will be able to develop any test that meets our desired target product profile in order to address the relevant clinical need or commercial opportunity;

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  any tests that we may enhance or develop will prove to be clinically effective in clinical trials or otherwise;

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  we will be able to obtain necessary regulatory authorizations, in a timely manner or at all;

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  any tests that we may enhance or develop will be successfully marketed by us and our laboratory partners or ordered and used by healthcare providers;

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  any tests that we may enhance or develop can be provided at acceptable cost and with appropriate quality;

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  our current or future competitors will not introduce tests that have superior performance, lower prices or other characteristics that cause physicians to recommend, and consumers to choose, such competitive tests over our enhanced or newly-developed tests; or

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  third parties do not or will not hold patents in any key jurisdictions that would be infringed by our tests.

        These factors, and other factors beyond our control, could delay the launch of enhanced or new tests.

Our cloud-based distribution model may be difficult to implement, and may not be successful in satisfying any necessary regulatory requirements, including the FDA's draft guidances related to oversight of LDTs, if finalized.

        We have only recently begun to deploy our bioinformatics technology for use by other laboratories by making it available through a cloud-based distribution model. Only one partner is currently using the cloud-based model commercially to market its non-invasive prenatal paternity test, and two international partners are working on their commercial launches for NIPT. Other contracted partners for our cloud-based model are in earlier stages of development and still other potential partners are in the contract negotiation stage. We do not know whether we can build or support this model to scale. The launch of this platform for use in NIPT or oncology is subject to regulatory requirements, and its success is subject to both the risks affecting our business generally and the inherent difficulty associated with implementing a new strategy and platform and is dependent upon the skills, experience and efforts of our management and other employees and our relationship with, and efforts of, our partners. Launching this new cloud-based distribution model involves risks, significant costs and potential liabilities. Among the risks are the following: our ability to execute the strategy in a timely or efficient manner or at all; our and our partners' ability to obtain required regulatory authorizations from the FDA and international regulatory agencies; disruption of our business and distraction of our employees and management; transferring portions of our proprietary technology to third parties that may not take the same security precautions as we do to protect this information; and an inability to achieve anticipated benefits and costs savings, any of which may have an adverse impact on our business and results of operations. There is no assurance that we will be able to successfully implement the cloud-based distribution model or that implementation will result in benefits or cost savings at the levels that we anticipate or at all.

        We met with the FDA in July 2014 to discuss the regulatory status of our software that enables our cloud-based distribution model. The FDA has recently indicated to us that this software may be appropriate for review under the de novo classification process. However, the FDA has not committed to this position and may take a different position in the future. While the FDA has not yet determined the appropriate regulatory pathway for our software, the FDA has stated that it will not prevent us from marketing the software in the United States while we continue to discuss with the FDA how our software will be regulated and the FDA determines the regulatory pathway; however, it is possible that the FDA may reverse itself on the issue of our ability to continue to market the software during our discussions. The FDA's October 3, 2014 draft guidances describing its plans to regulate LDTs described in "Business—Government Regulations" could also affect the utilization of the software by laboratory customers.

        If our cloud-based software is regulated as a device, we will be subject to ongoing FDA obligations and continued regulatory oversight and review, including compliance with requirements such as the quality system regulation, or QSR, which establishes extensive requirements for quality assurance and control as well as manufacturing procedures; the listing of our devices with the FDA; adverse event and malfunction reporting; corrections and removals reporting; and labeling and promotional requirements. We may also be subject to additional FDA post-marketing obligations. If we are not able to maintain regulatory compliance, we may not be permitted to offer our cloud-based software and may be subject to enforcement action by the FDA, such as the issuance of warning or untitled letters, fines, injunctions and civil penalties; recall or seizure of products; operating restrictions and criminal prosecution. In addition, if a test developed by any of our partners using our cloud-based distribution model in the United States is found not to be an LDT, the partner may not be able to market its test, and we would not receive the revenues anticipated from that partner.

        Our cloud-based distribution model relies on the adoption by clinical laboratories in the United States and around the world of our cloud-based solutions, whereby the laboratory would run its own NIPT molecular testing assays based on our technology or other molecular testing assays in its own facilities and then access our proprietary algorithms through the cloud for the analysis of the assay results. However, we do not know whether clinical laboratories will adopt this method of using our products and services in sufficient volume or at all. As of June 20, 2015, we have signed agreements with only 11 partners under our cloud-based distribution model and only one partner has begun commercializing products using this model. In the diagnostics industry, the market for cloud-based solutions and services is not as mature as the market for on-premise enterprise software, and it is uncertain how quickly and to what extent our cloud-based distribution model will achieve and sustain high levels of customer demand and market acceptance. The rate of adoption of our cloud-based distribution model will depend on a number of factors, including the cost, performance and perceived value associated with our solution, as well as our ability to address security, privacy and regulatory requirements or concerns. In addition, our cloud-based software will need to be compatible with whatever next-generation sequencing, or NGS, hardware a clinical laboratory is using. Because we do not control the manufacturing and specifications of the NGS equipment, some clinical laboratories may not be able to use this model.

        If we or other cloud-based solution providers experience security incidents, loss of customer data or disruptions in delivery or other problems, the market for cloud-based solutions in the diagnostics industry, including our solutions, may be adversely affected. Such events could also result in potential lawsuits and liability claims which could have a material adverse effect on our business. If there is a reduction in demand for cloud-based solutions caused by technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending or other challenges, we may not be able to execute our planned business model, and our results of operations may be adversely affected.

If the FDA requires us to obtain regulatory clearance to market our software for diagnostic purposes and we do not receive such clearance, or comply with ongoing FDA regulatory requirements, we would be unable to commercialize our cloud-based distribution model or be subject to regulatory action.

        We utilize software to aid in the calculation of test data. Laboratories utilizing our technology may have access to this software in our cloud-based distribution model. It is possible that we will need to obtain regulatory clearance for our software in order for it to be used by third parties in the conduct of their diagnostic tests based on our technology. We are currently engaged in discussions with the FDA regarding the regulatory status of our software to make calls of copy number variants, which could be used to support our cloud-based distribution model for NIPT in the United States. The FDA has recently indicated to us that this software may be appropriate for review under the de novo classification process. However, the FDA has not committed to this position and may take a different position in the future. The FDA has stated to us that it will not prevent us from marketing the software in the United States while we continue to discuss with the FDA how our software will be regulated and the FDA determines the regulatory pathway; however, it is possible that the FDA may reverse itself on the issue of our ability to continue to market the software during our discussions. The FDA's decision about the appropriate pathway could also be impacted by its plans to regulate LDTs, as outlined in the October 3, 2014 draft guidances described in "Business—Government Regulations." If necessary, we intend to seek regulatory clearance for our software for diagnostic purposes; however, we cannot guarantee that we will obtain clearance. If clearance is required and we are unable to obtain it, we would be unable to commercialize our cloud-based distribution model in the United States.

        If our software is regulated as a device, we will be subject to ongoing FDA obligations and continued regulatory oversight and review, including routine inspections by the FDA of any manufacturing facility and compliance with requirements such as the QSR; requirements pertaining to the registration of any manufacturing facility and the listing of our device with the FDA; adverse event and malfunction reporting; corrections and removals reporting and labeling and promotional requirements. If we are not able to maintain regulatory compliance, we may not be permitted to make our software available and/or may be subject to enforcement by the FDA such as the issuance of warning or untitled letters, fines, injunctions, and civil penalties; recall or seizure of products; operating restrictions and criminal prosecution.

Implementation of our cloud-based distribution model may negatively impact our financial results and results of operations.

        Currently, all blood samples that are necessary to perform our tests, except for our non-invasive prenatal paternity test and most of our carrier screening testing, are sent to our laboratory in San Carlos, California for analysis. Our laboratory is certified under the Clinical Laboratory Improvement Amendments of 1988, or CLIA. In our laboratory, we perform both the molecular biology and bioinformatics analysis on the samples to produce the results for our tests. As our laboratory partners adopt our cloud-based distribution model whereby outside laboratories perform the molecular biology analysis and we offer our bioinformatics analysis in the cloud on a portion of the tests we sell, we will no longer process these tests in our laboratory. We expect to receive license fees or similar payments for use of our bioinformatics technology, but the revenues per test would be lower than the amount we receive when we perform the entire test ourselves. If the cloud-based distribution model does not lead to a sufficient increase in volume of tests sold to offset the lower revenues per test, our overall revenues will be lower, and our results of operations may be adversely affected.

We anticipate relying on third-party data centers to host our cloud-based software, and any interruptions of service or failures may impair the delivery of our cloud-based software and harm our business.

        We currently provide and will continue to provide our cloud-based software to our laboratory partners through third-party data center hosting facilities located in the United States and other countries. Any technical problems that may arise in connection with the third-party data center hosting facilities could result in interruptions in our service. These types of problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in customer usage and denial of service issues. Interruptions in our service may reduce our revenue, cause us to issue refunds, cause laboratory partners to terminate their contracts with us and adversely affect our ability to attract new laboratory partners. We could also be exposed to potential lawsuits and liability claims. Our business will also be harmed if our laboratory partners and potential laboratory partners believe our service is unreliable.

If our products do not perform as expected, our operating results, reputation and business will suffer.

        Our success depends on the market's confidence that we can provide reliable, high-quality genetic testing results. There is no guarantee that the accuracy and reproducibility we have demonstrated to date will continue as our test volume increases. We believe that our customers are likely to be particularly sensitive to test limitations and errors, including inaccurate test results and the need on occasion to perform second blood draws on patients. As a result, if our tests do not perform as expected, our operating results, reputation, and business will suffer. We may be subject to legal claims arising from such limitations, errors, or inaccuracies.

        Panorama and our other products use a number of complex and sophisticated biochemical and bioinformatics processes, many of which are highly sensitive to external factors. An operational or technology failure in one of these complex processes or fluctuations in external variables may result in sensitivity and specificity rates that are lower than we anticipate or that vary between test runs or in a higher than anticipated number of tests which fail to produce results. In addition, we regularly evaluate and refine our testing process. These refinements may initially result in unanticipated issues that may reduce our sensitivity and specificity rates.

We expect to rely on third party laboratories to perform some of our testing.

        We currently send out a portion of our Horizon carrier screening testing to third-party laboratories. We intend to send out an increasing portion of such testing to third-party laboratories. These third-party laboratories are subject to contractual obligations to perform this testing for us but are not otherwise under our control. We, therefore, do not control the capacity and quality control efforts of these third-party laboratories other than through our ability to enforce contractual obligations on volume and quality systems. In the event of any adverse developments with these third-party laboratories or their ability to perform this testing in accordance with the standards that we and our customers expect, our ability to provide our Horizon test to customers may be delayed or interrupted. While we expect to have two separate third-party laboratories performing this testing in order to avoid single sourcing, we do not have the ability to perform the entire test that we will market to customers ourselves, so we currently do not have a backup if either or both third-party laboratories are unable to satisfy our demand for this testing. Any natural or other disaster, acts of war or terrorism, shipping embargoes, labor unrest or political instability or similar events at our third-party laboratories' facilities that causes a loss of testing capacity would heighten the risks that we face. Changes to or termination of our agreements or inability to renew our agreements with these parties or enter into new agreements with other laboratories that are able to perform such testing could impair, delay or suspend our efforts to market and commercialize Horizon. Because we cannot ensure these third-party laboratories' actual performance of this testing, the quality of such performance, or the ability of these third-party laboratories to comply with applicable legal and regulatory requirements, we may be subject to significant delays caused by interruption in performance or to lost revenue from such interruption. Such interruption could lead to the loss of customers through harm to our reputation, and we may be unable to regain those customers in the future. In addition, certain third party payers that we are under contract with may take the position that sending out this testing to third-party laboratories is contrary to the terms of our contract and may refuse to pay us for testing that we have outsourced. If any of these events occur, our business, financial condition and results of operations could suffer. We and our subsidiaries have begun billing and outsourcing the portions of testing that we do not perform in-house to third-party CLIA laboratories. Some state laws impose anti-markup restrictions that prevent an entity from realizing a profit margin on outsourced testing. Whether we or our subsidiaries will be able to realize a profit margin on outsourced testing will be determined by the application of those state laws. If we or our subsidiaries are unable to markup outsourced testing, our revenues and operating margins would suffer.

If we are unable to successfully grow revenues for our products in addition to Panorama, our business and results of operations may be adversely affected.

        Our ability to successfully grow revenues for our products in addition to Panorama, such as Horizon, Spectrum, Anora and our non-invasive prenatal paternity testing products, is uncertain and is subject to risks, including that the adoption and demand for such products may not grow as we expect, we may not be able to demonstrate that our products are equivalent to or superior to competing products, we and our laboratory partners may not be able to maintain and grow effective sales and marketing capabilities, our laboratory partners may choose to more actively or exclusively market tests by competitors, we may experience supply constraints, and we may fail to adequately protect our intellectual property relating to our products or others may claim we infringe their intellectual property rights. If we are not able to increase adoption of and grow revenues for these products, our business and results of operations may be adversely affected.

We depend on certain of our laboratory partners to accurately and timely report financial information to us.

        In some cases we depend upon our laboratory partners to report the number of tests that we perform and that are purchased and billed by them, or license fees owed to us for testing that they perform in which they have used our intellectual property. Accurate and timely reporting of this information to us is required in order for us to report our revenue in an accurate and timely manner as our agreements with these laboratory partners require them to pay us a fee based on the number of our tests purchased by them, or the number of tests that they perform using our intellectual property for which they owe us a license fee. If our laboratory partners do not accurately and timely report such information to us, the reporting of our financial results may be inaccurate or delayed.

If the results of our clinical studies do not support the use of our tests, particularly in the average-risk pregnancy population, or cannot be replicated in later studies required for regulatory approvals or clearances, our business, financial condition, results of operations and reputation could be adversely affected.

        As the healthcare reimbursement system in the United States evolves to place greater emphasis on comparative effectiveness and outcomes data, we cannot predict whether we will have sufficient data, or whether the data we have will be presented to the satisfaction of any payers seeking such data in the process of determining coverage for our tests, particularly in the average-risk pregnancy population for which such data is expected to be of particular interest.

        The administration of clinical and economic utility studies is expensive and demands significant attention from certain members of our management team. Data collected from these studies may not be positive or consistent with our existing data, or may not be statistically significant or compelling to the medical community. If the results obtained from our ongoing or future studies are inconsistent with certain results obtained from our previous studies, adoption of Panorama would suffer and our business would be harmed.

        Peer-reviewed publications regarding our tests may be limited by many factors, including delays in the completion of, poor design of, or lack of compelling data from clinical studies, as well as delays in the review, acceptance and publication process. If our tests or the technology underlying our current tests or future tests do not receive sufficient favorable exposure in peer-reviewed publications, the rate of clinician adoption of our tests and positive reimbursement coverage decisions for our tests could be negatively affected. The publication of clinical data in peer-reviewed journals is a crucial step in commercializing and obtaining reimbursement for tests such as our tests, and our inability to control when, if ever, results are published may delay or limit our ability to derive sufficient revenues from any test that is the subject of a study.

        In addition, test development, including development of the data necessary to obtain clearance and approval, is time consuming and carries with it the risk of not yielding the desired results. The performance achieved in published studies may not be repeated in later studies that may be required to obtain either FDA premarket clearance or approval should we decide for business or regulatory reasons to submit any 510(k) premarket notifications or premarket approval, or PMA, applications to the FDA. Limited results from earlier-stage verification studies may not predict results from studies in larger numbers of subjects drawn from more diverse populations over a longer period of time. Unfavorable results from ongoing preclinical and clinical studies could result in delays, modifications or abandonment of ongoing analytical or future clinical studies, or abandonment of a product development program, or may delay, limit or prevent regulatory approvals or clearances or commercialization of our product candidates.

If our sole laboratory facility becomes inoperable, we will be unable to perform our tests and our business will be harmed.

        We do not have redundant laboratory facilities, other than third-party laboratories that we employ to perform some of our Horizon carrier screen testing, and our San Carlos, California laboratory facility is situated near active earthquake fault lines. Our facilities may be harmed or rendered inoperable (or samples could be damaged or destroyed) by natural or manmade disasters, including earthquakes, flooding, power outages and contamination, which may render it difficult or impossible for us to perform our tests for some period of time. The inability to perform our tests or the backlog of tests that could develop if our facility is inoperable for even a short period of time may result in the loss of customers or harm our reputation, and we may be unable to regain those customers in the future.

We rely on a limited number of suppliers or, in some cases, single suppliers, for some of our laboratory instruments and materials and may not be able to find replacements or immediately transition to alternative suppliers.

        We have sourced and will continue to source components of our technology, including sequencers, reagents, tubes and other laboratory materials, from third parties. Our sequencers, certain reagents and blood collection tubes are sole sourced. Our failure to maintain continued supply of such components, or supply that meets quality control requirements, particularly in the case of sole suppliers, would seriously harm our business, financial condition, and results of operations. In the event of any adverse developments with these vendors, our product supply may be interrupted, and obtaining substitute components could be difficult or require us to re-design our products or, for any products for which we may obtain approval from the FDA, obtain approval from the FDA to use a new supplier, which would have an adverse impact on our business. Any natural or other disaster, acts of war or terrorism, shipping embargoes, labor unrest or political instability or similar events at our third-party manufacturers' facilities that causes a loss of manufacturing capacity would heighten the risks that we face. Changes to or termination of our agreements or inability to renew our agreements with these parties or enter into new agreements with other suppliers could result in the loss of access to important components of our tests and could impair, delay or suspend our commercialization efforts, including efforts to market and commercialize Panorama. Because we rely on third-party manufacturers, we do not control the manufacture of these components, including whether such components will meet quality control requirements. If the supply of components we receive do not meet quality control standards, we may not be able to use the components, or if we use them not knowing that they are of inadequate quality, which recently occurred with respect to a reagent leading to inconclusive readings requiring blood redraws, it may prevent our tests from working properly or at all. Because we cannot ensure the actual production or manufacture of such critical equipment and materials, or the quality of such components, or the ability of our suppliers to comply with applicable legal and regulatory requirements, we may be subject to significant delays caused by interruption in production or manufacturing or to lost revenue from such interruption or from spoiled tests.

        One of these third parties, Illumina, is currently the sole supplier of our sequencers and related reagents for Panorama, along with certain hardware and software, pursuant to a supply agreement that expires in August 2016. Without sequencers and the related reagents, we would be unable to run our tests and commercialize our products. In early 2013, prior to our entering into our agreement with Illumina,

Illumina completed its acquisition of Verinata Health Inc., our direct competitor in the NIPT market. We understand Illumina supplies the same or similar sequencers and consumables to Verinata. Because of Illumina's acquisition of Verinata, we face increased risk and uncertainty regarding continuity of a successful working relationship with Illumina under the current supply agreement, including with respect to our ability to compete with Verinata in the marketplace based on test price and in view of economic advantages enjoyed by Verinata associated with the cost of sequencers and related consumables. We also face risk and uncertainty regarding our ability to renew the supply agreement at all or on financial terms that are attractive or acceptable to us. Our failure to maintain continued supply of the sequencers and reagents, along with the right to use certain hardware and software, would adversely impact our business, financial condition, and results of operations. While we are continuing to evaluate alternative sequencing platforms for Panorama, we have chosen not to productize our tests on these alternative platforms as they are not as well proven as Illumina's sequencers and Illumina has thus far provided us more favorable commercial terms. In the event that it is in our commercial interest or we are forced to transition sequencing platforms, we may not be successful in selecting, acquiring on commercially reasonable terms, and implementing an alternative platform that is satisfactory for our needs or that we can employ in a commercially sustainable way. The sole supplier of the blood collection tubes included in Panorama and our non-invasive prenatal paternity testing products in the United States is Streck, Inc. Transitioning to a new supplier from any of our sole suppliers could be time consuming and expensive, may result in interruptions in our ability to supply our products to the market, could affect the performance specifications of our tests or could require that we re-validate Panorama and our other tests using replacement equipment and supplies, which could delay the performance of our tests and result in increased costs. Any disruptions to our laboratory performance and ability to deliver our products could adversely affect our business, financial condition, results of operations and reputation. In addition, if we were to obtain a PMA for Panorama, either on our own volition as we are currently in discussions with the FDA regarding a potential PMA for Panorama, or as required by FDA if and when it finalizes the draft LDT guidances, and we subsequently need to modify Panorama because of issues with suppliers described above, the FDA could require us to obtain a PMA supplement prior to making the change.

We rely on commercial courier delivery services to transport samples to our laboratory facility in a timely and cost-efficient manner and if these delivery services are disrupted, our business will be harmed.

        Our business depends on our ability to quickly and reliably deliver test results to our customers. Blood samples are typically received within days from the United States and outside the United States for analysis at our San Carlos, California facility. Disruptions in delivery service, whether due to labor disruptions, bad weather, natural disaster, terrorist acts or threats or for other reasons could adversely affect specimen integrity and our ability to process samples in a timely manner and to service our customers, and ultimately our reputation and our business. In addition, if we are unable to continue to obtain expedited delivery services on commercially reasonable terms, our operating results may be adversely affected.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and reputation.

        In the ordinary course of our business, we collect and store sensitive data, including legally-protected health information, credit card information, and personally identifiable information, such as Panorama results. We also store sensitive intellectual property and other proprietary business information, including that of our customers, payers and collaboration partners. We manage and maintain our applications and data utilizing a combination of on-site systems, managed data center systems and cloud-based data center systems. These applications and data encompass a wide variety of business critical information, including research and development information, commercial information and business and financial information. We are highly dependent on information technology networks and systems, including the Internet, to securely process, transmit, and store this critical information. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure, and that of our third-party billing and collections provider, may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other disruptions.

        A security breach or privacy violation that leads to disclosure or modification of or prevents access to patient information, including personally identifiable information or protected health information, could harm our reputation, compel us to comply with state breach notification laws, subject us to mandatory corrective action, require us to verify the correctness of database contents and otherwise subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue. If we are unable to prevent such security breaches or privacy violations or implement satisfactory remedial measures, our operations could be disrupted, and we may suffer loss of reputation, financial loss, and other regulatory penalties because of lost or misappropriated information, including sensitive patient data. In addition, these breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above.

        Any such breach or interruption could compromise our data security, and the information we store could be inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such interruption in access, improper access, disclosure, modification of, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, such as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and regulatory penalties. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to perform tests, provide test results, bill payers or patients, process claims and appeals, provide customer assistance services, conduct research and development activities, develop and commercialize tests, collect, process and prepare company financial information, provide information about our tests, educate patients and clinicians about our service, and manage the administrative aspects of our business, any of which could damage our reputation and adversely affect our business. Any such breach could also result in the compromise of our trade secrets and other proprietary information, which could adversely affect our competitive position.

        The cloud-based distribution model that we have released and are expanding adds some additional data privacy risk, as certain personal health and other information may be sent to and stored in the cloud by our partners. We have contractually obligated our partners to not send personally-identifiable information to our cloud servers, and we have an agreement with the vendor that hosts our software in the cloud to comply with data privacy laws, such as HIPAA. However, we cannot be certain that our partners will comply with these requirements or that our cloud vendor will comply with the terms of our agreement.

        In addition, the interpretation and application of health-related, privacy and data protection laws in the United States, Europe, and elsewhere are often uncertain, contradictory and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business and our reputation. Complying with these laws could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business.

The marketing, sale, and use of Panorama and our other products could result in substantial damages arising from product liability or professional liability claims that exceed our resources.

        The marketing, sale and use of Panorama and our other products could lead to product liability claims against us if someone were to allege that our test failed to perform as it was designed, or if someone were to misinterpret test results. In addition, we may be subject to liability for errors in, a misunderstanding of, or inappropriate reliance upon, the information we provide as part of the results generated by Panorama and our other products. For example, Panorama could provide a low-risk result which a patient or physician may rely upon to make a conclusion about the health of the fetus, which may, in fact, have the condition because the Panorama result was a so-called false negative. If the resulting baby is born with the condition, the family may file a lawsuit against us claiming product or professional liability. A product liability or professional liability claim could result in substantial damages and be costly and time-consuming for us to defend. Although we maintain product and professional liability insurance, our insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims or any judgments, fines or settlement costs arising out of any such claims. Any product liability or professional liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could harm our reputation, result in a cessation of our services or cause our partners to terminate existing agreements and potential partners to seek other partners, any of which could adversely impact our results of operations.

If we are unable to successfully scale our operations to support demand for Panorama, our business could suffer.

        As our test volumes grow, we will need to continue to ramp up our testing capacity, implement increases in scale and related processing, customer service, billing and systems process improvements and expand our internal quality assurance program and technology platform to support testing on a larger scale. We will also need additional equipment, laboratory space and certified laboratory personnel to process higher volumes of our tests. We cannot assure you that any increases in scale, related improvements and quality assurance will be successfully implemented or that equipment, laboratory space and appropriate personnel will be available. As additional tests are developed, we may need to bring new equipment on-line, implement new systems, technology, controls and procedures, and hire personnel with different qualifications.

        The value of Panorama and our other products depends, in part, on our ability to perform the tests on a timely basis and at an exceptionally high quality standard, and on our reputation for such timeliness and quality. Failure to implement necessary procedures, transition to new equipment or processes or to hire the necessary personnel could result in higher costs of processing or an inability to meet market demand. There can be no assurance that we will be able to perform tests on a timely basis at a level consistent with demand, our efforts to scale our commercial operations will not negatively affect the quality of test results, or we will be successful in responding to the growing complexity of our testing operations.

        In addition, our growth may place a significant strain on our management, operating and financial systems and our sales, marketing and administrative resources. As a result of our growth, our operating costs may escalate even faster than planned, and some of our internal systems may need to be enhanced or replaced. If we cannot effectively manage our expanding operations and our costs, we may not be able to grow successfully or we may grow at a slower pace, and our business could be adversely affected.

Our business is susceptible to costs and risks associated with international operations.

        As part of our ongoing growth strategy, we intend to continue to expand within and target select international markets to grow our revenues outside the United States. Conducting international operations subjects us to risks, including:

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  uncertain or changing laws, regulatory registration and approval processes associated with Panorama and other current products and future products;

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  uncertain reimbursement by third party payers;

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  competition from companies located in the countries in which we offer our tests, and in which we may be at a competitive disadvantage because the country may favor a local provider or for other reasons;

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  longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

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  lower margins due to lower pricing in many countries;

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  difficulties in managing and staffing international operations and assuring compliance with foreign corrupt practices and other regulations and laws;

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  potentially adverse tax consequences, including the complexities of foreign value added tax systems, tax inefficiencies related to our corporate structure and restrictions on the repatriation of earnings;

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  increases in financial accounting and reporting burdens and complexities;

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  the imposition of trade barriers such as tariffs, quotas, preferential bidding or import or export licensing requirements;

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  compliance with U.S. laws, such as the Foreign Corrupt Practices Act;

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  political, social and economic instability abroad;

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  terrorist attacks and security concerns;

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  fluctuations in currency exchange rates; and

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  reduced or varied protection for intellectual property rights.

        These risks, if realized, could harm our business or results of operations. Additionally, operating internationally requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required to increase international revenues or expand or establish operations in other countries will produce desired levels of revenues or profitability.

        Outside the United States we enlist partners and local and regional laboratories to assist with blood draw, sales, marketing and customer support. Subject to regulatory clearance, where required, we have begun to contract with international partners to run the molecular portion of our tests in their own labs and then access our algorithm for analysis of the resulting data via our cloud-based distribution model. Locating, qualifying and engaging additional partners and local laboratories with local industry experience and knowledge will be necessary to effectively market and sell our tests outside the United States. We may not be successful in finding, attracting and retaining such partners or laboratories, or we may not be able to enter into such arrangements on favorable terms. Sales practices utilized by our partners that are locally acceptable may not comply with sales practices standards required under United States laws that apply to us, which could create additional compliance risk. Even if we are able to effectively manage our international operations, if our partners and local and regional laboratories are unable to effectively manage their businesses, our business and results of operations could be adversely affected. If our sales and marketing efforts are not successful outside the United States, we may not achieve market acceptance for our tests outside the United States, which would harm our business.

If we lose the services of our founder and Chief Executive Officer or other members of our senior management team, we may not be able to execute our business strategy.

        Our success depends in large part upon the continued service of our senior management team. In particular, our founder and Chief Executive Officer, Matthew Rabinowitz, is critical to our vision, strategic direction, culture, products and technology. Although Dr. Rabinowitz spends significant time with us and is highly active in our management, he has the ability to spend up to one business day per week on prior commitments pursuant to his employment agreement. In addition, we do not maintain key-man insurance for Dr. Rabinowitz or any other member of our senior management team. The loss of our founder and Chief Executive Officer or one or more other members of our senior management team could have an adverse effect on our business.

An inability to attract and retain highly skilled employees could adversely affect our business.

        To execute our growth plan, we must attract and retain highly qualified personnel. In the near term, we plan on hiring a substantial number of additional domestic sales specialists. Competition for these personnel is intense, especially for sales, scientific, medical, laboratory and technical personnel and especially in the San Francisco Bay Area where our headquarters and laboratory facilities are located. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations to their former employees, resulting in a diversion of our time and resources. In addition, job candidates and existing employees in the San Francisco Bay Area often consider the value of the stock awards they receive in connection with their employment. If the perceived value of our stock awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be adversely affected.

We may engage in acquisitions that could disrupt our business, cause dilution to our stockholders or reduce our financial resources.

        In the future, we may enter into transactions to acquire other businesses, products or technologies. Because we have not made any acquisitions to date, our ability to do so successfully is unproven. If we identify suitable candidates, we may not be able to make such acquisitions on favorable terms or at all. Any acquisitions we make may not strengthen our competitive position, and these transactions may be viewed negatively by customers or investors. We may decide to incur debt in connection with an acquisition or issue our common stock or other equity securities to the stockholders of the acquired company, which would reduce the percentage ownership of our existing stockholders. We could incur losses resulting from undiscovered liabilities of the acquired business that are not covered by any indemnification we may obtain from the seller. In addition, we may not be able to successfully integrate the acquired personnel, technologies and operations into our existing business in an effective, timely and non-disruptive manner. Acquisitions may also divert management attention from day-to-day responsibilities, increase our expenses and reduce our cash available for operations and other uses. We cannot predict the number, timing or size of future acquisitions or the effect that any such transactions might have on our operating results.

We may need to raise additional capital after this offering, and if we cannot raise additional capital when needed, we may have to curtail or cease operations.

        The proceeds of this offering may not be sufficient to fully fund our business and growth strategy. We may need to raise additional funds through public or private equity or debt financings, corporate collaborations or licensing arrangements to continue to fund or expand our operations.

        Our actual liquidity and capital funding requirements will depend on numerous factors, including:

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  our ability to achieve broader commercialization of Panorama;

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  the success of our research, development, and commercialization efforts for potential new products, including in the field of cancer;

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  our ability to obtain more extensive coverage and reimbursement for our tests, including in the average-risk patient population;

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  the costs and success of our introduction of a cloud-based distribution model;

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  our ability to collect our accounts receivable;

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  the costs and success of further expansion of our sales and marketing activities and research and development activities;

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  the degree to which we require additional sales, marketing and reimbursement personnel;

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  our need to finance capital expenditures and further expand our clinical laboratory operations;

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  our general and administrative expenses; and

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  the timing and results of any regulatory authorizations that we are required to obtain for our tests.

        Additional capital, if needed, may not be available on satisfactory terms or at all. Furthermore, any additional capital raised through the sale of equity or equity-linked securities will dilute stockholders' ownership interests in us and may have an adverse effect on the price of our common stock. In addition, the terms of any financing may adversely affect stockholders' holdings or rights. Debt financing, if available, may include restrictive covenants. To the extent that we raise additional funds through collaborations and licensing arrangements, it may be necessary to relinquish some rights to our technologies or grant licenses on terms that may not be favorable to us.

        If we are not able to obtain adequate funding when needed, we may have to delay development programs or selling and marketing initiatives. In addition, we may have to work with a partner on one or more of our tests or market development programs, which could lower the economic value of those programs to our company.

Our outstanding debt may impair our financial and operating flexibility.

        As of December 31, 2014 and March 31, 2015, we had approximately $25.9 million and $25.3 million of debt outstanding. Except for operating leases, we do not have any off-balance sheet financing arrangements in place or available. Our debt agreements contain various restrictive covenants and are secured by all of our assets, including our intellectual property. These restrictions could limit our ability to use operating cash flow in other areas of our business because we must use a portion of these funds to make principal and interest payments on our debt.

        We may incur additional indebtedness in the future. Our ability to make principal and interest payments will depend on our ability to generate cash in the future. If we incur additional debt, a greater portion of our cash flows may be needed to satisfy our debt service obligations, and if we do not generate sufficient cash to meet our debt service requirements, we may need to seek additional financing. In that case, it may be more difficult, or we may be unable, to obtain financing on terms that are acceptable to us. As a result, we would be more vulnerable to general adverse economic, industry and capital markets conditions as well as the other risks associated with having indebtedness.

Ethical, legal and social concerns related to the use of genetic information could reduce demand for our tests.

        DNA testing, like that conducted using Panorama and that we expect to conduct in the field of cancer, has raised ethical, legal and social issues regarding privacy and the appropriate uses of the resulting information. Governmental authorities could, for social or other purposes, limit or regulate the use of genomic information or genomic testing or prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Similarly, these concerns may lead patients to refuse to use genetic tests even if permissible. Ethical and social concerns may also influence U.S. and foreign patent offices and courts with regard to patent protection for technology relevant to our business. These and other ethical, legal and social concerns may limit market acceptance of our tests or reduce the potential markets for services and products enabled by our technology platform, either of which could harm our business.

We could be adversely affected by violations of the FCPA and other worldwide anti-bribery laws.

        We are subject to the Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, which prohibits companies and their intermediaries from making payments in violation of law to non-U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage. Our reliance on independent laboratories to sell Panorama and other products internationally demands a high degree of vigilance in maintaining our policy against participation in corrupt activity, because these distributors could be deemed to be our agents, and we could be held responsible for their actions. Other U.S. companies in the medical device and pharmaceutical field have faced criminal penalties under the FCPA for allowing their agents to deviate from appropriate practices in doing business with foreign government officials. We are also subject to similar anti-bribery laws in the jurisdictions in which we operate, including the United Kingdom's Bribery Act of 2010, which went into effect in 2011, which also prohibits commercial bribery and makes it a crime for companies to fail to prevent bribery. These laws are complex and far-reaching in nature, and, as a result, we cannot assure you that we would not be required in the future to alter one or more of our practices to be in compliance with these laws or any changes in these laws or the interpretation thereof. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction, involve significant costs and expenses, including legal fees, and could result in a material adverse effect on our business, prospects, financial condition, or results of operations. We could also suffer severe penalties, including criminal and civil penalties, disgorgement, and other remedial measures.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

        Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an "ownership change" (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation's ability to use its pre-change net operating loss, or NOL, carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. As a result of our most recent private placements of equity securities and other transactions that have occurred over the past three years, we may have experienced an "ownership change," or, upon the closing of this offering, may experience an "ownership change." We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership (some of which may not be in our control). As of December 31, 2014, we had federal and state NOLs carryforwards of approximately $57.9 million and $40.8 million, respectively, which begin to expire in 2027 and 2017, respectively, if not utilized. We also had federal research and development credit carryforwards of approximately $2.5 million, which begin to expire in 2027, and state research and development credit carryforwards of approximately $2.0 million, all of which could be limited if we experience "ownership changes."

Reimbursement and Regulatory Risks Related to Our Business

If we are unable to expand third-party payer coverage and reimbursement for Panorama and our other tests, if third-party payers withdraw coverage or provide lower levels of reimbursement due to changing policies, billing complexities or other factors, or if we are required to refund any reimbursements already received, our revenues and results of operations would be adversely affected.

        Our business depends on our ability to obtain or maintain adequate reimbursement coverage from third-party payers and patients. Third-party reimbursement for our testing represents a significant portion of our revenues, and we expect third-party payers such as insurance companies and government healthcare programs to continue to be our most significant source of payments going forward. In particular, we believe that expanding insurance coverage from the high-risk to the average-risk pregnancy population and obtaining a positive coverage decision and favorable reimbursement rates from commercial third-party payers and the Centers for Medicare & Medicaid Services, or CMS, and state reimbursement programs for Panorama will be a necessary element in achieving commercial success. If we are unable to obtain or maintain adequate reimbursement coverage from third-party payers for our existing tests or future tests, our ability to generate revenues would be limited. For example, physicians may be reluctant to order the use of our tests due to the substantial potential cost to the patient if reimbursement coverage is unavailable or reimbursement amounts are inadequate. Our laboratory partners in the United States will likely decline to market our tests without positive reimbursement decisions from third party payers. Additionally, in some instances we may not receive positive coverage determinations when we seek third-party payer reimbursement approvals.

        The reimbursement environment, particularly for molecular diagnostics, is changing and our efforts to broaden reimbursement for our tests with third-party payers may not be successful as standards evolve. Third-party payers from whom we have received reimbursement may withdraw coverage or decrease the amount of reimbursement coverage for our tests at any time and for any reason, or we may be required to refund reimbursements already received. As a result, there is significant uncertainty about whether the use of tests, such as Panorama, expanded carriers screening panels, screening for microdeletions, or cell free tumor DNA tests, will be eligible for coverage. There is also a question of whether reimbursement will become available for the average-risk pregnancy population, by third-party payers or, if eligible for coverage, what the reimbursement rates will be for those services and tests.

        Our strategy to achieve broad third-party coverage is focused on demonstrating the clinical utility and economic benefits of Panorama, including screening for microdeletions, and our other tests, engaging with key members of the MFM and OB/GYN community and educating clinicians, but there is no assurance that we will succeed in any of these areas or that, even if we do succeed, we will receive favorable coverage and reimbursement decisions. In some cases, our tests or their uses with certain populations may be considered experimental by third-party payers and, as a result, such payers may decide not to reimburse for such tests. Currently, most third-party payers have negative coverage determinations for average-risk patient populations, meaning that their policy is not to reimburse for NIPT for patients in the average-risk population. In addition, third party payers may decide to bundle payment for multiple tests, such as carrier screen tests or our Panorama test and the separate Panorama screen for microdeletions into a single payment rate. Third-party payers may also decide to deny payment or recoup payment for testing that they determine to have been not medically necessary or otherwise against their coverage determinations. The risk of recoupment is higher when we are under contract, or in network, with a payer, and that payer has negative coverage determinations for aspects of our tests, for example NIPT for average-risk pregnancies or for the screening of microdeletions. For example, one third-party payer has recently requested repayment by us of $1.88 million, which it alleges was an overpayment reflecting the difference between what it paid to us and what it now contends it should have paid based on its fee schedule and coverage determinations. We disagree with its contentions and are in active discussions with this payer to resolve its concerns. To the extent that third-party payers may deny payment or recoup payment for testing that they determine to have been not medically necessary or otherwise against their coverage determinations, reimbursement revenue for our testing could decline. If we are not able to properly manage compliance with the contractual requirements of third-party payers, our revenues could be adversely affected by claims for refunds. These claims could also serve as a distraction for our management away from development of our business.

        If adequate third-party reimbursement is unavailable, we may not be able to maintain price levels sufficient to realize an appropriate return on investment in test development and sales and marketing activities. Furthermore, if a third-party payer denies coverage, it may be difficult for us to collect from the patient, and we may not be successful in doing so. It is our policy not to grant reduced payment terms to patients covered by a government payer or where otherwise prohibited by law. If we are in-network with a payer, we bill patients for their full contractual responsibility and make a good faith attempt to collect. When we are an out-of-network provider, it is our policy to bill patients for their full responsibility according to the payer's explanation of benefits and to send multiple bills if they are unpaid. However, we are often not able to collect the full patient responsibility in these out-of-network situations, particularly if the patient is left with a large balance. Where a patient contacts us contesting her bill, or claiming she is not able to pay her full balance, we have been willing to negotiate with the patient for payment of less than the full patient responsibility, and in some cases considerably less, based on what the patient can pay or if the patient was able to make payment promptly. We also permit patients to pay their outstanding balance over time pursuant to a payment plan. Because it is not cost-effective and would be detrimental to customer relations, we typically have not enforced collections from patients through a collection agency, but this is not a formal policy, and we reserve the right to do so. As a result of these policies and approaches, we generally collect a smaller amount for our tests when third-party payers deny coverage or cover only a portion of the invoiced amount.

        We are aware of policies and practices of our competitors, including privately-funded and publicly-funded companies, to offer patients a set cap on their out-of-pocket responsibility, waive patient responsibility altogether, and, in some cases, to not send patients a bill at all, all of which we believe is not in accordance with third party payers' policies and, in some cases, not compliant with the law. In contrast, it is our policy not to offer such caps or waivers and to send multiple bills to patients. Because of this discrepancy, our offerings may be perceived as less attractive to patients and their healthcare providers, who are concerned about patients having a large financial responsibility for these products. As a result, we believe that our revenues and results of operations have been adversely affected, and may continue to be so affected to the extent such competitors continue such practices.

        We have sought to train our sales representatives to appropriately communicate that we do not routinely waive or place a cap on patient responsibility. When we are made aware of a miscommunication of our policy, we take steps to correct the miscommunication and provide additional training to the sales representative. However, our recent rapid growth has placed strains on our ability to adequately train personnel and monitor compliance with our policies and procedures. As a result, and because of attendant confusion caused by others in the industry explicitly offering waivers and caps, some of our sales representatives may have miscommunicated our policy or their communication of our policy of providing discounts for paying promptly may have been misinterpreted by healthcare providers and patients as a routine waiver or cap on the patients' responsibility for their bills. We have received three inquiries from non-governmental third-party payers questioning the sufficiency of our efforts to collect payments from patients for the balance of their bills not covered by the payer. We are in discussions with all three of these payers to address their concerns. We believe that our billing policies, where we do offer discounts, and collection practices do not violate applicable laws or our obligations to these payers. Nonetheless, the aforementioned payer that claimed an overpayment reflecting the difference between what it has paid to us and what it now contends it should have paid based on its fee schedule and coverage determinations has also mentioned this issue. We disagree with its contentions and are contesting the payer's request. In an effort to clarify that we do not offer waivers or caps on patient obligations, we have recently updated and published our billing policy. In addition, we are continually expanding and strengthening our compliance program and the training of our sales representatives. The payers that have raised questions about our efforts may not be satisfied with our responses and past or current approaches to seeking payment from the patients. These payers may decide to reimburse for our tests at a lower amount or not at all and may seek repayment from us of amounts previously paid to us. If these consequences were to occur, or if other third-party payers raised similar concerns, our financial results could be negatively impacted and our stock price could decline. A third-party payer could bring a legal action seeking reimbursement of previous amounts paid if a payer believed such payments were made in breach of contract, in the case of contracted payers, or were otherwise contrary to law. If the payer were to be successful in proving such reimbursement was in breach of contract or otherwise contrary to law, we could have to make a cash payment, which could be significant, and we might be required to restate our financials from a prior period, which would likely have a negative impact on our stock price.

        If we are successful in entering into additional contractual arrangements with commercial third-party payers in the United States to provide Panorama to their covered patients, the amount of overall reimbursement we receive may decrease if, as we would expect, we are reimbursed less money per test at a contracted rate than at a non-contracted rate, which could have a negative impact on our revenue. We may also experience delays or be unable to contract with payers.

Our revenues may be adversely affected if we are unable to successfully obtain reimbursement from the Medicare Program.

        Our revenues from Medicare are currently very small, given the population that Medicare covers, and we do not expect those revenues to increase materially with regard to NIPT. However, Medicare reimbursement can affect Medicaid reimbursement. For example, fee-for-service Medicaid programs generally do not reimburse at rates that exceed Medicare's fee-for-service rates and many commercial third-party payers look to the amounts that Medicare pays for testing services and set their payment rates at a percentage of those amounts. Reimbursement amounts for laboratory tests furnished to Medicare beneficiaries are typically based on the Clinical Laboratory Fee Schedule, or CLFS, set by CMS pursuant to a statutory formula established by the U.S. Congress. Our current Medicare Part B reimbursement was not set pursuant to a national coverage determination by CMS. Although we believe that coverage is available under Medicare Part B even without such a determination, we currently lack the national coverage certainty afforded by a formal coverage determination by CMS. Thus, CMS could issue an adverse coverage decision as to Panorama which could influence other third-party payers, including Medicaid, and could therefore harm our business.

        Under Medicaid regulations, we must be recognized as a Medicaid provider by the state in which the Medicaid recipient receiving the services resides. As of March 31, 2015, we are recognized by 31 states as a Medicaid provider. We may not be able to be recognized as a provider by many Medicaid programs, including because some states require that a provider maintain a laboratory in that state in order to be recognized, which would limit our ability to bill for our services. In addition, we may face challenges in obtaining reimbursement even when we are recognized as a Medicaid provider. Thus, if the CLFS rate for our services and tests are low, the Medicaid reimbursement amounts will also likely be low. Low Medicaid reimbursement rates for our tests could harm our business and revenue.

Our revenues may be adversely impacted if third-party payers withdraw coverage or provide lower levels of reimbursement due to changing policies, billing complexities or other factors.

        Some third-party payers from whom we have received reimbursement to date have not entered into agreements with us to govern approval or payment terms. Therefore, such third-party payers could withdraw such coverage and reimbursement for our tests in the future for any reason. Managing reimbursement on a case-by-case basis is time consuming and contributes to an increase in the number of days it takes us to collect accounts receivable and increases our risk of non-payment. Negotiating reimbursement on a case-by-case basis also typically results in the provision of reimbursement at a significant discount to the list price of our tests.

        Further, even if we do have written agreements regarding reimbursement with certain third-party payers, those agreements are not guarantees of reimbursement coverage in an adequate amount. For example, third-party payers with which we have written agreements typically have policies that state they will not reimburse for use of NIPTs in the average-risk pregnancy population or for the screening of microdeletions. In addition, the terms of certain of our written arrangements may require us to seek pre-approval from the third-party payer or put in place other controls and procedures prior to conducting a test. To the extent we fail to follow these requirements, we may fail to receive some or all of the reimbursement payments to which we are entitled.

        Even if we are being reimbursed for our tests, third-party payers may review and adjust the rate of reimbursement, require co-payments from patients or stop paying for our tests. Government healthcare programs and other third-party payers continue to increase their efforts to control the cost, utilization and delivery of healthcare services by demanding price discounts or rebates and limiting both coverage on diagnostic tests they will pay for and the amounts that they will pay for new molecular diagnostic tests. These measures have resulted in reduced payment rates and decreased utilization for the clinical laboratory industry. Because of the cost-containment trends, governmental and commercial third-party payers that currently provide reimbursement for, or may in the future cover, our tests may reduce, suspend, revoke or discontinue payments or coverage at any time. Reductions in the prices at which our tests are reimbursed may harm our business, financial condition or results of operations.

        Billing for clinical laboratory testing services is complex. In cases where we do not receive a fixed fee per test performed, we perform tests in advance of payment and without certainty as to the outcome of the billing process. In cases where we do expect to receive a fixed fee per test due to our reimbursement arrangements, we may have disputes over pricing and billing. Each third-party payer typically has different billing requirements, and the billing requirements of many payers have become increasingly stringent.

        Among the factors complicating our billing of third-party payers are:

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  disparity in coverage among various payers;

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  disparity in information and billing requirements among payers; and

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  incorrect or missing billing information, which is required to be provided by the prescribing physician.

        These risks related to billing complexities, and the associated uncertainty in obtaining payment for our tests, could harm our business, financial condition and results of operations.

        In the United States, the American Medical Association, or AMA, generally assigns specific billing codes for laboratory tests under a coding system known as Current Procedure Terminology, or CPT, which we and our customers must use to bill and receive reimbursement for our diagnostic tests. Once the CPT code is established, CMS establishes payment levels and coverage rules under Medicare while private payers establish rates and coverage rules independently.

        We currently submit for reimbursement using CPT codes that we believe are appropriate for our testing, but there is a risk that these codes may be rejected or withdrawn or that payers will seek refunds of amounts that they claim were inappropriately billed to a specific CPT code. A new CPT code specific to NIPT came into effect in January 2015; however, not all payers may implement this code in a timely fashion, and reimbursement may be less than we have received in the past. We do not currently have specific CPT codes assigned for Panorama or microdeletions and there is a risk that we may not be able to obtain such codes, or if obtained, we may not be able to negotiate favorable rates for such codes, or be able to receive reimbursement for the average-risk NIPT patient population using such codes.

        We accordingly cannot guarantee that our current or any future tests will have a CPT code assigned. In addition, there can be no guarantees that government and commercial third-party payers will establish positive or adequate coverage policies for our tests or reimbursement rates for any CPT code we may use.

If the FDA were to begin actively regulating our tests as outlined in the FDA's October 3, 2014 draft guidances, we could incur substantial costs and delays associated with trying to obtain premarket clearance or approval and incur costs associated with complying with post-market controls.

        We currently offer a number of prenatal genetic tests, including Panorama, and each of those tests is an LDT. In addition, we currently anticipate initially commercializing our planned cancer tests as LDTs. An LDT has been generally considered to be a test that is designed, developed, validated and used within a single laboratory. The FDA takes the position that it has the authority to regulate such tests as medical devices under the Federal Food, Drug, and Cosmetic Act, or FDC Act, but it has generally exercised enforcement discretion with regard to LDTs. This means that even though the FDA believes it can impose regulatory requirements on LDTs, such as requirements to obtain premarket approval or clearance of LDTs, it has generally chosen not to enforce those requirements to date.

        On October 3, 2014, the FDA issued draft guidances outlining its plan to actively regulate LDTs using a risk-based approach. The FDA intends to fully regulate, in a phased-in manner, LDTs that it considers moderate-risk or high-risk, beginning with those within the high-risk category it considers "highest-risk devices." With regard to premarket review, under the proposed guidances, the highest-risk LDTs will be the subject of premarket submissions 12 months after the guidances are finalized. Premarket submission requirements will be phased-in over the following four years for the remaining high-risk LDTs. Then, beginning in year five, moderate-risk LDTs will be required to be the subject of premarket submissions.

        Based on our current understanding of the draft guidances, with the exception of our non-invasive prenatal paternity test, our current tests, including Panorama, would be treated as moderate-risk or high-risk. We do not expect that our current tests will be among the highest-risk devices. The FDA has indicated that high- and moderate-risk LDTs that are on the market if and when the draft guidances are finalized will remain on the market while the FDA reviews the submissions. We would not expect to be forced to remove any of our current products from the market based on any final guidance if we comply with the requirements outlined in such final guidance.

        The FDA's proposed framework in the draft guidances outlines post-market controls including registration and listing or FDA notification, corrections and removals reporting and adverse event reporting that will be required of all LDTs except those for forensic (law enforcement) use and certain LDTs for transplantation. For moderate- or high-risk tests, it also would require compliance with the QSR at the time the FDA clears a 510(k) for a test or the laboratory submits a PMA for a test. We would need to comply with these controls, which will be costly and time-consuming, and if we fail to comply we could be subject to enforcement action.

        The regulation by the FDA of LDTs remains uncertain. It is unclear whether the FDA will finalize the guidances, when it will finalize the guidances, or whether any final guidances would be substantially revised from the draft versions. The comment period for the draft guidances closed February 2, 2015. The draft guidances have been the subject of considerable controversy and it is unclear whether the draft guidances will be finalized, and if so, what they will contain. In addition, Congress may act to provide further direction to the FDA on the regulation of LDTs.

        In the meantime, the FDA could also disagree with our assessment that our prenatal tests are LDTs, and could require us to seek clearance or approval to offer our tests for clinical use even before it finalizes any future guidance. If FDA premarket review or approval is required for our tests or any of our future tests we may develop, or if we decide to voluntarily pursue FDA review or approval, we may be forced to stop selling our tests or we may be required to modify claims or make other changes while we work to obtain FDA clearance or approval. Our business would be adversely affected while such review is ongoing and if we are ultimately unable to maintain premarket clearance or approval. For example, the regulatory 510(k) clearance or PMA process may involve, among other things, successfully completing analytical, pre-clinical and/or clinical studies beyond the studies we have already performed for each of our products and would involve submitting a premarket notification or filing a PMA application with the FDA. Performance achieved in published studies may not be repeated in later studies that would be required to obtain either FDA premarket clearance or approval. Limited results from earlier-stage verification studies, beyond the validation and other studies we have already performed for each of our products, may not predict results from studies in larger numbers of subjects drawn from more diverse populations over a longer period of time. Unfavorable results from ongoing preclinical and clinical studies could result in delays, modifications or abandonment of ongoing or future clinical studies, or abandonment of a product development program or may delay, limit or prevent regulatory approvals or commercialization. In addition, we may require cooperation in our filings for FDA approval from third-party manufacturers of the components of our tests. If required, and we are unable to obtain such cooperation, we may be unable to achieve desired regulatory clearances or approvals.

        Obtaining FDA clearance or approval for diagnostics can be time consuming and uncertain and requires detailed and comprehensive scientific and clinical data. If premarket review is required by the FDA or if we decide to voluntarily pursue FDA premarket review of our tests, including Panorama, for which we recently informed the FDA of our intent to actively pursue a PMA, there can be no assurance that our current tests or associated collection devices for any tests, or any tests we may develop in the future, will be cleared or approved on a timely basis, if at all. In addition, if a test has been approved through a PMA, certain changes that we may make to improve the test may need to be approved by the FDA before we can implement them, which could increase the time to roll such changes out to the commercial market. Ongoing compliance with FDA regulations would increase the cost of conducting our business and subject us to heightened regulation by the FDA and penalties for failure to comply with these requirements, both of which may adversely impact our business and results of operations.

        Furthermore, the FDA or the Federal Trade Commission may object to the materials and methods we used to promote the use of our current prenatal tests or other LDTs we may develop in the future. Enforcement actions by the FDA may include, among others, untitled or warning letters; fines; injunctions; civil or criminal penalties; recall or seizure of current or future tests, products or services; operating restrictions and partial suspension or total shutdown of production.

Changes in laws and regulations, or in their application, may adversely affect our business, financial condition and results of operations.

        The clinical laboratory testing industry is highly regulated, and failure to comply with applicable regulatory, supervisory or licensing requirements may adversely affect our business, financial condition and results of operations. In particular, the laws and regulations governing the marketing and research of clinical diagnostic testing are extremely complex and in many instances there are no clear regulatory or judicial interpretations of these laws and regulations, which increase the risk that we may be found to be in violation of these laws.

        The regulatory environment in which we operate may change significantly and adversely in the future. The molecular diagnostics industry as a whole is a growing industry and regulatory agencies such as the FDA may also apply heightened scrutiny to new developments in the field of molecular diagnostics. While we have taken steps to ensure compliance with the current regulatory regime in all material respects, given its nature and our geographical diversity, there could be areas where we are non-compliant. Should we not be in compliance with regulatory requirements or any changes thereto, we may be subject to sanctions which could include required changes to our operations, adverse publicity, substantial financial penalties and criminal proceedings. Any change in the laws and the regulations relating to our business, whether in the form of new or amended laws or regulations or regulatory policies, or the application of any of the above, may adversely affect our business, financial condition and results of operations by increasing our costs to comply with the new laws or constraining our ability to develop, market and commercialize our tests.

        For example, a development affecting our industry is the increased enforcement of the federal False Claims Act and, in particular, actions brought pursuant to the False Claims Act's "whistleblower" or "qui tam" provisions. The False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal governmental payer program. The qui tam provisions of the False Claims Act allow a private individual to bring civil actions on behalf of the federal government for violations of the False Claims Act and permit such individuals to share in any amounts paid by the defendant to the government in fines or settlement. When an entity is determined to have violated the False Claims Act, it is subject to mandatory damages of three times the actual damages sustained by the government, plus mandatory civil penalties ranging from $5,500 to $11,000 for each false claim. In addition, various states have enacted false claim laws analogous to the federal False Claims Act, and in some cases go even further because many of these state laws apply where a claim is submitted to any third-party payer and not merely a governmental payer program.

        In addition, there has been a recent trend of increased U.S. federal and state regulation of payments made to physicians, which are governed by laws and regulations including the Stark law. Among other requirements, the Stark law requires laboratories to track, and places a cap on, non-monetary compensation provided to referring physicians. While we have a compliance plan to address compliance with applicable fraud and abuse laws and regulations, the evolving commercial compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and reporting requirements increases the possibility that we could violate one or more of these requirements.

Our business could be adversely impacted by CMS' adoption of the new code set for diagnoses.

        CMS has adopted a new code set for diagnosis, commonly known as ICD-10, which significantly expands the code set for diagnoses. The new code set is currently required to be implemented by October 1, 2015. These new requirements could prove technically difficult, time-consuming or expensive to implement. Our failure or the failure of third-party payers or physicians to transition within the required timeframe could have an adverse impact on reimbursement, days sales outstanding and cash collections. In addition, physicians may fail to provide appropriate codes for ordered tests leading to delays in billing, which could result in increased costs and decreased collection of payment. As a result, we could face increased costs and complexity, a temporary disruption in receipts and ongoing reductions in reimbursements and net revenues.

If we fail to comply with federal, state and foreign laboratory licensing requirements, we could lose the ability to perform our tests or experience disruptions to our business.

        We are subject to CLIA, a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. CLIA regulations require clinical laboratories to obtain a certificate and mandate specific standards in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management and quality assurance. CLIA certification is also required in order for us to be eligible to bill state and federal healthcare programs, as well as many private third-party payers, for our tests. To renew these certifications, we are subject to survey and inspection every two years. Moreover, CLIA inspectors may make random inspections of our clinical laboratory.

        We are also required to maintain state licenses to conduct testing in our laboratories. California law establishes standards for day-to-day operation of our clinical laboratory in San Carlos, including the training and skills required of personnel and quality control matters. We maintain a current license in good standing with the California Department of Health Services, or DHS. However, we cannot provide assurance that DHS will at all times in the future find us to be in compliance with all such laws. If our clinical laboratory is out of compliance, DHS may suspend, restrict or revoke the license to operate our clinical laboratory, assess substantial civil money penalties, or impose specific corrective action plans. Any such actions could materially affect our business.

        In addition, our clinical laboratory is required to be licensed by New York State. New York law also mandates proficiency testing for laboratories licensed under New York state law, regardless of whether such laboratories are located in New York. We have obtained a license from the New York State Department of Health, or DOH, for our San Carlos laboratory. We cannot provide assurance the DOH will at all times find us to be in compliance with applicable laws. Should we be found out of compliance with New York laboratory requirements, the DOH may suspend, limit, revoke or annul our laboratory's New York license, censure us or assess civil money penalties.

        Moreover, several other states require that we hold licenses to test samples from patients in those states. We have obtained licenses from states where we believe we are required to be licensed. From time to time, we may become aware of other states that require out-of-state laboratories to obtain licensure in order to accept specimens from the state, and it is possible that other states do have such requirements or will have such requirements in the future. If we identify any other state with such requirements or if we are contacted by any other state advising us of such requirements, we expect to seek to comply with such requirements.

        Any sanction imposed under CLIA, its implementing regulations, or state or foreign laws or regulations governing licensure, or our failure to renew a CLIA certificate, a state license or accreditation, could have a material adverse effect on our business. The CMS also has the authority to impose a wide range of sanctions, including revocation of the CLIA certification along with a bar on the ownership or operation of a CLIA-certified laboratory by any owners or operators of the deficient laboratory. If we were to lose our CLIA certification or required state licensure, we would not be able to operate our clinical laboratory and conduct our prenatal tests, in full or in particular states, which would adversely impact our business and results of operations.

Changes in government healthcare policy could increase our costs and negatively impact coverage and reimbursement for our tests by governmental and other third-party payers.

        The U.S. government has shown significant interest in pursuing healthcare reform and reducing healthcare costs. Government healthcare policy has been and, we expect, will continue to be a topic of extensive legislative and executive activity in the U.S. federal and many U.S. state governments. As a result, our business could be affected by significant and potentially unanticipated changes in government healthcare policy, such as changes in reimbursement levels by public third-party payers. Any of these or other changes could substantially impact our revenues, increase costs and divert management attention from our business strategy. Going forward, we cannot predict the full impact of governmental healthcare policy changes on our business, financial condition and results of operations.

        In the United States, the Patient Protection and Affordable Care Act, as amended by the HealthCare and Education Affordability Reconciliation Act of 2010, or collectively, the PPACA, was signed into law in March 2010 and significantly impacts the U.S. pharmaceutical and medical device industries, including the diagnostics sector, in a number of ways. A number of states have challenged the constitutionality of certain provisions of the PPACA, and many of these challenges are still pending final adjudication in several jurisdictions. Members of Congress have also proposed a number of legislative initiatives, including possible repeal of the PPACA. At this time, it remains unclear whether there will be any changes made to the PPACA, whether to certain provisions or its entirety.

        Currently, under the PPACA, each medical device manufacturer will have to pay a sales tax in an amount equal to 2.3% of the price for which such manufacturer sells its medical devices that are listed with the FDA. Although the FDA has contended that clinical LDTs, such as Panorama and our other tests, are medical devices, the FDA has generally exercised its discretion not to regulate such tests at this time, and, as a result, none of our tests are currently listed with the FDA. FDA officials have indicated that a laboratory will not have to pay the tax under the proposed "notification" procedure in one of the two draft guidances. However, the laboratory would have to pay the tax at the time that it lists the test with the FDA. In the FDA's draft guidance on the issue, listing occurs at the time a laboratory submits either a PMA or 510(k) for the test. If the guidance is finalized as currently drafted, the application of this tax to our business could harm our business, financial condition, results of operations, and cash flows, as most third-party payers, including Medicaid, will not reimburse for use of medical devices which must be cleared or approved by the FDA but which have not been. From time to time, the tax is subject to legislative and executive discussion regarding potential repeal. The PPACA also mandates a reduction in payments for clinical laboratory services paid under the Medicare Clinical Laboratory Fee Schedule, or CLFS, of 1.75% for the years 2011 through 2015.

        Other significant measures contained in the PPACA include, for example, coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures, initiatives to revise Medicare payment methodologies, such as bundling of payments across the continuum of care by providers and physicians, and initiatives to promote quality indicators in payment methodologies. The PPACA also includes significant new fraud and abuse measures, including required disclosures of financial arrangements with physician customers, lower thresholds for violations and increasing potential penalties for such violations. We are monitoring the impact of the PPACA to determine any trends and changes resulting from the legislation that may impact our business over time.

        Among other things, the PPACA creates a new system of health insurance "exchanges," designed to make health insurance policies available to individuals and certain groups through state- or federally-administered marketplaces in addition to existing channels for obtaining health insurance coverage. In connection with such exchanges, certain "essential health benefits" are intended to be made more consistent across plans, setting a baseline coverage level. The states (and the federal government) have some discretion in determining the definition of "essential health benefits" and we cannot predict at this time whether Panorama will fall into a benefit category deemed "essential" for coverage purposes across the plans offered in any or all of the exchanges. Failure to be covered by plans offered in the exchanges could harm our business.

        In addition to the PPACA, various healthcare reform proposals have also emerged from federal and state governments. The Protecting Access to Medicare Act of 2014 introduces a multi-year pricing program for services paid under the CLFS that is designed to bring Medicare allowable amounts in line with the amounts paid by private payers. For newly developed advanced diagnostic tests for which there is no CLFS payment amount, the Medicare payment rate for approved tests for the first three quarters that the tests are offered will be the actual list price offered to third-party payers. Thereafter, CMS will use the data collected under the Act to establish payment rates for such newly developed advanced diagnostic tests. CMS will assign unique Healthcare Common Procedure Coding System, or HCPCS, codes for existing advanced diagnostic tests by January 1, 2016, and publicly report the payment rates for such tests. CMS will assign temporary HCPCS codes to newly developed approved advanced diagnostic tests and finalize such HCPCS codes within two years. In addition, federal budgetary limitations and changes in healthcare policy, such as the creation of broad limits for NIPTs or requirements that beneficiaries of the government health plans pay for, or pay for higher, portions of clinical laboratory tests or services received, could substantially diminish the sale, or inhibit the utilization, of future NIPTs, increase costs, divert management's attention and adversely affect our ability to generate revenues and achieve profitability.

        We cannot predict whether future healthcare initiatives will be implemented at the federal or state level or how any such future legislation, regulation or initiative may affect us. The taxes imposed by the new federal legislation and the expansion of government's role in the U.S. healthcare industry, as well as changes to the reimbursement amounts paid by payers for our current and future tests, may adversely affect the volumes of services and tests that we provide and may therefore adversely affect our business, financial condition, results of operations, and cash flows.

If we or our laboratory partners, consultants or commercial partners market tests in a manner that violates healthcare fraud and abuse laws or otherwise engage in misconduct, we may be subject to civil or criminal penalties.

        We are also subject to healthcare fraud and abuse regulation and enforcement by both the U.S. federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

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  CLIA and U.S. state laws and regulations governing the certification and licensure of laboratories, as well as the operations and activities of laboratories;

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  HIPAA, which created U.S. federal civil and criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and also imposes obligations with respect to maintenance of the privacy, security and transmission of individually identifiable health information;

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  U.S. federal and state laws and regulations governing informed consents for genetic testing and the use of genetic material;

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  state laws and regulations governing the submission of claims for healthcare services, as well as billing and collection practices associated with healthcare services;

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  U.S. state laws that prohibit other specified practices, such as billing physicians for testing that they order and waiving coinsurance, copayments, deductibles, and other amounts owed by patients;

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  the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as Medicare;

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  the U.S. federal False Claims Act which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers who receive funds from the government that are false or fraudulent;

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  U.S. state law equivalents of each of the above U.S. federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers;

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  U.S. federal laws and regulations governing the Medicare program, providers of services covered by the Medicare program, and the submission of claims to the Medicare program, as well as the Medicare Manuals issued by CMS and the local medical policies promulgated by the Medicare Administrative Contractors with respect to the implementation and interpretation of such laws and regulations;

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  the federal Stark physician self-referral law, which prohibits a physician from making a referral for certain designated health services covered by the Medicare program (and according to case law in some jurisdictions, the Medicaid program as well), including laboratory and pathology services, if the physician or an immediate family member has a financial relationship with the entity providing the designated health services, unless the financial relationship falls within an applicable exception to the prohibition, as well as U.S. state law equivalents of the Stark law;

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  the federal Civil Monetary Penalties Law, which prohibits, among other things, the offering or transfer of remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary's selection of a particular provider, practitioner or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies and

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  the prohibition on reassignment of Medicare claims, which, subject to certain exceptions, precludes the reassignment of Medicare claims to any other party.

        We have adopted policies and procedures designed to comply with these laws. In the ordinary course of our business, we conduct internal reviews of our compliance with these laws, and our compliance is also subject to governmental review. The growth of our business and sales organization and our expansion both within and outside of the United States may increase the potential of violating these laws or our internal policies and procedures. The risk of our being found in violation of these or other laws and regulations is further increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. If our operations, including the conduct of our employees, distributors, consultants and commercial partners, are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, exclusion from participation in government programs, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private qui tam actions brought by individual whistleblowers in the name of the government, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Changes in the way the FDA regulates the reagents, other consumables, and testing equipment we use when developing, validating, and performing our tests could result in delay or additional expense in bringing our tests to market or performing such tests for our customers.

        Many of the sequencers, reagents, kits and other consumable products used to perform our prenatal testing, as well as the instruments and other capital equipment that enable the testing, are offered for sale as analyte specific reagents, or ASRs, or for research use only, or RUO. This includes the sequencers supplied to us by Illumina and the blood collection tubes supplied to us by Streck, which are RUO in the United States. If the FDA were to require clearance or approval for the sale of Illumina's sequencers and if Illumina does not obtain such clearance or approval, or if the FDA were to find that a supplier failed to comply with applicable requirements, we would have to find an alternative sequencing platform for Panorama. If we were not successful in selecting, acquiring on commercially reasonable terms and implementing an alternative platform on a timely basis, our business, financial condition and results of operations may be adversely affected. Similarly, a decision by the FDA to require clearance or approval for the sale by our sole supplier in the United States of the blood collection tubes used for Panorama and our non-invasive prenatal paternity testing could result in interruptions in our ability to supply our products to the market and adversely affect our operations.

        Certain reagents are also obtained from sole suppliers and are offered for sale as ASRs. ASRs consist of single reagents or primer pairs, which are intended for use in a diagnostic application for the identification and quantification of an individual chemical substance in biological specimens. ASRs are medical devices, but most are exempt from the 510(k) and PMA premarket review processes. As medical devices, ASRs have to comply with the QSR provisions and other device requirements. In 2007, the FDA issued a Guidance Document which clarified and narrowed the scope of products that are considered ASRs. The FDA could disagree with a supplier's assessment that the reagents are ASRs, and could require the supplier to seek clearance or approval for the reagents. If the FDA were to require clearance or approval for the reagents, certain of our suppliers may cease selling the reagents to us and any failure to obtain an acceptable substitute could significantly and adversely affect our business, financial condition and results of operations.

        Products that are intended for research use only and are labeled as RUO are exempt from compliance with the FDA requirements, including the approval or clearance and other product quality requirements for medical devices. A product labeled RUO but intended to be used diagnostically may be viewed by the FDA as adulterated and misbranded under the FDC Act and subject to FDA enforcement activities. The FDA has said it will consider the totality of the circumstances surrounding distribution and use of an RUO product, including how the product is marketed and to whom, when determining its intended use. If the FDA were to take enforcement action against certain of our suppliers' RUO products, such action could significantly and adversely affect our ability to provide timely testing results to our customers or could significantly increase our costs of conducting business. Additionally, if the FDA were to take enforcement action against RUO suppliers, certain of our suppliers may cease selling RUO products to us and any failure to obtain an acceptable substitute could significantly and adversely affect our business, financial condition and results of operations.

Our financial condition and results of operations may be adversely affected by international government regulatory and business risks.

        We will increasingly subject ourselves to regulation in foreign jurisdictions as we offer our tests internationally. Our international operations subject us to varied and complex domestic, foreign and international laws and regulations. Compliance with these laws and regulations often involves significant costs or requires changes in our business practices that may reduce revenues and profitability. We may be subject to the regulatory approval requirements for each foreign country in which we sell our tests. Our future performance depends on, among other matters, the timely receipt of necessary regulatory approvals for our tests. Regulatory approval can be a lengthy, expensive and uncertain process. In addition, regulatory processes are subject to change, and new or changed regulations can result in increased costs and unanticipated delays. Any changes in foreign approval requirements and processes may cause us to incur additional costs or lengthen the time required for regulatory approval of our tests. We may not be able to obtain foreign regulatory approvals on a timely basis, if at all, and any failure to do so may cause us to incur additional costs or prevent us from marketing our tests in foreign countries, which may harm our business.

        We may incur additional legal compliance costs associated with our global operations and could become subject to legal penalties if we do not comply with certain regulations. For example, we are subject to the FCPA which, among other restrictions, prohibits U.S. companies and their intermediaries from making payments to foreign officials for the purpose of obtaining or retaining business or otherwise obtaining favorable treatment, as well as anti-bribery and anti-corruption laws of other jurisdictions. In addition, our international activities are subject to compliance with U.S. economic and trade sanctions, which restrict or otherwise limit our ability to do business in certain designated countries. Our training and compliance program and our other internal control policies and procedures may not always protect us from acts committed by our employees or agents. Other limitations, such as prohibitions on the import into the United States of tissue necessary for us to perform our tests or restrictions on the export of tissue imposed by countries outside of the United States, or restrictions on importation and circulation of blood collection tubes or other equipment or supplies by countries outside the United States, may limit our ability to offer our tests internationally in the future.

Our use of hazardous materials in the development of our tests exposes us to risks related to accidental contamination or injury and requires us to comply with regulations governing hazardous waste materials.

        Our research and development activities involve the controlled use of hazardous materials and chemicals. We cannot eliminate the risk of accidental contamination or injury to employees or third parties from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. In addition, we are subject on an ongoing basis to federal, state and local regulations governing the use, storage, handling and disposal of these materials and specified hazardous waste materials. An increase in the costs of compliance with such laws and regulations could harm our business and results of operations.

If the validity of an informed consent from a patient intake for Panorama or other tests was challenged, we could be precluded from billing for such testing or forced to stop performing such tests, which would adversely affect our business and financial results.

        We are required to ensure that all clinical data and blood samples that we receive have been collected from subjects who have provided appropriate informed consent for us to perform our testing, both commercially and in clinical trials. We seek to ensure that the subjects from whom the data and samples are collected do not retain or have conferred on them any proprietary or commercial rights to the data or any discoveries derived from them. Our partners operate in a number of different countries, and, to a large extent, we rely upon them to comply with the subject's informed consent and with local law and international regulation. The collection of data and samples in many different countries results in complex legal questions regarding the adequacy of informed consent and the status of genetic material under a large number of different legal systems. The subject's informed consent obtained in any particular country could be challenged in the future, and those informed consents could prove invalid, unlawful or otherwise inadequate for our purposes. Any findings against us, or our partners, could deny us access to or force us to stop testing samples in a particular territory or could call into question the results of our clinical trials. We could become involved in legal challenges, which could require significant management and financial resources and adversely affect our revenues and results of operations.

Risks Related to Our Intellectual Property

Any failure to obtain, maintain, and enforce our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

        Our success and ability to compete depend, in part, on our ability to obtain, maintain and enforce patents, trade secrets, trademarks and other intellectual property rights and to operate without having third parties infringe, misappropriate or circumvent the rights that we own or license. If we are unable to obtain, maintain and enforce intellectual property protection covering our products, others may be able to make, use or sell products that are substantially the same as ours without incurring the sizeable development and licensing costs that we have incurred, which would adversely affect our ability to compete in the market. As of June 15, 2015, we held six issued U.S. patents and 42 pending U.S. patent applications. We also held one issued Australian patent and two issued Chinese patents. We have filed and are actively pursuing additional patent applications in Australia, Brazil, Canada, China, Europe, Hong Kong, Israel, India, Japan and Russia. Our ability to stop third parties from making, using, selling, offering to sell or importing our products or product candidates is dependent upon the extent to which we have rights under valid and enforceable patents that cover these activities. However, the patent positions of diagnostic companies, including ours, can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. The Supreme Court has in recent years issued a number of decisions relating to the patentability of diagnostic method claims. We cannot predict what impact these decisions may have on our ability to obtain or enforce patents relating to diagnostic methods in the future. We believe that no consistent policy regarding the scope of valid patent claims in these fields has emerged to date in the United States. The patent situation in the genetic diagnostics industry outside the United States also is uncertain. Moreover, the U.S. patent laws have recently changed, there have been changes regarding how patent laws are interpreted, and the U.S. Patent and Trademark Office, or the USPTO, has introduced new procedures to the patent system. Some of these changes and procedures are currently being litigated, and we cannot accurately determine the outcome of any such proceedings or predict future changes in the interpretation of patent laws or changes to patent laws which might be enacted into law. Those changes may materially affect our patents, our ability to obtain patents or the patents and applications of our collaborators and licensors. Therefore, there can be no assurance that any current or future patent applications will result in the issuance of patents or that we will develop additional proprietary products which are patentable. Moreover, patents issued or that may be issued to us in the future may not provide us with any competitive advantage. Our patent position is subject to numerous additional risks, including the following:

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  we may fail to seek patent protection for inventions that are important to our success;

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  any current or future patent applications may not result in issued patents;

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  we cannot be certain that we were the first to invent the inventions covered by pending patent applications or that we were the first to file such applications and, if we are not, we may be subject to priority or derivation disputes;

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  we may be required to disclaim part or all of the term of certain patents or part or all of the term of certain patent applications;

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  we may file patent applications but have claims restricted or we may not be able to supply sufficient data to support our claims and, as a result, may not obtain the original claims desired or we may receive restricted claims. Alternatively, it is possible that we may not receive any patent protection from an application;

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  we could inadvertently abandon a patent or patent application, resulting in the loss of protection of certain intellectual property rights in a particular country. We or our patent counsel may take action resulting in a patent or patent application becoming abandoned which may not be able to be reinstated or if reinstated, may suffer patent term adjustments;

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  the claims of our issued patents or patent applications when issued may not cover our products or product candidates;

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  no assurance can be given that our patents would be declared by a court to be valid and enforceable or that a competitor's technology or product would be found by a court to infringe our patents. Our patents or patent applications may be challenged by third parties in patent litigation or in proceedings before the USPTO or its foreign counterparts, and may ultimately be declared invalid or unenforceable, or narrowed in scope;

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  there may be prior art of which we are not aware that may affect the validity of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to do so;

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  third parties may develop products which have the same or similar effect as our products without infringing our patents. Such third parties may also intentionally circumvent our patents by means of alternate designs or processes or file applications or be granted patents that would block or hurt our efforts;

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  there may be patents relevant to our products or product candidates of which we are not aware;

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  certain of our intellectual property was partly supported by a U.S. government grant awarded by the National Institutes of Health, and the government accordingly has certain rights in this intellectual property, including a non-exclusive, non-transferable, irrevocable worldwide license to use applicable inventions for any governmental purpose. Such rights also include "march-in" rights, which refer to the right of the U.S. government to require us to grant a license to the technology to a responsible applicant if we fail to achieve practical application of the technology or if action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give preference to U.S. industry;

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  our patent counsel, lawyers or advisors may have given us, or may in the future give us incorrect advice or counsel;

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  the patent and patent enforcement laws of some foreign jurisdictions may not protect intellectual property rights to the same extent as laws in the United States, and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed, and we may not pursue or obtain patent protection in all major markets; and

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  we may not develop additional technologies that are patentable.

        Any of these factors could hurt our ability to gain patent protection for our products.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest, and our business may be adversely affected.

        Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive, particularly for a company of our size, and time-consuming. In addition, in an infringement proceeding, a court may decide that a trademark of ours is not valid or is unenforceable, or may refuse to stop the other party from using the trademark at issue. We may not be able to protect our rights to these and other trademarks and trade names which we may need to build name recognition with potential partners or customers in our markets of interest.

        Our pending trademark applications in the United States and in other foreign jurisdictions where we may file may not be allowed or may subsequently be opposed. Our applications to register the "Natera," "Panorama," "Powered by SNPs," "Prenatus," "Spectrum" and "Anora" trademarks have been allowed and/or have proceeded to registration in the United States. We have certain other trademark applications pending in the United States and abroad, but there can be no assurance that these applications will be allowed and not opposed. Even if these applications proceed to registration, third parties may challenge our use or registration of these trademarks in the future. Other companies in the medical diagnostics space may be using trademarks that are similar to ours and may in the future allege that the use of our trademarks in connection with our tests infringes or otherwise violates their trademarks. In addition, failure to maintain our trademark registrations, or to obtain new trademark registrations in the future, could limit our ability to protect our trademarks and impede our marketing efforts in the countries in which we operate. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

If we are not able to prevent disclosure of our trade secrets and other proprietary information, the value of our technology and products could be significantly diminished.

        We rely on trade secret protection to protect our interests in proprietary know-how and in processes for which patents are difficult to obtain or enforce, including the proprietary algorithm that we use to analyze DNA sequences and genetic information as part of Panorama. We may not be able to protect our trade secrets adequately. We have a policy of requiring our consultants, advisors and collaborators to enter into confidentiality agreements and our employees to enter into invention, non-disclosure and non-compete agreements. However, no assurance can be given that we have entered into appropriate agreements with all parties that have had access to our trade secrets, know-how or other proprietary information. There is also no assurance that such agreements will provide for a meaningful protection of our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of information. Furthermore, we cannot provide assurance that any of our employees, consultants, contract personnel, or collaborators, either accidentally or through willful misconduct, will not cause serious damage to our programs and our strategy, for example by disclosing important trade secrets, know-how or proprietary information to our competitors.

        It is also possible that our trade secrets, know-how or other proprietary information could be obtained by third parties as a result of breaches of our physical or electronic security systems. Any disclosure of confidential data into the public domain or to third parties could allow our competitors to learn our trade secrets and use the information in competition against us. In addition, others may independently discover our trade secrets and proprietary information. Any action to enforce our rights is likely to be time consuming and expensive, and may ultimately be unsuccessful, or may result in a remedy that is not commercially valuable. These risks are accentuated in foreign countries where laws or law enforcement practices may not protect proprietary rights as fully as in the United States or Europe. Any unauthorized disclosure of our trade secrets or proprietary information could harm our competitive position.

We may be required to reduce the scope of our intellectual property due to third-party intellectual property claims or challenges to our patents.

        Our competitors may have filed, and may in the future file, patent applications covering technology similar to ours. Any such patent application may have priority over our patent applications, which could require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to ours that claims priority to an application filed prior to March 16, 2013, we may have to participate in an interference proceeding declared by the USPTO to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful if, unbeknownst to us, the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our U.S. patent position with respect to such inventions. In addition, changes enacted on March 15, 2013 to the U.S. patent laws under the America Invents Act resulted in the United States changing from a "first to invent" country to a "first to file" country. As a result, we may lose the ability to obtain a patent if a third party files on the invention we wish to patent with the USPTO first. Derivation proceedings were also established as part of the "first to file" system. Such proceedings could allow a third party to allege that we are not entitled to a patent because we derived the invention from the invention of another party. We may also become involved in similar proceedings in other jurisdictions.

        Furthermore, recent changes in U.S. patent law under the America Invents Act establish new procedures for post-issuance challenges to U.S. patents, including inter partes reviews and post-grant oppositions. There is significant uncertainty as to how the new laws will be applied and if our U.S. patents are challenged using such procedures, we may not prevail, possibly resulting in altered or diminished claim scope or loss of patent rights altogether. Similarly, some countries, notably members of the European Union, also have post grant opposition proceedings that can result in changes in scope and/or cancellation of patent claims.

We are currently involved in patent litigation with Sequenom relating to Panorama and our non-invasive paternity test, and an adverse result could harm our business and results of operations.

        We are currently involved in patent litigation with Sequenom. An adverse ruling in such proceeding could require us to pay damages, including treble damages, attorneys' fees, costs and expenses, require us to pay license fees or result in an injunction preventing us from selling Panorama and our non-invasive prenatal paternity test, any of which could adversely affect our ability to offer these tests, our ability to continue operations and our financial condition. For more information on our current legal and regulatory proceedings, see "Business—Legal Proceedings." We may also in the future be involved with other litigation or USPTO actions with the same or other third parties. We expect that the number of such claims may increase as the number of products and the level of competition in our industry segments grows.

Our products could infringe patents and other property rights of others, which may result in costly litigation and, if we are not successful, could cause us to pay substantial damages or future licensing fees or otherwise limit our ability to commercialize our products, which could have a material adverse effect on our business.

        We operate in a crowded technology area in which multiple third parties own or control potentially relevant intellectual property, including patents. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the genetic diagnostics industry. Numerous significant intellectual property issues have been litigated, and will likely continue to be litigated, between existing and new participants in our existing and target markets. Competitors may assert that our products infringe their intellectual property rights. Third parties may assert that we are employing their proprietary technology without authorization. In addition, our competitors and others may have patents or may in the future obtain patents and claim that making, having made, using, selling, offering to sell or importing our products infringes these patents.

        We have in the past, and may in the future, be subject to proceedings or claims that claim we have infringed, misappropriated or otherwise violated the intellectual property or other rights of others. As described above, we are currently involved in patent litigation with Sequenom. The number of such claims may increase as the number of products and the level of competition in our industry segments grows.

        We may receive notices of claims of direct or indirect infringement or misappropriation or misuse of other parties' proprietary rights from time to time. Some of these claims may lead to litigation. There can be no assurance that we will prevail in such actions, or that other actions alleging misappropriation or misuse by us of third-party trade secrets, infringement by us of third-party patents and trademarks or other rights, or the validity of our patents, trademarks or other rights, will not be asserted or prosecuted against us.

        As we move into new markets and applications for our products, incumbent participants in such markets may assert their patents and other proprietary rights against us as a means of slowing our entry into such markets or as a means to extract substantial license and royalty payments from us. Our competitors and others may now and, in the future, have significantly stronger, larger and more mature patent portfolios than we have. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenues and against whom our own patents may provide little or no deterrence or protection. Therefore, our commercial success depends in part on our non-infringement of the patents or proprietary rights of third parties.

        We could incur substantial costs and divert the attention of our management and technical personnel in defending against any claims of infringement. Parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize and sell products, and could result in the award of substantial damages against us. In the event of a claim of infringement against us, we may be required to pay damages and ongoing royalties, elect to obtain one or more licenses from third parties, or be prohibited from selling certain products. We may not be able to obtain these licenses on acceptable terms, if at all. We could incur substantial costs related to royalty payments for licenses obtained from third parties, which could negatively affect our financial results. In addition, we could encounter delays in product introductions while we attempt to develop alternative methods or products to avoid infringing third-party patents or proprietary rights. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing products, and the prohibition of sale of any of our products could materially affect our business and our ability to gain market acceptance for our products.

        Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a substantial adverse effect on the market price of our common stock.

        In addition, our agreements with some of our customers, suppliers or other entities with whom we do business require us to defend or indemnify these parties to the extent they become involved in infringement claims, including the types of claims described above. We could also voluntarily agree to defend or indemnify third parties in instances where we are not obligated to do so if we determine it would be important to our business relationships. If we are required or agree to defend or indemnify third parties in connection with any infringement claims, we could incur significant costs and expenses that could adversely affect our business, operating results, or financial condition. Patents held by third parties may force us to makes changes in our operating procedures that would be costly to implement.

Our intellectual property may be infringed upon by a third party.

        Third parties may infringe one or more of our patents, trademarks or other intellectual property rights. We cannot predict if, when or where a third party may infringe our intellectual property rights. To counter infringement, we may be required to file infringement lawsuits, which can be expensive and time consuming. There is no assurance that we would be successful in a court of law in proving that a third party is infringing one or more of our issued patents or trademarks. Any claims we assert against perceived infringers could also provoke these parties to assert counterclaims against us, alleging that we infringe their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent's claims narrowly and/or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question, any of which may adversely affect our business. Even if we are successful in proving in a court of law that a third party is infringing our intellectual property rights, there can be no assurance that we would be successful in halting their infringing activities, for example, through a permanent injunction, or that we would be fully or even partially financially compensated for any harm to our business. We may be forced to enter into a license or other agreement with the infringing third party at terms less profitable or otherwise commercially acceptable to us than if the license or agreement were negotiated under conditions between those of a willing licensee and a willing licensor. We may not become aware of a third-party infringer within legal timeframes for compensation or at all, thereby possibly losing the ability to be compensated for any harm to our business. Such a third party may be operating in a foreign country where the infringer is difficult to locate and/or the intellectual property laws may be more difficult to enforce. Some third-party infringers may be able to sustain the costs of complex infringement litigation more effectively than we can because they have substantially greater resources. Any inability to stop third-party infringement could result in loss in market share of some of our products or even lead to a delay, reduction and/or inhibition of the development, manufacture or sale of certain products by us. There is no assurance that a product produced and sold by a third-party infringer would meet our or other regulatory standards or would be safe for use. Such third-party infringer products could irreparably harm the reputation of our products thereby resulting in substantial loss in our market share and profits.

Developments or uncertainty in the patent statute, patent case law or USPTO rules and regulations may impact the validity of our patent rights.

        Our patent rights may be affected by developments or uncertainty in the patent statute, patent case law or USPTO rules and regulations. For example, the patent position of companies engaged in the development and commercialization of diagnostic tests are particularly uncertain. Three cases involving diagnostic method claims, "gene patents," and analytical tools have been decided by the Supreme Court in the past few years. On March 20, 2012, the Supreme Court issued a decision in Mayo Collaborative Services v. Prometheus Laboratories, Inc., a case involving patent claims directed to measuring a metabolic product in a patient to optimize a drug dosage amount for the patient. According to the Supreme Court, the addition of well-understood, routine or conventional activity such as "administering" or "determining" steps was not enough to transform an otherwise patent ineligible natural phenomenon into patent eligible subject matter. On June 13, 2013, the Supreme Court issued its decision in Association for Molecular Pathology v. Myriad Genetics, Inc., a case involving patent claims held by Myriad Genetics, Inc. relating to the breast cancer susceptibility genes BRCA1 and BRCA2. Myriad held that isolated segments of naturally occurring DNA, such as the DNA constituting the BRCA1 and BRCA2 genes, is not patent eligible subject matter, but that complementary DNA, which is an artificial construct that may be created from RNA transcripts of genes, may be patent eligible. On June 19, 2014, the Supreme Court issued its decision in Alice Corp. v. CLS Bank Int'l, a case involving the patent eligibility of computer-implemented method claims. In Alice, the Supreme Court held that implementation of an otherwise abstract idea on a computer was not enough by itself to make the idea patent-eligible. What remains unclear after Alice is how an abstract idea is defined, which the Court explicitly declined to address. We believe this has resulted in uncertainty and inconsistency in the application of Alice to software-based tools, such as proprietary analytical algorithms. On December 16, 2014, the USPTO issued an interim guidance memorandum to patent examiners for subject matter eligibility analysis of all claims involving a judicial exception (i.e., laws of nature/natural principles, natural phenomena and/or natural products, and abstract ideas). This guidance is not final, and it is expected that the guidance will change in light of future developments in the case law and in response to public feedback. While this guidance can inform decision-making at the USPTO, federal courts are not bound by this guidance.

        We cannot assure you that our efforts to seek patent protection for our technology and products will not be negatively impacted by the decisions described above, rulings in other cases or changes in guidance or procedures issued by the USPTO. We cannot predict what impact the Supreme Court's decisions in Prometheus, Myriad, and Alice may have on the ability of molecular diagnostic companies or other entities to obtain or enforce patents relating to diagnostic methods, tools, or isolated products of nature in the future. The patent-eligibility of algorithmic analysis techniques is particularly in flux.

        Moreover, although the Supreme Court has held in Myriad that isolated segments of naturally occurring DNA are not patent-eligible subject matter, certain third parties could allege that activities that we may undertake infringe other gene-related patent claims, and we may deem it necessary to defend ourselves against these claims by asserting non-infringement and/or invalidity positions, or pay to obtain a license to these patents. In any of the foregoing or in other situations involving third-party intellectual property rights, if we are unsuccessful in defending against claims of patent infringement, we could be forced to pay damages and ongoing royalties, and to obtain licenses from third parties, or be subjected to an injunction that would prevent us from utilizing the patented subject matter. We may not be able to obtain these licenses on acceptable terms, if at all. Such outcomes could materially affect our ability to offer our tests and harm our business.

        We believe our technology is differentiated from that at issue in the above cases, but the full impact of the decisions is not yet known and they have created uncertainty around the patent-eligibility of diagnostic tests and methods. The claims of our patent applications may therefore fail to issue, or if they do issue, may subsequently be challenged or invalidated, on the grounds that they include subject matter that is not patent-eligible based on the Supreme Court's rulings in these cases and the further evolution of case law in this area.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

        We employ individuals who were previously employed at other biotechnology or diagnostic companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees' former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we do not prevail, we could be required to pay substantial damages and could lose rights to important intellectual property. Even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.

Risks Related to Being a Public Company

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the

Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and the Nasdaq Global Market, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. Our management and other personnel have little experience managing a public company and preparing public filings. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company, as defined by the Jumpstart Our Businesses Act of 2012, or the JOBS Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. Additional compensation costs and any future equity awards will increase our compensation expense, which would increase our general and administrative expense and could adversely affect our profitability. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance on reasonable terms. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        We are an emerging growth company. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not "emerging growth companies."

        For as long as we continue to be an emerging growth company, we also intend to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

        We will remain an emerging growth company until the earliest of (a) the end of the fiscal year (i) following the fifth anniversary of the closing of this offering, (ii) in which the market value of our common stock that is held by non-affiliates exceeds $700 million and (iii) in which we have total annual gross revenues of $1 billion or more during such fiscal year, and (b) the date on which we issue more than $1 billion in non-convertible debt in a three-year period.

If we are unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be adversely affected.

        As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and, beginning with our second annual report following this offering, which will be for the year ending December 31, 2016, provide a management report on internal controls over financial reporting. The Sarbanes-Oxley Act also requires that our management report on internal controls over financial reporting be attested to by our independent registered public accounting firm, to the extent we are no longer an emerging growth company. We do not expect to have our independent registered public accounting firm attest to our management report on internal controls over financial reporting for so long as we are an emerging growth company.

        If we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We are in the process of designing and implementing the internal controls over financial reporting required to comply with this obligation, which process will be time consuming, costly and complicated. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal controls over financial reporting are effective, or, when required in the future, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Risks Related to This Offering and Ownership of Our Common Stock

An active trading market for our common stock may not develop or be sustainable, and investors may not be able to resell their shares at or above the initial public offering price.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. An active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for our stockholders to sell shares purchased in this offering without depressing the market price for the shares or at all.

The market price of our common stock is likely to be volatile which could subject us to litigation.

        The market price of our common stock is likely to be subject to wide fluctuations in response to numerous factors, many of which are beyond our control, such as those in this "Risk Factors" section and others including:

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  actual or anticipated variations in our and our competitors' results of operations;

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  announcements by us or our competitors of new products, significant acquisitions, strategic and commercial partnerships and relationships, joint ventures, collaborations or capital commitments;

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  changes in reimbursement by current or potential payers;

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  issuance of new securities analysts' reports or changed recommendations for our stock;

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  periodic fluctuations in our revenue, due in part to the way in which we recognize revenue;

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  actual or anticipated changes in regulatory oversight of our products;

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  developments or disputes concerning our intellectual property or other proprietary rights;

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  commencement of, or our involvement in, litigation;

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  announcement or expectation of additional debt or equity financing efforts;

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  sales of our common stock by us, our insiders or our other stockholders;

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  any major change in our management and

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  general economic conditions and slow or negative growth of our markets.

        In addition, if the market for life sciences stocks or the stock market in general experiences uneven investor confidence, the market price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The market price of our common stock might also decline in reaction to events that affect other companies within, or outside, our industry even if these events do not directly affect us. Some companies that have experienced volatility in the trading price of their stock have been the subject of securities class action litigation. If we are the subject of such litigation, it could result in substantial costs and a diversion of our management's attention and resources.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

        We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds from this offering for any of the purposes described in "Use of Proceeds," and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends on our capital stock so any returns will be limited to changes in the value of our common stock.

        We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, our ability to pay cash dividends on our capital stock may be prohibited or limited by the terms of any current or future debt financing arrangement. Any return to stockholders will therefore be limited to the increase, if any, of the price of our common stock.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution.

        The initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share of our common stock as of March 31, 2015. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of approximately $12.64 per share, based on an assumed initial public offering price of $16.00 per share, the midpoint of the price range on the cover page of this prospectus.

        This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering, and any previous exercise of stock options granted to our service providers. In addition, as of March 31, 2015, options to purchase 9,357,611 shares of our common stock with a weighted-average exercise price of approximately $2.87 per share were outstanding. The exercise of any of these options would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive less than the purchase price paid in this offering, if anything, in the event of our liquidation.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause the stock price of our common stock to decline.

        We may issue additional securities following the completion of this offering. In the future, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. We also expect to issue common stock to employees and directors pursuant to our equity incentive plans. If we sell common stock, convertible securities or other equity securities in subsequent transactions, or common stock is issued pursuant to equity incentive plans, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our common stock.

Sales of a substantial number of shares of our common stock in the public market by our existing stockholders following this offering could cause the price of our common stock to decline.

        Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

        All of our executive officers and directors and the holders of substantially all of our capital stock are subject to lock-up agreements with the underwriters of this offering that restrict the stockholders' ability to transfer shares of our common stock for at least 180 days from the date of this prospectus. Subject to certain limitations, approximately 38,357,699 shares will become eligible for sale upon expiration of the 180-day lock-up period. In addition, shares issued or issuable upon exercise of options vested as of the expiration of the 180-day lock-up period will be eligible for sale at that time. Sales of stock by these stockholders could adversely affect the trading price of our common stock.

        Certain holders of shares of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act of 1933, as amended, or the Securities Act, subject to the 180-day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could adversely affect the trading price of our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock could be adversely affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

Insiders have substantial control over us and will be able to influence corporate matters.

        As of May 31, 2015, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately 37.0% of our outstanding capital stock upon the completion of this offering. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit stockholders' ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the market price of our common stock.

        Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could depress the market price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions, among other things:

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  authorize the issuance of "blank check" preferred stock that our board of directors could use to implement a stockholder rights plan;

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  prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

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  eliminate the ability of our stockholders to call special meetings of stockholders;

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  establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings;

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  establish a classified board of directors so that not all members of our board are elected at one time;

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  permit the board of directors to establish the number of directors;

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  provide that directors may only be removed "for cause" and only with the approval of 75% of our stockholders;

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  require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and amended and restated bylaws; and

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  provide that the board of directors is expressly authorized to make, alter or repeal our amended and restated bylaws.

        In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on merger, business combinations and other transactions between us and holders of 15% or more of our common stock.

        For information regarding these and other provisions, see "Description of Capital Stock."

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "design," "intend," "expect," "could," "plan," "potential," "predict," "seek," "should," "would" or the negative version of these words and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short- and long-term business operations and objectives, and financial needs. These forward-looking statements include, but are not limited to, statements concerning the following:

  •
  our expectation that, for the foreseeable future, a significant portion of our revenues will be derived from sales of Panorama;

  •
  our ability to expand our sales and marketing capabilities to increase demand for Panorama, expand geographically, and obtain favorable coverage and reimbursement determinations from third-party payers;

  •
  our reliance on our partners to market and offer Panorama in the United States and in international markets;

  •
  our expectation that Panorama will be adopted for broader use in average-risk pregnancies and for the screening of microdeletions;

  •
  developments or disputes concerning our intellectual property or other proprietary rights;

  •
  our ability to successfully expand our product offerings to include cancer-related and other diagnostic tests;

  •
  competition in the markets we serve;

  •
  our expectations of the reliability, accuracy, and performance of Panorama;

  •
  our expectations of the benefits to patients, providers, and payers of Panorama;

  •
  our reliance on collaborators such as medical institutions, contract laboratories, laboratory partners, and other third parties;

  •
  our ability to operate our laboratory facility and meet expected demand;

  •
  our reliance on a limited number of suppliers, including sole source suppliers, which may impact the availability of replacement laboratory instruments and materials;

  •
  our expectations of the rate of adoption of Panorama and of any of our future tests by laboratories, clinics, clinicians, payers, and patients;

  •
  our ability to publish peer-reviewed medical publications regarding Panorama and any of our future tests;

  •
  the factors we believe drive demand for Panorama and our ability to sustain or increase such demand;

  •
  our ability to successfully implement our cloud-based distribution model;

  •
  our ability to develop additional revenue opportunities, including new tests;

  •
  the scope of protection we establish and maintain for intellectual property rights covering Panorama and any other test we may develop;

  •
  our estimates regarding our costs and risks associated with our international operations and international expansion;

  •
  our ability to retain and recruit key personnel, including expanding our direct sales force;

  •
  our relying to a much greater extent on our direct sales efforts;

  •
  our expectations regarding acquisitions and strategic operations;

  •
  our ability to fund our working capital requirements;

  •
  our compliance with federal, state, and foreign regulatory requirements;

  •
  the factors that may impact our financial results; and

  •
  anticipated trends and challenges in our business and the markets in which we operate.

        These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors." Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

        You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

        You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

INDUSTRY AND MARKET DATA

        We obtained the industry, market and competitive position data used throughout this registration statement from our own internal estimates and research, as well as from industry and general publications, in addition to research, surveys and studies conducted by third parties. Internal estimates are derived from publicly-available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. In addition, while we believe the industry, market and competitive position data included in this registration statement is reliable and is based on reasonable assumptions, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed in "Risk Factors." These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from the issuance of our common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $89.3 million, or approximately $103.3 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

        Each $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) net proceeds to us by $5.8 million, assuming that the number of shares offered by us as set forth on the cover page of this prospectus remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 increase (decrease) in the number of shares of common stock offered by us would increase (decrease) net proceeds to us by approximately $14.9 million, assuming an initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

        The principal purposes of this offering are to increase our financial flexibility, increase our visibility in the marketplace, create a public market for our common stock, obtain additional working capital and facilitate our future access to the public equity markets. We currently intend to use approximately $29.3 million of the net proceeds received by us from this offering for working capital and general corporate purposes and approximately $60.0 million for continued investments in research and development for our core technology and development of our product offerings. In addition, we may use a portion of the net proceeds received by us from this offering for acquisitions of complementary businesses, technologies or other assets. However, we have no current understandings, agreements or commitments for any material acquisitions at this time, and we have not allocated specific amounts of the net proceeds received by us from this offering for any of these purposes. We have not yet determined the manner in which we will allocate the net proceeds received by us from this offering, and as a result, management will have broad discretion in the allocation and use of the net proceeds.

        Pending our use of the net proceeds received by us from this offering, we intend to invest the net proceeds in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

        We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Our credit agreement with ROS Acquisition Offshore LP and our loan and security agreement with Comerica Bank each restricts our ability to pay cash dividends on our common stock, and we may also enter into credit agreements or other borrowing arrangements in the future that may further restrict our ability to declare or pay cash dividends on our common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2015, as follows:

  •
  on an actual basis, except to the extent it has been adjusted to give effect to a 1-for-1.63 reverse split of our capital stock;

  •
  on a pro forma basis to give effect to:

  •
  the filing and effectiveness of our amended and restated certificate of incorporation; and

  •
  the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 31,397,221 shares of common stock, provided, however, that in the event that the actual initial public offering price is lower than $12.7629 per share, the shares of Series F preferred stock will convert into a larger number of shares of common stock (for example, in the event that the actual initial public offering price is $12.00, $11.00 or $10.00 per share, the aggregate number of additional shares of common stock issuable to the holders of Series F preferred stock will be approximately 276,460 shares, 696,915 shares or 1,201,460 shares, respectively); and

  •
  on a pro forma as adjusted basis to give further effect to the receipt by us of the estimated net proceeds from the sale of 6,250,000 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read this table in conjunction with "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2015
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands, except share and per share data)
		(Unaudited)
Cash and cash equivalents	$80,348	$80,348	$169,648

Convertible preferred stock, par value $0.0001 per share: 51,232,536 shares authorized, 31,397,221 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$240,585	$—	$—
Stockholders' deficit:
Preferred stock, par value $0.0001 per share: no shares authorized, issued or outstanding, actual; 50,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, par value $0.0001 per share: 82,000,000 shares authorized, 6,960,478 shares issued and outstanding, actual; 750,000,000 shares authorized, 38,357,699 shares issued and outstanding, pro forma, 44,607,699 shares issued and outstanding, pro forma as adjusted	1	4	4
Additional paid-in capital	9,725	250,307	339,607
Accumulated deficit	(189,812)	(189,812)	(189,812)

Total stockholders' (deficit) equity	(180,086)	60,499	149,799

Total capitalization	$60,499	$60,499	$149,799

        Each $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total capitalization and total stockholders' deficit by $5.8 million, assuming that the number of shares offered by us as set forth on the cover page of this prospectus remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 increase (decrease) in the number of shares of common stock offered by us would increase (decrease) each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total capitalization and total stockholders' deficit by approximately $14.9 million, assuming an initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

        If the underwriters' over-allotment option were exercised in full, pro forma as adjusted cash and cash equivalents, common stock, additional paid-in capital, total stockholders' deficit and shares issued and outstanding as of March 31, 2015 would be $183.6 million, $4,980, $353.7 million, $163.7 million and 45,545,199, respectively.

        The number of shares of common stock that will be outstanding after this offering is based on 38,357,699 shares outstanding as of March 31, 2015, provided, however, that in the event that the actual initial public offering price is lower than $12.7629 per share, the shares of Series F preferred stock will convert into a larger number of shares of common stock (for example, in the event that the actual initial public offering price is $12.00, $11.00 or $10.00 per share, the aggregate number of additional shares of common stock issuable to the holders of Series F preferred stock will be approximately 276,460 shares, 696,915 shares or 1,201,460 shares, respectively), on an as-converted basis, and excludes:

  •
  818,400 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2015, with a weighted-average exercise price of $1.08 per share;

  •
  33,742 shares of common stock issuable upon the deemed conversion of 33,742 shares of our convertible preferred stock, which are issuable upon the exercise of warrants outstanding as of March 31, 2015, with an exercise price of $1.8908 per share;

  •
  9,357,611 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2015, with a weighted-average exercise price of $2.87 per share;

  •
  409,975 shares of common stock issuable upon the exercise of options granted after March 31, 2015, with an exercise price of $12.8501 per share; and

  •
  4,467,742 shares of common stock, subject to increase on an annual basis, reserved for future grant or issuance under our stock-based compensation plans, consisting of:

  •
  122,699 shares of common stock as of March 31, 2015 reserved for future grants under our 2007 Stock Plan, which shares will be added to the shares to be reserved under our 2015 Equity Incentive Plan, or the 2015 Plan, which will become effective in connection with the completion of this offering;

  •
  3,451,495 shares of common stock reserved for future grants under our 2015 Plan;

  •
  893,548 shares of common stock reserved for future issuance under our 2015 Employee Stock Purchase Plan, or the 2015 ESPP, which will become effective in connection with the completion of this offering; and

  •
  an additional number of shares subject to awards outstanding under our 2007 Stock Plan that expire, terminate or are forfeited.

 DILUTION

        If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

        The pro forma net tangible book value (deficit) of our common stock as of March 31, 2015 was $60.5 million, or $1.58 per share. Pro forma net tangible book value (deficit) per share represents our total tangible assets less our total liabilities, divided by the number of outstanding shares of our common stock, after giving effect to the pro forma adjustments referenced under "Capitalization."

        After giving effect to (i) the pro forma adjustments referenced under "Capitalization" and (ii) our receipt of the net proceeds from our sale of 6,250,000 shares of our common stock in this offering at an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value (deficit) as of March 31, 2015 would have been $149.8 million, or $3.36 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.78 per share to our existing stockholders and an immediate dilution of $12.64 per share to investors purchasing our common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$16.00
Pro forma net tangible book value (deficit) per share as of March 31, 2015	$1.58
Increase in pro forma net tangible book value (deficit) per share attributable to new investors	1.78

Pro forma as adjusted net tangible book value (deficit) per share after this offering		3.36

Dilution per share to investors participating in this offering		$12.64

        Each $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $5.8 million, or approximately $0.13 per share, and the dilution per share to investors in this offering by approximately $0.87 per share, assuming that the number of shares offered by us as set forth on the cover page of this prospectus remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each 1,000,000 increase (decrease) in the number of shares of common stock offered by us would (decrease) our pro forma as adjusted net tangible book value by approximately $14.9 million, or approximately $0.25 per share, and the pro forma dilution per share to investors in this offering by approximately $(0.25) per share, assuming an initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

        If the underwriters' over-allotment option were exercised in full, the pro forma as adjusted net tangible book value (deficit) after this offering would be $3.60 per share, the increase in pro forma as adjusted net tangible book value to existing stockholders would be $2.02 per share and the dilution to new investors purchasing our common stock in this offering would be $12.40 per share.

        The following table summarizes as of March 31, 2015, on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by our existing stockholders and (ii) to be paid by investors purchasing our common stock in this offering at an assumed initial public offering price of $16.00 per share, the midpoint of the price range on the cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Total Shares		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering	38,357,699	86%	$134,799,692	57%	$1.59
New investors	6,250,000	14	100,000,000	43	16.00

Total	44,607,699	100%	$234,799,692	100%

        Each $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $5.8 million, assuming that the number of shares offered by us as set forth on the cover page of this prospectus remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 increase (decrease) in the number of shares offered by us would increase (decrease) the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $14.9 million, assuming an initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters' over-allotment option were exercised in full, existing stockholders would own 15.8% and new investors would own 84.2% of the total number of shares of our common stock outstanding immediately after this offering.

        The number of shares of common stock that will be outstanding after this offering is based on 38,357,699 shares outstanding as of March 31, 2015, provided, however, that in the event that the actual initial public offering price is lower than $12.7629 per share, the shares of Series F preferred stock will convert into a larger number of shares of common stock (for example, in the event that the actual initial public offering price is $12.00, $11.00 or $10.00 per share, the aggregate number of additional shares of common stock issuable to the holders of Series F preferred stock will be approximately 276,460 shares, 696,915 shares or 1,201,460 shares, respectively), on an as-converted basis, and excludes:

  •
  818,400 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2015, with a weighted-average exercise price of $1.08 per share;

  •
  33,742 shares of common stock issuable upon the deemed conversion of 33,742 shares of our convertible preferred stock, which are issuable upon the exercise of warrants outstanding as of March 31, 2015, with an exercise price of $1.8908 per share;

  •
  9,357,611 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2015, with a weighted-average exercise price of $2.87 per share;

  •
  409,975 shares of common stock issuable upon the exercise of options granted after March 31, 2015, with an exercise price of $12.8501 per share; and

  •
  4,467,742 shares of common stock, subject to increase on an annual basis, reserved for future grant or issuance under our stock-based compensation plans, consisting of:

  •
  122,699 shares of common stock as of March 31, 2015 reserved for future grants under our 2007 Stock Plan, which shares will be added to the shares to be reserved under our 2015 Plan, which will become effective in connection with the completion of this offering;

  •
  3,451,495 shares of common stock reserved for future grants under our 2015 Plan;

  •
  893,548 shares of common stock reserved for future issuance under our 2015 ESPP, which will become effective in connection with the completion of this offering; and

    •
    an additional number of shares subject to awards outstanding under our 2007 Stock Plan that expire, terminate or are forfeited.

        To the extent that any outstanding options or warrants are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If all outstanding options under our 2007 Stock Plan and outstanding common stock warrants and preferred stock warrants as of March 31, 2015 were exercised, then our existing stockholders, including the holders of these options and warrants, would own 88.6% and our new investors would own 11.4% of the total number of shares of our common stock outstanding upon the closing of this offering.

SELECTED FINANCIAL DATA

        We derived the selected statements of operations data for the years ended December 31, 2013 and 2014 and the selected balance sheet data as of December 31, 2013 and 2014 from our audited financial statements included elsewhere in this prospectus. The selected statements of operations data for the three months ended March 31, 2014 and 2015 and the balance sheet data as of March 31, 2015 are derived from our unaudited condensed interim financial statements included elsewhere in this prospectus. The unaudited interim financial statements were prepared on a basis consistent with our audited financial statements and, in the opinion of management, include all adjustments of a normal, recurring nature that are necessary for the fair presentation of the financial statements. You should read the selected financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements, related notes and other financial information included elsewhere in this prospectus. The selected financial data is qualified in its entirety by the financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future and are not necessarily indicative of the results to be expected for the full year or any other period.

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(unaudited)
	(In thousands, except per share data)
Statements of Operations Data:
Revenues:
Product revenues	$54,955	$157,308	$27,209	$46,899
Other revenues	216	1,981	86	536

Total revenues	55,171	159,289	27,295	47,435
Cost and expenses:
Cost of product revenues	37,275	78,396	15,900	24,843
Research and development	11,550	17,292	4,298	5,630
Selling, general and administrative	31,614	62,936	14,379	23,239

Total cost and expenses	80,439	158,624	34,577	53,712

Income (loss) from operations	(25,268)	665	(7,282)	(6,277)
Interest expense	(1,873)	(4,219)	(809)	(1,010)
Interest expense from accretion of convertible notes	(7,901)	—	—	—
Interest (expense) benefit from changes in the fair value of long-term debt	(2,166)	118	(806)	(1,800)
Interest income and other (expense), net	98	(1,716)	(719)	(917)

Net loss	$(37,110)	$(5,152)	$(9,616)	$(10,004)

Net loss per share, basic and diluted	$(9.66)	$(1.07)	$(2.09)	$(1.89)

Shares used to compute net loss per share, basic and diluted	3,841	4,800	4,591	5,289

Pro forma net loss per share, basic and diluted (unaudited)		$(0.16)		$(0.27)

Shares used to compute pro forma net loss per share, basic and diluted (unaudited)		32,326		36,686

	As of December 31,
			As of March 31, 2015
	2013	2014
			(unaudited)
	(In thousands)
Balance Sheets Data:
Cash and cash equivalents	$30,496	$87,176	$80,348
Restricted cash	896	1,311	1,346
Working capital	25,538	76,605	67,955
Total assets	59,723	123,623	120,104
Long-term debt	22,464	24,474	25,689
Convertible preferred stock	185,199	240,612	240,585
Total stockholders' deficit	(171,509)	(171,335)	(180,086)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in "Risk Factors" included elsewhere in this prospectus.

Overview

        We are a rapidly growing diagnostics company with proprietary molecular and bioinformatics technology that we are deploying to change the management of genetic disease worldwide. Our novel molecular assays reliably measure many informative regions across the genome from samples as small as a single cell. Our statistical algorithms combine these measurements with data available from the broader scientific community to detect a wide range of serious conditions with best in class accuracy and coverage. In addition to our direct sales force in the United States, which we are continuing to expand, we have a global network of over 70 laboratory and distribution partners, including many of the largest international laboratories. We are enabling even wider adoption of our technology by introducing a global cloud-based distribution model. We have launched seven molecular diagnostic tests since 2009, and we intend to launch new products in prenatal testing and oncology in the future. In March 2013, we launched Panorama, our non-invasive prenatal test, or NIPT. Over 185,000 Panorama tests were accessioned during the year ended December 31, 2014 and over 55,000 Panorama tests were accessioned during the three months ended March 31, 2015. Our revenues have grown from $4.3 million in 2010 to $159.3 million in the year ended December 31, 2014, and from $27.3 million in the three months ended March 31, 2014 to $47.4 million in the three months ended March 31, 2015.

        We were formed in 2003 under our former name, Gene Security Network. From 2006 through 2013, the National Institutes of Health awarded us cumulative grants of $5.7 million to conduct various research projects including non-invasive aneuploidy screening on circulating fetal cells for prenatal diagnosis. An initial period of research and development was followed by the commercialization of the following tests:

  •
  2009—24 Chromosome PGS (recently rebranded as Spectrum PGS). Pre-implantation genetic screening, or PGS, to analyze chromosomal abnormalities or inherited genetic conditions during an in vitro fertilization, or IVF, cycle to select embryos that are suitable for transfer;

  •
  2010—Pre-Implantation PGD (recently rebranded as Spectrum PGD). Pre-implantation genetic diagnosis, or PGD, to analyze inherited genetic conditions during an in vitro fertilization, or IVF, cycle to select embryos that are suitable for transfer;

  •
  2010—POC (recently rebranded as Anora). A products of conception, or POC, test to rapidly and extensively analyze fetal chromosomal causes of miscarriages using a single nucleotide polymorphism microarray;

  •
  2011—Non-Invasive Prenatal Paternity Testing. A test to reliably indicate paternity from fetal free-floating DNA, which is fetal DNA not contained within a cell, in a maternal blood sample, taken as early as nine weeks gestation, and a blood sample from the alleged father(s);

  •
  2012—Carrier Screening (recently rebranded as Horizon). Carrier screening, or CS, test performed either before or during pregnancy for a large number of serious genetic disorders that could be passed on to the carrier's children;

  •
  2013—Panorama. An NIPT that screens fetal free-floating DNA from a maternal blood sample as early as nine weeks gestation for instances of extra or missing chromosomes of interest, to identify fetal sex, and to identify triploidy, a condition where there are three sets of each chromosome and

  •
  2014—Panorama Microdeletions Panel. An NIPT that screens fetal free-floating DNA from a maternal blood sample as early as nine weeks gestation for microdeletions associated with common syndromes, including DiGeorge, Angelman, Cri-du-chat and Prader-Willi, that result in severe intellectual disability and moderate to severe physical disabilities.

  •
  2015—Constellation Cloud-Based Software. Constellation software allows laboratory customers to gain access through the cloud to the same algorithms and bioinformatics that we use in our own laboratory. This allows laboratory customers to validate and launch tests based on our technology, including NIPT.

        In the year ended December 31, 2014, we processed substantially all of our tests in our laboratory certified under the Clinical Laboratory Improvement Amendments of 1988, or CLIA, in San Carlos, California. During the three months ended March 31, 2015, we accessioned greater than 64,000 tests, including greater than 55,000 Panorama tests. In 2014, we accessioned greater than 215,000 tests, including greater than 185,000 Panorama tests. In 2013, we accessioned greater than 85,000 tests, including greater than 65,000 Panorama tests. A test is accessioned when we receive the test, the relevant information about the test is entered into our computer system and the test sample is routed into the appropriate sample flow. Our customers include independent laboratories, national and regional reference laboratories, medical centers and physician practices. We market and sell our tests both through our sales force and those of our laboratory distributors. We bill clinics, laboratory distribution partners, patients and insurance payers for the tests we perform. In cases where we bill laboratory distribution partners, our partners in turn bill clinics, patients and insurance payers. Insurers reimburse for NIPT procedures in high-risk pregnancies based on positive coverage decisions, which means that the insurer has determined that NIPT in general is medically necessary for this category of patient. In the United States, the payers with positive NIPT coverage decisions include UnitedHealthcare, AETNA, Anthem, Humana and CIGNA. We and our laboratory partners have in-network contracts with insurance providers that account for over 140 million covered lives in the United States. A "covered life" means a subscriber, or a dependent of a subscriber, who is insured under an insurance policy with the insurance carrier identified. The number of covered lives represented by insurers that have positive coverage decisions or with which we or our laboratory partners have a contract provides a measure of our access to the healthcare market. Although our target market for NIPT is a much smaller subset of the total number of covered lives because it excludes subscribers for whom our NIPT would not be performed, such as men, children and post-menopausal women, we believe the number of U.S. covered lives for whom we have access under contract represents an important indicator of our access to the total available market for our products. Insurers also reimburse for our products through out-of-network claims submission processes where we do not have a contract with that insurer.

        The principal focus of our commercial operations currently is to distribute molecular diagnostic tests through both our direct sales force and laboratory partners, and the number of tests that we accession is a key indicator that we use to assess our business. We accessioned over 64,000 tests for the three months ended March 31, 2015, compared to 44,000 tests for the three months ended March 31, 2014. We accessioned over 215,000 tests for the year ended December 31, 2014 compared to 85,000 in the year ended December 31, 2013. This increase in volume is primarily due to the commercial growth of our Panorama test. We significantly increased the number of our domestic sales specialists in the third and fourth quarters of 2014 in an effort to increase the number of tests distributed through our direct sales force. The percent of our revenues attributable to our U.S. direct sales force for the year ended December 31, 2014 was 59%, up from 45% for the year ended December 31, 2013. The percent of our revenues attributable to U.S. laboratory partners for the year ended December 31, 2014 was 26%, down from 42% for the year ended December 31, 2013. The percent of our revenues attributable to international laboratory partners and other international sales for the year ended December 31, 2014 was 14%, up from 13% for the year ended December 31, 2013. The percent of our revenues attributable to our U.S. direct sales force for the three months ended March 31, 2015 was 80%, up from 39% for the three months ended March 31, 2014. The percent of our revenues attributable to U.S. laboratory partners for the three months ended March 31, 2015 was 6%, down from 46% for the three months ended March 31, 2014. The percent of our revenues attributable to international laboratory partners and other international sales for the three months ended March 31, 2015 was 14%, down from 15% for the three months ended March 31, 2014. Our ability to increase our revenues and gross profit will depend on our ability to further penetrate the U.S. market with our direct sales force.

        In addition to distributing molecular diagnostic tests, we seek to establish licensing arrangements with laboratory partners related to the use of our molecular and bioinformatics capabilities. In February 2014, we entered into a licensing and service arrangement with DNA Diagnostics Center, Inc., to enable the development of a non-invasive prenatal paternity test based on our proprietary technology. We have recognized $1.1 million and $0.5 million in revenues from the arrangement during the year ended December 31, 2014 and three months ended March 31, 2015, respectively. The arrangement commenced in the second quarter of 2014. We have begun to introduce a cloud-based distribution model, allowing certain U.S. and international laboratory partners through a license to our technology, to develop and run our molecular processes in the partners' laboratories and then have the resulting raw sequenced genetic data analyzed by our proprietary algorithm that we host in the cloud. This model will result in lower revenues and gross profit per test than in cases where we process a test ourselves.

        Our revenues increased from $55.2 million in the year ended December 31, 2013 to $159.3 million in the year ended December 31, 2014, and from $27.3 million in the three months ended March 31, 2014 to $47.4 million in the three months ended March 31, 2015. We generate revenues primarily from the sale of Panorama, which we commercially launched in 2013. Panorama revenues accounted for $30.9 million, or 56%, of our 2013 revenues, $116.1 million, or 73% of our 2014 revenues and $34.8 million, or 73% of our revenues for the three months ended March 31, 2015. Sales to Quest, Progenity, DNA Diagnostics Center, Inc. and Bio-Reference Laboratory, Inc., our largest laboratory distribution partners, represented 16%, 12%, 5% and 5% of our 2013 revenues, respectively. Sales to Quest and Progenity represented a combined 51% of our 2013 revenues generated from Panorama. Sales to Quest, Bio-Reference and Progenity represented 10%, 6% and 5% of our revenues in 2014, respectively. Sales to Quest, Bio-Reference and Progenity represented a combined 27% of our revenues in 2014 generated from Panorama. Progenity terminated its agreement with us in the second quarter of 2014 and no longer distributes our NIPT. Quest terminated its agreement with us in the third quarter of 2014 and no longer distributes our NIPT. Revenues from customers outside the United States were $6.9 million and $22.8 million for the years ended December 31, 2013 and 2014, respectively and were $4.1 million and $6.6 million for the three months ended March 31, 2014 and 2015, respectively. All of our revenues have been denominated in U.S. dollars, but we expect to begin receiving foreign currency in 2015, primarily denominated in Euros. For both the year ended December 31, 2014 and three months ended March 31, 2015, approximately 14% of our revenues were generated in international markets.

        Our net losses for the years ended December 31, 2013 and 2014 were $37.1 million and $5.2 million, respectively. This included non-cash interest expense related to our convertible promissory notes issued in 2011 and 2012, or our Series C and Series D Convertible Notes, of $7.9 million and nil for the years ended December 31, 2013 and 2014, respectively, and non-cash stock compensation expense of $1.7 million and $5.2 million, for the years ended December 31, 2013 and 2014, respectively. As of December 31, 2014, we had an accumulated deficit of $179.8 million.

        Our net losses for the three months ended March 31, 2014 and 2015 were $9.6 million and $10.0 million, respectively. This included non-cash stock compensation expense of $2.6 million and $1.1 million for the three months ended March 31, 2014 and 2015, respectively. As of March 31, 2015, we had an accumulated deficit of $189.8 million.

Components of the Results of Operations

Revenues

        We generate revenues from the sale of our genetic tests, primarily from the sale of our NIPT, Panorama. We assess whether the fee is fixed or determinable based on the nature of the fee charged for the services delivered and existing contractual arrangements. For tests performed where an agreed upon reimbursement rate or fixed fee and a predictable history or likelihood of collections exists, we recognize revenues upon delivery of a report to the prescribing physician or clinic based on the established billing rate less contractual and other adjustments, such as an allowance for doubtful accounts, to arrive at the amount that we expect to collect. In all other situations, as we do not have a fixed or determinable price, a sufficient history of collection or we are not able to determine the price for our test, we recognize revenue when cash is received.

        We have two significant distribution channels: direct sales and through our laboratory partners. In cases where we promote our tests through our direct sales force, we generally bill directly to a patient, clinic or insurance carrier, or a combination of the insurance carrier and patient for the fees. We do not maintain an account receivable balance in our financial statements for outstanding billing to the insurance payers because we cannot determine the collectable portion of the billings until cash is received.

        In cases where we sell our tests through our laboratory partners, the majority of our laboratory partners bill the patient, clinic or insurance carrier for the performance of our tests, and we are entitled to either a fixed price per test or a percentage of their collections. For tests sold through a limited number of our laboratory partners, we bill directly to a patient, clinic or insurance carrier, or a combination of the insurance carrier and patient for the fees.

        Revenues recognized on a cash basis represented 45%, 67% and 82% of our revenues for the years ended December 31, 2013 and 2014 and for the three months ended March 31, 2015, respectively. As of June 20, 2015, we have 11 licensing and service arrangements with laboratories under our cloud-based distribution model. For the three months ended March 31, 2015, we recognized revenue from only one such arrangement.

        The fixed fees identified in contracts with laboratory partners change only if a pricing amendment is agreed upon between both parties. For cases in which there is no fixed price established with a laboratory partner, we then recognize revenues from partner distributed tests on a cash basis.

        Our ability to increase our revenues will depend on our ability to further penetrate the domestic and international markets and, in particular generate sales through our direct sales force, offer additional tests, obtain reimbursement from additional third-party payers and increase our reimbursement rate for tests performed. However, as we enter into additional in-network contracts with insurance providers, we anticipate our average reimbursement per test will decrease.

Cost of Product Revenues

        The components of our cost of product revenues are materials and service costs, personnel costs, including stock-based compensation expense, equipment and infrastructure expenses associated with testing samples, shipping charges to transport samples, third-party test fees, and allocated overhead including rent, information technology costs, equipment depreciation and utilities. Costs associated with performing tests are recorded when the test is processed regardless of whether and when revenues are recognized with respect to that test. As a result, our cost of product revenues as a percentage of revenues may vary significantly from period to period because we do not recognize all revenues in the period in which the associated costs are incurred. We expect cost of product revenues in absolute dollars to increase as the number of tests we perform increases. However, we expect that the cost per test will decrease over time due to the efficiencies we expect to gain as test volume increases and from automation and other cost reduction initiatives. In addition, to the extent we are successful in having new or existing customers adopt our cloud-based distribution model, our revenues per test will decrease and our cost of product revenues per test will also decrease.

Research and Development

        Research and development expenses include costs incurred to develop our technology, collect clinical samples and conduct clinical studies to develop and support our products. These costs consist of personnel costs, including stock-based compensation expense, prototype materials, laboratory supplies, consulting costs, regulatory costs, electronic medical record set up costs, costs associated with setting up and conducting clinical studies at domestic and international sites and allocated overhead, including rent, information technology, equipment depreciation and utilities. We expense all research and development costs in the periods in which they are incurred. We expect our research and development expenses will increase in absolute dollars in future periods as we continue to invest in research and development activities related to developing additional products. In the near term we will continue to grow research and development expenses in support of Panorama and other new products and programs, including the application of our proprietary technologies for cancer and other disease detection.

Selling, General and Administrative

        Selling, general and administrative expenses include executive, selling and marketing, legal, finance and accounting, human resources, billing and client services. These expenses consist of personnel costs, including stock-based compensation expense, direct marketing expenses, audit and legal expenses, consulting costs, education seminars, payer outreach programs and allocated overhead, including rent, information technology, equipment depreciation, and utilities. In the near term, we expect selling, general and administrative expenses will increase driven by the costs of hiring additional sales personnel associated with further penetrating the domestic and international market, and marketing and education expenses to drive market penetration and reimbursement. We also expect selling, general and administrative expenses to increase as a result of becoming a public company. These expenses are related to compliance with the rules and regulations of the Securities and Exchange Commission and the Nasdaq Global Market, additional insurance expenses, investor relations activities and other administrative and professional services. We also expect our selling, general and administrative expenses will increase in absolute dollars as we expand our billing and client services functions.

Interest Expense

        Interest expense is attributable to borrowing under our senior secured term loan and our equipment financing facility. We also recognize revenue-based royalties to the lender associated with our senior secured term loan as part of interest expense.

Interest Expense from Accretion of Convertible Notes

        We recognized non-cash interest on our Series C and Series D Convertible Notes in 2012 and 2013. The conversion of our Series C and Series D Convertible Notes into Series C and Series D preferred stock took place in February 2013 and accordingly we do not expect to recognize non-cash interest related to these convertible notes in future periods.

Interest (Expense) Benefit from Changes in the Fair Value of Long-Term Debt

        Interest expense also arises from changes in the fair value associated with our senior secured term loan.

Interest Income and Other (Expense), Net

        Interest income is from interest earned on our cash and cash equivalents and other expense relates to the changes in the fair value associated with our warrants.

Critical Accounting Policies

        Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles, or GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions about future events that affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. These estimates and assumptions are based on management's best estimates and judgment. Management regularly evaluates its estimates and assumptions using historical experience and other factors; however, actual results could differ materially from these estimates and could have an adverse effect on our financial statements. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

Revenue Recognition

        We consider our services rendered when we deliver reports of our test results. When we have contracted a fixed or determinable price for our services and when collectability of revenues is reasonably assured, we recognize revenues upon delivery of test reports which include contractual and other adjustments, such as an allowance for doubtful accounts, to arrive at the amount that we expect to collect. The fixed fees identified in contracts change only if a pricing amendment is agreed upon between the parties. For cases in which there is no price established, we recognize revenues on a cash basis. In all other situations, as we do not have a sufficient history of collection and are not able to determine a predictable pattern of payment, we recognize revenues when cash is received.

        Certain of our arrangements include multiple deliverables. For revenue arrangements with multiple deliverables, we evaluate each deliverable to determine whether it qualifies as a separate unit of accounting. This determination is based on whether the deliverable has "stand-alone value" to the customer and whether a general right of return exists. The consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the relative selling price of each deliverable. The consideration allocated to each unit of accounting is recognized as the related goods or services are delivered, limited to the consideration that is not contingent upon future deliverables. We use judgment in identifying the deliverables in our arrangements, assessing whether each deliverable is a separate unit of accounting, and in determining the best estimate of selling price for certain deliverables. We also use judgment in determining the period over which the deliverables are recognized in certain of our arrangements. Any amounts received that do not meet the criteria for revenue recognition are recorded as deferred revenue until such criteria are met.

        For the year ended December 31, 2014 and the three months ended March 31, 2015, we had one licensing and service arrangement with laboratories under our cloud-based distribution model. As of June 20, 2015, we have 11 such signed licensing and service arrangements with partners, of which only one partner has begun commercializing products using this model. For the three months ended March 31, 2015, we recognized revenue from only one such arrangement. We receive royalty revenue through the licensing of our proprietary technology pursuant to one such arrangement. Royalty revenues are derived from licensing and service agreements which are recognized when earned under the terms of the related agreements and are included in Other Revenues in the statements of operations. We are not currently recognizing revenues from our other licensing and service arrangements.

Income Taxes

        We file U.S. federal income tax returns and tax returns in various states. To date, we have not been audited by the Internal Revenue Service or any state income tax authority. We have not recorded any U.S. federal income tax expense for the years ended December 31, 2013 and 2014, due to our history of operating losses.

        As of December 31, 2014, our gross deferred tax assets were $27.5 million, for which we established a full valuation allowance. The deferred tax assets were primarily comprised of federal and state tax net operating losses, or NOLs, and tax credit carryforwards. As of December 31, 2014, we had federal and state NOLs carryforwards of approximately $57.9 million and $40.8 million, respectively, which begin to expire in 2027 and 2017, respectively, if not utilized. The deferred tax assets related to NOLs do not include excess tax benefits from employee stock option exercises. We also had federal research and development credit carryforwards of approximately $2.5 million, which begin to expire in 2027, and state research and development credit carryforwards of approximately $2.0 million, which can be carried forward indefinitely.

        We are required to reduce our deferred tax assets by a valuation allowance if it is more likely than not that some or all of our deferred tax assets will not be realized. We must use judgment in assessing the potential need for a valuation allowance, which requires an evaluation of both negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. In determining the need for and amount of our valuation allowance, if any, we assess the likelihood that we will be able to recover our deferred tax assets using historical levels of income, estimates of future income and tax planning strategies. As a result of historical cumulative losses and, based on all available evidence, we believe it is more likely than not that our recorded net deferred tax assets will not be realized. Accordingly, we recorded a valuation allowance against all of our net deferred tax assets as of December 31, 2014. We will continue to maintain a full valuation allowance on our deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of this allowance.

        Federal and California tax laws impose substantial restrictions on the utilization of NOLs and credit carryforwards in the event of an "ownership change" for tax purpose, as defined in Section 382 of the Internal Revenue Code. Accordingly, our ability to utilize these carryforwards may be limited as the result of such ownership change. Such a limitation could restrict the use of the NOLs in future years and possibly a reduction of the NOLs available.

        We are subject to U.S. federal income taxes and to income taxes in various states in the United States. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations, and require significant judgment to apply. We are no longer subject to U.S. federal, state, and local tax examinations by tax authorities for tax years before 2010. We are subject to U.S. federal, state and local tax examinations by tax authorities for all prior tax years since incorporation.

        As of December 31, 2014, the balance of gross uncertain tax benefits was $1.4 million. In 2014, the balance of gross uncertain tax benefits increased $0.5 million related to current year research credits claimed. The reversal of the uncertain tax benefits will not affect our effective tax rate to the extent that we continue to maintain a full valuation allowance against our deferred tax assets. We do not anticipate significant changes to our current uncertain tax positions through December 31, 2015. We recognize any interest and/or penalties related to income tax matters as a component of income tax expense. As of December 31, 2014, there were no accrued interest and penalties related to uncertain tax positions.

Fair Value Measurements

        Our financial assets and liabilities carried at fair value comprise investments in money market funds and liabilities for preferred stock warrants and our senior secured term loan. The fair value accounting guidance requires that assets and liabilities carried at fair value be classified in one of the following three categories:

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  Level I: Quoted prices in active markets for identical assets and liabilities that we have the ability to access;

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  Level II: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices, interest rates, and yield curves; or

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  Level III: Inputs that are unobservable data points that are not corroborated by market data.

This hierarchy requires that we use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value—Senior Secured Term Loan

        We have elected to account for our senior secured term loan at fair value. The fair value of this liability represents a term loan, royalty interest, and a delayed draw loan that is based upon the achievement of certain revenues targets over the life of the contract. The fair value of the liability is determined using Level III inputs such as discounted cash-flow methodology, a Monte Carlo Simulation model for projected revenues, and the Longstaff-Schwartz model for royalty payments with significant inputs that include discount rate, projected revenues, projected royalty payments and percentage probability of occurrence for projected revenues and royalty payments. A significantly different fair value measurement could result from the following: a significant change in projected revenues in isolation, a significant change in the timing of the delayed draw loan, a significant change in the discount rate in isolation, or changes in the probability of occurrence between the outcomes in isolation.

Stock-Based Compensation

        We have included stock-based compensation as part of our cost of product revenues and our operating expenses in our statements of operations as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
	(In thousands)
Cost of product revenues	$62	$291	$69	$83
Research and development	616	1,593	1,053	261
Selling, general and administrative	979	3,273	1,488	803

Total	$1,657	$5,157	$2,610	$1,147

        Stock-based compensation related to stock options granted to our employees and non-employees is measured at the grant date based on the fair value of the award. The fair value is recognized as expense over the requisite service period, which is generally the vesting period of the respective awards. No compensation cost is recognized on stock options for employees and non-employees who do not render the requisite service and therefore forfeit their rights to the stock options. We use the Black-Scholes option-pricing model to estimate the fair value of our stock options. We account for stock options issued to non-employees based on the estimated fair value of the awards using the Black-Scholes option-pricing model. The measurement of stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest, and the resulting change in value, if any, is recognized in our statements of operations during the period that the related services are rendered.

        In April 2012, our board of directors modified the terms of certain stock option awards that were fully vested to reset the vesting schedule for these awards to vest over the subsequent seven years and extend the expiration of our repurchase right on these shares through May 1, 2019. In the event of an initial public offering of our common stock, the remainder of the unvested shares will become fully vested. The board of directors did not change the exercise price of the awards. We will recognize approximately $2.8 million in additional stock-based compensation over the extended vesting period of seven years, or through the earlier date of our initial public offering. We have recognized $0.1 million of such stock-based compensation expense for each of the three-month periods ended March 31, 2014 and 2015. As of March 31, 2015, $1.6 million of stock-based compensation related to these modifications remained unrecognized.

        The Black-Scholes option-pricing model requires the input of our expected stock price volatility, the expected life of the awards, a risk-free interest rate, and expected dividends. Determining these assumptions requires significant judgment. The expected term was based on the simplified method and where we did not qualify to use the simplified method, we used the lattice model, and the volatility rate was based on that of publicly traded companies in the DNA sequencing, diagnostics or personalized medicine industries. When selecting the public companies in these industries to be used in the volatility calculation, companies were selected with characteristics believed to be comparable to us, including enterprise value and financial leverage. Companies were also selected with historical share price volatility sufficient to meet the expected life of the stock options. The historical volatility data was computed using the daily closing prices for the selected companies' shares during the equivalent period of the calculated expected term of the stock options. The expected life of the non-employee option grants was based on their remaining contractual life at the measurement date. The risk-free interest rate assumption was based on U.S. Treasury instruments with maturities that were consistent with the option's expected life. The expected dividend assumption was based on our history and expectation of no dividends. Our assumptions are as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
Expected term (years)	6.0	4.91—7.06	5.4—6.3	5.6—5.7
Expected volatility	63.7%—85.7%	73.35%—87.03%	84.4%—87.0%	72.6%—73.0%
Expected dividend rate	0%	0%	0%	0%
Risk-free interest rate	0.44%—2.86%	1.65%—2.04%	1.65%—1.94%	1.56%—1.58%
  •
  Expected term.    The expected term of options represents the period of time that options are expected to be outstanding. Our historical stock option exercise experience does not provide a reasonable basis upon which to estimate an expected term due to a lack of sufficient data. For granted "at-the-money" stock options, which are options granted at fair market value, we estimate the expected term by using the simplified method permitted by the Securities and Exchange Commission. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options. For stock options that are not granted "at-the-money," we use the binomial lattice model to calculate the expected term. The binomial lattice model is a model for determining the expected term by utilizing a range of possible future outcomes.

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  Expected volatility.    As our common stock has never been publicly traded, the expected volatility is derived from the average historical volatilities of publicly traded companies within our industry that we consider to be comparable to our business over a period approximately equal to the expected term.

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  Expected dividend.    The expected dividend is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.

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  Risk-free interest rate.    The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term.

        In addition to the assumptions used in the Black-Scholes option-pricing model, we also estimate a forfeiture rate to calculate the stock-based compensation for our equity awards. We will continue to use judgment in evaluating the expected volatility, expected terms and forfeiture rates utilized for our stock-based compensation calculations on a prospective basis.

        There is a high degree of subjectivity involved when using option-pricing models to estimate stock-based compensation. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of stock-based awards is determined using an option-pricing model, that value may not be indicative of the fair value that would be observed in a market transaction between a willing buyer and willing seller. If factors change and we employ different assumptions when valuing our stock options, the compensation expense that we record in the future may differ significantly from what we have historically reported.

Determination of the Fair Value of Common Stock

        We have been a privately held company with no active public market for our common stock. Therefore, our board of directors, with the assistance and upon the recommendation of management and based upon independent third party valuations, has for financial reporting purposes periodically determined the estimated per share fair value of our common stock at various dates using contemporaneous valuations consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, also known as the Practice Aid. Generally, we performed these valuations on a quarterly basis during the years ended December 31, 2013 and 2014 and as of March 31, 2015. In conducting these valuations, our board of directors considered the objective and subjective factors that it believed to be relevant in each valuation conducted, including management's best estimate of our business condition, prospects, and operating performance at each valuation date. Within the valuations performed by our board of directors, a range of factors, assumptions, and methodologies were used. The significant factors included:

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  the fact that we are a privately held company with illiquid securities;

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  our stage of product commercialization;

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  the illiquidity of the common stock underlying stock options;

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  the likelihood of achieving a liquidity event for shares of our common stock, such as an initial public offering, given prevailing market conditions;

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  our historical operating results;

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  conditions in our industry and the economy in general;

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  valuations of comparable public companies;

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  our discounted future cash flows, based on our projected operating results; and

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  our capital structure, including the prices at which we sold our preferred stock and the rights and preferences of our various classes of equity and our outstanding debt.

        The dates of our valuations have not always coincided with the dates of our stock-based compensation grants. In such instances, our board of directors' estimates have been based on the most recent valuation of our shares of common stock and its assessment of additional objective and subjective factors it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant.

        There are significant judgments and estimates inherent in these valuations. These judgments and estimates include assumptions regarding our future operating performance, stage of commercial growth, reimbursement from commercial third-party payers and government payers, the timing of a potential initial public offering or other liquidity event, and the determination of the appropriate valuation method at each valuation date. If we had made different assumptions, our stock-based compensation expense and net loss applicable to common stockholders could have been significantly different.

        The following table summarizes by grant date the number of shares of common stock subject to stock options granted from January 2013 through the date of this prospectus, as well as the associated per share exercise price and the per share estimated fair value of the underlying common stock.

Grant Date	Number of Shares	Exercise Price Per Share	Common Stock Value Per Share on Grant Date
4/18/2013	498,917	$1.3855	$1.39
5/16/2013	103,673	1.3855	1.39
2/25/2014	2,471,617	2.6569	3.02
2/25/2014	46,011	2.9177	3.02
9/18/2014	1,422,805	3.7816	5.40
12/10/2014	768,704	5.3953	7.45
3/26/2015	1,054,974	7.4491	9.37
6/18/2015	409,975	12.8501	12.8501

        Based upon an assumed initial public offering price of $16.00 per share, the midpoint of the estimated price range set forth on the cover of this prospectus, the intrinsic value of all outstanding options as of March 31, 2015 would have been $122.9 million of which approximately $67.6 million related to vested options and approximately $55.3 million related to unvested options.

        Our board of directors estimated our enterprise value as of the various valuation dates using a market approach and an income approach, which are acceptable valuation methods in accordance with the Practice Aid. Under the market approach, enterprise value can be estimated by evaluating recent arm's length transactions involving the sale of our preferred stock to investors and by comparisons to similar publicly traded companies. Under the income approach, enterprise value can be estimated using the discounted cash flow method. Additionally, each valuation reflects a marketability discount, resulting from the illiquidity of our common stock.

        As provided in the Practice Aid, there are several approaches for allocating enterprise value of a privately held company among the securities held in a complex capital structure. The possible methodologies include the probability-weighted expected return method, or PWERM, the option-pricing method, or OPM, the current-value method, or a hybrid of the PWERM and the OPM, which we refer to as the hybrid method. Under the PWERM, shares are valued based upon the probability-weighted present value of expected future returns, considering various future outcomes available to us, as well as the rights of each share class. The OPM treats common stock and preferred stock as call options on the enterprise's value. The exercise prices associated with these call options vary according to the liquidation preference of the preferred stock, the preferred stock conversion price, the exercise prices of common stock options, and other features of a company's equity capital structure. The OPM uses the Black-Scholes option-pricing model to price the call options. This model defines the securities' fair values as functions of the current fair value of a company and uses assumptions, such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities. The current-value method, which is generally only used for early stage companies, is based on first determining enterprise value using a market, income or asset-based approach, and then allocating that value to the preferred stock based on its liquidation preference or conversion value, whichever would be greater. For each of the valuations referred to above, we used the OPM to establish estimated fair value.

        After the completion of this offering, we expect to use the market closing price for our common stock as reported on the Nasdaq Global Market to determine the fair value of our common stock.

Results of Operations

Comparison of Three Months Ended March 31, 2014 and 2015

	Three Months Ended March 31,
	2014	2015	Variance	% Change
	(In thousands, except percentages)
Revenues:
Product revenues	$27,209	$46,899	$19,690	72.4%
Other revenues	86	536	450	523.3

Total revenues	27,295	47,435	20,140	73.8

Cost and expenses:
Cost of product revenues	15,900	24,843	8,943	56.2
Research and development	4,298	5,630	1,332	31.0
Selling, general and administrative	14,379	23,239	8,860	61.6

Total cost and expenses	34,577	53,712	19,135	55.3

Loss from operations	(7,282)	(6,277)	1,005	(13.8)
Interest expense	(809)	(1,010)	(201)	24.8
Interest expense benefit from changes in the fair value of long-term debt	(806)	(1,800)	(994)	123.3
Interest income and other (expense), net	(719)	(917)	(198)	27.5

Net loss	$(9,616)	$(10,004)	$(388)	4.0%

Revenues

        Revenues increased $20.1 million, or 73.8%, from the three months ended March 31, 2014 to the three months ended March 31, 2015 primarily due to increased sales of Panorama. Revenues from Panorama increased $15.3 million and revenues from all other products increased $4.8 million during the three months ended March 31, 2015 compared to the three months ended March 31, 2014.

        During the three months ended March 31, 2015, we accessioned greater than 64,000 tests, including greater than 55,000 Panorama tests. We recognized revenue on greater than 34,000 tests, including greater than 28,000 Panorama tests, in the three months ended March 31, 2015. 56% percent of the 34,000 tests and 57% of the 28,000 Panorama tests were accessioned in the three months ended March 31, 2015, and the remainder were accessioned in prior periods. During the three months ended March 31, 2014, we accessioned greater than 44,000 tests, including greater than 38,000 Panorama tests. We recognized revenue on greater than 33,000 tests, including greater than 28,000 Panorama tests, in the three months ended March 31, 2014. 74% percent of the 33,000 tests and 78% of the 28,000 Panorama tests were accessioned in the three months ended March 31, 2014, and the remainder were accessioned in prior periods. The number of tests we accession in a given period differs from the number of tests on which we recognize revenue in that period because: for certain tests we recognize revenue upon cash receipt, which may occur a number of months after the test is accessioned; and in some cases, we do not ultimately receive reimbursement or payment for tests we accession. The vast majority of tests distributed through our direct sales force are billed to insurance payers and revenue is predominantly recognized on a cash basis as price is not fixed and determinable and collection is not reasonably assured. The decrease in the percentage of tests that are both accessioned and recognized as revenue within the same quarter in the three months ended March 31, 2015 compared to the three months ended March 31, 2014 is related to a greater percentage of tests distributed through our direct sales force in the three months ended March 31, 2015 versus the three months ended March 31, 2014.

        Revenues from customers outside the United States were $4.1 million and $6.6 million for the three months ended March 31, 2014 and 2015, respectively.

Cost of product revenues

        Cost of product revenues increased $8.9 million, or 56.2%, from the three months ended March 31, 2014 to the three months ended March 31, 2015 primarily due to an increase in the volume of tests performed in the quarter combined with an increase in material and personnel costs, which are directly related to the growth in Panorama tests performed in the three months ended March 31, 2014 and the three months ended March 31, 2015. Panorama test costs on average are lower than our other products. Because Panorama represented a relatively large proportion of the total units accessioned in the three months ended March 31, 2015, average costs per unit decreased in the period. As a percentage of revenues, cost of product revenues declined from 58.3% for the three months ended March 31, 2014 to 52.4% for the three months ended March 31, 2015. Sequentially, however, cost of product revenues as a percentage of revenues increased from 45.4% for the three months ended December 31, 2014 to 52.4% for the three months ended March 31, 2015 due to reduced average reimbursement for our Panorama test relating to new Current Procedure Terminology, or CPT, codes coming into effect in January 2015 and to our incurring costs for tests accessioned in advance of recognition of related revenue.

Research and development

        Research and development expenses increased $1.3 million, or 31.0%, from the three months ended March 31, 2014 to the three months ended March 31, 2015. The increase in research and development expenses was primarily attributable to a $0.3 million increase in salaries and personnel-related costs associated with an increase in research and development headcount as well as a $0.2 million increase in outside services costs, a $0.6 million increase in laboratory expenses, and a $0.2 million increase in office, facilities and other expenses. We expect our research and development expenses will increase in absolute dollars in future periods as we continue to invest in research and development activities related to developing additional products. In the near term we will continue to grow research and development expenses in support of Panorama and other new products and programs, including the application of our proprietary technologies for cancer and other disease detection.

Selling, general and administrative

        Selling, general and administrative expenses increased $8.9 million, or 61.6%, from the three months ended March 31, 2014 to the three months ended March 31, 2015. The increase in selling, general and administrative expenses was primarily attributable to a $6.5 million increase in salaries and personnel-related costs associated with an increase in general and administrative personnel to support our growth in sales personnel related to our direct sales model. Selling, general and administrative expenses reflects the net addition of 224 employees from March 31, 2014 to March 31, 2015. In addition, we experienced a $0.5 million increase in travel expenses and $0.6 million increase in outside services costs, primary related to legal fees. Office expenses increased $0.3 million, facilities expenses increased $0.3 million, marketing expenses increased $0.3 million and administrative and other expenses increased $0.4 million. As we continue to expand our direct sales force, we expect our selling, general and administrative expenses to continue to increase.

Interest expense

        Interest expense increased $0.2 million, from the three months ended March 31, 2014 to the three months ended March 31, 2015 and was primarily comprised of interest expense related to the senior secured term loan and equipment financing facility.

Interest expense benefit from changes in the fair value of long-term debt

        Interest expense from changes in the fair value of long-term debt increased $1.0 million from the three months ended March 31, 2014 to the three months ended March 31, 2015 due to fair value measurement of the senior secured term loan for the period ended March 31, 2015. This term loan was entered into in April 2013.

Interest income and other (expense), net

        Interest income and other (expense), net increased $0.2 million from the three months ended March 31, 2014 to the three months ended March 31, 2015 and was primarily related to the fair value measurement of the outstanding warrants as of March 31, 2015.

Comparison of Years Ended December 31, 2013 and 2014

	Year Ended December 31,
	2013	2014	Variance	% Change
	(In thousands, except percentages)
Revenues:
Product revenues	$54,955	$157,308	$102,353	186.2%
Other revenues	216	1,981	1,765	817.1

Total Revenues	55,171	159,289	104,118	188.7

Cost and expenses:
Cost of product revenues	37,275	78,396	41,121	110.3
Research and development	11,550	17,292	5,742	49.7
Selling, general and administrative	31,614	62,936	31,322	99.1

Total cost and expenses	80,439	158,624	78,185	97.2

Income (loss) from operations	(25,268)	665	25,933	(102.6)
Interest expense	(1,873)	(4,219)	(2,346)	125.3
Interest expense from accretion of convertible notes	(7,901)	—	7,901	(100.0)
Interest (expense) benefit from changes in the fair value of long-term debt	(2,166)	118	2,284	(105.4)
Interest income and other (expense), net	98	(1,716)	(1,814)	(1,851)

Net loss	$(37,110)	$(5,152)	$31,958	(86.1)%

Revenues

        Revenues increased $104.1 million, or 188.7%, from the year ended December 31, 2013 to the year ended December 31, 2014 primarily due to increased sales of Panorama, which was launched in March 2013. Revenues from Panorama increased $85.2 million and revenues from all other products increased $18.9 million during the year ended December 31, 2014 compared to the year ended December 31, 2013.

        During the year ended December 31, 2014, we accessioned greater than 215,000 tests, including greater than 185,000 Panorama tests. We recognized revenue on greater than 138,000 tests, including greater than 121,000 Panorama tests, in the year ended December 31, 2014. Ninety-three percent of the 138,000 tests and 94% of the 121,000 Panorama tests were accessioned in the year ended December 31, 2014, and the remainder were accessioned in prior periods. During the year ended December 31, 2013, we accessioned greater than 85,000 tests, including greater than 65,000 Panorama tests. We recognized revenue on greater than 58,000 tests, including greater than 45,000 Panorama tests, in the year ended December 31, 2013. Ninety-seven percent of the 58,000 tests and 100% of the 45,000 Panorama tests were accessioned in the year ended December 31, 2013, and the remainder were accessioned in prior periods. The number of tests we accession in a given period differs from the number of tests on which we recognize revenue in that period because: for certain tests we recognize revenue upon cash receipt, which may occur a number of months after the test is accessioned; and in some cases, we do not ultimately receive reimbursement or payment for tests we accession. Our efforts to increase the number of tests distributed through our direct sales force in the third and fourth quarters of 2014 resulted in a higher average payment per test. The vast majority of tests distributed through our direct sales force are billed to insurance payers and revenue is predominantly recognized on a cash basis as price is not fixed and determinable and collection is not reasonably assured.

        Revenues from customers outside the United States were $6.9 million and $22.8 million for the years ended December 31, 2013 and 2014, respectively.

Cost of product revenues

        Cost of product revenues increased $41.1 million, or 110.3%, from the year ended December 31, 2013 to the year ended December 31, 2014 primarily due to an increase in material and personnel costs, which are directly related to the growth in Panorama tests performed in 2014. Panorama unit costs on average are lower than our other products. Because Panorama represented over 86% of the total units accessioned in the year ended December 31, 2014, average costs per unit decreased in the period. The cost of product revenues reflects the net addition of 39 employees from December 31, 2013 to December 31, 2014. As a percentage of revenues, cost of product revenues declined from 67.6% for the year ended December 31, 2013 to 49.2% for the year ended December 31, 2014.

Research and development

        Research and development expenses increased $5.7 million, or 49.7%, from the year ended December 31, 2013 to the year ended December 31, 2014. The increase in research and development expenses was primarily attributable to a $4.0 million increase in salaries and personnel-related costs associated with an increase in research and development personnel as well as a $0.7 million increase in outside services costs, primarily related to consulting fees, a $0.3 million increase in laboratory expenses, and a $0.7 million increase in office, facilities and other expenses. The increase in personnel-related costs included a $1.0 million increase in stock-based compensation expense. Research and development reflects the net addition of 13 employees from December 31, 2013 to December 31, 2014. We expect our research and development expenses will increase in absolute dollars in future periods as we continue to invest in research and development activities related to developing additional products. In the near term we will continue to grow research and development expenses in support of Panorama and other new products and programs, including the application of our proprietary technologies for cancer and other disease detection.

Selling, general and administrative

        Selling, general and administrative expenses increased $31.3 million, or 99.1%, from the year ended December 31, 2013 to the year ended December 31, 2014. The increase in selling, general and administrative expenses was primarily attributable to a $22.0 million increase in salaries and personnel-related costs associated with an increase in general and administrative personnel to support our growth in sales personnel related to our direct sales model. This includes a $2.3 million increase in stock-based compensation expense. Selling, general and administrative reflects the net addition of 115 employees from December 31, 2013 to December 31, 2014. In addition, we experienced a $2.5 million increase in expenses in our marketing, advertising and promotional event programs and travel primarily related to the expansion of marketing for Panorama. Travel expenses increased $3.1 million, administration and other expenses increased $1.4 million, office expenses increased $1.0 million, outside services increased $0.8 million, and facilities expenses increased $0.5 million. As we continue to expand our direct sales force, we expect our selling, general and administrative expenses to continue to increase.

Interest expense

        Interest expense increased $2.3 million, from the year ended December 31, 2013 to the year ended December 31, 2014 and was primarily comprised of interest expense related to the senior secured term loan and equipment financing facility.

Interest expense from accretion of convertible notes

        Interest expense from accretion of convertible notes decreased $7.9 million, or 100%, from the year ended December 31, 2013 to the year ended December 31, 2014 and was primarily comprised of interest from accretion of Series C and Series D Convertible Notes during the year ended December 31, 2013. These notes converted into preferred stock in February 2013.

Interest (expense) benefit from changes in the fair value of long-term debt

        Interest expense from changes in the fair value of long-term debt decreased $2.3 million from the year ended December 31, 2013 to the year ended December 31, 2014 due to fair value measurement of the senior secured term loan for the period ended December 31, 2014. This term loan was entered into in April 2013.

Interest income and other (expense), net

        Interest income and other (expense), net decreased $1.8 million from the year ended December 31, 2013 to the year ended December 31, 2014 and was primarily related to the fair value measurement of the outstanding warrants as of December 31, 2014.

Quarterly Results of Operations

        The following tables show our unaudited quarterly statements of operations data for each of our eight most recently completed quarters. This information has been derived from our unaudited financial statements, which, in the opinion of management, have been prepared on the same basis as our audited financial statements and include all adjustments, consisting of normal recurring adjustments and accruals, necessary for the fair presentation of the financial information for the quarters presented. Historical results are not necessarily indicative of the results to be expected in future periods, and operating results for a quarterly period are not necessarily indicative of the operating results for a full year. This information should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended
	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013	March 31, 2014	June 30, 2014	Sept. 30, 2014	Dec. 31, 2014	Mar. 31, 2015
	(In thousands)
Revenues:
Product revenues	$10,993	$16,145	$23,168	$27,209	$35,736	$45,804	$48,559	$46,899
Other revenues	70	74	72	86	100	470	1,325	536

Total revenues	11,063	16,219	23,240	27,295	35,836	46,274	49,884	47,435
Cost and expenses:
Cost of product revenues	8,941	9,525	12,759	15,900	19,014	20,820	22,662	24,843
Research and development	2,574	2,939	3,648	4,298	4,122	4,372	4,500	5,630
Selling, general and administrative	6,918	8,148	10,470	14,379	13,905	16,303	18,349	23,239

Total cost and expenses	18,433	20,612	26,877	34,577	37,041	41,495	45,511	53,712

Income (loss) from operations	(7,370)	(4,393)	(3,637)	(7,282)	(1,205)	4,779	4,373	(6,277)
Interest expense	(447)	(655)	(724)	(809)	(936)	(1,202)	(1,272)	(1,010)
Interest expense from accretion of convertible notes	—	—	—	—	—	—	—	—
Interest (expense) benefit from changes in the fair value of long-term debt	(1,251)	(487)	(428)	(806)	1,340	708	(1,124)	(1,800)
Interest income and other (expense), net	78	(13)	23	(719)	287	(561)	(723)	(917)

Net (loss) income	$(8,990)	$(5,548)	$(4,766)	$(9,616)	$(514)	$3,724	$1,254	$(10,004)

Quarterly Trends

        In general, our rapid growth of revenues is attributed to reimbursement from increased volumes of our Panorama, Horizon and Anora tests. In most of the quarters presented, we added sales and marketing personnel to our direct sales channel and added laboratory operations, research and development and administrative personnel to support our growth. The sequential decrease in revenue in the quarter ended

March 31, 2015 is mainly due to reduced average reimbursement for our Panorama test relating to new CPT codes coming into effect in January 2015 and to the delay in revenue recognition as we generally recognize a substantial portion of our revenue on a cash basis. The increase in net loss for the quarter ended March 31, 2015 compared to the last three quarters of 2014 is also due to our incurring additional compensation and commission expenses associated with increased headcount, particularly in sales and marketing personnel, in advance of such personnel becoming fully effective, as well as increased unrealized loss from changes in the fair value of long-term debt. Our historical results should not be considered a reliable indicator of our future results of operations.

Liquidity and Capital Resources

        We have incurred net losses since our inception. For the years ended December 31, 2013 and 2014 and the three months ended March 31, 2015, we had a net loss of $37.1 million, $5.2 million and $10.0 million, respectively, and we expect to incur additional losses in future periods. As of March 31, 2015, we had an accumulated deficit of $189.8 million.

        To date, we have funded our operations primarily with the net proceeds from sales of our preferred stock and convertible promissory notes, borrowings under our senior secured term loan arrangement with ROS Acquisition Offshore LP, or ROS, our credit facilities with a commercial bank and revenues from operations. We also received $5.7 million of grant income from the National Institutes of Health. As of March 31, 2015, we had $80.3 million of cash and cash equivalents and $1.3 million of restricted cash.

Series F Financing

        In November and December 2014, we received approximately $55.5 million in the aggregate from our sale of approximately 4.3 million shares of Series F convertible preferred stock.

Senior Secured Term Loan

        In April 2013, we entered into a senior secured term loan arrangement with ROS, which we refer to as the Secured Loan Arrangement. The Secured Loan Arrangement consists of a term loan, or Credit Agreement, a warrant to purchase shares of common stock and an agreement to pay royalties on our revenues, or Royalty Agreement. The Credit Agreement, as amended on June 6, 2014, consisted of up to $40.0 million in aggregate borrowing capacity, of which we borrowed $20.0 million. We did not use the remaining borrowing capacity of $20.0 million which expired on December 31, 2014.

        Our borrowings under the Credit Agreement accrue interest at a rate equal to 8% plus the greater of LIBOR or 1%. We are required to pay the accrued interest on the last day of each fiscal quarter and the full principal amount of the borrowings is due at maturity in April 2019. We may, at our option, prepay the borrowings by paying ROS a prepayment premium equivalent to ten percent of the outstanding principal. Repayment of the borrowings does not eliminate our royalty payment obligations under the Royalty Agreement, which expires no later than April 2023.

        Our obligations under the Credit Agreement are secured by substantially all of our assets, including our intellectual property. The Credit Agreement contains conditions to borrowing, events of default, and covenants, including covenants limiting our ability to dispose of assets, undergo a change in control, merge with or acquire other entities, incur debt, incur liens, pay dividends or other distributions to holders of our capital stock, repurchase stock and make investments, in each case subject to certain exceptions. The Credit Agreement also includes financial covenants requiring us to maintain minimum liquidity and revenue thresholds. During the continuance of an event of default, ROS may accelerate the repayment of amounts outstanding, terminate the term loans and foreclose on all collateral. As of March 31, 2015, we were in compliance with all covenants under the terms of the Credit Agreement.

        In connection with the Credit Agreement, we entered into a Royalty Agreement with ROS, which we amended on June 6, 2014 and which expires no later than April 2023. Under the Royalty Agreement, we are required to make a royalty payment of 1% of fiscal year revenues of up to $50.0 million and 1.5% of fiscal year incremental revenues above $50.0 million.

        In addition, in connection with the Credit Agreement, we issued a warrant to ROS to purchase 376,691 shares of common stock with an exercise price of $2.3229 per share. The warrant expires in April 2023.

Equipment Financing Facility

        In November 2011, we entered into a loan and security agreement with Comerica Bank. We amended this agreement in January 2012, May 2012, January 2013, April 2013 and most recently in December 2014, or the Fifth Amendment. The loan and security agreement, as amended, or the Equipment Financing Facility, allowed us to borrow $5.9 million to fund equipment purchases. We will pay interest on the unpaid principal at the financial institution's prime rate plus 3.10%, which equaled 6.35% upon closing of the agreement. The loan will mature on May 31, 2017. We are required to make 30 payments of principal and interest through the maturity of loan.

        We may, at our option, prepay the borrowings prior to December 2016 by paying Comerica a prepayment premium equivalent to one percent of the outstanding principal amount.

        Our obligations under the Equipment Financing Facility are secured by a first lien on specified equipment. The Equipment Financing Facility contains conditions to borrowing, events of default, and covenants, including covenants limiting our ability to dispose of assets, including our intellectual property, undergo a change in control and merge with or acquire other entities, in each case subject to certain exceptions. During the continuance of an event of default, Comerica may accelerate the repayment of amounts outstanding, terminate the credit extensions and foreclose on all collateral. As of March 31, 2015, we were in compliance with all material covenants under the terms of the Equipment Financing Facility.

        Upon satisfying all of our obligations under our arrangement with ROS, including the Credit Agreement and the Royalty Agreement, our obligations under the Equipment Financing Facility will be secured by substantially all of our assets, including our intellectual property.

Cash Flows

        Our primary uses of cash are to fund our operations as we continue to grow our business. We expect to continue to incur operating losses in future periods as our operating expenses increase to support the growth of our business. We expect that our research and development, and selling, general and administrative expenses will continue to increase as we expand our marketing efforts and increase our internal sales force to drive increased adoption of and reimbursement for Panorama, continue our research and development efforts with respect to expanding Panorama's and Horizon's capabilities and further developing our product pipeline. We expect that we will use a substantial portion of the net proceeds of this offering, in combination with our existing cash and cash equivalents, for these purposes and for the increased expenses associated with being a public company. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses.

        Based on our current business plan, we believe that our existing cash and cash equivalents, and our anticipated cash from operations will be sufficient to meet our anticipated cash requirements for at least the next 12 months. Management may elect, however, to finance operations by selling additional equity securities. If additional funding is required or desired, there can be no assurance that additional funds will be available to us on acceptable terms on a timely basis, if at all, or that we will generate sufficient cash from operations to adequately fund our operating needs or achieve or sustain profitability. If we are unable to raise additional capital or generate sufficient cash from operations to adequately fund our operations, we will need to curtail planned activities to reduce costs. Doing so will likely have an unfavorable effect on our ability to execute on our business plan. If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition, and results of operations could be adversely affected.

        The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
	(In thousands)
Cash (used in) provided by operating activities	$(24,132)	$10,490	$(5,039)	$(2,491)
Cash used in investing activities	(8,245)	(9,942)	(2,601)	(3,749)
Cash (used in) provided by financing activities	57,126	56,132	(125)	(588)
Net (decrease) increase in cash and cash equivalents	24,749	56,680	(7,765)	(6,828)
Cash and cash equivalents at beginning of year	5,747	30,496	30,496	87,176

Cash and cash equivalents at end of year	$30,496	$87,176	$22,731	$80,348

Cash (Used in) Provided by Operating Activities

        Cash used in operating activities for the three months ended March 31, 2015 was $2.5 million. The net loss of $10.0 million reflects non-cash charges of $1.6 million of depreciation and amortization, $1.1 million of stock compensation expense and a $2.8 million charge from the change in the value of long-term debt and warrants, and other non-cash charges of $0.1 million. The increase in net operating assets of $2.8 million was primarily due to a $1.8 million increase in inventory related to preparation of a new product launch, an increase in prepaid assets of $1.3 million and an increase in other assets of $0.2 million offset by a decrease in accounts receivable of $0.5 million. Operating liabilities increased by $4.7 million primarily driven by increases in accounts payable of $5.7 million offset by decreases in accrued compensation of $0.4 million, other accrued liabilities of $0.5 million and deferred revenue of $0.1 million.

        For the three months ended March 31, 2014, our net cash used by operating activities of $5.0 million consisted of a net loss of $9.6 million. Adjustments for non-cash items primarily consisted of non-cash stock compensation expense of $2.6 million, depreciation and amortization expense of $1.1 million, loss from change in fair value of long-term debt of $0.8 million and loss from changes in fair value of warrants of $0.7 million. Changes in working capital totaled a decrease of $0.6 million which consisted of increases in accounts payable of $1.8 million, accrued compensation of $0.2 million and accrued liabilities of $1.5 million. These activities were offset by increases in accounts receivable of $1.3 million, inventory of $2.6 million and prepaid and other current assets of $0.3 million.

        Cash provided by operating activities for the year ended December 31, 2014 was $10.5 million. The net loss of $5.2 million reflects non-cash charges of $5.1 million of depreciation and amortization, $5.2 million of stock compensation, a $1.7 million charge from the change in the value of warrants and other non-cash charges of $0.2 million. The increase in net operating assets of $0.7 million was primarily due to a $0.9 million increase in inventory to meet the material requirements for the sale of Panorama and an increase in prepaid assets of $0.1 million offset by a decrease in accounts receivable of $0.3 million. Operating liabilities increased by $4.1 million primarily driven by increases in accrued compensation of $3.0 million and other accrued liabilities of $4.4 million offset by decreases in accounts payables of $2.4 million and deferred revenue of $0.9 million.

        Cash used in operating activities for the year ended December 31, 2013 was $24.1 million. The net loss of $37.1 million reflects non-cash charges of $7.9 million related to the conversion of the Series C and Series D Convertible Notes, $2.5 million of depreciation and amortization, $2.2 million change in fair value of long-term debt and $1.7 million of stock-based compensation. The increase in net operating assets of $15.3 million was primarily due to a $9.1 million increase in inventory to meet the material requirements for the sale of Panorama and a $5.3 million increase in accounts receivable due to increased revenues from laboratories and clinics ordering Panorama. Cash used in operating activities was offset by a $14.0 million increase in operating liabilities primarily driven by a $6.8 million increase in accounts payable, a $6.3 million increase in accrued liabilities and a $0.9 million increase in deferred revenues.

Cash Used in Investing Activities

        Cash used in investing activities for the three months ended March 31, 2015 was $3.7 million and was primarily related to the acquisition of property and equipment.

        Cash used in investing activities for the three months ended March 31, 2014 was $2.6 million and was primarily related to the acquisition of property and equipment.

        Cash used in investing activities for the year ended December 31, 2014 was $9.9 million and was primarily related to the acquisition of property and equipment.

        Cash used in investing activities for the year ended December 31, 2013 was $8.2 million and was primarily related to the acquisition of property and equipment.

Cash (Used in) Provided by Financing Activities

        Cash used in financing activities for the three months ended March 31, 2015 was $0.6 million consisting primarily of repayments of $0.6 million on the Equipment Financing Facility.

        For the three months ended March 31, 2014, net cash used in financing activities was $0.1 million, consisting of net proceeds from the Equipment Financing Facility of $0.6 million, which were offset by $0.2 million in payments on the Equipment financing Facility, an increase in restricted cash of $0.3 million and an increase in deferred costs in connection with this offering of $0.3 million.

        Cash provided by financing activities for the year ended December 31, 2014 was $56.1 million consisting primarily of $55.4 million from the sales of Series F convertible preferred stock and $5.1 million in net proceeds from the Equipment Financing Facility. This was offset by repayments of $2.5 million on the Equipment Financing Facility, increases in deferred offering costs $1.7 million and an increase in restricted cash of $0.4 million.

        Cash provided by financing activities for the year ended December 31, 2013 was $57.1 million and consisted primarily of $35.4 million from the sale of Series E convertible preferred stock and bridge loan, $20.0 million from the Credit Agreement draw down, and $3.2 million in net proceeds from the Equipment Financing Facility. This was offset by issuance costs of $0.4 million in connection with the sale Series E convertible preferred stock, $0.5 million in payments on the Equipment Financing Facility and a $0.9 million increase in restricted cash.

Contractual Obligations

        See "Liquidity and Capital Resources" for a description of our contractual obligations under the Credit Agreement, Royalty Agreement and the Equipment Financing Facility.

        The following table summarizes our contractual obligations as of March 31, 2015:

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
	(In thousands)
Operating leases	$3,694	$2,274	$1,420	$—	$—
Long-term debt(1)	20,000	—	—	20,000	—
Other long-term debt(2)	5,265	2,340	2,925	—	—
Interest on long-term debt(3)	7,694	2,068	3,730	1,896	—
Inventory purchase commitments	16,326	14,326	2,000	—	—

Total	$52,978	$21,007	$10,075	$21,896	$—

(1)
Represents amounts payable under our Credit Agreement with ROS Acquisition LP.

(2)
Represents amounts payable under our Equipment Financing Facility with Comerica.

(3)
Interest payments on long-term debt are estimated based on: (a) the outstanding principal balance of the Credit Agreement, which was $20.0 million as of March 31, 2015, and (b) the outstanding principal balance on the Equipment Financing Facility of $5.3 million as of March 31, 2015. The interest rate for borrowings under the Credit Agreement is equal to the greater of LIBOR or 1% per annum plus the applicable margin of 8% per annum or 9% floor on the outstanding Credit Agreement balance plus royalty payments based upon projected revenues. Interest payments for borrowings under the Credit Agreement, in the table above, are estimated using Natera's March 31, 2015 rate of 9.0%, but excludes royalty payments due to the variability in future revenues. Interest payments on the Equipment Financing Facility are made monthly at the rate of 6.35% of the principal amount outstanding.

        The amounts in the table above do not include a purchase commitment entered into in January 2015 for a minimum of $5.3 million in connection with a laboratory services agreement which services are required to be rendered within 18 months starting from May 2015.

        The amounts in the table above do not include the obligation entered into in March 2015 for up to $6.75 million that we will be responsible to pay in connection with an agreement with a major manufacturer to develop a version of our Panorama test for use in a specific country, including the right to market and perform such test. The development and approval process is expected to take two to four years.

Operating Lease Obligations

        As of March 31, 2015, we sub-lease office facilities under non-cancelable operating lease agreements. In January 2013, we amended our sublease agreement to expand our corporate headquarters. In connection with the amendment, we executed a letter of credit in favor of the lessors for $0.8 million, which is secured with a restricted cash account.

        The related subleases expire in October 2016. On March 21, 2014, we entered into an additional sub-lease agreement to expand our San Carlos facilities for additional office and laboratory space. The lease and additional sub-lease expire in January 2017.

Inventory Purchase Obligations

        As of March 31, 2015, we have non-cancelable contractual commitments with Illumina, Inc. for approximately $16.3 million for inventory material used in the laboratory testing process. This represents binding and future minimum purchase obligations through September 30, 2016.

Off-Balance Sheet Arrangements

        We have not entered into any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to market risks in the ordinary course of our business. These risks primarily relate to interest rates. Our Credit Agreement has an interest rate of 8% plus the greater of LIBOR or 1% on the principal outstanding. Our equipment financing facility has an interest rate of 3.10% plus the Prime Reference Rate. Both the LIBOR and Prime Reference Rate are variable. Such interest-bearing instruments carry a degree of risk; however, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our financial statements.

        Our operations are currently conducted primarily in the United States. As we expand internationally, our results of operations and cash flows may become subject to fluctuations due to changes in foreign currency exchange rates. In periods when the U.S. dollar declines in value as compared to the foreign currencies in which we incur expenses, our foreign-currency based expenses will increase when translated into U.S. dollars. In addition, future fluctuations in the value of the U.S. dollar may affect the price at which we sell our tests outside the United States. To date, our foreign currency risk has been minimal and we have not historically hedged our foreign currency risk; however, we may consider doing so in the future.

JOBS Act Accounting Election

        We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

BUSINESS

Overview

        We are a rapidly growing diagnostics company with proprietary molecular and bioinformatics technology that we are deploying to change the management of genetic disease worldwide. Our novel molecular assays reliably measure many informative regions across the genome from samples as small as a single cell. Our statistical algorithms combine these measurements with data available from the broader scientific community to detect a wide range of serious conditions with best-in-class accuracy and coverage. Our technology has been proven clinically and commercially in the prenatal testing space. We believe this success can be translated into the liquid biopsy space, and we are developing products for a number of oncology applications. In addition to our direct sales force in the United States, which we are continuing to expand, we have a global network of over 70 laboratory and distribution partners, including many of the largest international laboratories. We are enabling even wider adoption of our technology by introducing a global cloud-based distribution model. We have launched seven molecular diagnostic tests since 2009, and we intend to launch new products in prenatal testing and oncology in the future. In March 2013, we launched Panorama, our non-invasive prenatal test, or NIPT. Over 55,000 Panorama tests were accessioned during the three months ended March 31, 2015. Our revenues have grown from $4.3 million in 2010 to $159.3 million in 2014. Our net losses decreased from $37.1 million for the year ended December 31, 2013 to $5.2 million for the year ended December 31, 2014. Genetic inheritance is conveyed through a naturally occurring information storage system known as deoxyribonucleic acid, or DNA. DNA stores information in a linear sequence of the chemical bases adenine, cytosine, guanine and thymine, represented by the symbols A, C, G, and T. Billions of bases of A, C, G, and T link together inside living cells to form the genome, which can be read like a code or a molecular blueprint for life.

        While differences in the specific sequence and structure of this code drive biological diversity, certain variations can also cause disease. Examples of genetic diversity include copy number variations, or CNVs, and single nucleotide variants, or SNVs. A CNV is a genetic mutation in which relatively large regions of the genome have been deleted or duplicated, and an SNV is a mutation where a single base has changed. When single base changes are common in the population, that position on the chromosome is called a single nucleotide polymorphism, or SNP. When genetic variations are a cause of disease, such as Down syndrome or breast cancer, detecting them within the patient's tissue sample can enable diagnosis and treatment. Our goal is to develop and commercialize non- or minimally invasive tests for the highly reliable detection of variations covering a broad set of diseases.

        Our approach combines proprietary molecular biology and computational techniques to measure genomic variations in tiny amounts of DNA, as small as a single cell. Our molecular biology techniques allow us to target over 20,000 regions of the genome simultaneously in a single test reaction, without losing molecules by splitting the sample into separate reaction tubes, so that all relevant variants can be detected. We believe our approach, which we call mmPCR, or massively multiplexed polymerase chain reaction, represents a fundamental advance in molecular biology. To make sense of this deep and rich set of biological data and deliver a diagnosis, we have developed computationally intensive algorithms that combine the data generated by mmPCR with the ever-expanding set of publicly available data on genetic variations. We have optimized these algorithms to enable laboratories around the world to run diagnostic tests locally, and access our algorithms in the cloud.

        We have first applied our technology to prenatal testing, and we are leveraging our core expertise to develop blood-based diagnostic tests for cancer. In both prenatal testing and oncology, the use of blood-based diagnostic tests offers significant advantages over older methods, but the significant technological challenge is that it requires the measurement of very small amounts of relevant genetic material circulating within a much larger blood sample.

        In prenatal testing, our approach based on measuring thousands of SNPs simultaneously is fundamentally distinct from the approach employed in other commercially available NIPTs. Based on extensive data published in the journals Obstetrics & Gynecology, the American Journal of Obstetrics & Gynecology and Prenatal Diagnosis, we believe Panorama, our NIPT, is the most accurate NIPT commercially available in the United States.

        In oncology, we have demonstrated our ability to detect both CNVs and SNVs from very low concentrations of tumor DNA circulating in a blood sample. Because breast, ovarian and lung cancer are driven by both CNVs and SNVs, we believe that our approach is well-suited for early detection, recurrence monitoring and therapy selection for these cancers.

        We attribute our commercial success and future growth prospects to the following:

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  Extensive expertise in both molecular biology and bioinformatics.  To achieve outstanding disease coverage and accuracy across multiple tests, molecular techniques must advance in tandem with statistical techniques. Our proprietary mmPCR technology allows us to target over 20,000 genomic variations simultaneously in a single test reaction. Our bioinformatics capabilities allow us to build billions of detailed models of the potential genetic states and compare them with known and measured genetic states of a target to determine the most likely diagnosis using a technique known as maximum likelihood Bayesian optimization. We believe that the power of these combined molecular and bioinformatics techniques provides us with our competitive advantage.

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  Best-in-class performance and coverage.  From a single blood draw, our current commercial tests assess the risk of a broad range of conditions, which we refer to as "coverage," including common fetal aneuploidies, microdeletions, triploidy, and inherited genetic conditions that could be passed on from parent to child. A fetal aneuploidy is when a fetus has a different number of chromosomes than are typical. A microdeletion is a deletion of a region of DNA from one copy of one chromosome in an individual. Triploidy is when an individual has three copies of every chromosome instead of two. We estimate that all of these conditions combined are more than three times as prevalent in the general population as the three most common autosomal aneuploidies, which include trisomies 13, 18, and 21. In aggregated data from validation studies published in Obstetrics & Gynecology and Prenatal Diagnosis, Panorama has demonstrated combined sensitivity for the Down, Edwards and Patau syndromes and triploidy of greater than 99% and specificity of greater than 99.9% per disorder, which we believe makes Panorama overall the most accurate NIPT commercially available in the United States. In these studies, Panorama made no errors in fetal sex determination. A paper published in the August 2014 issue of Obstetrics & Gynecology reported that Panorama had a statistically significant lower false positive rate than the NIPT method practiced by our U.S. competitors. Our sensitivity for 22q11.2 deletion syndrome, which is caused by the deletion of a small piece of chromosome 22 and can be treated with early intervention at the time of birth to avoid seizures and reduce cognitive impairment, is greater than 95% for deletions of approximately 2.9Mb based on data published in the American Journal of Obstetrics & Gynecology. This sensitivity is considerably higher than that published for any competing microdeletions tests currently offered in the NIPT sector. Sensitivity is the likelihood that an individual with a condition will be correctly found to have that condition and is calculated as the ratio between the number of individuals that test positive for the condition over the total number of individuals in the tested cohort who actually have the condition. Specificity is the likelihood that an individual without a condition will be correctly found not to have that condition and is calculated as the ratio between the number of individuals that test negative for a condition over the total number of individuals in the tested cohort who do not have the condition.

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  Independent sales force and global network of laboratory partners.  Our own direct sales force and managed care teams, both of which we have recently expanded, anchor our commercial engagement with physicians, laboratory partners, and payers. We can offer all of our products through our direct sales force and at a higher gross margin percentage than when we service customers through a partner. The percentage of our overall accessioned tests generated through the higher margin U.S. direct sales force increased from approximately 25% in 2013 to approximately 44% in 2014, and to approximately 60% for the three months ended March 31, 2015. Where we have identified laboratory or distribution partners who share our focus on premium quality and service, we also contract with them to distribute our tests. We find this model to be particularly beneficial outside of the United States. Through our direct sales effort and worldwide network of over 70 laboratory and distribution partners, we have established a broad distribution channel that includes over 600 genetics-focused sales representatives. We and our laboratory partners have in-network contracts with insurance providers that account for over 140 million covered lives in the United States. Our target market for NIPT is a much smaller subset of these covered lives, because it excludes men, children and post-menopausal women who would not be users of our products. We are now a participating provider in 31 state Medicaid programs.

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  Substantial intellectual property.  We have retained worldwide rights to our internally-developed molecular and bioinformatics technologies, with no royalty or licensing fee obligations on our core technologies. We have multiple issued patents covering aspects of our core technology in the United States and internationally. In prenatal testing, we believe our proprietary method represents a fundamentally differentiated approach.

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  Cloud-based distribution model.  We are leveraging our cloud-based Constellation software to expand access to our molecular and bioinformatics technologies to laboratory partners worldwide. This approach allows us to scale more quickly, drive broader patient access, and leverage the rapid emergence of sequencing systems worldwide. We have begun using this distribution model with laboratories inside and outside the United States, for both commercial products and research applications. We also leverage Constellation to more efficiently perform our internal commercial laboratory activities and to perform research and development of our products. In July 2014, we achieved a CE Mark from the European Commission for Constellation and in May 2015, we achieved a CE Mark for the key reagent kits that our partners will need to run their portion of the Panorama test prior to accessing our cloud-based software. These two CE Marks enable our cloud-based distribution model in the European Union and other countries that accept a CE Mark. We are also engaged in discussions with the U.S. Food and Drug Administration, or the FDA, for use of a version of our software to support our cloud-based distribution model in the United States. The FDA has recently indicated to us that this software may be appropriate for review under the de novo classification process. The FDA has also stated to us that it will not prevent us from marketing the software in the United States while we continue to discuss how our software will be regulated and the FDA determines the regulatory pathway.

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  Future applications of our technology connected with prenatal testing.  We expect to broaden our disease coverage in prenatal diagnostics, including by incorporating the ability to screen for additional disorders in our Panorama panel. We have substantial intellectual property covering the analysis of single cells, an approach we use to analyze embryos during in vitro fertilization, or IVF. We believe that this technology will allow us to capitalize on advances in isolating fetal cells from a mother's blood, which would allow us to measure more of the fetal genome non-invasively and with even higher accuracy. Furthermore, recent publications in Science and Genome Medicine highlight the capability of our technology to determine what segments of the parent's chromosomes contributed to the DNA of a fetus and hence to reconstruct almost the entire DNA of a fetus in silico using only measurements of a tiny amount of fetal DNA. Consequently, we believe that we will have the ability to generate close to the full genome of an individual, roughly 9 weeks after the individual is conceived. The applications of this information, from pregnancy through adulthood, are extensive.

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  Future applications of our technology beyond prenatal testing.  We believe that our ability to reliably analyze DNA at many thousands of loci at the scale of a single-molecule is very well suited for the early detection and monitoring of a wide variety of cancers. We are working with some of the world's leading cancer centers to collect samples and develop so-called "liquid biopsy" tests to analyze circulating tumor DNA of common forms of the disease, including breast, ovarian, and lung cancer. We believe that such tests will reduce the need for invasive tumor biopsies, enable earlier detection of cancer and enhance treatment.

Proprietary technology drives our test performance and pipeline

        Our intellectual property covers many proprietary methods for obtaining and analyzing genetic information, including, but not limited to, methods for multiplex PCR, enriching genetic material, single cell isolation and analysis, identifying chromosomal abnormalities in small or mixture samples of DNA where target DNA could be derived from a fetus or a cancer tumor, determining relational status of DNA such as for paternity testing, and estimating the fraction of target DNA in a mixture such as where the target DNA is from a fetus, a tumor or a rejected organ.

        The sensitivity, specificity and coverage of our tests are driven by our proprietary mmPCR method of amplifying the DNA in a sample, and by our bioinformatics algorithm, which relies on a statistical technique known as maximum likelihood estimation, or MLE. MLE is widely used in other industries to enhance the quality of noisy or complex data inputs, such as in the conversion of a transmitted analog communication signal to a digital format. We have applied MLE to high-throughput genetic data. Our molecular assays can multiplex over 20,000 primer sets in a single reaction well, which we believe is a fundamental innovation in molecular biology. In the case of Panorama, our molecular tests use mmPCR to run approximately 13,000 PCR primer sets in a single reaction. Each of these primers targets a region of the genome that varies between individuals. These variations are commonly referred to as single nucleotide polymorphisms, or SNPs. Our ability to multiplex this large number of primer sets in a single experiment allows us to achieve a high signal to noise ratio, or the ratio of useful information to irrelevant data, when detecting small amounts of DNA within a much larger sample. We have developed software tools for assay design that substantially streamlines our development process. When developing new diagnostic tests, we simply specify the genomic variations and copy number regions we are interested in detecting, and our bioinformatics algorithm generates the set of necessary primer designs to make an accurate measurement.

        In the case of Panorama, our bioinformatics algorithm generates billions of hypotheses about the potential genomic state of the fetus using maternal genetic information and publicly available data such as the HapMap database from the Human Genome Project, which indicates the probability of inheriting various blocks of genetic information from the parents. Specifically, our algorithm generates hypotheses about how many copies of a particular chromosome segment are in the fetus, and sub-hypotheses, which are hypotheses about the specific inheritance patterns, meaning which chromosome segments are inherited from each parent, including recombination, or the exchange of DNA within the parent chromosomes that occurs during the formation of the sperm and the egg that become the fetus. These hypotheses are then compared to the actual SNP measurements of the maternal DNA and fetal free-floating DNA, which is fetal DNA not contained within a cell, and a likelihood is calculated for each hypothesis. The hypothesis with the maximum likelihood predicts the genetic state of the fetus. Our bioinformatics algorithm applies MLE to combine the large and complex data generated from the patient sample with the growing body of publicly available genomic information.

        The figure below describes the Panorama test process.

        The analytic and clinical validity of our technology demonstrated in Panorama and our other products has been described in multiple peer-reviewed publications, including the journals Science, Human Reproduction, Molecular Human Reproduction, Fertility and Sterility, PLOS ONE, Genetics in Medicine, Prenatal Diagnosis, Fetal Diagnosis and Therapy, Obstetrics & Gynecology, Genome Medicine, and American Journal of Obstetrics & Gynecology.

Panorama: Applying our molecular technology and bioinformatics to prenatal diagnostics

        We launched Panorama in March 2013. Panorama non-invasively screens for fetal chromosomal abnormalities, including Down syndrome, Edwards syndrome, Patau syndrome, Turner syndrome and triploidy, which often result in intellectual disability, severe organ abnormalities and fetal demise. Panorama can be performed as early as nine weeks into a pregnancy, which is significantly earlier than traditional methods, such as serum protein measurement where doctors measure certain hormones in the blood.

        Based on data published in Prenatal Diagnosis, Fetal Diagnosis and Therapy and Obstetrics & Gynecology, Panorama demonstrated greater than 99% overall sensitivity for aneuploidies on chromosomes 13, 18 and 21 and triploidy and less than 0.1% false positive rate for each syndrome, which we believe makes it overall the most accurate NIPT commercially available in the United States. Sensitivity is calculated as the ratio between the number of individuals that test positive for the condition over the total number of individuals in the tested cohort who actually have the condition. A paper published in the August 2014 issue of Obstetrics & Gynecology, reported that Panorama had a statistically significant lower false positive rate than other NIPT methods practiced by our U.S. competitors. Based on data published in Obstetrics & Gynecology, Prenatal Diagnosis, and American Journal of Obstetrics & Gynecology, we have also demonstrated the ability to identify fetal sex more accurately than competing NIPTs. This is partially a result of Panorama's unique ability to detect a vanishing twin, which is a known driver of fetal sex errors with quantitative methods used by our competitors. The October 2014 issue of the American Journal of Obstetrics & Gynecology noted that the ability of Panorama to identify additional fetal haplotypes is expected to result in fewer false positive calls and prevent incorrect fetal sex calls.

        We believe Panorama's specificity and sensitivity reduce the need for unnecessary confirmatory invasive procedures, lowering the total cost to the healthcare system of these procedures and limiting the resulting risk of spontaneous miscarriage. We believe Panorama's test performance has allowed us to command a price premium compared to other NIPTs while achieving over 55,000 Panorama tests accessioned during the three months ended March 31, 2015. A test is accessioned when we receive the test, the relevant information about the test is entered into our computer system and the test sample is routed into the appropriate sample flow.

        In 2014, we enhanced Panorama by adding the capability to screen for five of the most common genetic diseases caused by microdeletions, using our Panorama microdeletions panel. The sensitivity, specificity, and positive predictive value, or PPV, of this test were described in a November 2014 publication in the American Journal of Obstetrics & Gynecology. PPV is the likelihood that a positive result on a test indicates a true positive result in the patient. Microdeletions are missing sub-chromosomal pieces of DNA, which can have serious health implications depending on the location of the deletion. Based on data published in Prenatal Diagnosis and American Journal of Obstetrics & Gynecology, the combined prevalence of these targeted microdeletions is approximately one in 700 pregnancies, which together makes them more common than Down syndrome for women younger than approximately 32 years of age. Unlike Down syndrome, where the risk increases with maternal age, the risk of these five microdeletions is independent of maternal age. Diseases caused by microdeletions are often not detected via common screening techniques such as ultrasound or hormone-based screening, yet the presence of a microdeletion can critically impact postnatal treatment. For example, when learning prior to the birth of a newborn with 22q11.2 deletion syndrome, or DiGeorge syndrome, doctors will know to deliver calcium to the infant to avoid seizures and permanent cognitive impairment and will know to avoid administering routine vaccinations due to the immunodeficiency frequently associated with this condition. Panorama has demonstrated best-in-class performance screening for microdeletions. In validation studies, Panorama achieved sensitivity greater than 95% for deletions of approximately 2.9Mb for the 22q11.2 deletion syndrome and has been validated to perform at low fetal fractions. The two other NIPTs currently screening commercially for this condition claim to have sensitivity of only between 60% and 87% and, further, have not demonstrated performance at low fetal fractions, where performance of NIPTs using the quantitative method has been found to suffer. In fact, a recent publication showed that one competitor's NIPT had a sensitivity for 22q11.2 deletion syndrome that fell below 20% when fetal fraction was below 10%, which represents approximately half of all patients seeking NIPT, based on data published in the American Journal of Obstetrics & Gynecology. For the three months ended March 31, 2015, approximately 83% of customers who ordered the basic Panorama panel directly from us have also ordered screening for 22q11.2 deletion syndrome or the full microdeletions panel. The Panorama microdeletions panel has conditional approval from the New York State Department of Health.

        The graph below summarizes the incidence of genetic diseases for which prenatal screening is relatively common, as well as the incidence of genetic diseases caused by microdeletions that are screened by the Panorama microdeletions panel. Incidence rates are higher than that of many commonly tested disorders, such as cystic fibrosis and spinal muscular atrophy. Based on data recently published in Prenatal Diagnosis, the incidence rate of 22q11.2 deletion alone is over three times more common than cystic fibrosis.

        The graph below demonstrates how the relative incidence of Down syndrome and genetic diseases caused by the microdeletions screened for by the Panorama microdeletions panel varies with maternal age.

        Because the prevalence of microdeletions is independent of maternal age, it is more common at birth than fetal aneuploidies for children born to younger women. Therefore, we believe our microdeletions testing capability will be a significant driver of Panorama adoption in all risk categories, including those who are traditionally considered average-risk for Down syndrome. Based on the prevalence of these conditions in younger women and the performance of Panorama, we believe Panorama is the most appropriate cfDNA-based screening test for the growing NIPT market for average-risk pregnancies.

        In April 2015, we updated both the molecular and bioinformatics portions of Panorama. These updates both reduce the cost of running Panorama and further increase the sensitivity of the test, allowing it to run with lower fetal fraction input. These updates lead to a less frequent need to require blood redraws from the patient, while further improving performance. The cost savings comes primarily from a reduction in the number of molecular probes used from approximately 20,000 to approximately 13,000. This change, along with improved chemistry, reduces by roughly one third of the number of sequencing reads needed to yield the same quality of information as previously. In validation studies, the new process demonstrated overall specificity of 100% and sensitivity of 99.5%, including 99.4% for Down syndrome and 100% for Edwards, Patau and Turner's syndromes and triploidy. In addition, validation data of the new methods supports the conclusion that these improvements will meaningfully reduce the frequency of Panorama's failure to achieve a reportable result due to low fetal fraction.

Our comprehensive offering in women's health genetics and beyond, for doctors and laboratories

        Using the same blood draw taken for Panorama, we can also offer the Horizon carrier screening, or CS, panel, our inherited disease CS test. Horizon was created based on recommended screening guidelines from the American Congress of Obstetricians and Gynecologists, or ACOG, the American College of Medical Genetics and Genomics, or ACMG, and the Victor Center for the Prevention of Jewish Genetic Diseases. Our recently improved Horizon product has a basic panel that screens for 27 diseases, including cystic fibrosis, Duchenne Muscular Dystrophy, or DMD, spinal muscular atrophy, or SMA, and Fragile X syndrome. The updated Horizon also has multiple test panels with more diseases, including, in the near future, a panel with a total of more than 250 disorders to suit a patient's needs and family history. Horizon can be performed simultaneously with Panorama to significantly enhance the disease coverage of our NIPT offering for patients.

        We have launched seven prenatal genetic tests since 2009, all of which are laboratory-developed tests, or LDTs, and in 2015, we launched Constellation, our cloud-based software product, which is helping to enable our cloud-based distribution model. The following table summarizes our commercial products launched to date.

Product	Indication(s)	Year Launched	Description
Constellation Software	Any clinical or research application that involves analysis of copy number variants, or CNVs, and single nucleotide variants, or SNVs, in a DNA mixture	2015	Allows laboratory customers to gain access through the cloud to the same algorithms and bioinformatics that we use in our own laboratory, allowing for validation and commercialization of tests based on our technology, including NIPT.
Panorama Microdeletions Panel	22q11.2 deletion syndrome (DiGeorge syndrome) 1p36 deletion Angelman syndrome Cri-du-chat syndrome Prader-Willi syndromes	2014
			Screens free-floating fetal DNA from a maternal blood sample as early as nine weeks gestation for microdeletions associated with common syndromes that result in severe intellectual disability and moderate to severe physical disabilities.
Panorama Non-Invasive Prenatal Test (NIPT)	Trisomy 21 (Down syndrome) Trisomy 18 (Edwards syndrome) Trisomy 13 (Patau syndrome) Triploidy Sex chromosome trisomies Monosomy X Fetal sex	2013
			Screens fetal free-floating DNA from a maternal blood sample as early as nine weeks gestation for instances of either extra or missing chromosomes of interest. Panorama can also identify fetal sex and if there are three sets of each chromosome, which is known as triploidy.
Multi-Disease Carrier Screening (CS) (recently rebranded as Horizon)	Cystic fibrosis Spinal muscular atrophy Fragile X syndrome (recently updated to include Duchenne Muscular Distrophy and will be able to screen for more than 250 conditions)	2012	CS test performed either before or during pregnancy for a large number of serious genetic disorders that could be passed on to the carrier's children.
Non-Invasive Prenatal Paternity Testing	Paternity	2011	Reliably indicates paternity from fetal free-floating DNA in a maternal blood sample, taken as early as nine weeks gestation, and a blood sample from the alleged father(s).
Products of Conception Testing (POC) (recently rebranded as Anora)	Post-miscarriage testing for all aneuploidies, triploidies, 1:3 tetraploidy, clinically significant deletions and duplications >1 Mb, and both single chromosome and complete uniparental disomy	2010	POC test developed specifically to identify fetal chromosomal causes of miscarriages using a SNP microarray.
Preimplantation Genetic Diagnosis (PGD) (recently rebranded as Spectrum)	Inherited diseases	2010
			Spectrum PGD can test for specific genetic disease(s) that the couple is known to be at risk to pass on to their children and is performed in conjunction with PGS to identify and selectively transfer those embryos from an IVF cycle that are free from the genetic disease and also have normal chromosome results.
Pre-implantation Genetic Screening (PGS) (recently rebranded as Spectrum)	Extra or missing chromosomes and segmental deletions or duplications	2009
			Spectrum PGS can inform clinicians and patients which IVF-created embryo samples have the correct number of chromosomes and are suitable for transfer and which ones have chromosomal abnormalities that would result in lack of implantation, miscarriage, or the birth of a baby with birth defects.

        We have a direct sales force and managed care team and a global network of over 60 laboratory partners who market our test. Where our sales force can access physician offices directly, as in the U.S. market, we are able to maximize cross-selling opportunities by offering the full portfolio of our products. We also generate a higher gross margin when we sell testing services directly, compared to when our products are distributed by laboratory partners to be performed at our laboratory certified under Clinical Laboratory Improvement Amendments of 1988, or CLIA. The pie charts below show, from the three months ended March 31, 2014 to the three months ended March 31, 2015, the increasing shift in distribution of our products toward direct distribution.

        We generate the highest gross margins on royalty revenue collected from laboratories that run tests in their own facilities and have the sequencing data analyzed by our Constellation software under our cloud-based distribution model. Currently, we have a non-invasive prenatal paternity test that is performed, marketed and sold exclusively through our cloud-based distribution model by a Constellation customer from whom we receive a royalty per test. In addition, we have recently executed a license agreement with Clarient Diagnostic Services, Inc., a division of GE Healthcare, one of the largest oncology laboratories in the United States. Under this license, Clarient, which processes approximately 10% of the cancer tumor samples in the United States, will develop an oncology test to support pharmaceutical clinical trials based on our technology and employing Constellation. We have also granted similar rights to one of the laboratories that is developing an NIPT test. We are in active discussions with many other potential partners in the United States and abroad to continue to grow our cloud-based distribution network.

Future applications of our technology connected with prenatal testing

        We intend to refine and expand our offering in prenatal diagnostics by leveraging our core technology and the data we gather as our sample volumes grow. For example, the microdeletion samples that we gather through Panorama NIPT or through Anora POC testing help us refine the algorithms that detect these anomalies, the exact genetic regions where these anomalies are sought, and the PPV with which they are reported. As another example, our expertise analyzing single fetal cells developed through our Spectrum products for IVF centers is informing our efforts to measure intact fetal cells and mixtures of fetal cells from a mother's blood draw. Non-invasive measurement of these single cells would enable us to potentially replace invasive confirmatory procedures, such as amniocentesis, over time.

        We believe that, in the future, our informatics technology will be used to generate a nearly full genome of an individual. Articles in the April 2015 issue of Genome Medicine and in the April 2015 issue of Science highlight the ability of our informatics technology to determine, from tiny amounts of DNA as small as single fetal cells, which chromosome segments from the parent contributed to the DNA of the fetus. This allows us to substantially reconstruct the genome of the fetus by sequencing the parents' genomes. We plan to combine this DNA reconstruction technique with a targeted panel, similar to our Panorama test with microdeletions but more extensive, to detect de novo genetic mutations such as CNVs, which are not inherited from the parents. This enhanced view of the near full genome, combined with knowledge of the parent DNA, has the potential to substantially impact the management of many aspects of an individual's health, from birth through adulthood. Future applications include prediction of disease susceptibilities and appropriate interventions, selection of drugs and drug dosages, nutrition guidance and many other emerging applications.

Our development pipeline in oncology diagnostics

        We believe that our ability to interrogate genes at tens of thousands of points in parallel in a single reaction at the scale of a single molecule is well suited to the analysis of cancer-associated genetic mutations in circulating tumor DNA, or ctDNA. In applications such as cancer therapy monitoring, cancer recurrence monitoring and early detection screening, thousands of loci, or genetic locations, must be interrogated simultaneously without splitting a sample, and sensitivity to tiny amounts of tumor DNA as low as a single molecule is crucial. We are developing a set of mmPCR panels to analyze ctDNA in plasma and identify SNVs, more commonly referred to as mutations, as well as CNVs. If development is successful, we expect to be able to commercialize these panels for the detection of or screening for multiple common forms of cancer, including breast, ovarian, and lung cancer, as well as to help select cancer therapies based on the mutation profile. We currently anticipate that we will initially commercialize these tests as LDTs. For the development of these products, we are working with world-renowned oncology centers, such as the Feinstein Institute for Medical Research at North Shore LIJ, Stanford University, Albert Einstein College of Medicine, Columbia University, Johns Hopkins University, Vanderbilt University and Cancer Research UK, on research collaborations, clinical trials and engaging with their leading doctors on our oncology advisory board.

        We have presented data we have generated on our core technology's proof-of-concept success at detecting cancer markers at low levels in tumors and in ctDNA at multiple conferences including the 2014 Annual Meeting of the American Society of Human Genetics, the 2015 Advances in Genome Biology and Technology Meeting, the 2014 San Antonio Breast Cancer Symposium, the Molecular Medicine Tri-Conference 2015, the 2015 ACMG, Annual Clinical Genetics Meeting and the International Molecular Diagnostics Europe 2015.

        We have demonstrated that our mmPCR platform can provide highly accurate detection of CNVs and SNVs in the plasma from patients with cancer, with sensitivities lower than 0.5% ctDNA for the detection of CNVs and approximately 0.01% ctDNA for the detection of SNVs. Our ability to simultaneously detect both CNVs and SNVs in ctDNA at very low concentrations in standard plasma samples drives our potential opportunity in the oncology diagnostics space. Because breast, ovarian and lung cancer are largely driven by CNVs, we believe that our ability to detect CNVs at low ctDNA levels will be well-suited for early detection, recurrence monitoring and therapy selection for these cancers.

        In preliminary experiments, using a non-optimized assay and mmPCR panel, we were able to detect SNV and/or CNV cancer signatures in the blood of: 92% of patients with cancerous lung nodules from stage IA through stage IIIA, 15 out of 17 of which were detected at stage I; 83% of patients with breast cancer tumors from stage I through stage III, 28 out of 35 of which were detected at stage I or II; and 100% of ovarian tumors at stage III. These results were achieved in all cases by analyzing only 5 regions for CNVs and, in the case of breast and lung cancer, a panel of SNVs developed from publicly available data such as the Cosmic database. Because the tumors had been previously-identified in these patients, we used an approach to detect CNVs that would be used in the context of recurrence monitoring. We are currently developing a set of mmPCR panels, using publicly available data such as Cosmic and The Cancer Genome Atlas in combination with our own samples, that will cover an even greater portion of disease load and are suited for screening, reflex testing and recurrence monitoring.

        We expect that our focus on the detection of somatic SNV and CNV mutations at low concentrations in ctDNA will provide increased accuracy compared to many protein-based biomarkers and other methods currently used for non-invasive screening for cancer. We intend to change the paradigm of earliness of detection, sensitivity and specificity, as we have done for non-invasive prenatal testing. The standard of care screening tests for the types of cancers for which we have products in development are listed below and have the indicated specificities and sensitivities:

Type of Cancer	Standard of Care Screen	Specificity	Sensitivity
Ovarian	TVUs/CA-125	95%	20–57%
Lung	Low Dose Cat Scan	73%	94%
Breast	Mammography	89–91%	63–69%

        In contrast, our goal is to achieve specificities in the range of 99% to 99.9% and sensitivities in the range of 95% to 99% for the screening tests that we are developing for these cancers.

        Protein-based biomarkers found in the blood of individuals with cancer are also found, albeit at lower levels, in the blood of healthy individuals as well as in the blood of individuals with benign masses. In contrast, cancer-associated somatic CNVs and SNVs are only thought to be present in the blood of individuals with cancer. Consequently, we believe our approach for the non-invasive detection of cancer will provide a high sensitivity and specificity result for individuals tested, in contrast to ambiguous and difficult to interpret risk scores that are typically produced from protein-based tests.

        The mmPCR panels may be used both to detect variants at low levels in tumor samples as well as to detect variants in cell-free DNA. After comparison with other cell-free DNA technologies, our mmPCR technology was selected for use in Cancer Research UK/University College London's TRACERx clinical trial (enrolling up to 850 patients with lung cancer) for the multi-year monitoring of patient-specific SNVs in plasma, to understand the evolution of cancer mutations over time, and to monitor patients for disease recurrence.

        Based on the promise of our technology, we are currently developing non-invasive oncology diagnostic products to address several markets:

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  Ovarian Cancer

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  Reflex test.    Suspected ovarian cancer is a common problem that affects women. In the United States, a woman has a 5–10% chance of undergoing surgery for a suspected ovarian tumor, while only 13–21% within that group will actually receive a diagnosis of ovarian cancer. Our ovarian cancer reflex test is being designed for patients who have had a cyst identified, to provide an alternative to invasive biopsy with a highly accurate prediction of the presence of cancer.

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  Early detection and recurrence monitoring.    We are targeting a product profile of twice-annual blood draws for patients at high risk of ovarian cancer based on family history or genetic susceptibility, while achieving sensitivity and specificity better than transvaginal ultrasounds, or TVUs, the current standard of care. In order to monitor patients who have been treated with ovarian cancer, the same panel may be used to monitor patients for potential signs of recurrence across many CNVs and SNVs.

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  Breast Cancer

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  Early detection monitoring and recurrence monitoring.    We are seeking to provide early detection monitoring for women who are at high risk for breast cancer and recurrence monitoring for women who have been treated for breast cancer and are in remission, each using twice annual blood draws. The mmPCR panel will consist of many SNVs and CNVs.

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  Lung Cancer

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  Reflex test.    Our product will look for ctDNA in the blood of patients who have had lung nodules discovered by a low dose computerized tomography, or LDCT, scan. Our product-in-development has the potential to reduce the need for invasive follow-up, as well as the incidence of patients having a false positive indication of cancer. LDCT has specificity of only 73.4% for detecting cancerous nodules.

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    Early detection monitoring.    We are seeking to develop a test to provide early detection of lung cancer in patients identified to be at high risk, such as smokers.

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    Disease load monitoring.    For patients who have previously been diagnosed with lung cancer, this test would monitor disease load through non-invasive testing of the blood.

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  Various Cancers

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  Therapeutic Monitoring.    To assist in therapeutic decision making, we are developing a panel covering over 50 genes which will address currently known mutations that may affect therapy selections for a range of cancers based on increased resistance or susceptibility to particular drugs. The panel may be used both to detect variants at low levels in tumor samples as well as to detect variants in ctDNA.

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  Custom Panels for Pharmaceuticals:    We intend to provide custom services for pharmaceutical and research entities for targeted assay design and bioinformatics interpretation. Custom panels may be designed for regions of interest in various research applications such as variant discovery and mechanism of action studies, among others, and clinical applications in diagnostics and therapeutics.

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  Residual Disease Monitoring.    To guide prognosis, predict relapse and assist in therapeutic decision-making, we are developing a panel which will include known recurrent alterations that when identified in blood at low level may indicate a residual presence of cancer that also can remain in the patient after definitive treatment and during remission. The panel will be used to detect variants from the initial tumor's molecular signature in ctDNA in plasma that may occur at low levels in blood prior to the appearance of clinical symptoms and that may assist in guiding earlier decisions regarding clinical management.

        We currently anticipate that these tests will be initially commercialized as LDTs. Beyond the products we develop ourselves, in order to access the many opportunities in oncology, we plan to offer our automated mmPCR design tool as a service to researchers and CLIA-certified laboratories, allowing them to design their own oncology diagnostics assays and perform their own studies using our Constellation cloud software.

Industry Overview

Growth in Next Generation Sequencing and Genetic Testing

        Every individual has a unique genome and we believe that comprehensive knowledge of this genetic makeup is becoming integral to the practice of medicine. We also believe that eventually many individuals in a modern healthcare system will have their genome sequenced at birth, resulting in the potential for dramatic improvements in health and an overall reduction in healthcare costs through preventive care and better disease management. The ability to identify the presence of diseases early, easily, and inexpensively has the potential to impact the lives of millions of patients and save billions of dollars in healthcare costs. The rapid expansion of next-generation sequencing, or NGS, of DNA has unlocked a wealth of information about the role of genomics in disease, and is enabling a new class of diagnostic tests that improve patient care. In the same way that the doubling of transistors on an integrated circuit approximately every two years as described by Moore's Law has enabled an accelerating pace of computing power per dollar and innovation in information technology, we believe NGS technology is driving a similar advance in the understanding of genetic disease because NGS technology parallelizes the sequencing process and produces millions of sequences concurrently. According to the National Human Genome Research Institute, the cost of sequencing a human genome has fallen from $3 billion in 2004, to $10 million in 2007, to as little as $1,000 today. As of May 2015, genetests.org estimated that there were more than 44,000 different genetic tests available from over 650 laboratories. As the cost and performance of next-generation sequencers continues to improve, we expect availability and demand for molecular diagnostic tests will continue to accelerate.

The prenatal genetic testing market has rapidly adopted sequencing-based diagnostic tests

        In prenatal diagnostics, NIPTs use NGS to screen for chromosomal abnormalities, such as Down syndrome, by measuring fetal DNA circulating in the bloodstream of an expectant mother. According to the U.S. Centers for Disease Control and Prevention, or CDC, in the United States in 2013 there were approximately four million births, which included over 600,000 births resulting from pregnancies that were considered high-risk. Additionally, we estimate that there are over 12.5 million annual births in developed countries, including in the United States, and over 16 million in China that fit our addressable market. We believe that the total addressable markets annually for our NIPT product and carrier screening product in the United States alone are approximately $2.5 billion and $2.0 billion, respectively. With traditional prenatal screening of hormone-based biomarkers in serum, roughly one in six pregnancies with a chromosomal abnormality will screen negative on hormone tests, and only one in twenty who screen positive on hormone-based tests will actually have an affected pregnancy. Since invasive testing such as amniocentesis, which is recommended to confirm a screening result, can result in fetal loss in as many as one in 300 procedures, patients and physicians have been eager to adopt more precise screening methods. The first generation of NIPTs introduced in 2011 and 2012, which relied on NGS equipment and quantitative methodology, offered a significant improvement in care compared to the older hormone-based biomarkers. In December 2012, ACOG issued guidance recommending non-invasive prenatal testing for women at high risk of carrying an aneuploid fetus.

First-generation NIPTs have limitations in accuracy and scope

        The first generation of NIPTs rely on quantitative methods, which simply measure the amount of DNA, to predict chromosomal abnormalities. All of our current competitors in the United States rely on this technique. These tests provided a valuable addition to older diagnostic techniques. However, they generally offer varying levels of sensitivity and specificity for whole chromosomal abnormalities, and we believe they are not well-suited for screening for many severe yet relatively common genetic disorders, such as microdeletions. These tests amplify fetal DNA circulating in the mother's blood either by amplifying all the DNA of the sample or by a targeted approach which focus on specific loci. They then employ NGS or microarrays to count the number of DNA sequences arising from a target chromosome and compare the amount of DNA detected to a reference chromosome in the sample which is assumed to have the normal two copies. If the amount of DNA detected from the target chromosome exceeds an expected amount derived from the reference chromosome, these tests return a positive result indicating a risk of aneuploidy of the target chromosome.

        Certain chromosomes, however, amplify inconsistently or generate variable amounts of DNA in the plasma, leading to variability in the comparison between the reference chromosome and the target chromosome. This can often lead to an inaccurate result using quantitative methods. For instance, the quantitative approach can detect trisomy 21, also known as Down syndrome, with greater than 95% sensitivity, but this method has been shown to be less effective at detecting trisomy 13, also known as Patau syndrome, and sex chromosomal abnormalities, and cannot detect triploidy, where the fetus has three copies of each chromosome. Quantitative methods may also produce false positive results from a vanishing twin, where a fetal twin spontaneously terminates often due to an aneuploidy, leaving residual genetic material in the maternal blood stream. Since quantitative methods do not differentiate between maternal and fetal DNA, they also produce false results caused by genetic anomalies on the mother's DNA, such as maternal mosaicism or deletions or duplications that are present on the mother. A set of such cases were described in the March 2015 issue of the New England Journal of Medicine. A paper published in the August 2014 issue of Obstetrics & Gynecology, reported that Panorama had a statistically significant lower false positive rate than the NIPT method practiced by our U.S. competitors. NIPTs using the quantitative method also have been shown to be ill-suited to address the needs of patients with low fractions of free-floating fetal DNA. For example, a 2011 study published in Genetics in Medicine found that the detection rate of trisomy 21 provided by a quantitative-method NIPT is reduced to 75% when fetal fractions are below 8%. We believe that approximately 25% of pregnancies are affected by such levels of fetal fractions during the first trimester.

        Quantitative methods have demonstrated relatively poor performance at detecting microdeletions, such as 22q11.2 deletion syndrome, on which physicians and patients are increasingly becoming focused. A study in the New England Journal of Medicine found microdeletions or duplications in 1.7% of all pregnancies, indicating substantially higher prevalence rates than common fetal aneuploidies in the general population.

Improved Understanding of the Role of Genetics in Disease

        The proliferation of genetic measurement technology is driving a parallel increase in information on the genetic underpinnings of diseases both within and outside the prenatal space. For example, the Cosmic Database at the Sanger Center in Cambridge, United Kingdom is a public database of known genetic mutations in cancer, which is frequently updated as new studies are conducted. The database was launched in 2004 with data from four genes known to be mutated in cancer, and has since grown to document over 18,000 genes from millions of experiments across the world on hundreds of thousands of tumors. For many cancers, the mutations described in this single database account for over 90% of the disease load. As the scientific community's understanding of cancer accelerates, we believe technologies that enable the precise and efficient measurement of mutated fragments of DNA are well positioned to translate this information into diagnostic tests that improve patient care.

Overview of Genetic Testing in Cancer

        Cancer remains one of the greatest areas of unmet medical need despite decades of advancement. The diagnosis of cancer is complex and multi-dimensional. Practicing oncologists order multiple tests, including currently available molecular diagnostic tests, to better understand the genomic alterations that are driving their patients' cancer growth. We believe that clinical molecular diagnostics for cancer is driving significant growth in the global market for molecular diagnostic tests. These tests can identify a person's predisposition to a particular disease (predictive testing), detect whether a person has a disease (diagnostic testing), predict the potential effectiveness of a therapy or drug (therapeutic monitoring), or assess risk of disease progression (prognosis) or recurrence (recurrence monitoring). Currently, many of these tests require a tissue sample, which often necessitates an invasive procedure.

        Despite the discovery in the 1990's that tumors continually shed their unique genomic material into a patient's bloodstream, the genomic "signals" are too weak for current genomic analysis technologies to detect such signals reliably or before patients have a terminally high tumor burden. New genomic analysis technology is enabling the development of products for the early detection and monitoring of cancer. These "liquid biopsies" provide genetic insights into a patient's cancer from easy to collect fluids such as blood rather than relying on tissue obtained from surgical biopsies.

        The potential market opportunity for "liquid biopsies" in cancer focused on therapeutic monitoring, recurrence monitoring and diagnosis is significant and has the potential for broad applicability across a variety of tumor types. The American Cancer Society estimates that in 2015, there will be approximately 1.7 million new cancer cases diagnosed and more than 575,000 cancer deaths in the United States. We estimate that:

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  Our planned therapeutic monitoring panel has the potential to address approximately 65%, or 1.1 million, of the annual new cases in the United States of cancer, including ovarian, breast, lung and many other cancers, translating to approximately 4.4 million tests per year and a total addressable market annually in the United States alone of approximately $6.6 billion.

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  Our planned early detection test has the potential to address a market of an estimated more than 7 million individuals in the United States who have a history of smoking one pack of cigarettes a day for 30 years or more and are recommended by the U.S. Preventive Services Task Force for annual computed tomography scans.

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  For breast and ovarian cancers, we are seeking to address approximately 6.5 million women in the United States, who self report a family history of breast cancer during routine screening, which is an indicator of high risk for both breast and ovarian cancers. We believe that the addressable market size for early detection assays in lung, breast and ovarian cancer in the United States alone is $6.7 billion. We are also developing products for reflex testing for the stratification of current imaging modalities used for cancer detection. In lung cancer, with an estimated 27% of low-dose computed tomography scans resulting in a positive result, we estimate a target market of 1.9 million patients in the United States. In breast cancer, with approximately 10% of the 39 million mammograms performed annually in the United States recalled for further workup, we estimate an annual market of approximately 3.9 million reflex tests. In ovarian cancer, we estimate 560,000 annual tests that could accompany positive findings on TVUs. We estimate the anticipated total addressable market size for these reflex tests in lung, breast and ovarian cancer to be $3.2 billion.

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  Our planned ovarian and breast cancer recurrence monitoring and our lung cancer disease load monitoring tests address cancers with annual incidences of approximately 21,000, 234,000, and 221,000, respectively, in the United States in 2015. We also estimate that there are over 14.5 million people who are living in the United States who have a history of cancer, across all types of cancer.

Our Solution

        Our technologies allow us to achieve a high signal to noise ratio when detecting fragments of DNA from samples as small as a single cell. We deliver screening tests with differentiated specificity, sensitivity, and coverage. Panorama, which can be ordered to include our microdeletions panel, offers best-in-class test performance and disease coverage, and can be combined with our Horizon CS test. Panorama and Horizon can be performed concurrently with a single blood draw from the patient. We sell our tests directly and partner with other clinical laboratories to distribute our tests globally. Currently, all of our products are LDTs and we perform most of our commercial testing in our CLIA-certified laboratory. However, our technology is compatible with standard equipment used around the world and a range of NGS platforms, and we have developed the capability for our partner laboratories, under a license from us, to run their molecular assays themselves and then access our computation-intensive algorithms via a cloud-based distribution model for the final step of the analysis. Our cloud-based distribution model is being used by one partner to market our non-invasive prenatal paternity test. As of June 20, 2015, we have entered into five contracts with laboratories outside of the United States and three contracts with laboratories within the United States to develop and run their own NIPT test under our cloud-based model. In addition, we have recently executed a license agreement with Clarient Diagnostic Services, a division of GE Healthcare, one of the largest oncology laboratories in the United States. Under this license, Clarient, which processes approximately 10% of the cancer tumor samples in the United States, will develop an oncology test to support pharmaceutical clinical trials based on our technology and employing Constellation. We have also granted similar rights to one of the laboratories that is developing an NIPT test. We are in active discussions with many other potential partners in the United States and abroad to continue to grow our cloud-based distribution network.

Our differentiated approach: combining molecular genetics and bioinformatics expertise

        Our proprietary innovations in both molecular biology and bioinformatics drive performance of our current prenatal genetic tests and our development pipeline. We believe our ability to multiplex over 20,000 primer sets in a single reaction is a fundamental innovation in molecular biology. Each primer in the reaction is targeted to a particular region of the sample genome. Because primers have a tendency to react with one another, rather than the sample of interest, experiments that generate clear results become more challenging to run as the number of primers increases. This problem grows more acute as the amount of genetic material from a patient decreases, increasing the primers' tendency to cross-react and return misleading results. This limits the ability to analyze more than a few genes of interest at the level of a single cell.

        Our mmPCR technology optimizes primer behavior to generate a high-resolution measurement of thousands of DNA loci in patient samples. As a result, we can capture mutations from a single DNA fragment within a large background of extraneous DNA found in a patient's blood sample. We believe the technology that enabled mmPCR involves fundamental changes to the molecular processes of PCR as well as machine learning and thermodynamic modeling to optimize primer design and selection. We have developed an automated software tool for assay design that meaningfully streamlines our development process. When developing new diagnostic tests, we simply specify the genomic variations and copy number regions we are interested in detecting, and our tool generates the precise mix of necessary primer designs to obtain an accurate measurement, whatever the genetically-associated condition of interest is. We believe our molecular technology has the potential to enable a broad range of applications in prenatal diagnostics and cancer. For example, the ability to target primers in a specific area of chromosome 22 allows our prenatal microdeletions panel to assess the risk of 22q11.2 deletion syndrome with sensitivity and specificity that has been demonstrated to be better than other commercially available tests.

        Our bioinformatics technology complements our molecular technology to deliver a risk assessment with high sensitivity and specificity. We use proprietary statistical techniques to combine the measurements of our molecular assays with our internal databases and the vast and growing sources of publicly available genomic information to build highly detailed models of the genome of interest. For example, in Panorama, our algorithm combines genomic information from the mother with information from the Human Genome Project to predict billions of possible genotypes for the fetus. This data is then compared with actual measurements of the fetal DNA generated by our molecular assay, and a likelihood is calculated for each hypothesis. The algorithm selects as the most likely diagnosis the hypothesis that best matches the prior information from the Human Genome Project as well as the fetal DNA. This approach provides higher sensitivity and specificity than the purely quantitative method used by the first-generation NIPTs.

        This process includes the use of MLE, which is widely used in other industries, such as in the conversion of a noisy transmitted analog communications signal to a digital format. However, it is computationally complex to leverage this technique to combine genomic information from the patient's sample and information from the databases of the broader scientific community. We have issued U.S. patents claiming these methods and pending applications in the United States and abroad. We also maintain trade secrets on our processes and practices. Our proprietary solution using MLE enables us to continuously improve the performance of our existing tests and efficiently develop new ones. As our patient volumes grow, our internal database of samples with genetic mutations and corresponding clinical outcomes further enhances our ability to interpret the clinical significance of complex genetic mutations. As the genomic data from the scientific community, such as from the Cosmic Database and the Cancer Genome Atlas, becomes richer, we can seamlessly integrate new clinical knowledge into our bioinformatics algorithm, driving further improvement in our tests.

Panorama demonstrates the capabilities of our technology

        Panorama measures nucleotide identity at tens of thousands of SNP loci. Our SNP-based and bioinformatics-enhanced approach confers a number of advantages over first-generation NIPTs:

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  Improved sensitivity across disorders.  In aggregated data from validation studies published in Obstetrics & Gynecology and Prenatal Diagnosis, Panorama has demonstrated combined sensitivity of greater than 99% and specificity of greater than 99.9% per disorder for the Down, Edwards and Patau syndromes and triploidy. Because certain chromosomes amplify inconsistently and generate variable amounts of DNA in the plasma, NIPTs that use quantitative methods do not demonstrate consistent sensitivity across all of the chromosomes of interest. In addition, we believe Panorama's ability to measure and account for fetal fraction results in higher sensitivity than other NIPTs when fetal fractions are low, particularly below 8%, which occurs in approximately 25% of first trimester pregnancies. As an example, an article in the February 2015 issue of Clinical Chemistry reported that Materniti21's sensitivity for 22q11.2 deletion syndrome fell below 20% when fetal fraction was below 10%, which represents approximately half of all patients seeking NIPT, based on data published in the American Journal of Obstetrics & Gynecology.

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  Superior false positive rates.  In clinical trials and commercial practice, Panorama's false positive rate is less than half of those reported by NIPTs that use quantitative methods. Since quantitative methods do not differentiate between maternal and fetal DNA, they also produce false results caused by genetic anomalies on the mother's DNA, such as maternal mosaicism or deletions or duplications that are present on the mother. A set of such cases were described in the March 2015 issue of the New England Journal of Medicine. A paper published in the August 2014 issue of Obstetrics & Gynecology, reported that Panorama had a statistically significant lower false positive rate than the NIPT method practiced by our U.S. competitors. In the general population, false positive rates significantly impact patient outcomes and cost to the healthcare system. Panorama achieves lower rates by being more robust to variable amounts of DNA on the test chromosomes and by identifying unusual biological conditions, such as a vanishing twin, which often confound the results from other methodologies. A vanishing twin is a phenomenon where the pregnancy begins with two embryos but one dies in utero, generally in the first trimester, and often due to fetal aneuploidy. The placenta from the second twin will often survive and continue to release DNA into the mother's blood, which can confound the NIPT analysis if the laboratory has not identified the presence of the vanishing twin, causing approximately 15% of all false positives using first-generation quantitative methods. Panorama helps to solve this problem by identifying the additional DNA signature from the vanishing twin and thereby helping avoid those false positives.

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  Superior accuracy in identifying fetal sex.  In published clinical trials, first-generation quantitative methods have reported errors determining fetal sex in more than 1 in 200 pregnancies. Discordance between ultrasound and NIPT test results can cause significant anxiety for patients, frustration for doctors and often lead to unnecessary invasive procedures to resolve the discrepancy. In validation studies published to date, Panorama has not reported any errors in determining fetal sex.

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  Broader disease coverage.  Panorama screens for abnormalities that first-generation NIPTs cannot identify. For example, Panorama can identify a pregnancy at risk of triploidy syndrome. Triploidy occurs in approximately 1 in every 1,000 pregnancies at 10 weeks gestation and can lead to severe maternal complications, such as severe uterine bleeding and cancer. Panorama also detects complete molar pregnancies, which are otherwise hard to detect and have serious clinical implications for maternal care, including increased risk for cancer.

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  Best-in-class detection rates for microdeletions.  Microdeletions are missing pieces of DNA at the sub-chromosomal level, which can have serious health implications. Based on data published in the American Journal of Obstetrics & Gynecology and Fetal Diagnosis and Therapy, the combined prevalence of the five microdeletions currently screened for by the Panorama microdeletions panel is more frequent than 1 out of 1,000 live births. This risk is independent of maternal age and, in women under the age of 32, is higher than the risk for Down syndrome. These conditions often go undiagnosed with traditional screening methods, such as ultrasound and with most other NIPTs on the market, but early detection of these disorders can significantly change how a pregnancy is managed and how a newborn is treated immediately after birth. For example, the 22q11.2 deletion syndrome, also known as DiGeorge syndrome, requires critical early intervention including delivery at a tertiary care facility, avoidance of live vaccines and administration of calcium to avoid seizures and cognitive impairment. In validation studies, Panorama achieved sensitivity greater than 95% for deletions of approximately 2.9Mb for the 22q11.2 deletion syndrome and has been validated to perform at low fetal fractions. The two other NIPTs currently screening commercially for this condition claim to have sensitivity of only between 60% and 87% and, further, have not demonstrated performance at low fetal fractions, where performance of NIPTs using the quantitative method has been found to suffer. As mentioned above, sensitivity for the 22q11.2 deletion from a test using the quantitative method is less than 20% when fetal fraction is less than 10%.

        Panorama's commercial performance has been consistent with our validation data. A paper published in the American Journal of Obstetrics & Gynecology reported test performance data from 28,739 commercial cases of Panorama that were screened for trisomy 21, trisomy 18, trisomy 13 and monosomy X. Confirmation was available for 62% of the screen-positive cases. Presuming similar rates among cases without follow-up, Panorama demonstrated per indication sensitivities between 97.3% and 100% and specificities of greater than 99.9% for all indications. Approximately 50% of the patients in the follow-up study were under the age of 35. We believe Panorama's performance in commercial practice represents a significant improvement over first-generation NIPTs that rely on quantitative methods.

        Panorama has demonstrated substantial commercial success to date. We believe our test performance has allowed us to command a price premium compared to low-cost NIPTs while achieving over 55,000 Panorama tests accessioned during the three months ended March 31, 2015. We have conditional approval from the New York State Department of Health to offer Panorama for aneuploidies and for 22q11.2 deletion syndrome in all pregnant women regardless of prior risk. We believe Panorama's superior performance, coupled with disease coverage for conditions where prevalence does not vary with common maternal risk factors, represent a compelling case for broad adoption of our prenatal tests across all pregnancy risk categories.

Cloud-Based Distribution of Our Tests to Expand Patient Access

        We have begun to expand access to our molecular and bioinformatics capabilities worldwide via a cloud-based distribution model. Our mmPCR technology is sufficiently robust to be run in standard equipment and extensive quality controls inherent in the design of our algorithm can allow laboratories around the world to run tests using our technology and receive results with consistent quality. In our cloud-based distribution model in the United States, we plan to license our technology to laboratory partners, who will develop and run their own LDTs under this license and use sequencing reagents and DNA extraction kits purchased from third parties of their choosing. We will distribute to these partners, through the cloud, our bioinformatics algorithm to analyze the data resulting from the performance of the partner's LDT. We initiated this cloud-based distribution model with a partner that is performing our non-invasive prenatal paternity test under license and having the resulting data analyzed by our algorithm in the cloud. As of June 20, 2015, we have four signed contracts with U.S. partners to develop their own LDTs and access our algorithm through the cloud-based model. Outside of the United States, the model is different because we can directly supply our partners with appropriate reagents and kits. The international partners also can sell under the Panorama brand name but are required to meet certain quality standards. We have signed five agreements with partners outside the United States to develop and run their own NIPT test under our cloud-based model, including leading commercial laboratories in China, Canada, India, Switzerland and Southeast Asia. We are in active discussions with many other potential partners in the United States and abroad to continue to grow our cloud-based distribution network.

        In July 2014, we achieved a CE Mark from the European Commission for our cloud-based analytical software. In May 2015, we achieved a CE Mark for the key reagent kits that our partners will need to run their portion of the Panorama test prior to accessing our cloud-based software. These combined CE Marks enable the cloud-based distribution model for Panorama NIPT in the European Union and other countries that accept a CE Mark. We are pursuing other regulatory approvals, as needed, to allow the international roll out of our cloud-based distribution model in regions that do not accept a CE Mark. In parallel, we are currently engaged in discussions with the FDA regarding the regulatory status of a version of our software to support our cloud-based distribution model in the United States. The FDA has recently indicated to us that this software may be appropriate for review under the de novo classification process. The FDA has also stated to us that it will not prevent us from marketing the software in the United States while we continue to discuss how our software will be regulated and the FDA determines the regulatory pathway.

The FDA's decision could also be impacted by its plans to regulate LDTs, as communicated in the FDA's draft guidances described in "—Government Regulations." We believe that, while we will be required to expend time and effort to identify and negotiate agreements with partners, limited additional capital expenditure will be required to bring the cloud-based distribution model to market, assuming that our discussions with the FDA are successful.

        We believe that introducing a cloud-based distribution model provides us with a competitive advantage by allowing us to:

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  Improve patient experience.  By eliminating the need to ship samples to our CLIA laboratory in California, we expect that patients will benefit from faster turnaround times and lower costs than are generally available today.

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  Drive higher rates of reimbursement for our laboratory partners.  We expect that the cloud-based distribution model will allow many international laboratory partners and their patients to achieve improved reimbursement from health insurance plans. Many state-administered and private payers in international markets require that the sample remain within national borders as a condition for reimbursement.

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  Accelerate international adoption by leveraging our partners' existing capabilities.  We expect that our laboratory partners will be able to offer tests under their existing laboratory certifications as required by local regulators, leverage their local infrastructure for sample collection, and deploy local marketing capabilities to further increase test volumes.

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  Efficiently achieve scale.  The cloud-based distribution model will allow us to leverage rapidly expanding sequencing capacity around the world to drive volumes faster than would be possible from the expansion of our own CLIA-certified laboratory capacity. Our laboratory partners would be able to drive volumes without significant incremental expenditures on information technology.

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  Reduce costs.  As we expand volumes, the costs of shipping the samples, particularly internationally, and the labor costs in our CLIA-certified laboratory in California increasingly become the largest cost components. Eliminating these costs would expand the margin opportunity for us and our laboratory partners and better enable our tests to withstand pricing pressure.

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  Rapidly deliver innovations to our laboratory partners.  The cloud-based distribution model will allow our laboratory partners to immediately benefit from enhancements we make to our algorithms and test menu, subject to any regulatory restrictions. If we commercialize new screening and diagnostic tests from our pipeline, such as cancer screening and monitoring, we would be in a position to efficiently offer our new products to the network of clinical laboratory partners that have already accessed and validated our cloud-based distribution technology.

Our Strategy

        Our vision is to deploy our powerful molecular technology and bioinformatics to change the management of genetic disease globally. Our strategy includes the following key elements:

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  Drive adoption of Panorama in all pregnancy risk categories and all geographies.  We intend to work closely with physicians, medical societies, payers, patient advocacy groups such as the International 22q11.2 Deletion Syndrome Foundation, Inc., and our laboratory partners to demonstrate that Panorama's sensitivity across a range of chromosomal abnormalities and superior false positive rates, coupled with disease coverage for conditions in which prevalence does not vary with maternal age, represent a compelling case for broad adoption in the average-risk population. A recent study reporting on the use of Panorama in over 30,000 women was published in the American Journal of Obstetrics & Gynecology. The authors concluded that the study supported the use of NIPT as a first-line screening test for aneuploidy. We also intend to continue to increase Panorama's share of the high-risk market through a continued publication strategy to educate maternal fetal medicine doctors, the primary providers for high-risk pregnant women, of the advantages of Panorama.

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  Extend and strengthen our direct sales force and existing relationships with laboratory partners. We have recently grown our direct sales force to enhance direct relationships with physicians and payers. Our cloud-based distribution model is designed to further enhance adoption of our tests among laboratory partners globally.

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  Continue to improve our cost structure.  Having rapidly achieved scale, we are now focusing on more efficient use of labor, automation, and DNA sequencing. For example, we recently updated the molecular and bioinformatics process for Panorama to further reduce the sequencing reagents and associated labor costs required to obtain a test result, while increasing the sensitivity of the test to allow it to run with lower fetal fraction input. These improvements also reduced the test's failure rate, leading to a less frequent need to require blood redraws from the patient. We have begun to transition several of our laboratory partners to a cloud-based distribution model and intend to move to this model more broadly. We anticipate this will reduce sample shipping, labor, and material costs at our CLIA-certified laboratory in California.

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  Apply our expertise in prenatal diagnostics to expand our offering.  We intend to broaden our disease coverage in prenatal diagnostics, and we plan to incorporate the ability to screen for additional disorders in our Panorama panel that we will select based on severity, prevalence, and detection capability. We are also working on leveraging our technology to detect intact fetal cells and fetal cell mixtures from a mother's blood draw, which would allow us to measure more of the fetal genome non-invasively.

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  Leverage our technology to enable applications beyond prenatal testing.  We are applying our technology to the development of new diagnostic tests for cancer. We believe our ability to detect a single mutated fragment of DNA in a large background of plasma DNA together with our ability to detect CNVs at low fractions of DNA placed us in a strong position to develop tests in cancer therapy monitoring, recurrence monitoring and early detection. We are developing tests to analyze circulating tumor DNA of common forms of the disease, including ovarian, breast, and lung cancer. Our intention is to access the broad, global distribution network that we have built for our existing products to enhance the reach and commercial potential of our cancer products. Beyond our own development efforts and the reach of our existing partners, we intend to offer our automated mmPCR design tool as a service to researchers and CLIA-certified laboratories, allowing them to design their own assays targeting any genomic region of interest and then access our cloud-based distribution platform to analyze the resulting data. This approach should allow us to broadly reach far more of the cancer diagnostic market than we would be able to access with only our internally-developed products and direct sales force, including, in particular, the markets for cancer therapeutics and recurrence monitoring.

Products

        Our products demonstrate our expertise in molecular biology and bioinformatics and currently serve the reproductive medicine product area. Currently, all of the products we offer, except two, are our own LDTs because we designed, developed, and validated them for use in our CLIA-certified laboratory in California. We have recently launched Constellation, our cloud-based software, which is helping to enable our cloud-based distribution model. We currently offer the following products for the identified applications:

        NIPT: Panorama.    Our NIPT product, which we market under the Panorama brand, helps physicians assess fetal genetic abnormalities through non-invasive measures. Panorama can assess the risk of well-known conditions, such as Down syndrome, and lesser known serious abnormalities, such as Edwards and Patau syndromes. In aggregated data from validation studies published in Obstetrics & Gynecology and Prenatal Diagnosis, Panorama has demonstrated combined sensitivity of greater than 99% and specificity of greater than 99.9% per disorder for the Down, Edwards, and Patau syndromes and triploidy. In these studies, Panorama made no errors in fetal sex determination. This non-invasive test is an advance over traditional methods such as serum screening and provides greater accuracy and broader coverage.

Panorama can be performed as soon as nine weeks into a pregnancy, which is significantly earlier than traditional methods, such as serum protein measurement. Panorama enjoys a number of advantages over first-generation NIPTs, including enhanced performance, broader disease coverage and more accurate identification of fetal sex.

        Panorama also has the capability to screen for five of the most common genetic diseases caused by microdeletions using the Panorama microdeletions panel. Microdeletions are missing sub-chromosomal pieces of DNA, which can have serious health implications depending on the location of the deletion. Most of the quantitative method NIPTs do not screen for microdeletions. Our sensitivity for 22q11.2 deletion syndrome, which is caused by the deletion of a small piece of chromosome 22, is greater than 95% for deletions of approximately 2.9Mb based on data published in the American Journal of Obstetrics & Gynecology. We believe this sensitivity is higher than any competing microdeletions tests currently offered in the NIPT sector. For a child with 22q11.2 deletion syndrome, early diagnosis and intervention can lead to a significant improvement in quality of life. Because microdeletions are more prevalent than fetal aneuploidies and their prevalence is independent of maternal age, we believe our microdeletions panel will be a significant driver of Panorama adoption in all risk categories. For the three months ended March 31, 2015, approximately 83% of customers who ordered the basic Panorama panel directly from us have also ordered screening for 22q11.2 deletion syndrome or the full microdeletions panel.

        Panorama starts with a simple blood draw from the mother, either in a doctor's office or in a laboratory, as early as nine weeks into a pregnancy. Currently, all samples are then sent to our CLIA-certified laboratory in California. Next, we separate the plasma that contains maternal and fetal DNA and the "buffy coat" that contains maternal DNA in white blood cells. If available, we collect a cheek swab sample from the father, which can reduce the probability of needing a second blood draw. We extract DNA from each sample, process it to amplify the specific SNPs that we are interested in measuring and then sequence the DNA using NGS. Using our proprietary bioinformatics technology, we analyze the DNA sequences to assess the state of the fetal genome, focusing on the SNP data, while incorporating public information about the human genome. Our bioinformatics algorithm builds billions of detailed models of the potential genetic state of the sample to determine the most likely diagnosis. After Panorama generates its result, we provide the doctor or our laboratory partner with a simple report showing the risk that abnormalities are present in the fetus. Approximately 70% of Panorama results currently are delivered within seven calendar days after we receive the blood sample, and approximately 98% currently are delivered within ten calendar days.

Case Study: Panorama indicates a problem, which is found to be a complete molar pregnancy

        A 41 year-old woman conceived through the implantation of two embryos via IVF. Only one fetus developed because the second embryo developed into a full molar pregnancy caused by each cell of the fetus having two copies of paternal DNA and no copies of maternal DNA. Such a pregnancy can be dangerous to the mother as it can lead to pregnancy-related tumors that proliferate uncontrollably and sometimes fatally. In this case, the detection of the molar pregnancy was complicated by the presence of a normal fetus, such that an ultrasound and amniocentesis indicated a normal singleton pregnancy. An abnormal Panorama result, however, indicated a vanishing twin or triploid pregnancy and spurred this woman's doctor to carefully monitor her pregnancy. At a subsequent visit, it was discovered that the sole fetus's heartbeat had stopped, and the pregnancy was evacuated. Follow-up testing revealed the molar pregnancy. No other NIPT would have flagged this pregnancy for the potential of a vanishing twin or triploidy, and even the invasive amniocentesis identified this pregnancy as normal. Had the close monitoring due to the abnormal Panorama result not occurred, the demise of the fetus may not have been identified until after 20 weeks gestation, which would have increased this woman's risk of developing cancer. This woman's physicians can now monitor her for the development of tumors and cancer.

        CS: Horizon.    Our CS test, which we market under the Horizon brand, is designed to screen for genetic defects in individuals or couples that take the test before or during a pregnancy. Horizon helps couples determine if they have genetic mutations, which, if passed to the child, could cause a disease in the child. Physicians can offer both Panorama and Horizon to a patient using a single blood draw. Our test panel includes disorders recommended by experts including ACMG, ACOG and the Victor Center for the Prevention of Jewish Genetic Diseases, including cystic fibrosis, Fragile X syndrome, spinal muscular atrophy and various diseases common in certain populations such as Ashkenazi Jewish and African heritage populations, such as sickle-cell disease. Targeted sequencing and analysis of the genetic information is performed to analyze the DNA from the individual's blood sample to determine if the individual is a carrier for the genetic disease in question. Horizon test results are generally returned in less than 10 business days from the day we receive the blood sample and often sooner, depending on the individual subtests ordered.

        We have recently launched an improved version of the Horizon test, offering multiple test panels with more diseases, including DMD and hemoglobinopathies and, in the near future, a total of more than 250 disorders. DMD is more prevalent in males than SMA. The improved test is designed to offer more flexibility with sample collection, by accepting both blood and saliva, as well as improved sensitivity across ethnicities for the core conditions such as cystic fibrosis. Saliva collection will expand access where phlebotomy services are not available. We anticipate that this improved offering will significantly increase the value we deliver for our obstetrician and gynecologist, or OB/GYN, and IVF customers.

        PGS and PGD: Spectrum.    Our PGS and PGD tests, which we market under the Spectrum brand, are for couples undergoing IVF.

        Embryos created through IVF procedures have a high rate of non-viable chromosomal abnormalities, so doctors often implant multiple embryos to increase the chances of a successful pregnancy. This may lead to multiple births, increasing the mortality, preterm birth, and birth complication rates in those pregnancies. These embryos also often have chromosomal abnormalities that will not put the pregnancy at risk but could lead to the birth of a child with serious medical conditions. Our PGS test screens embryos for chromosomal abnormalities prior to embryo transfer. This allows IVF physicians to select and transfer embryos with normal chromosome results, improving implantation rates and reducing the rate of miscarriage. PGS combined with single embryo transfer, the preferred method to reduce mortality and pregnancy complications, greatly increases the rate of implantation and pregnancy, reduces the risks of a multiple pregnancy and may reduce the need for costly multiple IVF cycles.

        Our PGD test screens embryos for couples undergoing IVF who are concerned about passing on a specific genetic defect to their child because of the results of a CS test, a previously known genetic risk, or because they already have one or more affected children with the genetic defect. Spectrum PGD Single Gene is for couples who know they harbor specific mutations that may lead to an affected child to determine whether the embryo contains the specific mutation in the disease-causing gene. Spectrum PGD Translocation is for a couple where one partner knows he or she has a balanced chromosomal rearrangement, which leads to an increased risk that the embryo may have too much or too little genetic information and may result in infertility, miscarriage, birth defects or disabilities. Our PGD test can analyze DNA from samples as small as a single cell.

Case Study: Natera helps a couple to avoid passing on pre-existing genetic disorder risk to their children

        Jim and Cheryl were referred by their IVF doctor to Natera for Spectrum PGD because of multiple reproductive risk factors: (i) Jim's risk of being a carrier of a Huntington Disease, or HD, gene mutation; (ii) at 39, Cheryl's age put her at increased risk of a pregnancy affected by a chromosome condition, such as Down syndrome; and (iii) Cheryl also carried a balanced chromosome rearrangement called a translocation that put her at a 50% risk with each conception for passing on an unbalanced chromosome rearrangement that would either lead to miscarriage or a baby with severe birth defects. The couple wanted comfort that their baby would be free of all three conditions. They chose to use Spectrum with simultaneous Translocation PGD and 24-chromosome aneuploidy screening because of its ability to test a single cell biopsied from each IVF-created embryo for all three concerns at the same time, with accuracy typically exceeding 99%. Spectrum analyzed single cells from nine different embryos produced by the couple, identifying one that tested negative for the three conditions. Natera also applied a "non-disclosure" testing method that reported which embryos were free of HD without revealing whether Jim was affected, which he did not want to know. The chosen embryo was transferred, resulting in the birth of healthy identical twins.

        POC: Anora.    Our POC product, which we market under the Anora brand, tests miscarriage tissue in women who have experienced one or more miscarriages to determine whether there was an underlying genetic reason for the miscarriage(s). Anora helps couples understand their future options, the likelihood of another miscarriage and whether there are any steps that may help them avoid a miscarriage in future pregnancies.

Case Study: Anora identifies a patient at very high risk for cancer allowing life-saving medical treatment

        A 34 year-old woman suffered a first trimester miscarriage, and her doctor ordered Anora to attempt to determine the cause. Although the initial results showed a male fetus with a normal number of chromosomes, Anora, using a SNP microarray with proprietary bioinformatics, was able to differentiate between the maternal and paternal chromosomes and identified that the fetal chromosomes came from two separate sperm from the father with none contributed by the mother. This rare type of conception develops into a complete molar pregnancy that puts the mother at very high risk to develop a pregnancy-related, and potentially lethal, cancer. Because other types of chromosome testing—traditional karyotyping or array comparative genomic hybridization—cannot differentiate between the maternal and paternal chromosomes' contribution, they would not have identified the molar pregnancy. Anora's differentiated testing method successfully identified this woman's cancer risk, enabling the opportunity for appropriate medical monitoring and early treatment.

        Each of our Spectrum and Anora testing begins when we receive a blood, tissue or single cell sample from the IVF or OB/GYN clinic. We process the sample to extract DNA which is tested at hundreds of thousands of positions of interest on a SNP microarray. We evaluate the data points with our proprietary algorithm, which determines the likelihood that the sample indicates an aneuploidy. We then compile a report and return it to the clinic.

        Paternity Product.    We offer a product, solely through our partners, for non-invasive prenatal paternity testing that allows a couple to safely establish paternity without waiting for the child to be born. Testing can be done as early as nine weeks in gestation using a blood draw from the pregnant mother and alleged father. Our internal data indicates that the accuracy of this test is greater than 99.9%. We have licensed this technology to a third party to perform the test in its clinical laboratory.

        Constellation—Cloud-Based Genetic Data Analysis Software.    This product supports our cloud-based distribution model by providing partners with access to our algorithm to have raw genetic sequencing data analyzed in the cloud. We have begun using this distribution model with laboratories inside and outside the United States, for both commercial products and research applications. We are also able to leverage Constellation to more efficiently perform our internal commercial laboratory activities and to perform research and development of our products. In July 2014, we achieved a CE Mark from the European Commission for Constellation and in May 2015, we achieved a CE Mark for the key reagent kits that our partners will need to run their portion of the Panorama test prior to accessing our cloud-based software. These two CE Marks enable our cloud-based distribution model in the European Union and other countries that accept a CE Mark. We are also engaged in discussions with the FDA for use of a version of our software to support our cloud-based distribution model in the United States. The FDA has recently indicated to us that this software may be appropriate for review under the de novo classification process. The FDA has also stated to us that it will not prevent us from marketing the software in the United States while we continue to discuss how our software will be regulated and the FDA determines the regulatory pathway.

  Access to Genetic Counselors

        After receiving a report with results from any of our products, doctors have access by phone to our team of genetic counselors should they have any questions or require any guidance in interpreting the results. Patients themselves may contact our genetic counselors by phone, with direct access provided to all patients who are tested with Spectrum or Anora and patients who have a high risk result for a genetic disease based on the Horizon screening or for a microdeletion syndrome based on the Panorama screening.

  Easy Electronic Interface for Physicians

        Natera Connect is our physician portal, which enables our customers to easily complete various tasks online including ordering tests, tracking the status of a patient's test, reviewing patient results online, sharing results with patients, connecting with genetic counselors, ordering supplies and educational materials, and offering live chat support. We also provide a service to integrate with our customers' EMR systems to provide physicians a seamless experience of ordering tests and reviewing patient test results directly through their EMR systems. Additionally, we are improving Natera Connect to interface with customer EMR systems to auto-populate relevant patient information in Natera Connect, enabling a one stop physician portal for our products.

  Publications, Presentations and On-Going Clinical Trials

        The table below lists articles that have been published in peer-reviewed journals discussing our products, their performance and scientific breakthroughs made possible by our technology. In addition, our technology and products have been featured in over 80 abstracts that have been presented at major medical and industry conferences since 2008.

Study	Publication

NIPT
Noninvasive prenatal testing for 22q11.2 deletion syndrome: deeper sequencing increases the positive predictive value	American Journal of Obstetrics & Gynecology (in press)
Detection of a complete molar pregnancy by single nucleotide polymorphism-based noninvasive prenatal testing	Ultrasound in Obstetrics and Gynecology (March 2015)
Expanding the scope of non-invasive prenatal testing: detection of fetal microdeletion syndromes	American Journal of Obstetrics & Gynecology (March 2015)
Clinical Experience and Follow-Up with Large Scale Single-Nucleotide Polymorphism-Based Noninvasive Prenatal Aneuploidy Testing	American Journal of Obstetrics & Gynecology (November 2014)
Detection of Triploid, Molar, and Vanishing Twin Pregnancies by a Single-Nucleotide Polymorphism-Based Noninvasive Prenatal Test	American Journal of Obstetrics & Gynecology (October 2014)
Single-nucleotide polymorphism-based noninvasive prenatal screening in a high-risk and low-risk cohort	Obstetrics & Gynecology (August 2014)
Non-invasive prenatal detection of trisomy 13 using a single nucleotide polymorphism- and bioinformatics-based approach	PLOS ONE (May 2014)
Prenatal detection of fetal triploidy from cell-free DNA testing in maternal blood	Fetal Diagnosis and Therapy (October 2013)
SNP-based non-invasive prenatal testing detects sex chromosome aneuploidies with high accuracy	Prenatal Diagnosis (July 2013)
Validation of targeted sequencing of single-nucleotide polymorphism for non-invasive prenatal detection of aneuploidy of chromosomes 13, 18, 21, X and Y	Prenatal Diagnosis (April 2013)
Non-invasive prenatal aneuploidy testing of chromosomes 13, 18, 21, X, and Y, using targeted sequencing of polymorphic loci	Prenatal Diagnosis (October 2012)
POC
Genomic imbalance in products of conception: single nucleotide polymorphism chromosomal microarray analysis	Obstetrics & Gynecology (August 2014)
Reliability of 46,XX results on miscarriage specimens: a review of 1,222 first-trimester miscarriage specimens	Fertility and Sterility (October 2013)
Informatics enhanced SNP microarray analysis of 30 miscarriage samples compared to routine cytogenetics	PLOS ONE (March 2012)
PGS and PGD
Common variants spanning PLK4 are associated with mitotic-origin aneuploidy in human embryos.	Science (April 2015)
Whole genome prediction for preimplantation genetic diagnosis	Genome Medicine (April 2015)
Origins and rates of aneuploidy in human blastomeres	Fertility and Sterility (December 2011)
Comprehensive analysis of karyotypic mosaicism between trophectoderm and inner cell mass	Molecular Human Reproduction (December 2010)
Preclinical validation of a microarray method for full molecular karyotyping of blastomeres in a 24-h protocol	Human Reproduction (January 2010)
Current methods for preimplantation genetic diagnosis	Journal of Clinical Embryology (Spring 2010)
Paternity Testing
Informatics-based, highly accurate, noninvasive prenatal paternity testing	Genetics in Medicine (December 2012)

        We continue to validate the efficacy of our tests in on-going clinical trials. For example, we have recently closed enrollment in our PreNATUS clinical trial that is being run at approximately 32 sites with Columbia University acting as the coordinating site and George Washington University acting as the data coordinating center. The analysis phase is ongoing. This international study will analyze more than 700 samples from a population of pregnant women at between eight and 23 weeks gestational age, including 120 women with a fetus with an autosomal triploidy. Each subject will undergo invasive testing regardless of indication, which means they would be considered high-risk for the purposes of FDA approval, and the invasive testing result will be used as the clinical standard to assess the performance of Panorama. This study was designed such that the results could be used in a filing with the FDA to support FDA approval of Panorama as an in vitro diagnostic, or IVD. An IVD, unlike an LDT, is not limited to development and use in a single laboratory, and thus can be used in any laboratory that has the appropriate qualifications and authorizations to run the test. An IVD customer, unlike an LDT customer, would not be required to develop any part of the test themselves. We have informed the FDA in March 2015 that we are actively pursuing a premarket approval, or PMA, for Panorama as an IVD, which would allow us, if successful, to provide for a broader base of customers.

        Additionally, we are enrolling patients in DNAFirst, a study run through Women and Infants Hospital in Rhode Island. DNAFirst has been developed as a clinical utility trial to assess how NIPT can best be integrated into clinical practice. As part of this trial, we will run the Panorama test on all pregnant women in Rhode Island who are interested in participating, and we expect enrollment to be between 3,000 and 3,500 women.

        We are enrolling patients in the SNP-based Microdeletions and Aneuploidy RegisTry (SMART) study. In this registry study, we expect to collect follow up outcomes for 10,000 pregnancies that are undergoing prenatal testing for whole chromosome aneuploidy and microdeletions with Panorama. We are also collecting perinatal data from all patients and follow-up genetic samples from participants found to be at high risk either through NIPT or other means, which would allow follow-up and additional analysis of potential correlation between fetal fraction and placental complications. We are collecting the data in accordance with FDA guidelines so that the samples could be used in a filing with the FDA to support Panorama as an IVD.

        In addition to our clinical trials, we actively collect and record follow-up data from our patients who receive invasive testing after receiving Panorama. We continue to monitor the accuracy of our tests and expect to report this follow-up data in future publications.

  Performance of the mmPCR Assay

        An illustration of the resolution that can be achieved with our mmPCR capability is provided below. The figures display data from our approximately 20,000 primer mmPCR assay, where each assay targets one SNP. On the left, the assay is applied to a large genomic DNA sample from a child. On the right, the assay is applied to a single cell from the same child. Each dot represents data from a particular SNP location on a chromosome. The assay measures the amount of each of the two possible sequences of nucleotides, or alleles, at each SNP. The plots below show the relative proportion of the two alleles, plotted along the vertical axis, for each of the approximately 20,000 SNPs, arranged sequentially along the vertical axis. The two alleles are arbitrarily labeled A and B, and the dot is colored according to the allelic contribution of the mother—red (A) or blue (B). Those SNPs where both copies of DNA in the child contain only the A allele are red and are found at the very top of the plot, and those SNPs where both copies of DNA in the child contain only the B allele are blue and are found at the very bottom of the plot. The SNPs where the fetus contains at least one copy of the A allele and one copy of the B allele are found near the center of the plot. The four vertical bars separated by dotted lines display data from chromosomes 13, 18, 21 and X. For chromosomes 13, 18 and X, the middle band is centered on 0.5; which indicates that for those SNPs, the child has one copy of the A allele and one copy of a B allele (and therefore a relative proportion of 0.5), and, therefore, has the right number of chromosomes—two. In this sample, an additional chromosome is present at chromosome 21, which indicates the presence of trisomy 21. For chromosome 21, the bands centered at 0.33 and 0.66 signal the additional nucleotides contributed by the mother. The band centered at 0.33 represents SNPs where the child has two copies of the B allele and one copy of the A allele, and the band centered at 0.66 represents SNPs where the child has two copies of the A allele and one copy of the B allele. The assay clearly quantifies the difference between single molecules of a particular allele at each SNP. The images demonstrate our ability to derive actionable information from tiny quantities of DNA, as the data from a single cell in the image on the right is nearly as informative as the data from a large genomic sample in the image on the left.

  Potential Product Pipeline

        We have initiated efforts to perform single cell analysis in NIPT and to leverage our technology and processes in the field of cancer testing, but we do not have products for these applications at this time.

        We have developed an automated tool for assay design that meaningfully streamlines our development process. When developing new diagnostic tests, we simply specify the genomic variations and copy number regions we are interested in detecting, and our tool generates the precise mix of necessary primer designs to obtain an accurate measurement. We plan to offer this automated mmPCR design tool as a service to researchers and CLIA-certified laboratories, allowing them to design their own assays targeting any genomic region and then access our cloud-based distribution platform to analyze the resulting data. In exchange for such access, we would expect to receive a fee or future royalties on any applications developed and commercialized. Some areas that we believe other researchers and laboratories may be interested in applying this technology are: cancer detection in liquid, e.g. bladder cancer, forensic identity analysis in mixtures for law enforcement, organ transplant rejection monitoring, agricultural sample screening for patented lines, prenatal relationship testing for veterinary breeding and cell line purity testing for cell repositories.

Distribution Channels

        We distribute our products through two main channels:

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  direct sales, which is directly to an ordering maternal fetal medicine, or MFM, or OB/GYN, physician or physician practice, IVF center, or integrated health system; or

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  through a laboratory partner.

        For the NIPT market, Panorama is typically ordered by an MFM or OB/GYN. There are over 37,000 OB/GYNs in the United States and most of them practice generalist medicine for women's health. They typically only assist women with average-risk pregnancies and will refer women with high-risk pregnancies to one of the more than 2,000 MFMs in the United States. In the longer term, we believe that Panorama will be adopted by physicians for broader use in average-risk pregnancies. Therefore, we anticipate that OB/GYNs will account for an increasing share of Panorama orders in the future.

        In the United States, we engage in a mix of direct sales and sales through our laboratory partners. We have utilized laboratory partners in the United States to capitalize on their relationships with MFMs and OB/GYNs, large distribution capabilities, and commercial infrastructure. We are currently partnered with leading academic and commercial laboratories. Our partners' capabilities augment our direct sales capabilities. We are able to offer direct accounts our full suite of products, including Panorama, the Panorama microdeletions panel, Horizon carrier screening and Anora products of conception testing. We have substantially expanded our direct sales force and efforts. As our direct sales force has gained experience selling under our name, we have developed our own strong relationships, and we have been increasing the number of our in-network contracts with payers. We intend to continue certain laboratory partner relationships in the United States where we have identified laboratory or distribution partners who share our focus on premium quality and service. In the future, we may develop certain cancer diagnostics, which we also expect to be able to offer through our direct sales force and through our established partner network.

        Outside of the United States, where our products are sold in over 60 countries, we currently sell predominantly through partner laboratories. We are currently contracted with leading laboratories in Germany, Spain, Switzerland, Canada and Brazil. Except for in two countries, none of our laboratory partners have the exclusive right to sell our products in a particular territory.

        For the year ended December 31, 2014, our domestic direct sales business accounted for 59% of our total revenues and the majority of these revenues were received from third-party payers. Our domestic laboratory partners and other channels accounted for 26% of our 2014 revenues. Our international sales—direct and laboratory partners combined—accounted for 14% of our 2014 revenues. For the three months ended March 31, 2015, our domestic direct sales accounted for 80% of our total revenues and the majority of these revenues were received from third-party payers. Our domestic laboratory partners and other channels accounted for 6% of our revenues for the three months ended March 31, 2015. Our international sales—direct sales force and laboratory partners combined—accounted for 14% of our revenues for the three months ended March 31, 2015. As discussed elsewhere in this prospectus, in 2014, our two largest U.S. partners at that time, Progenity and Quest, terminated our agreements and no longer market our tests.

        We have recently created a new distribution channel for laboratories to access our molecular and bioinformatics capabilities worldwide via a cloud-based distribution model. Our mmPCR technology is sufficiently robust to be run in standard equipment, and extensive quality controls inherent in the design of our algorithm will allow laboratories around the world to run tests using our technology and receive results with consistent quality. In our cloud-based distribution model in the United States, we plan to license our technology to laboratory partners, who will develop and run their own LDTs under this license and use sequencing reagents and DNA extraction kits purchased from third parties of their choosing. We will distribute to these partners, through the cloud, our bioinformatics algorithm to analyze the data resulting from the performance of the partner's LDT. We have begun using this cloud-based distribution model with a partner that is performing our non-invasive prenatal paternity test under license and having the resulting data analyzed by our algorithm in the cloud. As of June 20, 2015, we have signed contracts with four U.S. partners to develop their own LDTs and access our algorithm through the cloud-based model. Outside of the United States, the model is different because we can directly supply our partners with appropriate reagents and kits. The international partners also can sell under the Panorama brand name but are required to meet certain quality standards. We have signed five agreements with partners outside the United States to develop and run their own NIPT test under our cloud-based model, including partners in China, Canada, India, Switzerland and Southeast Asia. We are in active discussions with many other potential partners in the United States and abroad to continue to grow our cloud-based distribution network.

        In July 2014, we achieved a CE Mark from the European Commission for Constellation, our cloud-based analytical software. In May 2015, we achieved a CE Mark for the key reagent kits that our partners will need to run their portion of the Panorama test prior to accessing our cloud-based software. These two CE Marks enable our cloud-based distribution model in the European Union and other countries that accept a CE Mark. We are pursuing other regulatory authorizations, as needed, to allow the international roll out of our cloud-based distribution model in regions that do not accept the CE Mark.

        In parallel, we are currently engaged in discussions with the FDA regarding the regulatory status of a version of our software to support our cloud-based distribution model in the United States. While the FDA has not yet committed to the appropriate regulatory pathway for our software, it has stated to us that it will not prevent us from marketing the software in the United States while we continue to discuss with the FDA how our software will be regulated and the FDA determines the regulatory pathway; however, it is possible that the FDA may reverse itself on the issue of our ability to continue to market the software during our discussions. The FDA's decision as to how to regulate our software could also be impacted by its plans to regulate LDTs discussed in "—Government Regulations." We believe that, while we will be required to expend time and effort to identify and negotiate agreements with partners, only limited additional capital expenditure will be required to bring the cloud-based distribution model to market if our discussions with the FDA are successful.

Sales and Marketing

        Our sales representatives promote our products directly to physicians and also provide field level support to our U.S. laboratory partners' sales forces, when requested. Our international sales team focuses on the development of new laboratory partners, sales of Panorama, fostering relationships with key opinion leaders and managing existing laboratory partner relationships. We continually improve and simplify the process for ordering our products and receiving our test reports, including through our Natera Connect platform. We have also enabled access for our customers to our network of over 2,000 phlebotomy centers, where patients using our tests can have their blood drawn.

        We strive to develop strong relationships with ordering physicians and physician practices to build loyalty. We also provide features and services to improve access to our products and to enhance the customer experience. Natera Connect is our physician portal, which enables our customers to easily complete various tasks online including ordering tests, tracking status of a patient's test, reviewing patient results online, sharing results with patients, connecting with genetic counselors, ordering supplies and educational materials, and offering live chat support. We are building a patient portal and mobile application with services that are both informative and valuable through a patient's test journey. This includes pre-test information, enhancing the test experience through expanded options for sample collection, enabling test transparency and proactive engagement to follow up with a patient during and after the test, and offering free information sessions with genetic counselors before and after the test.

        We also cross-sell more than one of our products for use by a patient. For example, we are promoting the use of our Panorama and Horizon products together for pregnant women who have not had a CS test at the time they are ready to have an NIPT performed. These tests can both be run using one blood draw from the mother. Also, because of the importance and demand for the ability of Panorama to test for 22q11.2 deletion syndrome, we have included that feature in addition to our basic Panorama panel, unless the patient or physician ordering the test opts out of the 22q11.2 deletion syndrome screen. For the three months ended March 31, 2015, approximately 83% of customers who ordered the basic Panorama panel directly from us also ordered screening for 22q11.2 deletion syndrome or the full microdeletions panel. We have also enabled access for our customers to our network of phlebotomy centers, where patients using our tests can have their blood drawn.

        We market directly to physicians through clinical journals, educational webinars, conferences, tradeshows and e-mail marketing campaigns. While we do not sell directly to patients, we do engage in brand awareness campaigns directed at patients to highlight our products. Our marketing and medical science liaison team works extensively with key opinion leaders in the prenatal genetic testing field. We have established a medical advisory board, consisting of more than a dozen top academic and private MFMs, OB/GYNs and geneticists, and a global speakers' bureau with more than 50 members. We also dedicate resources to assist our laboratory partner network in marketing Panorama and our other products by conducting joint events, joint advertising and developing joint tools with our partner network.

  Importance of Professional Societies and Patient Advocacy Groups

        Professional societies such as ACMG, ACOG, the International Society for Prenatal Diagnosis, or ISPD, and the National Society for Genetic Counseling play an important role in developing practice guidelines for physicians. These guidelines are generally interpreted as recommendations and expectations for standard medical practice, but not necessarily requirements or restrictions on physician choice. Different societies may also disagree over what constitutes good practice. For example, population-wide screening for spinal muscular atrophy is recommended by ACMG but not by ACOG. Nonetheless it is difficult to change practice patterns and reimbursement patterns on a broad level without support from the medical societies. We are committed to working collaboratively with these professional bodies, both in the United States and around the world, towards enabling greater access for patients to our products. ISPD has issued guidelines and ACMG has issued a statement that are supportive of NIPT in average risk pregnancies, which represent roughly 80% of the market, as well as high-risk pregnancies.

        Patient advocacy groups also have influence within the prenatal testing community. We have an exclusive partnership with the International 22q11.2 Deletion Syndrome Foundation, Inc., the leading patient advocacy and support group for families worldwide caring for someone with the 22q11.2 deletion syndrome. The joint mission of our relationship is to raise awareness about 22q11.2 deletion syndrome and the importance of early diagnosis. We do not have a written agreement with this Foundation, but we have made or pledged small contributions to this Foundation and a local hospital with which members of the Foundation are affiliated.

Key Relationships

  Clinical Laboratory Partners

        In addition to sales we make through our direct sales force, we distribute many of our products, both in the United States and internationally, through laboratory partners because many such laboratory partners have well-established relationships with MFMs and OB/GYNs. These customers also frequently have in-network contracts with key third party payers. Through our direct sales effort and our worldwide network of over 70 laboratory and distribution partners, we have established a broad distribution channel that includes over 600 genetics-focused sales representatives. We and our laboratory partners have in-network contracts with insurance providers that account for over 140 million covered lives in the United States. Our target market for NIPT is a much smaller subset of these covered lives because it excludes men, children and post-menopausal women who would not be users of our products. Where we have identified laboratory partners who share our focus on premium quality and service, we also contract with them to distribute our tests.

  Illumina Supply Agreement

        In August 2013, we entered into a three-year supply agreement with Illumina, Inc. for the supply of Illumina genetic sequencing instruments and reagents. Last year, we amended the supply agreement, including to extend the term until September 2017. During the term of the supply agreement, Illumina has agreed to supply us with sequencers, reagents and other consumables for use with the Illumina sequencers. During the term of the supply agreement, we must provide a forecast, on a monthly basis, detailing our needs for certain of the Illumina products. The first four calendar months of each forecast are binding and the fourth month can vary by only up to 25% more or less than what was forecasted for that month in the prior month's forecast. In addition, during each calendar quarter, we must spend a minimum amount on reagents under this agreement. We and Illumina have agreed on prices for the sequencers and reagents, for which we are entitled to certain discounts based on total spend and other factors. We must pay a fee to Illumina for each clinical test that we perform using Illumina reagents. We are not bound to use exclusively Illumina's sequencing instruments and reagents for conducting our sequencing, but if we do use other sequencing instruments and reagents, we will no longer be entitled to discounts from Illumina. Illumina may only terminate the agreement: if we materially breach the agreement and fail to cure such breach within 30 days after receiving written notice of such breach, and only after complying with additional notice provisions; if we become the subject of certain bankruptcy or insolvency proceedings or in connection with certain changes of control of Natera. We may terminate the agreement: if Illumina materially breaches the agreement and fails to cure such breach within 30 days after receiving written notice of such breach, and only after complying with additional notice provisions; if Illumina becomes the subject of certain bankruptcy or insolvency proceedings; in connection with certain supply failures by Illumina or for convenience with four months written notice. The agreement also contains use limitations, representations and warranties, indemnification, limitations of liability and other provisions.

Competition

        We compete with numerous companies that have developed and market NIPTs, including Sequenom, Inc., Illumina, Inc., through its Verinata division, Ariosa, Inc., which was recently acquired by F. Hoffman La-Roche Ltd, Laboratory Corporation of America Holdings, Counsyl, Inc., Beijing Genomics Institute, or BGI, and Berry Genomics Co., Ltd. We expect additional competition as other established and emerging companies enter the prenatal testing market, including through business combinations, and new tests and technologies are introduced. These competitors could have greater technological, financial, reputational and market access resources than us.

        We also compete against companies providing CS tests such as Laboratory Corporation of America Holdings, Counsyl, Inc, Good Start Genetics, Inc., Progenity, Recombine, and Quest. Each of these companies offers comprehensive carrier screening panels. Other laboratories offer CS testing for other diseases, particularly cystic fibrosis.

        Our POC, PGS, PGD, and NIPT products face competition from various laboratories that offer or seek to offer competing solutions. In addition, our future products, such as products in the field of cancer, will face competition from various companies that offer or seek to offer competing solutions. There are currently other companies, such as Guardant Health, Inc. and Personal Genome Diagnostics, Inc., that have developed and are offering commercially in the United States clinical cancer diagnostic tests that examine blood samples, rather than solid tumor biopsies, which are the type of cancer diagnostic tests that we are seeking to develop. There are a number of other companies seeking to develop such tests.

        We believe the principal competitive factors in our market include the following:

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  test performance, as demonstrated in clinical trials;

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  comprehensiveness of coverage of diseases and ability to conveniently test for multiple conditions;

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  value of product offerings, including pricing and impact on other healthcare spending;

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  scope of reimbursement and payer coverage;

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  effectiveness of sales and marketing efforts;

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  breadth of distribution of products and partnership base;

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  development and introduction of new, innovative products;

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  operational execution, including test turn-around time and test failures;

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  key opinion leader support;

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  brand awareness; and

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  ease of integration for laboratories, including for cloud-based distribution models.

Specific market share data regarding our products is not publicly available, and consumers may choose to use competing products for a variety of reasons, including lower cost. We believe, however, that we compete favorably on the basis of the factors above, particularly test performance, comprehensiveness of coverage of diseases and ability to conveniently test for multiple conditions, value of product offerings and effectiveness of sales and marketing efforts.

Research and Development

        We were founded on the belief that serious unmet needs in healthcare could be addressed by combining traditional molecular diagnostics with robust statistical techniques, and this belief is the basis of our research and development efforts. We focus our research and development efforts on conceiving and delivering disruptive technologies to genetic testing. We have invested, and continue to invest, significant time and resources toward improving and expanding our core technologies and tests. We have developed an automated tool for assay design that meaningfully streamlines our development process. When developing new diagnostic tests, we simply specify the genomic variations and copy number regions we are interested in detecting, and our tool generates the precise mix of necessary primer designs to obtain an accurate measurement. Research and development expenses were $11.6 million and $17.3 million for 2013 and 2014, respectively, and $4.3 million and $5.6 million for the three months ended March 31, 2014 and 2015, respectively.

        In addition to our oncology products described above, we plan to dedicate resources to continue our research and development efforts to improve our NIPT product, including efforts to extend our cfDNA test and also to seek to develop new approaches to NIPT. For example, our SNP-based platform is well suited to analyze isolated fetal cells. Isolation techniques are typically contaminated with—or completely comprised of—maternal cells. Our SNP-based approach can accurately detect mixtures with contamination due to contaminating DNA where quantitative approaches would likely fail. This capability would allow us to analyze isolated circulating fetal or circulating tumor cells instead of cell free DNA. Working with intact cells or cells from a mixture may enable more extensive coverage of diseases, such as more microdeletion syndromes and select gene conditions, with high sensitivity and specificity. In addition, this method would be affected less by tissue heterogeneity, when compared to NIPT.

Intellectual Property

        We rely on a combination of patents, trade secrets, copyrights and trademarks, as well as contractual protections, to establish and protect our intellectual property rights. As of June 15, 2015, we had six issued U.S. patents, one issued Australian patent and two issued Chinese patents. Our U.S. patents are as follows:

U.S. Patent Number	Expiration Date	Subject Matter
8,532,930	March 12, 2029	ex vivo copy number determination methods directed to, among other things, certain aspects of our Panorama, Spectrum and Anora products
8,682,592	November 22, 2026	ex vivo copy number determination methods directed to, among other things, certain aspects of our Panorama, Spectrum and Anora products
8,515,679	March 12, 2029	ex vivo copy number determination methods directed to, among other things, certain aspects of our Panorama and Spectrum products
8,024,128	September 11, 2027	methods for predicting clinical outcomes not specifically tied to any of our current commercial products
8,825,412	March 12, 2029	methods of fetal aneuploidy determination
8,949,036	December 9, 2033	methods for non-invasive ploidy calling

        The expiration dates of these patents may be eligible for patent term extension in certain circumstances if the applicable legal requirements are satisfied. We also have issued patents on a version of the 8,024,128 patent in China and Australia. As of June 15, 2015, we had 42 pending U.S. patent applications and a number of applications in various foreign jurisdictions.

        We own a number of registered trademarks and trademark applications. We have registered the trademark "Panorama" in Argentina, Australia, China, the European Union, Japan, Mexico, Peru, Russia and South Korea. We also have numerous applications pending registration, namely, applications approved for publication for opposition in Brazil, Canada, China, India, and Israel; a United States application allowed for registration; and applications filed and pending in Hong Kong, Malaysia, Singapore, South Africa, and Switzerland.

        The "Natera" trademark is registered in the United States, Australia, Canada, China, the European Union, Japan and Russia. We also have numerous applications pending registration, namely, applications approved for publication for opposition in Brazil; and applications filed and pending in Argentina, China, Hong Kong, India, Israel, Malaysia, Mexico, Peru, Singapore, South Africa, South Korea, and Switzerland.

        The trademark "Powered by SNPS" is registered in the United States and the European Union, and pending applications for registration have been approved for publication for opposition in Australia and Canada. Our applications to register the "Anora" and "Spectrum" trademarks have been allowed in the United States and we expect them to complete registration. Finally, we have pending applications to register the trademark "Constellation" in the United States and the European Union.

        We also rely on trade secret protection embodied in our software used to analyze genetic information. We believe that our trade secret protection provides us with a competitive advantage because developing software comparable in performance to our software and molecular biology procedures for use with the software would be time consuming and expensive. We seek to protect our trade secrets and other confidential information by requiring our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and by controlling access to our software, documentation and other proprietary information. We are also seeking patent protection for our methods of obtaining and analyzing genetic information.

        In the past, parties have filed, and in the future parties may file, claims asserting that our technologies or products infringe on their intellectual property. We currently face a lawsuit from a competitor asserting patent infringement, as described in "Risk Factors" and in "—Legal Proceedings." We cannot predict whether other parties will assert such claims against us, or whether those claims will harm our business. The field of non-invasive prenatal genetic diagnostics is complex and rapidly evolving, and we expect that we and others in our industry will continue to be subject to third-party infringement claims.

Government Regulations

Clinical Laboratory Improvement Amendments of 1988 and State Regulation

        As a clinical laboratory, we are required to hold certain federal and state licenses, certifications and permits to conduct our business. As to federal certifications, in 1988, Congress passed the Clinical Laboratory Improvement Amendments of 1988, or CLIA, establishing more rigorous quality standards for all laboratories that perform testing on human specimens for the purpose of providing information for the diagnosis, prevention, or treatment of disease. CLIA requires such laboratories to be certified by the federal government and mandates compliance with various operational, personnel, facilities administration, quality and proficiency testing requirements intended to ensure the accuracy, reliability and timeliness of patient test results. CLIA certification is also a prerequisite to be eligible to bill state and federal healthcare programs, as well as many commercial third-party payers, for laboratory testing services. Our laboratory located in San Carlos, California is CLIA certified. Our laboratory must comply with all applicable CLIA requirements. In addition, we are required to meet certain laboratory licensing requirements for states with regulations beyond CLIA. For more information on state licensing requirements, see "—California Laboratory Licensing" and "—New York Laboratory Licensing."

        CLIA requires that we hold a certificate applicable to the type of work we perform and comply with certain standards. In addition, CLIA requires each certified laboratory to enroll in an approved proficiency testing program if it performs testing in any category for which proficiency testing is required. Such laboratories must periodically test specimens received from an outside proficiency testing organization, such as the College of American Pathologists, or CAP, and then must submit the results back to that organization for evaluation. A laboratory that fails to achieve a passing score on a proficiency test may lose its right to perform testing in the category at issue. Further, failure to comply with other proficiency testing regulations, such as the prohibition on referral of a proficiency testing specimen to another laboratory for analysis, can result in revocation of the referring laboratory's CLIA certification.

        In addition, as a condition of CLIA certification, our laboratory is subject to survey and inspection every other year, as well as being subject to addition random inspections. Under CLIA, the biennial survey is conducted by CMS, a CMS agent (typically a state agency), or, if the laboratory holds a CLIA Certificate of Accreditation, a CMS-approved accreditation organization. Because CLIA is user-fee funded, all costs of administering the program must be covered by the regulated facilities such as ours, including certification and survey costs.

        Laboratories performing high complexity testing are required to meet more stringent requirements than laboratories performing less complex tests. In addition, a high-complexity laboratory like ours that is certified under CLIA may develop, validate and use proprietary tests referred to as LDTs. To date, the FDA has taken the position that generally it will exercise its enforcement discretion and not require pre-market clearance or approval for LDTs; however, CLIA requires validation for any LDT used in clinical testing. All of our current products are LDTs.

        CLIA provides that a state may adopt laboratory regulations that are more stringent than those under federal law, and a number of states have implemented their own more stringent laboratory regulatory requirements. State laws may require that laboratory personnel meet certain qualifications, specify certain quality control procedures, facility requirements or prescribe record maintenance requirements.

        Our laboratory in San Carlos, California has also been accredited by CAP, which means that our laboratory has been certified as following CAP guidelines in operating the laboratory and in performing tests that ensure the quality of our results.

FDA

        In the United States, medical devices are subject to extensive regulation by the FDA under the Federal Food, Drug, and Cosmetic Act, or FDC Act, and its implementing regulations, and other federal and state statutes and regulations. The laws and regulations govern, among other things, medical device development, testing, labeling, storage, premarket clearance or approval, advertising and promotion and product sales and distribution. IVDs are a type of medical device and are tests that can be used in the diagnosis or detection of diseases, conditions or infections, including, without limitation, the presence of certain chemicals, genetic information or other biomarkers. Predictive, prognostic and screening tests can also be IVDs.

        A subset of IVDs are known as analyte specific reagents, or ASRs. ASRs consist of single reagents, which are intended for use in a diagnostic application for the identification and quantification of an individual chemical substance in biological specimens. ASRs are medical devices, but most are exempt from the 510(k) and PMA premarket review processes. As medical devices, ASRs have to comply with some quality system regulation, or QSR, provisions and other device requirements. In 2007, the FDA issued a Guidance Document which clarified and narrowed the scope of products that are considered ASRs.

        To be commercially distributed in the United States, medical devices must receive from the FDA either clearance of a premarket notification, or 510(k), or PMA pursuant to the FDC Act prior to marketing, unless subject to an exemption. The FDA has recently indicated that it might exempt some carrier screening tests from the 510(k)-clearance requirement. Low and moderate risk devices are placed in either Class I or II, respectively. Many Class I devices and some Class II devices, including some software products to the extent that they qualify as a device, are exempt from 510(k) premarket clearance. Those devices exempt from FDA premarket review must nonetheless comply with postmarket "general controls" (see discussion below), unless the FDA has chosen to exercise "enforcement discretion" and not regulate them. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously 510(k)-cleared device or a preamendment Class III device for which PMA applications have not been called, are placed in Class III, requiring PMA. A clinical trial is almost always required to support a PMA application and is sometimes required for a 510(k) application. All clinical studies of investigational devices must be conducted in compliance with any applicable FDA and Institutional Review Board requirements.

        510(k) clearance pathway.    To obtain 510(k) clearance, a manufacturer must submit a premarket notification demonstrating to the FDA's satisfaction that the proposed device is substantially equivalent to a previously 510(k)-cleared device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for submission of PMA applications. The previously cleared device is known as a predicate. The FDA's 510(k) clearance pathway usually takes from three to 12 months, but it can last longer, particularly for a novel type of product.

        PMA pathway.    The PMA pathway requires proof of the safety and effectiveness of the device to the FDA's satisfaction. The PMA pathway is costly, lengthy, and uncertain. A PMA application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing, and labeling. As part of the PMA review, the FDA will typically inspect the manufacturer's facilities for compliance with QSR requirements, which impose elaborate testing, control, documentation, and other quality assurance procedures. The PMA review process typically takes one to three years but can take longer.

        De novo pathway.    If no predicate device can be identified, the product is automatically classified as Class III, requiring a PMA. However, the FDA can reclassify, or use "de novo classification," for a device for which there was no predicate device if the device is low- or moderate-risk. The FDA will identify "special controls" that the manufacturer must implement, which often includes labeling and other restrictions. Subsequent applicants can rely upon the de novo product as a predicate for a 510(k) clearance. The de novo route is less burdensome than the PMA process. A device company can ask the FDA at the outset if the de novo route is available and submit the application as one requesting de novo classification. The de novo route has been used for many IVD products. The FDA has recently indicated to us that our software that enables our cloud-based distribution model may be appropriate for review under the de novo classification process. However, the FDA has not committed to this position and may take a different position in the future.

        Postmarket.    After a device, including a device exempt from FDA premarket review, is placed on the market, numerous regulatory requirements apply. These include: the QSR, labeling regulations, registration and listing, the Medical Device Reporting regulation (which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur), and the Reports of Corrections and Removals regulation (which requires manufacturers to report recalls and field actions to the FDA if initiated to reduce a risk to health posed by the device or to remedy a violation of the FDC Act).

        The FDA enforces these requirements by inspection and market surveillance. If the FDA finds a violation, it can institute a wide variety of enforcement actions, ranging from an untitled or public warning letter to more severe sanctions such as fines, injunctions, and civil penalties; recall or seizure of products; operating restrictions, partial suspension or total shutdown of production; refusing requests for 510(k) clearance or PMA of new products; withdrawing 510(k) clearance or PMAs already granted; and criminal prosecution. For additional information, see "Risk Factors—Risks Related to Government Regulation."

        Research use only.    Research use only, or RUO, products belong to a separate regulatory classification under a long-standing FDA regulation. In essence, RUO products are not regulated as medical devices and are therefore not subject to the regulatory requirements discussed above. The products must bear the statement: "For Research Use Only. Not for Use in Diagnostic Procedures." RUO products cannot make any claims related to safety, effectiveness or diagnostic utility, and they cannot be intended for human clinical diagnostic use. In November 2013, the FDA issued a final guidance on RUO products, which, among other things, reaffirmed that a company may not make clinical or diagnostic claims about an RUO product. A product labeled RUO but intended to be used diagnostically may be viewed by the FDA as adulterated and misbranded under the FDC Act and is subject to FDA enforcement activities. The FDA may consider the totality of the circumstances surrounding the distribution of an RUO product, including how and to whom the product is marketed, when determining its intended use. We purchase and use ASRs, which are medical devices, and other reagents labeled as RUO for use in certain of our tests, and we run our tests on an instrument labeled as RUO.

        Laboratory-developed tests.    LDTs have generally been considered to be tests that are designed, developed, validated and used within a single laboratory. The FDA has historically exercised enforcement discretion and has not required clearance or approval of LDTs prior to marketing.

        On October 3, 2014, the FDA issued two draft guidance documents regarding oversight of LDTs. The draft guidance documents are titled "Framework for Regulatory Oversight of" LDTs, which we refer to as "the Framework Guidance," and "FDA Notification and Medical Device Reporting for" LDTs, which we refer to as the "Notification Guidance." According to the Framework Guidance, the FDA plans to take a risk-based approach to regulating LDTs. According to the draft guidances, all labs with LDTs—except for those only performing forensic testing or certain LDTs for transplantation—would need to comply with some basic statutory requirements, regardless of the risks of the tests, including adverse event reporting, corrections and removals reporting and registration and listing or notification. In addition, "high" risk and "moderate" risk tests not subject to an exemption will need to be the subject of a PMA or 510(k) submitted to the FDA in a phased-in manner. High-risk tests are those that are classified by the FDA as Class III devices. Within those high-risk devices, the FDA identifies the "highest risk devices" as (1) LDTs with the same intended use as an approved companion diagnostic; (2) LDTs with the same intended use as an FDA-approved Class III device and (3) certain LDTs for determining safety and effectiveness of blood or blood products. Moderate-risk tests are those that are classified as Class II devices.

        With regard to premarket review, under the proposed draft guidances, the highest-risk LDTs identified above will be required to start submitting premarket submissions (generally a PMA, but in some instances a 510(k) submission) 12 months after the guidance is finalized and this requirement for the remaining high-risk devices will be phased-in over the following four years. Then, beginning in year 5, moderate-risk LDTs will be subject to premarket submissions. The FDA explicitly states in the Framework Guidance that high-risk LDTs will remain on the market while the FDA reviews the applications; FDA officials have publicly indicated that the agency will adopt the same position for moderate-risk devices. Laboratories that offer high-risk or moderate-risk tests will be required to comply with the applicable sections of the QSR at the time their PMA is submitted or 510(k) is cleared.

        The comment period for the draft guidances closed February 2, 2015. The draft guidances have been the subject of considerable controversy and it is unclear whether the draft guidances will be finalized, and if so, what they will contain. In addition, Congress may act to provide further direction to the FDA on the regulation of LDTs.

        We believe that all of the tests we currently offer, including Panorama, meet the definition of LDTs, as we designed, developed, and validated them for use in our CLIA-certified laboratory. Under the Framework Guidance, we believe that all of the tests we offer, except for our non-invasive prenatal paternity test, including Panorama, will be moderate-risk or high-risk tests.

California Laboratory Licensing

        In addition to federal certification requirements for laboratories under CLIA, licensure is required and maintained for our San Carlos clinical laboratory under California law. The California licensure law establishes standards for the day-to-day operation of a clinical laboratory, including the training and skills required of personnel and quality control. In addition, California law mandates proficiency testing, which involves testing of specimens that have been specifically prepared for the laboratory.

        If a clinical laboratory is out of compliance with California standards, the California Department of Health Services, or DHS, may suspend, restrict or revoke its license to operate the clinical laboratory, assess substantial civil money penalties, or impose specific corrective action plans.

New York Laboratory Licensing

        Because we receive specimens from New York State, our clinical laboratory is required to be licensed by New York, under New York laws and regulations, which establish standards for:

  •
  day-to-day operation of a clinical laboratory, including training and skill levels required of laboratory personnel;

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  physical requirements of a facility;

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  equipment and

  •
  validation and quality control.

        New York law also mandates proficiency testing for laboratories licensed under New York state law, regardless of whether or not such laboratories are located in New York. If a laboratory is out of compliance with New York statutory or regulatory standards, the New York State Department of Health, or DOH, may suspend, limit, revoke or annul the laboratory's New York license, censure the holder of the license or assess civil money penalties. Statutory or regulatory noncompliance may result in a laboratory's operator being found guilty of a misdemeanor under New York law. DOH also must approve each specific LDT before the test is offered in New York.

        We have received a permit from New York to offer our basic Panorama test to women with high-risk pregnancies and a conditional approval to offer both our basic Panorama and Panorama with the microdeletions panel to all pregnant women, regardless of risk. During the further standard review for a conditional approval, we are able to offer Panorama and Panorama with microdeletions to all pregnant women. We also have a permit from New York to offer our Spectrum and non-invasive prenatal paternity tests.

Other State Laboratory Licensing Laws

        In addition to New York and California, other states, including Florida, Maryland, Pennsylvania and Rhode Island, require licensing of out-of-state laboratories under certain circumstances. We have obtained licenses in these four additional states and believe we are in compliance with applicable licensing laws.

        Potential sanctions for violation of state statutes and regulations include significant fines, the disapproval of licensure applications and the suspension or loss of various licenses, certificates and authorizations, which could harm our business. CLIA does not preempt state laws that have established laboratory quality standards that are at least as stringent as federal law.

State Genetic Testing Laws

        Many states have implemented genetic testing and privacy laws imposing specific patient consent requirements and protecting test results. In some cases, we are prohibited from conducting certain tests without a certification of patient consent by the physician ordering the test. Requirements of these laws and penalties for violations vary widely.

HIPAA and Other Privacy Laws

        The privacy and security regulations under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, establish uniform standards governing the conduct of certain electronic healthcare transactions and require certain entities, called covered entities, to comply with standards that include the privacy and security of protected health information, or PHI. HIPAA further requires that covered entities enter into agreements meeting certain regulatory requirements with their business associates—independent contractors or agents of covered entities that have access to protected health information in connection with providing a service on behalf of a covered entity. These agreements require business associates to safeguard the covered entity's PHI against improper use and disclosure. HITECH, which became effective on February 17, 2010, makes certain of HIPAA's privacy and security standards directly applicable to business associates. We are a covered entity and also a business associate of our covered entity customers, and pursuant to the terms of the business associate agreements we have entered, we have certain obligations regarding the use and disclosure of any PHI that may be provided to us, and we could incur significant liability if we failed to meet such obligations. Among other things, HITECH also increased the civil and criminal penalties that may be imposed against covered entities and business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney's fees and costs associated with pursuing federal civil actions.

        The U.S. Department of Health and Human Services, or HHS, promulgated standards under HIPAA with which we currently are required to comply. First, we must comply with HIPAA's standards for electronic transactions, which establish standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures. We must also comply with the standards for the privacy of individually identifiable health information, which limit the use and disclosure of most paper and oral communications, as well as those in electronic form, regarding an individual's past, present or future physical or mental health or condition, or relating to the provision of healthcare to the individual or payment for that healthcare, if the individual can or may be identified by such information. Additionally, we must comply with HIPAA's security standards, which require us to ensure the confidentiality, integrity and availability of all electronic protected health information that we create, receive, maintain or transmit, to protect against reasonably anticipated threats or hazards to the security of such information, and to protect such information from unauthorized use or disclosure.

        On January 17, 2013, the HHS Office of Civil Rights issued an omnibus final rule interpreting and implementing various aspects of HIPAA and HITECH. Among other things, the omnibus final rule further expanded business associates' liability for violations of HIPAA's privacy and security standards and added new obligations on business associates, including with respect to covered entities, subcontractors, government authorities, and individuals. We were required to comply with these standards by September 23, 2013.

        Various states in the United States have implemented equally restrictive requirements regulating the use and disclosure of health information that are not necessarily preempted by HIPAA, particularly if they afford greater protection to individuals than does HIPAA. For example, Massachusetts law requires that any company that obtains personal information of any resident of the Commonwealth of Massachusetts implement and maintain a security program that adequately protects such information from unauthorized use or disclosure. There are also foreign privacy and security laws and regulations that impose restrictions on the access, use and disclosure of health information. As a business that operates both internationally and across the United States, any wrongful use or disclosure of personally identifiable information, even if it does not constitute PHI, by us or our third-party contractors, including disclosure due to data theft or unauthorized access to our or our third-party contractors' computer networks, could subject us to fines or penalties that could adversely affect our business and results of operations, including the cost of providing credit monitoring and identity theft prevention services to affected consumers.

Healthcare Fraud and Abuse Laws

        The federal Anti-Kickback Statute makes it a felony for a provider or supplier, including a laboratory, to knowingly and willfully offer, pay, solicit or receive remuneration, directly or indirectly, in order to induce business that is reimbursable under any federal healthcare program. A violation of the federal Anti-Kickback Statute may result in imprisonment for up to five years and/or criminal fines of up to $25,000, civil assessments and fines up to $50,000, and exclusion from participation in Medicare, Medicaid and other federal healthcare programs.

        Actions which violate the federal Anti-Kickback Statute or similar laws may also involve liability under the Federal False Claims Act, which prohibits knowingly presenting or causing to be presented a false, fictitious or fraudulent claim for payment to the U.S. Government. Although the federal Anti-Kickback Statute applies only to federal healthcare programs, a number of states have passed statutes substantially similar to the federal Anti-Kickback Statute pursuant to which similar types of prohibitions are made applicable to all other health plans and third-party payers.

        Federal and state law enforcement authorities scrutinize arrangements between healthcare providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to induce patient care referrals and opportunities. The law enforcement authorities, the courts and Congress have also demonstrated a willingness to look behind the formalities of a transaction to determine the underlying purpose of payments between healthcare providers and actual or potential referral sources. Generally, courts have taken a broad interpretation of the scope of the federal Anti-Kickback Statute, holding that the statute may be violated if merely one purpose of a payment arrangement is to induce future referrals.

        In December 1994 and in June 2014, the HHS Office of Inspector General, or OIG, issued Special Fraud Alerts on arrangements for the provision of clinical laboratory services and relationships between laboratories and referring physicians. The Fraud Alert set forth a number of practices allegedly engaged in by some clinical laboratories and healthcare providers that raise issues under the federal fraud and abuse laws, including the federal Anti-Kickback Statute. The OIG emphasized in the Special Fraud Alerts that when one purpose of such arrangements is to induce referrals of program-reimbursed laboratory testing, both the clinical laboratory and the healthcare provider (e.g., physician) may be liable under the federal Anti-Kickback Statute, and may be subject to criminal prosecution and exclusion from participation in the Medicare and Medicaid programs.

        Recognizing that the federal Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements within the healthcare industry, HHS issued a series of regulatory "safe harbors." These safe harbor regulations set forth certain provisions which, if all of their requirements are met, will assure healthcare providers and other parties that they may not be prosecuted under the federal Anti-Kickback Statute. Although full compliance with these provisions ensures against prosecution under the federal Anti-Kickback Statute, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-Kickback Statute will be pursued.

        While we believe that we are in compliance with the federal Anti-Kickback Statute, there can be no assurance that our relationships with physicians, hospitals and other customers will not be subject to scrutiny or will survive regulatory challenge under such laws. If imposed for any reason, sanctions under the federal Anti-Kickback Statute could have a negative effect on our business.

        In addition to the requirements that are discussed above, there are several other healthcare fraud and abuse laws that could have an impact on our business. The federal False Claims Act prohibits a person from knowingly submitting or causing to be submitted false claims or making a false record or statement in order to secure payment by the federal government. In addition to actions initiated by the government itself, the statute authorizes actions to be brought on behalf of the federal government by a private party having knowledge of the alleged fraud. Because the complaint is initially filed under seal, the action may be pending for some time before the defendant is even aware of the action. If the government is ultimately successful in obtaining redress in the matter or if the plaintiff succeeds in obtaining redress without the government's involvement, then the plaintiff will receive a percentage of the recovery. Violation of the federal False Claims Act may result in fines of up to three times the actual damages sustained by the government, plus mandatory civil penalties of up to $11,000 for each separate false claim, imprisonment or both, and possible exclusion from Medicare or Medicaid.

        We are subject to a federal law directed at "self-referrals," commonly known as the Stark Law, which prohibits, with certain exceptions, payments made by a laboratory to a physician in exchange for the provision of clinical laboratory services, presenting or causing to be presented claims to Medicare and Medicaid for laboratory tests referred by physicians who personally, or through a family member, have an investment interest in, or a compensation arrangement with, the clinical laboratory performing the tests. A person who engages in a scheme to circumvent the Stark Law's referral prohibition may be fined up to $100,000 for each such arrangement or scheme. In addition, any person who presents or causes to be presented a claim to the Medicare or Medicaid programs in violation of the Stark Law is subject to civil monetary penalties of up to $15,000 per claim submission, an assessment of up to three times the amount claimed, and possible exclusion from participation in federal governmental payer programs. Claims submitted in violation of the Stark Law may not be paid by Medicare or Medicaid, and any person collecting any amounts with respect to any such prohibited bill is obligated to refund such amounts.

        Many states, including California, also have anti-"self-referral" and other laws that are not limited to Medicare and Medicaid referrals. We are subject to the California's Physician Ownership and Referral Act, or PORA. PORA generally prohibit us from billing a patient or any governmental or private payer for any diagnostic services when the physician ordering the service, or any member of such physician's immediate family, has an investment interest in or compensation arrangement with us, unless the arrangement meets an exception to the prohibition. Further, a violation of PORA is a misdemeanor and could result in civil penalties and criminal fines.

        Both California's fee-splitting statute, Business and Professions Code Section 650, and its Medi-Cal anti-kickback statute, Welfare and Institutions Code Section 14107.2, have been interpreted by the California Attorney General and California courts in substantially the same way as the federal government and the courts have interpreted the Anti-kickback Law. A violation of Section 650 is punishable by imprisonment and fines of up to $50,000. A violation of Section 14107.2 is punishable by imprisonment and fines of up to $10,000.

        Finally, other states have self-referral restrictions with which we have to comply that differ from those imposed by federal and California law.

        While we have attempted to comply with the federal fraud and abuse laws, California fraud and abuse laws and similar laws of other states, it is possible that some of our arrangements could be subject to regulatory scrutiny at some point in the future, and we cannot provide assurance that we will be found to be in compliance with these laws following any such regulatory review.

        Further, in addition to the privacy and security regulations stated above, HIPAA created two federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payers. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

        Finally, federal law prohibits any entity from offering or transferring to a Medicare or Medicaid beneficiary any remuneration that the entity knows or should know is likely to influence the beneficiary's selection of a particular provider, practitioner or supplier of Medicare or Medicaid payable items or services, including waivers of copayments and deductible amounts (or any part thereof) and transfers of items or services for free or for other than fair market value. Entities found in violation may be liable for civil monetary penalties of up to $10,000 for each wrongful act. Although we believe that our sales and marketing practices are in material compliance with all applicable federal and state laws and regulations, relevant regulatory authorities may disagree, and violation of these laws or our exclusion from such programs as Medicaid and other governmental programs as a result of a violation of such laws could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Reimbursement

        We receive reimbursement for our products from a diverse and broad range of channels. The tests for which we receive reimbursement include Panorama, Horizon, Anora and Spectrum.

        Laboratory tests, as with most other healthcare services, are classified for reimbursement purposes under a coding system known as Current Procedure Terminology, or CPT, which we and our customers must use to bill and receive reimbursement for our diagnostic tests. These CPT codes are associated with the particular test that we have provided to the patient. Once the American Medical Association establishes a CPT code, the Centers for Medicare and Medicaid Services, or CMS, establishes payment levels and coverage rules under Medicare while private payers establish rates and coverage rules independently. On January 1, 2013, CMS implemented a new set of CPT codes but without a fee schedule for the particular codes specific to NIPTs.

        We currently submit for reimbursement using CPT codes that we believe are appropriate for our testing, but there is a risk that these codes may be rejected or withdrawn or that payers will seek refunds of amounts that they claim were inappropriately billed to a specific CPT code. A new CPT code specific to NIPT came into effect in January 2015, however, not all payers may implement this code in a timely fashion and reimbursement may be less than we have received in the past. We do not currently have a specific CPT code assigned for Panorama, and there is a risk that we may not be able to obtain such a code, or if obtained, may not be able to negotiate favorable rates for this code, or receive reimbursement for average-risk NIPT patients using this code.

        We receive reimbursement from several distinct channels: commercial third-party payers, domestic laboratory distribution partners, distributors (paternity), international distribution partners, government health benefits programs such as Medicare and Medicaid and individual patients.

        Commercial third-party payers.    We submit claims for reimbursement and receive associated payments from commercial third-party payers. We have contracted rates of reimbursement with a number of third-party payers. For instances where we are not contracted with a particular third-party payer, we submit claims seeking reimbursement on a non-contracted basis.

        U.S. laboratory distribution partners.    We have contracted with many clinical and genetic laboratories in the United States for distribution of our products. Our reimbursement in this channel comes directly from the contracted laboratory. In some circumstances, we are asked to bill insurance on behalf of the distribution partner. In these instances, we collect payment directly from the third-party payer.

        Distributors (non-invasive prenatal paternity testing).    Our non-invasive prenatal paternity testing product is distributed globally through our partner DNA Diagnostics Center, Inc., or DDC, to which we have licensed rights to market, sell and perform the molecular assay portion of our non-invasive prenatal paternity testing product. After performing the molecular assay, DDC will send the data to be analyzed by our proprietary algorithm in the cloud. DDC will bill and collect payment from the individual who orders the test. DDC will also distribute the test globally through a network of resellers.

        International distribution partners.    We have contracted with international laboratories to distribute Panorama. The international partners reimburse us at the contracted rate.

        Government health benefits programs such as Medicare and Medicaid.    We have obtained a Medicare Identification Number. We are a participating provider under 31 state Medicaid plans and also have submitted applications to several other state Medicaid plans.

        Individual patients.    We generally seek to collect co-payments and deductibles directly from patients in cases where we have billed a patient's insurance provider. For these patients, we offer a range of flexible payment plans to assist in the payment of co-payments and deductibles. We also seek to collect payment directly from patients for cash paying patients who do not have or have elected not to use their medical insurance. Cash paying patients are generally offered a discounted price.

        NIPT has received positive coverage decisions for high-risk pregnancies and are reimbursed by a number of private payers, including United Healthcare, AETNA, Anthem, Humana, CIGNA and others. Eighteen of the top twenty commercial payers in the United States have a positive NIPT medical policy covering high-risk NIPT. Average-risk reimbursement policies for the use of NIPT have not been established, but recent publications have analyzed the use of NIPT in the average-risk populations and we expect evidence to support utilization in these populations in the future.

        Based on AIS 2014 publication data, we and our laboratory partners have in-network contracts with insurance providers that account for over 140 million covered lives in the United States. Our target market for NIPT is a much smaller subset of these covered lives, because it excludes men, children and post-menopausal women who would not be users of our products.

Employees

        As of March 31, 2015, we had 674 employees, including 173 in laboratory operations and manufacturing administration, 91 in research and development and 410 in sales, general and administrative functions. We have not been subject to labor action or union activities, and our management considers its relationships with employees to be good.

Facilities

        Our corporate headquarters are located in San Carlos, California. We currently lease approximately 87,000 square feet of laboratory and office space at 201 Industrial Road in San Carlos pursuant to two separate subleases, one for approximately 60,000 square feet and the other for approximately 27,000 square feet expiring in October 2016 and January 2017, respectively.

        We may expand our facilities capacity as our employee base and laboratory processing needs grow. We believe that we will be able to obtain additional space on commercially reasonable terms.

Legal Proceedings

        From time to time, we are involved in legal proceedings. The results of such legal proceedings and claims cannot be predicted with certainty, and regardless of the outcome, legal proceedings could have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors.

        On January 6, 2012, we filed a declaratory judgment action in the U.S. District Court for the Northern District of California, alleging that U.S. Patent No. 6,258,540 licensed by Sequenom from Isis Innovation Limited, Inc., or the '540 patent, is invalid, unenforceable and not infringed by us. The '540 patent relates to non-invasive prenatal diagnosis methods. This case was consolidated in the Northern District of California with a case that Sequenom, an affiliate of Sequenom, and Isis brought on January 24, 2012 in the Southern District of California alleging infringement by us and DDC, our distribution partner, of certain claims of the '540 patent. Ariosa and Verinata also filed declaratory judgment actions regarding the '540 patent against Sequenom in the Northern District. Sequenom asserted counterclaims of infringement of the '540 patent against both Ariosa and Verinata in those respective cases. All of these cases were designated related cases. On October 30, 2013, the District Court issued an order granting Ariosa's motion for summary judgment in its case against Sequenom, finding that the claims asserted against Ariosa are invalid under 35 U.S.C. §101 for reciting non-patentable subject matter. Many of the claims of the '540 patent asserted against us were invalidated by this order. Subsequently, Sequenom entered into stipulations with Verinata and us conditionally agreeing that the remaining asserted claims of the '540 Patent should be deemed invalid under 35 U.S.C. §101. The Court then entered judgment in favor of Verinata and us in the respective cases in November 2013. Sequenom has appealed all three judgments to the Court of Appeals for the Federal Circuit, or CAFC. The CAFC has consolidated the Ariosa, Verinata and our cases for purposes of appeal, such that the CAFC can make a single ruling on the '540 patent claims that apply to all parties involved. The appellate arguments were heard on November 7, 2014, and on June 12, 2015, the CAFC affirmed the district court's finding of invalidity. Sequenom may request a rehearing en banc by the full panel of the CAFC or appeal to the Supreme Court of the United States. Sequenom has not filed a request for rehearing or writ of certiorari as of the date of this prospectus. We intend to continue to vigorously assert our claims and defend against the counterclaims in this lawsuit, but we cannot be certain of the outcome.

        On April 22, 2011, a former employee filed an action in the U.S. District Court for the Northern District of California alleging that we made false statements to the government in connection with tracking of employee time and expenditures in connection with certain grants it received from the National Institutes of Health. After investigating the former employee's claims, the U.S. Attorney's Office for the Northern District of California filed a Notice of Election to Decline Intervention in this matter. We filed counterclaims against the former employee, alleging fraud in the inducement, breach of contract, and violation of the Computer Fraud and Abuse Act. The case proceeded to trial beginning on January 20,

2015, and on February 4, 2015 the jury returned a verdict in our favor on the plaintiff's claims and in favor of the plaintiff on our counterclaim. The plaintiff's motion for a new trial was denied, and judgment was entered in favor of us on the plaintiff's claims and in favor of the plaintiff on our counterclaim. The time for filing a notice of appeal has expired. We do not expect any further activity on this matter.

        On June 12, 2014, we filed a complaint for breach of contract, breach of the covenant of good faith and fair dealing, unfair competition, and false advertising in the Superior Court of California, San Mateo County alleging that Progenity had breached a test services agreement with us by seeking to terminate the test services agreement without providing the contractually-required period of notification of termination and not honoring the exclusivity provisions of the agreement during that period. On June 13, 2014, we sought but did not receive a temporary restraining order compelling Progenity to observe the period of exclusivity prior to termination. On June 19, 2014, Progenity filed a cross-complaint alleging we had breached the test services agreement and also a separate laboratory support services agreement between Progenity and us by contacting certain customers of Progenity, allegedly in violation of these agreements. On June 19, 2014, Progenity sought but did not receive a temporary restraining order compelling us to cease contact with these customers of Progenity. On October 31, 2014, we filed a motion for judgment on the pleadings to dispose of most counts of Progenity's cross-complaint, which the Court denied on December 12, 2014. The parties have resolved the litigation and have withdrawn their respective claims.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth the names of our executive officers and directors and their ages and positions as of March 31, 2015. Our executive officers are appointed by and serve at the discretion of our board of directors. Each executive officer is a full-time employee. There are no family relationships between any of our executive officers or directors.

Name	Age	Position
Executive Officers
Matthew Rabinowitz	42	Chief Executive Officer, President and Chairman
Jonathan Sheena	42	Chief Technology Officer and Director
Herm Rosenman	67	Chief Financial Officer
Directors
Roelof F. Botha(1)(3)*	41	Director
Todd Cozzens(1)(2)	59	Director
Edward C. Driscoll, Jr.(3)	62	Director
James I. Healy(2)(3)	50	Director
John Steuart(1)(2)	53	Director

*
Lead Independent Director

(1)
Member of the audit committee

(2)
Member of the compensation committee

(3)
Member of the nominating and corporate governance committee

        Matthew Rabinowitz, Ph.D. is a co-founder of our company and has served as a member of our board of directors and as our Chief Executive Officer since 2005 and as Chairman of our board of directors since May 2015. Prior to co-founding our company, Dr. Rabinowitz served from 2000 to 2003 as Chief Executive Officer and from 2003 to 2007 as Chief Technology Officer of Rosum Corporation, a location-services technology company. From 1998 to 2000, Dr. Rabinowitz served as co-founder and Chief Scientist of Panop.com Inc., an online merchandizing company. Dr. Rabinowitz served as a consulting professor at Stanford University from 2004 to 2012. He has multiple publications in signal processing, machine learning, bio-informatics, and high-throughput genetic testing. He received the Scott Helt Memorial Award from the IEEE and received Technology Pioneer Awards from the World Economic Forum for founding Rosum and Natera. He currently serves on the advisory boards or boards of directors of multiple privately held companies. Dr. Rabinowitz holds a Bachelor of Science degree in Physics from Stanford University, a Master of Science in Electrical Engineering from Stanford University and a Ph.D. in Electrical Engineering from Stanford University. Our board of directors believes that Dr. Rabinowitz is qualified to serve as a director based on his experience as our co-founder and Chief Executive Officer and his experience in the technology industry.

        Jonathan Sheena is a co-founder of our company and has served as a member of our board of directors and as our Chief Technology Officer since 2007. In 1999, Mr. Sheena co-founded PhoneSpots, Inc. (formerly PocketThis, Inc.), a mobile technology company serving mobile carriers worldwide. From June 1999 to December 2007, Mr. Sheena held various roles at PhoneSpots, including Vice President of Product Management and Chief Technology Officer. Mr. Sheena holds a Bachelor of Science in Electrical Engineering and Computer Science from the Massachusetts Institute of Technology and a Master of Engineering in Electrical Engineering and Computer Science from the Massachusetts Institute of Technology. Our board of directors believes that Mr. Sheena is qualified to serve as a director based on his experience with entrepreneurial companies and his particular familiarity with technology companies.

        Herm Rosenman has served as our Chief Financial Officer since February 2014. Previously, he held the position of Senior Vice President—Finance and Chief Financial Officer at Gen-Probe Incorporated, a developer, manufacturer and marketer of nucleic acid probe-based products used for the clinical diagnosis of human diseases and for screening donated human blood, from June 2001 to August 2012, when Gen-Probe was acquired by Hologic, Inc., a developer, manufacturer and supplier of diagnostic products, medical imaging systems, and surgical products. From April 2012 to February 2014, Mr. Rosenman focused on his board memberships. Prior to joining Gen-Probe, he was President and Chief Executive Officer of Ultra Acquisition Corp., a retail chain and consumer products manufacturer, from 1997 to 2000. Mr. Rosenman has served on the board of directors of Oxford Immunotec Global PLC, a commercial-stage diagnostics company, since 2013. Mr. Rosenman also serves on the board of directors of Vivus, Inc., a biopharmaceutical company, and served on the board of directors of Medistem, Inc., a stem cell therapy company, from 2013 to 2014. Medistem, Inc. was acquired by Intrexon Corporation, a synthetic biology company. Mr. Rosenman served on the board of directors of ARYx Therapeutics Inc., a private drug discovery and development company, from 2006 to 2009. Mr. Rosenman served on the board of directors of Infinity Pharmaceuticals, Inc., a drug discovery and development company, where he served as Chairman of the Audit Committee from 2003 to 2007. He has also served on the board of directors of a number of privately held companies. Mr. Rosenman holds a B.B.A. in accounting and finance from Pace University and an M.B.A. in finance from the Wharton School of the University of Pennsylvania.

        Roelof F. Botha has served as a member of our board of directors since 2007. Mr. Botha has been with Sequoia Capital, a venture capital firm, since 2003, and has been a Managing Member of Sequoia Capital Operations, LLC since 2007. From 2000 to 2003, Mr. Botha served in a number of roles at PayPal, Inc., most recently as the Chief Financial Officer. From 1996 to 1998, Mr. Botha served as a management consultant for McKinsey & Company, a management consulting firm. Mr. Botha currently serves on the board of directors of Xoom Corporation, a provider of global money transfer services, and a number of privately-held companies. Our board of directors believes that Mr. Botha is qualified to serve as a director based on his financial and managerial experience and service on other public and private company boards of directors.

        Todd Cozzens has served as a member of our board of directors since 2011. Mr. Cozzens has been with Sequoia Capital, a venture capital firm, since 2012. From 2010 to 2012, Mr. Cozzens served as Chief Executive Officer of Optum Accountable Care Solutions, a business unit of Optum/UnitedHealth Group. From 2000 to 2010, Mr. Cozzens served as Chief Executive Officer of Picis Inc., a provider of electronic medical record software to hospitals, until its acquisition by the UnitedHealth Group in 2010. Mr. Cozzens currently serves on the boards of directors of a number of privately held companies. Our board of directors believes that Mr. Cozzens is qualified to serve as a director based on his financial and managerial experience and service on other private company boards of directors.

        Edward C. Driscoll, Jr., Ph.D. has served as a member of our board of directors since 2007. Dr. Driscoll has been with Claremont Creek Ventures, a venture capital firm, since 2006. From January 2007 to February 2010, Dr. Driscoll served as a Venture Partner at Claremont Creek Ventures. From February 2010 to July 2012, Dr. Driscoll served as a Technology Partner. Since July 2012, Dr. Driscoll has served as a Director at Claremont Creek Ventures. In addition, Dr. Driscoll was an angel investor with Health Tech Capital, Silicom Ventures and Sand Hill Angels from June 2005 to December 2013. From December 1995 to April 2005, Dr. Driscoll was founder, President and Chief Executive Officer of Be Here Corporation, an internet, broadcast and videoconferencing technology company. From June 1993 to June 1995, Dr. Driscoll served as Chief Executive Officer of Focus Surgery, Inc., a non-invasive surgical equipment company that was spun off from Diasonics, Inc., a digital imaging and medical device company. From December 1987 to June 1993, Dr. Driscoll held various roles at Diasonics, including President of the Therapeutic Products Division and Chief Technology Officer. From December 1993 to December 2013, Dr. Driscoll held elected roles for the town of Portola Valley. Dr. Driscoll currently serves on the boards of directors of a number of privately held companies. Dr. Driscoll holds a Bachelor of Arts degree in Architecture from the University of Pennsylvania, a Master of Architecture and Landscape Architecture from Harvard University and a Ph.D. in Applied Earth Sciences from Stanford University. Our board of directors believes that Dr. Driscoll is qualified to serve as a director based on his over 30 years of experience in the medical diagnostics field, his financial and managerial expertise and service on other private company boards of directors.

        James I. Healy, M.D., Ph.D. has served as a member of our board of directors since November 2014. Dr. Healy has been a General Partner at Sofinnova Ventures, a venture capital firm, since 2000. Prior to June 2000, Dr. Healy held various positions at Sanderling Ventures, a venture capital firm, Bayer Healthcare Pharmaceuticals (as successor to Miles Laboratories), a research-based pharmaceutical company and ISTA Pharmaceuticals, Inc., a company specializing in ophthalmic pharmaceutical products. Dr. Healy is currently on the board of directors of Ascendis Pharma A/S, a clinical-stage biopharmaceutical company, Amarin Corporation plc, a commercial-stage biopharmaceutical company, Auris Medical Holding AG, a specialty pharmaceutical company focused on tinnitus, Coherus BioSciences, Inc., a biologics platform company, and several private companies. Previously, Dr. Healy served as a board member of Anthera Pharmaceuticals, Inc., a biopharmaceutical company focused on inflammation and autoimmune diseases, from 2006 to 2014; Durata Therapeutics, Inc., a pharmaceutical company focused on infectious and acute diseases, from 2009 to 2013; InterMune, Inc., a biotechnology company focused on orphan fibrotic pulmonary disease, from 1999 to 2014; KaloBios Pharmaceuticals, Inc., a biopharmaceutical company focused on the development of monoclonal antibody therapeutics, from 2001 to 2014; Hyperion Therapeutics, Inc., a commercial-stage orphan disease company, from 2007 to 2015 and several private companies. Dr. Healy holds an M.D. and Ph.D. in Immunology from Stanford University School of Medicine and performed neuroscience research at the University of Virginia School of Medicine. Dr. Healy holds a Bachelors of Arts in Molecular Biology and Scandinavian Studies from the University of California at Berkeley. Our board of directors believes that Dr. Healy is qualified to serve as a director due to his significant medical background, extensive experience investing and working in the life science industry and his extensive service on the boards of directors of other life sciences companies.

        John Steuart has served as a member of our board of directors since June 2007. Mr. Steuart has been a Managing Director at Prolog Ventures, a venture capital firm, since January 2013. From July 2012 to January 2013, Mr. Steuart served as an independent consultant. From 2004 to July 2012, Mr. Steuart served as Managing Director at Claremont Creek Ventures, a venture capital firm. Mr. Steuart currently serves on the boards of directors of a number of privately held companies. Mr. Steuart holds a Bachelor of Art degree in Economics from the University of California, Berkeley. Our board of directors believes that Mr. Steuart is qualified to serve as a director based on his financial and managerial experience and service on other private company boards of directors.

Board Composition

        Our business and affairs are managed under the direction of our board of directors, which currently consists of seven members. The members of our board of directors were elected in compliance with the provisions of our amended and restated certificate of incorporation and an amended and restated voting agreement among certain of our stockholders. The amended and restated voting agreement will terminate upon the completion of this offering and none of our current stockholders will have any special rights regarding the election or designation of members of our board of directors.

        Upon the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

  •
  the Class I directors will be Dr. Healy and Dr. Driscoll, and their terms will expire at the annual meeting of stockholders to be held in 2016;

  •
  the Class II directors will be Mr. Steuart and Mr. Sheena, and their terms will expire at the annual meeting of stockholders to be held in 2017; and

  •
  the Class III directors will be Mr. Botha, Mr. Cozzens, and Dr. Rabinowitz, and their terms will expire at the annual meeting of stockholders to be held in 2018.

        Directors in a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director's term continues until the election and qualification of his successor, or the earlier of his death, resignation or removal.

        Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering authorize only our board of directors to fill vacancies on our board of directors until the next annual meeting of stockholders. Any additional directorships resulting from an increase in the authorized number of directors would be distributed among the three classes so that, as nearly as possible, each class would consist of one-third of the authorized number of directors.

        The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See "Description of Capital Stock—Anti-takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws."

Code of Conduct

        Effective as of the completion of this offering, our board of directors has adopted a code of conduct. The code of conduct will apply to all of our employees, officers and directors. Upon the completion of this offering, the full text of our code of conduct will be posted on our website. We intend to disclose future amendments to, or waiver of, our code of ethics at the same location on our website identified above and also in public filings. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

Director Independence

        Under the listing requirements and rules of the Nasdaq Global Market, independent directors must comprise a majority of a listed company's board of directors within a specified period of time after this offering.

        Our board of directors has undertaken a review of its composition, the composition of its committees, and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that none of the non-employee members of our board of directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each non-employee director is "independent" as that term is defined under the applicable rules and regulations of the Securities and Exchange Commission, or the SEC, and the listing requirements and rules of the Nasdaq Global Market. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Role of the Board in Risk Oversight

        One of the key functions of our board of directors is informed oversight of our risk management process. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its oversight function directly as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. For example, our audit committee is responsible for overseeing the management of risks associated with our financial reporting, accounting and auditing matters; our compensation committee oversees major risks associated with our compensation policies and programs; and our nominating and governance committee oversees the management of risks associated with director independence, conflicts of interest, composition and organization of our board of directors and director succession planning.

Board Committees

        Effective as of the completion of this offering, our board of directors has established an audit committee, a compensation committee and a nominating and governance committee. Our board of directors and its committees set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Each member of each committee of our board of directors qualifies as an independent director in accordance with the Nasdaq Global Market listing standards. Each committee of our board of directors has a written charter approved by our board of directors. Upon the completion of this offering, copies of each charter will be posted on our website. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Audit Committee

        Effective as of the completion of this offering, the members of our audit committee will be Messrs. Botha, Cozzens and Steuart, each of whom can read and understand fundamental financial statements. All are independent under the rules and regulations of the SEC and the listing standards of the Nasdaq Global Market applicable to audit committee members. Mr. Steuart will chair the audit committee. Our board of directors has determined that Mr. Steuart qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Global Market.

        The audit committee of our board of directors oversees our accounting practices, system of internal controls, audit processes and financial reporting processes. Among other things, our audit committee is responsible for reviewing our disclosure controls and processes and the adequacy and effectiveness of our internal controls. It also discusses the scope and results of the audit with our independent registered public accounting firm, reviews with our management and our independent registered public accounting firm our interim and year-end operating results and, as appropriate, initiates inquiries into aspects of our financial affairs. Our audit committee is responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. In addition, our audit committee has sole and direct responsibility for the appointment, retention, compensation and oversight of the work of our independent registered public accounting firm, including approving services and fee arrangements. Significant related party transactions will be approved by our audit committee before we enter into them, as required by applicable rules and listing standards.

Compensation Committee

        Effective as of the completion of this offering, the members of our compensation committee will be Messrs. Cozzens and Steuart and Dr. Healy, each of whom is independent under the rules and regulations of the SEC and the listing standards of the Nasdaq Global Market applicable to compensation committee members. Mr. Cozzens will chair the compensation committee. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to executive officer compensation policies and programs. Among other things, specific responsibilities of our compensation committee include evaluating the performance of our chief executive officer and determining our chief executive officer's compensation. The compensation committee also determines the compensation of our other executive officers in consultation with our chief executive officer. In addition, our compensation committee administers our stock-based compensation plans, including granting equity awards and approving modifications of such awards. Our compensation committee also reviews and approves various other compensation policies and matters.

Nominating and Governance Committee

        Effective as of the completion of this offering, the members of our nominating and governance committee will be Mr. Botha and Drs. Driscoll and Healy, and Dr. Healy will chair the nominating and governance committee. The nominating and governance committee oversees the nomination of directors, including, among other things, identifying, evaluating and making recommendations of nominees to our board of directors and evaluates the performance of our board of directors and individual directors. Our nominating and governance committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our governance practices and making recommendations to our board of directors concerning corporate governance matters.

Compensation Committee Interlocks and Insider Participation

        Messrs. Cozzens and Steuart served on our compensation committee in 2014. In the past three years, none of the members of our compensation committee is or has in the past served as an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of a board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

        During the year ended December 31, 2014, we did not pay any cash fees, make any equity or non-equity awards, or pay any other compensation to the non-employee directors who served on our board of directors. A non-employee director is a director who is not employed by us and who does not receive compensation from us or have a business relationship with us that would require disclosure under certain SEC rules. Neither Dr. Rabinowitz, our chief executive officer, nor Mr. Sheena, our chief technology officer, received any compensation from us in 2014 for service as a director and are not included in the table below.

Name	Total ($)
Roelof F. Botha	—
Todd Cozzens	—
Dr. Edward C. Driscoll, Jr.	—
Dr. James I. Healy	—
John Steuart	—

        As of December 31, 2014, none of our non-employee directors held outstanding options to purchase shares of our common stock, other than Mr. Cozzens, who was granted an option to purchase 80,858 shares of our common stock on April 18, 2013.

        Prior to this offering, we generally have not provided any cash compensation to our non-employee directors for their service on our board of directors or committees of our board of directors. Although we granted an option to Mr. Cozzens in 2013, we have not had any established policy with regard to equity-based compensation of members of our board of directors. We do have a policy of reimbursing our directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.

        In June 2015, we approved a non-employee director compensation program to become effective on the date of this offering. Under this program, non-employee directors will receive the compensation set forth below, and an annual stock option grant of 11,169 shares to be granted at our annual meeting of stockholders beginning in 2016. Each such option will vest in full following the completion of 12 months of continuous service following the grant date, provided that such option will become fully vested on the date of our next annual stockholder meeting following the date of grant. In addition, new non-employee directors will also be eligible for an initial stock option grant of 16,530 shares, to be granted at our first board of directors meeting occurring on or following such director's initial election to our board of directors. Such option will vest in equal annual installments over three years of continuous service following the director's election to our board of directors. Further, each option held by a non-employee director will become fully vested if we are subject to a change in control prior to the termination of a director's service.

        In addition, after the completion of this offering, each non-employee director will be eligible to receive compensation for his service on our board of directors or committees thereof consisting of annual cash retainers as follows:

Position	Retainer
Board Member	$35,000
Lead Independent Director	15,000
Audit Committee Chair	15,000
Compensation Committee Chair	12,000
Nominating and Corporate Governance Committee Chair	10,000
Audit Committee Member	7,500
Compensation Committee Member	6,000
Nominating and Corporate Governance Committee Member	5,000

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table provides information concerning the compensation of our chief executive officer and our two other most highly compensated executive officers, whom we refer to as our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Matthew Rabinowitz	2014	211,000	72,000	(2)	4,985,280	22,800	(3)	5,291,080
Chief Executive Officer, President,	2013	200,000	20,000		—	22,642		242,642
and Chairman
Jonathan Sheena	2014	211,000	72,000	(2)	1,941,080	—		2,224,080
Chief Technology Officer	2013	200,000	20,000		—	—		220,000
Herm Rosenman	2014	245,913	48,527	(2)	301,023	—		595,463
Chief Financial Officer(4)

(1)
Represents the aggregate grant date fair value of option awards granted to the officer in the applicable fiscal year, computed in accordance with FASB ASC Topic 718. See Note 6 to our audited financial statements included elsewhere in this prospectus for a discussion of the assumptions made by us in determining the grant date fair value of our equity awards.

(2)
Represents a bonus paid on January 31, 2015, in recognition of 2014 performance.

(3)
Represents a payment made to Dr. Rabinowitz based on his use for business purposes of an apartment that he owned in New York, New York.

(4)
Mr. Rosenman's employment with us commenced in February 2014.

Narrative Explanation of Compensation Arrangements with Our Named Executive Officers

        The base salaries of all of our executive officers are reviewed from time to time and adjusted when our board of directors or compensation committee determines an adjustment is appropriate. In November 2014, the base salary for each of Dr. Rabinowitz and Mr. Sheena was increased from $200,000 to $300,000. Pursuant to his offer letter with us, Mr. Rosenman's base salary is $275,000 and he is eligible to earn an annual bonus of $50,000 based on achievement of milestones and objectives agreed upon by him and our Chief Executive Officer. Although Dr. Rabinowitz spends significant time with us and is highly active in our management, he has the ability to spend up to one business day per week on prior commitments pursuant to his employment agreement.

        In February 2014, our board of directors granted a fully vested option to purchase 630,036 and 545,714 shares of our common stock to each of Dr. Rabinowitz and Mr. Sheena, respectively, in recognition of their outstanding performance in the prior year. Further, in December 2014, our board of directors granted an additional option to purchase 613,496 and 122,699 shares of our common stock to each of Dr. Rabinowitz and Mr. Sheena, respectively, as an additional incentive for each officer to remain in service with us. The December 2014 options vest over five years of continuous service provided to us by the officer, with 20% vesting after the completion of one of year of service following November 20, 2014, and the remainder vesting in substantially equal monthly installments thereafter.

        Pursuant to their amended letter agreements with us, our named executive officers are eligible to receive certain benefits in the event of our change in control or if their employment is terminated under certain circumstances, as described in the footnotes to the "Outstanding Equity Awards at 2014 Fiscal Year-End" table and under "Severance and Change in Control Benefits" below.

Employee Benefits and Perquisites

        Our named executive officers are eligible to participate in our health and welfare plans to the same extent as are all full-time employees generally. We generally do not provide our named executive officers with perquisites or other personal benefits, other than payment of certain expenses we have paid in past years to Dr. Rabinowitz in connection with his use for business purposes of an apartment that he owned in New York, New York, as described in the Summary Compensation Table above.

Retirement Benefits

        We have established a 401(k) tax-deferred savings plan, which permits participants, including our named executive officers, to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended. We are responsible for administrative costs of the 401(k) plan. We may, at our discretion, make matching contributions to the 401(k) plan. No employer contributions have been made to date.

Equity Compensation

        We offer stock options and restricted shares to our named executive officers as the long-term incentive component of our compensation program. We typically grant equity awards to new hires upon their commencing employment with us. Stock options allow employees to purchase shares of our common stock at a price per share equal to the fair market value of our common stock on the date of grant and may or may not be intended to qualify as "incentive stock options" for U.S. federal income tax purposes. In the past, our board of directors has determined the fair market value of our common stock based upon inputs including valuation reports prepared by third-party valuation firms. Generally, our equity awards vest over four years, subject to the employee's continued employment with us on each vesting date.

        As described in the footnotes to the "Outstanding Equity Awards at 2014 Fiscal Year-End" table and under "Severance and Change in Control Benefits," equity awards granted to our named executive officers are subject to accelerated vesting in the event such officer is subject to an involuntary termination or if we experience a change in control. In the event of a conflict between the terms of their amended letter agreements with us and the vesting acceleration provisions approved by our board of directors with respect to such awards, Dr. Rabinowitz and Mr. Sheena will be entitled to whichever provision provides them with the greatest benefit.

Outstanding Equity Awards at 2014 Fiscal Year-End

        The following table provides information regarding each unexercised option and all unvested stock held by each of our named executive officers as of December 31, 2014. The number of shares subject to each award and, where applicable, the exercise price per share, reflect all changes as a result of our capitalization adjustments.

        The vesting schedule applicable to each outstanding award is described in the footnotes to the table below.

        In general, options granted to our named executive officers prior to 2012 are immediately exercisable with respect to all of the option shares, subject to our repurchase right in the event that the executive's service terminates before vesting in such shares.

	Option Awards							Stock Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Vested		Number of Securities Underlying Unexercised Options (#) Unvested	Option Exercise Price ($)		Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested(1) ($)
Matthew Rabinowitz	5/19/2011	161,643	(2)(*)	18,796	0.6194	(**)	5/19/2016
	5/19/2011	305,507	(2)(*)	35,525	0.5542		5/19/2021
	9/1/2012	139,950	(3)(4)	108,850	1.2551	(**)	9/20/2017
	9/1/2012	182,365	(3)(4)	141,840	1.1410		9/20/2022
	2/25/14	630,036	(5)	0	2.6569		2/24/2024
	11/20/2014	0	(6)(*)	613,496	5.3953		12/9/2024
								2,147,239	(7)	34,355,824
Jonathan Sheena	7/15/2010	46,012	(3)(*)	0	0.4401		12/16/2020
	5/19/2011	137,397	(2)(*)	15,977	0.5542		5/19/2021
	9/1/2012	81,984	(3)(4)	63,765	1.1410		9/20/2022
	9/1/2012	197,194	(3)(4)	153,374	1.1410		9/20/2022
	2/25/14	545,714	(5)	0	2.6569		2/24/2024
	11/20/2014	0	(6)(*)	122,699	5.3953		12/9/2024
								533,742	(7)	8,539,872
Herm Rosenman	2/10/2014	0	(8)	138,404	2.6569		2/24/2024

*
Option may be exercised with respect to unvested shares.

**
Represents an incentive stock option granted to a 10% stockholder. To comply with regulations under the U.S. Internal Revenue Code applicable to incentive stock options, the exercise price equals 110% of the fair market value of our common stock on the grant date and the term of the option is limited to five years.

(1)
Market value is based on the fair market value of our common stock on December 31, 2014. As there was no public market for our common stock on December 31, 2014, we have assumed that the fair market value on December 31, 2014 was $16.00, which represents the midpoint of the range set forth on the cover page of this prospectus.

(2)
Option vests in substantially equal monthly installments over 48 months of service following the vesting commencement date set forth above. Option vests as if the optionee had provided an additional 12 months of service to us if we are subject to a change in control prior to the termination of the optionee's service. In addition, the option fully vests if the optionee is subject to an involuntary termination within 12 months of our change in control.

(3)
Option vests over four years of service following the vesting commencement date set forth above, with 25% vesting upon completion of one year of service and in 36 substantially equal monthly installments thereafter.

(4)
Option will fully vest upon the earlier of the completion of this offering, our change in control or the optionee's death or disability.

(5)
Option was fully vested as of the date of grant.

(6)
Option vests over five years of service following the vesting commencement date set forth above, with 20% vesting upon completion of 12 months of service and in 48 substantially equal monthly installments thereafter.

(7)
All of the restricted shares will vest on the earliest of the thirtieth day following expiration of the market stand-off related to this offering, May 1, 2019, or our change in control in which the transaction proceeds consist solely of cash, readily marketable securities or a combination, provided the holder remains in our continuous service through such applicable date. In addition, all of the restricted shares will vest if, on or after May 1, 2013, the holder is terminated other than for cause or resigns for certain good reasons.

(8)
Option vests over two years of service following the vesting commencement date set forth above, with 50% vesting upon completion of 12 months of service and in 12 substantially equal monthly installments thereafter. In addition, if we are subject to a change in control before the optionee's service terminates, 50% of the then-unvested option shares will vest and become exercisable. Further, if the optionee is terminated by us other than for cause following our change in control, 50% of any then-remaining unvested option shares will vest and become exercisable.

Severance and Change in Control Benefits

        Pursuant to amended letter agreements entered into with each of Dr. Rabinowitz and Mr. Sheena in June 2007, if we terminate the employment of Dr. Rabinowitz or Mr. Sheena for reasons other than cause, or if such executive resigns for good reason, then he will be eligible to receive:

  •
  a lump-sum cash payment equal to six months' base salary;

  •
  payment by us of the monthly premiums under COBRA for up to six months; and

  •
  with respect to Dr. Rabinowitz, accelerated vesting of equity or equity-based awards as if he had provided an additional 12 months of service to us, and with respect to Mr. Sheena, accelerated vesting with respect to 50% of his then-unvested equity or equity-based awards.

        "Cause" means an officer's:

  •
  commission of, or plea of guilty or no contest to, a felony;

  •
  commission of an act of fraud in dealings with us;

  •
  abandonment or neglect of duties for an extended period of time;

  •
  application of less than full-time effort to us; or

  •
  death or permanent disability.

        "Good Reason" means a resignation after one of the following conditions has come into existence without the officer's consent:

  •
  a reduction in such executive officer's base salary;

  •
  a change in such executive officer's position with us that materially reduces his level of authority or responsibility; or

  •
  a relocation of such executive officer's principal workplace by more than 30 miles.

        "Permanent Disability" means the officer's inability to perform the essential functions of his position, with or without reasonable accommodation, for at least 120 consecutive days due to a physical or mental impairment.

        In addition, in the event that we are subject to a change in control, 50% of the then-unvested portion of any equity or equity-based awards granted to Dr. Rabinowitz or Mr. Sheena will become fully vested and, if applicable, exercisable, and the remaining unvested portion will vest over the shorter of 12 months or the then-remaining vested period. Further, if, following a change in control, such named executive officer is terminated other than due to cause or permanent disability, or if the officer resigns due to a reduction in his base salary or following notice that his principal workplace will be relocated by more than 30 miles, all of his then-unvested equity or equity-based awards will become fully vested and, if applicable, exercisable.

        A "Change in Control" means the consummation of our merger or consolidation with or into another entity or our dissolution, liquidation or winding up.

Equity Plans

2015 Equity Incentive Plan

        General.    Our board of directors adopted our 2015 Equity Incentive Plan, or our 2015 Plan, in June 2015, and our stockholders approved the 2015 Plan in June 2015. The 2015 Plan became effective immediately on adoption although no awards will be made under it until the effective date of the registration statement of which this prospectus is a part. Our 2015 Plan will replace our 2007 Stock Plan. However, awards outstanding under the 2007 Plan will continue to be governed by their existing terms.

        Share Reserve.    The number of shares of our common stock available for issuance under our 2015 Plan will equal the sum of 3,451,495 shares plus up to 122,699 shares remaining available for issuance under, or issued pursuant to or subject to awards granted under, our 2007 Plan. The number of shares reserved for issuance under the 2015 Plan will be increased automatically on the first business day of each of our fiscal years, commencing in 2016, by a number equal to the smallest of:

  •
  3,500,000 shares;

  •
  4% of the shares of common stock outstanding on the last business day of the prior fiscal year; or

  •
  the number of shares determined by our board of directors.

        In general, to the extent that any awards under the 2015 Plan are forfeited, terminate, expire or lapse without the issuance of shares, or if we repurchase the shares subject to awards granted under the 2015 Plan, those shares will again become available for issuance under the 2015 Plan, as will shares applied to pay the exercise or purchase price of an award or to satisfy tax withholding obligations related to any award.

        Administration.    The compensation committee of our board of directors administers the 2015 Plan. The compensation committee has complete discretion to make all decisions relating to the 2015 Plan and outstanding awards, including repricing outstanding options and modifying outstanding awards in other ways.

        Eligibility.    Employees, non-employee directors, consultants and advisors are eligible to participate in our 2015 Plan.

        Under our 2015 Plan, the aggregate grant date fair value of awards granted to our non-employee directors may not exceed $500,000 in any one fiscal year, except that the grant date fair value of awards granted to newly appointed non-employee directors may not exceed $1,000,000 in the fiscal year in which such non-employee director is initially appointed to our board of directors.

        Types of Awards.    Our 2015 Plan provides for the following types of awards:

  •
  incentive and nonstatutory stock options;

  •
  stock appreciation rights;

  •
  restricted shares;

  •
  stock units; and

  •
  performance cash awards.

        Options and Stock Appreciation Rights.    The exercise price for options granted under the 2015 Plan may not be less than 100% of the fair market value of our common stock on the grant date. Optionees may pay the exercise price in cash or, with the consent of the compensation committee:

  •
  with shares of common stock that the optionee already owns;

  •
  by an immediate sale of shares through a broker approved by us;

  •
  by instructing us to withhold a number of shares having an aggregate fair market value that does not exceed the exercise price; or

  •
  by other methods permitted by applicable law.

        An optionee who exercises a stock appreciation right receives the increase in value of our common stock over the base price. The base price for stock appreciation rights may not be less than 100% of the fair market value of our common stock on the grant date. The settlement value of a stock appreciation right may be paid in cash, shares of our common stock or a combination.

        Options and stock appreciation rights vest as determined by the compensation committee. In general, they will vest over a four-year period following the date of grant. Options and stock appreciation rights expire at the time determined by the compensation committee but in no event more than ten years after they are granted. These awards generally expire earlier if the participant's service terminates earlier. No participant may be granted stock options or stock appreciation rights under our 2015 Plan covering more than 1,725,000 shares in any fiscal year, except that a new employee may receive stock options or stock appreciation rights covering up to 350,000 additional shares in the fiscal year in which employment commences.

        Restricted Shares and Stock Units.    Restricted shares and stock units may be awarded under the 2015 Plan in return for any lawful consideration, and participant who receive restricted shares or stock units generally are not required to pay cash for their awards. In general, these awards will be subject to vesting. Vesting may be based on length of service, the attainment of performance-based milestones or a combination of both, as determined by the compensation committee. No participant may be granted restricted share awards or stock units with performance-based vesting covering more than 1,500,000 shares during any fiscal year, except that a new employee may receive restricted shares or stock units covering up to 300,000 additional shares in the fiscal year in which employment commences. Settlement of vested stock units may be made in the form of cash, shares of common stock or a combination.

        Performance Cash Awards.    Performance cash awards may be granted under the 2015 Plan that qualify as performance-based compensation that is not subject to the income tax deductibility limitations imposed by Section 162(m) of the Internal Revenue Code, if the award is approved by our compensation committee and the grant or vesting of the award is tied solely to the attainment of performance goals during a designated performance period. No participant may be paid more than $5,000,000 in cash in any calendar year pursuant to a performance cash award granted under the 2015 Plan.

        Performance goals for the grant or vesting of performance awards under the 2015 Plan may be based on any one, or combination, of the following:

Earnings (before or after taxes)
Earnings per share
Earnings before interest, taxes and depreciation
Earnings before interest, taxes, depreciation and amortization
Total stockholder return
Return on equity or average stockholders' equity
Return on assets, investment or capital employed
Operating income
Gross margin
Operating margin
Net operating income
Net operating income after tax
Return on operating revenue	Sales or revenue
Expense or cost reduction
Working capital
Economic value added (or an equivalent metric)
Market share
Cash flow or cash balance
Operating cash flow
Cash flow per share
Share price
Debt reduction
Customer satisfaction
Stockholders' equity
Employee survey results
Development and launch of new products

        To the extent a performance award is not intended to comply with Section 162(m) of the Internal Revenue Code, the compensation committee may select other measures of performance.

        Corporate Transactions.    In the event we are a party to a merger, consolidation or certain change in control transactions, outstanding awards granted under the 2015 Plan, and all shares acquired under the 2015 Plan, will be subject to the terms of the definitive transaction agreement (or, if there is no such agreement, as determined by our compensation committee). Unless an award agreement provides otherwise, such treatment may include any of the following with respect to each outstanding award:

  •
  the continuation, assumption or substitution of an award by a surviving entity or its parent;

  •
  the cancellation of an award without payment of any consideration;

  •
  the cancellation of the vested portion of an award (and any portion that becomes vested as of the effective time of the transaction) in exchange for a payment equal to the excess, if any, of the value that the holder of each share of our common stock receives in the transaction over (if applicable) the exercise price otherwise payable in connection with the award; or

  •
  the assignment of any reacquisition or repurchase rights held by us in respect of an award of restricted shares to the surviving entity or its parent (with proportionate adjustments made to the price per share to be paid upon exercise of such rights).

        The compensation committee is not required to treat all awards, or portions thereof, in the same manner.

        The vesting of an outstanding award may be accelerated by the administrator upon the occurrence of a change in control, whether or not the award is to be assumed or replaced in the transaction, or in connection with a termination of service following a change in control transaction.

        A change in control includes:

  •
  any person acquiring beneficial ownership of more than 50% of our total voting power;

  •
  the sale or other disposition of all or substantially all of our assets; or

  •
  our merger or consolidation after which our voting securities represent 50% or less of the total voting power of the surviving or acquiring entity.

        Changes in Capitalization.    In the event of certain changes in our capital structure without our receipt of consideration, such as a stock split, reverse stock split or dividend paid in common stock, proportionate adjustments will automatically be made to:

  •
  the maximum number and kind of shares available for issuance under the 2015 Plan, including the maximum number and kind of shares that may be issued upon the exercise of incentive stock options;

  •
  the maximum number and kind of shares covered by, and exercise price, base price or purchase price, if any, applicable to each outstanding stock award.

  •
  the maximum number and kind of shares by which the share reserve may increase automatically each year; and

  •
  the maximum number and kind of shares subject to stock awards that may be granted to a participant in a fiscal year (as established under the 2015 Plan pursuant to Section 162(m) of the Internal Revenue Code).

        In the event that there is a declaration of an extraordinary dividend payable in a form other than our common stock in an amount that has a material effect on the price of our common stock, a recapitalization, a spin-off or a similar occurrence, the compensation committee may make such adjustments to any of the foregoing as it deems appropriate, in its sole discretion.

        Amendments or Termination.    Our board of directors may amend or terminate the 2015 Plan at any time. If our board of directors amends the 2015 Plan, it does not need stockholder approval of the amendment unless required by applicable law, regulation or rules. The 2015 Plan will terminate automatically 10 years after the later of the date when our board of directors adopted the 2015 Plan or approved the latest share increase that was also approved by our stockholders.

2007 Stock Plan

        General.    Our board of directors adopted our 2007 Plan in January 2007, and it has been approved by our stockholders. The most recent amendment of our 2007 Plan was adopted by our board of directors in March 2015 and was subsequently approved by our stockholders. No further awards will be made under our 2007 Plan after this offering; however, awards outstanding under our 2007 Plan will continue to be governed by their existing terms.

        Share Reserve.    As of March 31, 2015, we have reserved 15,258,947 shares of our common stock for issuance under the 2007 Plan, all of which may be issued as incentive stock options. As of March 31, 2015, options to purchase 9,357,611 shares of common stock, at exercise prices ranging from $0.0065 to $7.4491 per share, or a weighted-average exercise price of $2.87 per share, were outstanding under the 2007 Plan, and 122,699 shares of common stock remained available for future issuance under the 2007 Plan. Unissued shares subject to awards that expire or are cancelled, shares reacquired by us and shares withheld in payment of the purchase price or exercise price of an award or in satisfaction of withholding taxes will again become available for issuance under the 2007 Plan.

        Administration.    Our board of directors administered the 2007 Plan before this offering, and the compensation committee of our board of directors will administer the 2007 Plan after this offering. The administrator has complete discretion to make all decisions relating to the 2007 Plan and outstanding awards.

        Eligibility.    Employees, non-employee members of our board of directors, consultants and advisors are eligible to participate in our 2007 Plan.

        Types of Awards.    Our 2007 Plan provides for the following types of awards:

  •
  incentive and nonstatutory stock options; and

  •
  restricted shares.

        Options.    The exercise price for stock options granted under our 2007 Plan may not be less than 100% of the fair market value of our common stock on the grant date. Optionees may pay the exercise price in cash or cash equivalents or in one, or by any combination of, the following forms of payment, as permitted by the administrator in its sole discretion:

  •
  by delivery of a full-recourse promissory note, with the shares pledged as security against the principal and accrued interest on the note;

  •
  with shares of common stock that the optionee already owns;

  •
  by an immediate sale of the shares through a broker approved by us, if shares of our common stock are publicly traded;

  •
  by instructing us to withhold a number of shares having an aggregate fair market value that does not exceed the exercise price; or

  •
  by other methods permitted by applicable law.

        Options vest as determined by the administrator. In general, we have granted options that vest over a four-year period following the date of grant. In most cases, prior to 2011 (and prior to 2012 with respect to our executive officers), our options were immediately exercisable, subject to our right to repurchase unvested shares. Options expire at the time determined by the administrator, but in no event more than ten years after they are granted, and generally expire earlier if the optionee's service terminates earlier.

        Restricted Shares.    Restricted shares may be awarded or sold under the 2007 Plan in return for cash or cash equivalents or, as permitted by the administrator in its sole discretion, in exchange for services rendered to us, by delivery of a full-recourse promissory note or through any other means permitted by applicable law. Restricted shares vest as determined by the administrator.

        Corporate Transactions.    In the event that we are a party to a merger or consolidation, shares acquired under the 2007 Plan will be subject to the agreement of merger or consolidation. Such agreement will provide for one or more of the following with respect to outstanding options:

  •
  the continuation, assumption or substitution of the option by the surviving entity or its parent;

  •
  full exercisability and vesting of the option, followed by cancellation if not exercised; or

  •
  cancellation of the option in exchange for a payment equal to the excess, if any, of the value that the holder of a share of our common stock receives in the transaction over the exercise price per share of the option. Such payment may be subject to vesting based on the optionee's continuing service, generally in accordance with the vesting schedule applicable to the option.

        The administrator is not obligated to treat all awards in the same manner. The administrator has the discretion, at any time, to provide that an award granted under the 2007 Plan will vest on an accelerated basis if we are subject to a change of control or if the participant is subject to an involuntary termination.

        Changes in Capitalization.    In the event of certain specified changes in the capital structure of our common stock, such as a stock split, reverse stock split, stock dividend, reclassification or any other increase or decrease in the number of issued shares of stock effective without receipt of consideration by us, proportionate adjustments will automatically be made in each of the number of shares available for future grants under the 2007 Plan, the number of shares covered by each outstanding option and the exercise price per share subject to each outstanding option. In the event of an extraordinary cash dividend that has a material effect on the fair market value of our common stock, a recapitalization, spin-off, or other similar occurrence, the administrator at its sole discretion may make appropriate adjustments in one or more of the number of shares available under our 2007 Plan, the number of shares covered by each outstanding option and the exercise price per share subject to each outstanding option.

        Amendments or Termination.    The administrator may at any time amend, suspend or terminate the 2007 Plan, subject to stockholder approval if the amendment increases the number of shares available for issuance or materially changes the class of persons eligible to receive incentive stock options. The 2007 Plan will terminate automatically 10 years after the later of the date when our board of directors adopted the 2007 Plan or approved the latest share increase that was also approved by our stockholders.

2015 Employee Stock Purchase Plan

        General.    Our 2015 Employee Stock Purchase Plan, or 2015 ESPP, was adopted by our board of directors in June 2015 and our stockholders approved it in June 2015. The 2015 ESPP will become effective as of the effective date of the registration statement of which this prospectus is a part. Our 2015 ESPP is intended to qualify under Section 423 of the Internal Revenue Code.

        Share Reserve.    We have reserved 893,548 shares of our common stock for issuance under the 2015 ESPP. The number of shares reserved for issuance under the 2015 ESPP will automatically be increased on the first business day of each of our fiscal years, commencing in 2016, by a number equal to the least of:

  •
  880,000 shares;

  •
  1% of the shares of common stock outstanding on the last business day of the prior fiscal year; or

  •
  the number of shares determined by our board of directors.

        The number of shares reserved under the 2015 ESPP will automatically be adjusted in the event of a stock split, stock dividend or a reverse stock split (including an adjustment to the per-purchase period share limit).

        Administration.    The compensation committee of our board of directors will administer the 2015 ESPP.

        Eligibility.    All of our employees are eligible to participate if we employ them for more than 20 hours per week and for five or more months per year. Eligible employees may begin participating in the 2015 ESPP at the start of any offering period.

        Offering Periods.    Each offering period will last a number of months determined by the compensation committee, not to exceed 27 months. A new offering period will begin periodically, as determined by the compensation committee. Offering periods may overlap or may be consecutive. Unless otherwise determined by the compensation committee, two offering periods of six months' duration will begin in each year on May 1 and November 1. However, if so determined by the compensation committee, the first offering period may start on the effective date of the registration statement related to this offering and will end on October 31, 2015, with the first purchase date occurring on October 31, 2015.

        Amount of Contributions.    Our 2015 ESPP permits each eligible employee to purchase common stock through payroll deductions. Each employee's payroll deductions may not exceed 15% of the employee's cash compensation. Each participant may purchase up to the number of shares determined by our board of directors on any purchase date, not to exceed 5,000 shares. The value of the shares purchased in any calendar year may not exceed $25,000. Participants may withdraw their contributions at any time before stock is purchased.

        Purchase Price.    The price of each share of common stock purchased under our 2015 ESPP will not be less than 85% of the lower of the fair market value per share of common stock on the first day of the applicable offering period (or, in the case of the first offering period, the price at which one share of common stock is offered to the public in this offering) or the fair market value per share of common stock on the purchase date.

        Other Provisions.    Employees may end their participation in the 2015 ESPP at any time. Participation ends automatically upon termination of employment with us. If we experience a change in control, our 2015 ESPP will end and shares will be purchased with the payroll deductions accumulated to date by participating employees. Our board of directors or our compensation committee may amend or terminate the 2015 ESPP at any time.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In addition to the cash and equity compensation arrangements of our directors and named executive officers discussed in "Management—Director Compensation" and "Executive Compensation," the following is a description of transactions since January 1, 2012, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with or immediate family members of any of the foregoing, had or will have a direct or indirect material interest.

Sales of Convertible Preferred Stock

        The following table summarizes purchases of our convertible preferred stock since January 1, 2012 by our directors, executive officers and holders of more than 5% of our capital stock and their affiliated entities. Each outstanding share of our convertible preferred stock is convertible into one share of our common stock upon the completion of this offering. Based on shares outstanding as of the date of this prospectus, all of our outstanding convertible preferred stock will convert into 31,397,221 shares of our common stock assuming the conversion immediately upon the closing of this offering, provided, however, that in the event that the actual initial public offering price is lower than $12.7629 per share, the shares of Series F preferred stock will convert into a larger number of shares of common stock. For example, in the event that the actual initial public offering price is $12.00, $11.00 or $10.00 per share, the aggregate number of additional shares of common stock issuable to the holders of Series F preferred stock will be approximately 276,460 shares, 696,915 shares or 1,201,460 shares, respectively.

	Shares of Preferred Stock
Purchaser	Series	Number of Shares	Aggregate Gross Consideration ($)
Entities affiliated with Claremont Creek Ventures(1)	Series C	799,913	1,773,251.03
Entities affiliated with Claremont Creek Ventures(2)	Series D	367,123	1,792,242.21
Entities affiliated with Claremont Creek Ventures(3)	Series E	1,170,817	7,048,239.32
Entities affiliated with Sequoia Capital(4)	Series C	3,542,477	7,852,968.41
Entities affiliated with Sequoia Capital(5)	Series D	1,231,957	6,014,234.28
Entities affiliated with Sequoia Capital(6)	Series E	498,521	3,001,068.75
Lightspeed Venture Partners VIII	Series C	571,367	1,266,607.88
Lightspeed Venture Partners VIII	Series D	2,463,916	12,028,471.23
Lightspeed Venture Partners VIII	Series E	332,319	2,000,537.90
Entities affiliated with Sofinnova Ventures(7)	Series F	2,350,560	29,999,995.12

Total		13,328,970	72,777,616.13

(1)
Includes (a) 25,996 shares of Series C preferred stock held by Claremont Creek Partners Fund, L.P. and (b) 773,917 shares of Series C preferred stock held by Claremont Creek Ventures, L.P.

(2)
Includes (a) 11,931 shares of Series D preferred stock held by Claremont Creek Partners Fund, L.P. and (b) 355,192 shares of Series D preferred stock held by Claremont Creek Ventures, L.P.

(3)
Includes (a) 19,530 shares of Series E preferred stock held by Claremont Creek Partners Fund, L.P., (b) 581,426 shares of Series E preferred stock held by Claremont Creek Ventures, L.P., and (c) 569,861 shares of Series E preferred stock held by Claremont Creek Ventures II, L.P.

(4)
Includes (a) 330,867 shares of Series C preferred stock held by Sequoia Capital XII Principals Fund, LP, (b) 3,095,772 shares of Series C preferred stock held by Sequoia Capital XII, LP, and (c) 115,838 shares of Series C preferred stock held by Sequoia Technology Partners XII, LP. Roelof F. Botha, a member of our board of directors, is a managing general partner at Sequoia

  Capital. Todd Cozzens, a member of our board of directors, is an investment advisor at Sequoia Capital.

(5)
Includes (a) 115,065 shares of Series D preferred stock held by Sequoia Capital XII Principals Fund, LP, (b) 1,076,607 shares of Series D preferred stock held by Sequoia Capital XII, LP, and (c) 40,285 shares of Series D preferred stock held by Sequoia Technology Partners XII, LP. Mr. Botha, a member of our board of directors, is a managing general partner at Sequoia Capital. Mr. Cozzens, a member of our board of directors, is an investment advisor at Sequoia Capital.

(6)
Includes (a) 46,561 shares of Series E preferred stock held by Sequoia Capital XII Principals Fund, LP, (b) 435,659 shares of Series E preferred stock held by Sequoia Capital XII, LP, and (c) 16,301 shares of Series E preferred stock held by Sequoia Technology Partners XII, LP. Mr. Botha, a member of our board of directors, is a managing general partner at Sequoia Capital. Mr. Cozzens, a member of our board of directors, is an investment advisor at Sequoia Capital.

(7)
Includes (a) 1,175,280 shares of Series F preferred stock held by Sofinnova Venture Partners VIII, L.P. and (b) 1,175,280 shares of Series F preferred stock held by Sofinnova Venture Partners IX, L.P. Dr. Healy, a member of our board of directors, is a managing general partner at Sofinnova Ventures.

Bridge Financings

        Prior to January 1, 2012, we completed a bridge financing with our existing investors, including Sequoia Capital, Claremont Creek and Lightspeed Ventures, through which we issued convertible promissory notes in the aggregate principal amount of approximately $20.0 million, or the 2011 Bridge. In January 2013, we completed a bridge financing with our existing investors, including Sequoia Capital, Claremont Creek and Lightspeed Ventures, through which we issued convertible promissory notes in the aggregate principal amount of approximately $2.0 million, or the 2013 Bridge. All of the convertible promissory notes issued in connection with the 2011 Bridge were converted into shares of Series D convertible preferred stock at the initial closing of the Series D convertible preferred stock financing in February 2013. All of the convertible promissory notes issued in connection with the 2013 Bridge were converted into shares of Series E convertible preferred stock at the initial closing of the Series E convertible preferred stock financing in February 2013.

Series F Financing

        In November and December 2014, we completed an equity financing with certain new investors and certain existing investors, through which we issued 4,348,535 shares of Series F preferred stock for an aggregate purchase price of approximately $55.5 million, or the Series F Financing. In addition, in connection with the Series F Financing, we issued warrants to certain existing stockholders, including Sequoia Capital, Claremont Creek and Lightspeed Ventures, to purchase an aggregate of 429,440 shares of common stock at an exercise price of $0.0163 per share.

Amended and Restated Investors' Rights Agreement

        We are party to an amended and restated investors' rights agreement that provides certain holders of our capital stock, including holders of our preferred stock, with certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see "Description of Capital Stock—Registration Rights." The amended and restated investors' rights agreement also provides for a right of first offer in favor of certain holders of our capital stock with regard to certain issuances of our capital stock. The right of first offer will not apply to, and will terminate upon, the completion of this offering.

Loans to Officers

        We entered into a full-recourse promissory note with Matthew Rabinowitz, our Chief Executive Officer, President, and Chairman in April 2012. Pursuant to this note, which was secured by a stock pledge agreement, we loaned Dr. Rabinowitz $154,000. This loan bore interest at a rate per annum of 1.15%, compounded annually. As of March 31, 2015, the outstanding balance of this loan was $159,615, including principal of $154,000 and total accrued unpaid interest of $5,615. This loan, including all accrued interest, was repaid in full by Dr. Rabinowitz in May 2015.

        We entered into a full-recourse promissory note with Jonathan Sheena, our Chief Technology Officer, in April 2012. Pursuant to this note, which was secured by a stock pledge agreement, we loaned Mr. Sheena $38,280. This loan bore interest at a rate per annum of 1.15%, compounded annually. As of March 31, 2015, the outstanding balance of this loan was $39,564, including principal of $38,280 and total accrued unpaid interest of $1,284. This loan, including all accrued interest, was repaid in full by Mr. Sheena in May 2015.

Employment Arrangements with Immediate Family Members of Our Executive Officers and Directors

        Daniel Rabinowitz, a brother of Matthew Rabinowitz, our Chief Executive Officer, President and Chairman, has been employed by us since July 2004. Daniel Rabinowitz serves as our Secretary and General Counsel. During our fiscal years ended December 31, 2012, 2013 and 2014 and the three months ended March 31, 2015, Daniel Rabinowitz had total cash compensation, including base salary, bonus and other compensation, of $212,157, $225,000, $603,702 and $1,032,305 respectively.

        Daniel Rabinowitz's compensation level was determined, in part, by reference to similarly situated employees who were not related to an executive officer or director. He was also eligible for equity awards on the same general terms and conditions as applicable to other similarly situated employees who were not related to an executive officer or director.

Indemnification Agreements

        Prior to the closing of this offering, we plan to enter into indemnification agreements with our directors and officers. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify these individuals to the fullest extent permitted by Delaware law.

Change in Control Arrangements

        Certain of our executive officers have agreements in place that provide for certain benefits in the event of a change in control. For more information regarding these benefits, see "Executive Compensation—Severance and Change in Control Benefits."

Related Party Transaction Policy

        We intend to adopt a formal policy that our executive officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction. All of the transactions described above were entered into prior to the adoption of such policy.

        Although we have not had a written policy for the review and approval of transactions with related persons prior to 2015, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including all of the transactions described above. Prior to approving such a transaction, the material facts as to a director's or officer's relationship or interest as to the agreement or transaction were disclosed to our board of directors. Our board of directors would take this information into account when evaluating the transaction and in determining whether such a transaction was fair to the company and in the best interests of all of our stockholders. In addition, for each related party transaction described above, the disinterested directors in the context of each such transaction approved the applicable agreement and transaction.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information regarding the number of shares of our common stock beneficially owned as of May 31, 2015, and immediately following the completion of this offering, by:

  •
  each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of our common stock;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group (eight persons).

        The information in the following table is based on 38,427,337 shares of our common stock outstanding before this offering and 44,677,337 shares of our common stock outstanding after the completion of this offering. The number of shares outstanding is based on the number of shares of our common stock outstanding as of May 31, 2015 and assumes:

  •
  a 1-for-1.63 reverse stock split of our capital stock that was effected on June 19, 2015;

  •
  the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 31,397,221 shares of common stock, provided, however, that in the event that the actual initial public offering price is lower than $12.7629 per share, the shares of Series F preferred stock will convert into a larger number of shares of common stock; and

  •
  no exercise by the underwriters of their over-allotment option.

        "Common stock outstanding after the completion of this offering" above does not give effect to any such additional shares issuable upon conversion of the Series F preferred stock if the actual initial public offering price is lower than $12.7629 per share. For example, in the event that the actual initial public offering price is $12.00, $11.00 or $10.00 per share, the aggregate number of additional shares of common stock issuable to the holders of Series F preferred stock will be approximately 276,460 shares, 696,915 shares or 1,201,460 shares, respectively. We have determined beneficial ownership in accordance with SEC rules. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws. In computing the number of shares of our common stock beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all shares of our common stock subject to options held by that person or entity that are currently exercisable or exercisable within 60 days of May 31, 2015. We did not deem these shares to be outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

        Except as otherwise set forth below, the address of each beneficial owner listed in the table below is c/o Natera, Inc., 201 Industrial Road, Suite 410, San Carlos, California 94070.

		Percent of Shares Beneficially Owned
Name of Beneficial Owner	Shares Beneficially Owned	Before the Offering	After the Offering
Named Executive Officers and Directors:
Roelof F. Botha(1)	7,744,495	20.2	17.3
Todd Cozzens(2)	47,167	*	*
Edward C. Driscoll, Jr.	—	*	*
James I. Healy(3)	2,350,560	6.1	5.3
Matthew Rabinowitz(4)	5,797,156	14.3	12.4
Herm Rosenman(5)	98,035	*	*
Jonathan Sheena(6)	1,859,408	4.7	4.1
John Steuart	—	*	*
All Executive Officers and Directors as a Group (8 persons)	17,896,821	42.5	37.0
5% Stockholders:
Entities affiliated with Sequoia Capital(7)	7,744,495	20.2	17.3
Entities affiliated with Claremont Creek(8)	7,390,416	19.3	16.5
Lightspeed Venture Partners VIII, LP(9)	3,973,616	10.4	8.9
Entities affiliated with Sofinnova Ventures(10)	2,350,560	6.1	5.3

*
Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)
Consists of (i) 6,736,127 shares held by Sequoia Capital XII, LP (Sequoia XII), and 31,793 shares of common stock issuable to Sequoia XII pursuant to warrants exercisable within 60 days of May 31, 2015; (ii) 252,053 shares of common stock held by Sequoia Technology Partners XII, LP (Sequoia Technology), and 1,189 shares of common stock issuable to Sequoia Technology pursuant to warrants exercisable within 60 days of May 31, 2015; and (iii) 719,935 shares held by Sequoia Capital XII Principals Fund, LLC (Sequoia Principals), and 3,398 shares of common stock issuable to Sequoia Principals pursuant to warrants exercisable within 60 days of May 31, 2015. SC XII Management, LLC is the general partner of Sequoia Capital XII, L.P. and Sequoia Technology Partners XII, L.P., and is the managing member of Sequoia Capital XII Principals Fund, LLC (collectively, the Sequoia Capital XII Funds). The managing members of SC XII Management, LLC are Roelof F. Botha, James J. Goetz, Michael Goguen, Douglas Leone, and Michael Moritz. As a result, and by virtue of the relationships described in this footnote, each of the managing members of SC XII Management, LLC, may be deemed to share beneficial ownership of the shares held by the Sequoia Capital XII Funds. Such individuals expressly disclaim any such beneficial ownership. The address of each of the entities identified in this footnote is 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025.

(2)
Consists of 47,167 shares of common stock issuable to Mr. Cozzens pursuant to options exercisable within 60 days of May 31, 2015, all of which are fully vested.

(3)
Consists of (i) 1,175,280 shares of common stock held by Sofinnova Venture Partners VIII, L.P. (Sofinnova Venture Partners VIII); and (ii) 1,175,280 shares of common stock held by Sofinnova Venture Partners IX, L.P. (Sofinnova Venture Partners IX, and, collectively, the Sofinnova Funds). Sofinnova Management VIII, L.L.C. (Sofinnova Management VIII) is the general partner of Sofinnova Venture Partners VIII and Anand Mehra, Michael Powell, Srinivas Akkarju and James I. Healy, are the managing members of Sofinnova Management VIII. Sofinnova Venture Partners VIII, Sofinnova Management VIII, Anand Mehra, Michael Powell, Srinivas Akkarju and James I. Healy may be deemed to have shared voting and dispositive power over the shares owned by Sofinnova Venture Partners VIII. Sofinnova Management IX, L.L.C. (Sofinnova Management IX) is the general partner of Sofinnova Venture Partners IX and Anand Mehra, Michael Powell, Srinivas

  Akkarju and James I. Healy, are the managing members of Sofinnova Management IX. Sofinnova Venture Partners IX, Sofinnova Management IX, Anand Mehra, Michael Powell, Srinivas Akkarju and James I. Healy may be deemed to have shared voting and dispositive power over the shares owned by Sofinnova Venture Partners IX. Such entities and individuals expressly disclaim any such beneficial ownership over the shares owned by the Sofinnova Funds, respectively. The address of each of the entities identified in this footnote is 3000 Sand Hill Road, Building 4, Suite 250, Menlo Park, California 94025.

(4)
Consists of (i) 3,012,777 shares of common stock held by Dr. Rabinowitz, (ii) 613,496 shares of common stock held by the Matthew Rabinowitz Grantor Retained Annuity Trust, and (iii) 2,170,881 shares of common stock issuable to Dr. Rabinowitz pursuant to options exercisable within 60 days of May 31, 2015, of which 1,557,385 of the shares were vested as of such date. The foregoing excludes shares transferred and sold to third parties in transactions prior to May 31, 2015.

(5)
Consists of 98,035 shares of common stock issuable to Mr. Rosenman pursuant to options exercisable within 60 days of May 31, 2015, all of which are fully vested.

(6)
Consists of (i) 640,051 shares of common stock held by Mr. Sheena and (ii) 1,219,357 shares of common stock issuable to Mr. Sheena pursuant to options exercisable within 60 days of May 31, 2015, of which 1,096,658 were vested as of such date. The foregoing excludes shares transferred and sold to third parties in transactions prior to May 31, 2015.

(7)
Consists of the shares listed in footnote (1) above, which are held by the Sequoia Entities.

(8)
Consists of (i) 6,516,224 shares of common stock held by Claremont Creek Ventures, L.P. (Claremont Ventures), and 42,431 shares of common stock issuable to Claremont Ventures pursuant to warrants exercisable within 60 days of May 31, 2015; (ii) 569,861 shares of common stock held by Claremont Creek Ventures II, L.P. (Claremont Ventures II), and 41,587 shares of common stock issuable to Claremont Ventures II pursuant to warrants exercisable within 60 days of May 31, 2015; and (iii) 218,888 shares of common stock held by Claremont Creek Partners Fund, L.P. (Claremont Partners, together with Claremont Ventures and Claremont Ventures II, the Claremont Entities), and 1,425 shares of common stock issuable to Claremont Partners pursuant to warrants exercisable within 60 days of May 31, 2015. Claremont Creek Partners, LLC (CCP LLC) is the general partner of Claremont Ventures and Claremont Partners and Claremont Creek Partners II, LLC (CCP II LLC) is the general partner of Claremont Ventures II. The managing members of CCP LLC and CCP II LLC are Nat Goldhaber and Randy Hawks. As a result, and by virtue of the relationships described in this footnote, each of the managing members of CCP LLC and CCP II LLC may be deemed to share beneficial ownership of the shares held by the Claremont Entities. Such individuals expressly disclaim any such beneficial ownership. The address for the Claremont Entities is c/o Claremont Creek Ventures, 300 Frank Ogawa Plaza, Suite 350, Oakland, California 94612.

(9)
Consists of (i) 3,949,364 shares of common stock held by Lightspeed Venture Partners VIII, LP (Lightspeed Venture Partners) and (ii) 24,252 shares of common stock issuable to Lightspeed Venture Partners pursuant to warrants exercisable within 60 days of May 31, 2015. Lightspeed Ultimate General Partner VIII, Ltd. is the general partner of Lightspeed General Partner VIII, LP, which is the general partner of Lightspeed Venture Partners. As such, Lightspeed Ultimate General Partner VIII, Ltd. possesses power to direct the voting and disposition of the shares owned by Lightspeed Venture Partners and may be deemed to have indirect beneficial ownership of the shares held by Lightspeed Venture Partners. Christopher J. Schaepe, Barry Eggers, Ravi Mhatre and Peter Nieh are the directors of Lightspeed Ultimate General Partner VIII, Ltd. and possess power to direct the voting and disposition of the shares owned by Lightspeed Venture Partners and may be deemed to have indirect beneficial ownership of the shares held by Lightspeed Venture Partners. The address for Lightspeed Venture Partners is 2200 Sand Hill Road, Menlo Park, California 94025.

(10)
Consists of the shares listed in footnote (3) above, which are held by the Sofinnova Funds.

DESCRIPTION OF CAPITAL STOCK

General

        The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering. For more detailed information, see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

        Upon the completion of this offering, our authorized capital stock will consist of 800,000,000 shares, with a par value of $0.0001 per share, of which:

  •
  750,000,000 shares will be designated as common stock; and

  •
  50,000,000 shares will be designated as preferred stock.

        As of March 31, 2015, we had outstanding 38,357,699 shares of common stock held of record by 131 stockholders, assuming the automatic conversion of all outstanding shares of preferred stock into common stock immediately prior to the closing of this offering, provided, however, that in the event that the actual initial public offering price is lower than $12.7629 per share, the shares of Series F preferred stock will convert into a larger number of shares of common stock. For example, in the event that the actual initial public offering price is $12.00, $11.00 or $10.00 per share, the aggregate number of additional shares of common stock issuable to the holders of Series F preferred stock will be approximately 276,460 shares, 696,915 shares or 1,201,460 shares, respectively. Upon completion of this offering, no shares of preferred stock will be outstanding.

Common Stock

        Each holder of common stock is entitled to one vote per share on all matters submitted to a vote of stockholders. We have not provided for cumulative voting in the election of directors. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

        Upon the closing of this offering, our board of directors will have the authority, without further action by our stockholders, to issue from time to time up to 50,000,000 shares of preferred stock in one or more series, and to establish the number of shares to be included in each series and fix the powers, preferences and rights of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors will also be able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

        The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company, which could depress the market price of our common stock. We have no current plans to issue any shares of preferred stock.

Warrants

        On July 25, 2007, we issued warrants to purchase an aggregate of 24,538 shares of common stock at an exercise price of $0.0978 per share to various holders. For three months ended March 31, 2015, 12,269 shares of common stock were issued upon the exercise of certain of such warrants. As of March 31, 2015, the warrants were exercisable for an aggregate of 12,269 shares of our common stock at an exercise price of $0.0978 per share until their expiration on July 25, 2017.

        In connection with the Credit Agreement we entered into with ROS Acquisition Offshore LP on April 18, 2013, we issued to Royal Opportunities S.á r.l., or ROS, a warrant to purchase 376,691 shares of our common stock at an exercise price of $2.3229. The warrant has a net exercise provision, which provides for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, recapitalizations, reclassifications, consolidations and other fundamental transactions. As of March 31, 2015, the warrant is exercisable for an aggregate of 376,691 shares of our common stock at an exercise price of $2.3229 per share, and unless earlier exercised, is exercisable until the earlier of (i) its expiration on April 18, 2023 or (ii) a liquidation event as defined in our amended and restated certificate of incorporation.

        In connection with the Amended and Restated Loan and Security Agreement we entered into with Silicon Valley Bank, or SVB, on November 2, 2009, we issued to SVB a warrant to purchase 33,742 shares of our Series B preferred stock at an exercise price of $1.8908 per share. SVB assigned the warrant to SVB Financial Group. The warrant has a net exercise provision and contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, recapitalizations, reclassifications, consolidations and other fundamental transactions. As of March 31, 2015, the warrant is exercisable for an aggregate of 33,742 shares of our Series B preferred stock at an exercise price of $1.8908 per share until its expiration on November 2, 2019.

        On November 20, 2014, we issued to the holders of our Series E preferred stock, on a pro-rata basis, warrants to purchase an aggregate of 429,440 shares of common stock at an exercise price of $0.0163 per share. The warrants have a net exercise provision and contain provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain subdivisions, combinations, reclassifications, reorganizations and consolidations. As of March 31, 2015, the warrants are exercisable for an aggregate of 429,440 shares of our common stock at an exercise price of $0.0163 per share until their expiration on November 19, 2019.

Registration Rights

        After this offering, the holders of 32,011,228 shares of our common stock issued upon the conversion of our preferred stock will be entitled to contractual rights to require us to register those shares under the Securities Act. These rights are provided under the terms of our amended and restated investors' rights agreement. If we propose to register any of our securities under the Securities Act for our own account, holders of shares having registration rights are entitled to include their shares in our registration statement, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in the registration. Additionally, ROS and SVB are entitled to certain piggyback and Form S-3 registration rights described below pursuant to the terms of their warrants as described in "—Warrants" above. These holders have waived their rights to include their shares in this offering.

        We will pay all expenses relating to any demand, piggyback or Form S-3 registration described below, other than underwriting discounts and commissions. The registration rights terminate upon the earliest to occur of: (i) the third anniversary of the completion of this offering; (ii) a liquidation event; or (iii) with respect to the registration rights of an individual holder, the earlier of the date that all shares held by the holder can be sold in compliance with Rule 144 or if the holder holds one percent or less or our outstanding common stock and all such shares can be sold in any three-month period in compliance with Rule 144.

Demand Registration Rights

        The holders of the registrable securities will be entitled to certain demand registration rights. At any time beginning on the earlier of February 2017 or six months following the effectiveness of this offering, the holders of 50% or more of the registrable securities then outstanding, may make a written request that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover securities the aggregate offering price of at least $40,000,000, before payment of underwriting discounts and commissions. We not obligated to effect more than two of these registrations.

Piggyback Registration Rights

        If we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the holders of shares having registration rights will, subject to certain exceptions, be entitled to include their shares in our registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such offering under certain circumstances, but not below 20% of the total amount of securities included in such offering.

Form S-3 Registration Rights

        At any time after we are qualified to file a registration statement on Form S-3, and subject to limitations and conditions specified in the amended and restated investors' rights agreement, the holders of at least 30% of the registrable securities may make a written request that we prepare and file a registration statement on Form S-3 under the Securities Act covering their shares, so long as the aggregate price to the public, net of any underwriters' discounts and commissions, is at least $5,000,000. We are not obligated to effect more than two of these Form S-3 registrations.

Anti-takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

        Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws to become effective upon completion of this offering could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging such proposals, including proposals that are priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could result in an improvement of their terms.

Certificate of Incorporation and Bylaws

        Our amended and restated certificate of incorporation and amended and restated bylaws to become effective upon completion of this offering include provisions that:

  •
  authorize our board of directors to issue, without further action by the stockholders, up to 50,000,000 shares of undesignated preferred stock;

  •
  require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

  •
  specify that special meetings of our stockholders can be called only by our board of directors, our chairman of the board, or our chief executive officer;

  •
  establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

  •
  establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms;

  •
  provide that our directors may be removed only for cause;

  •
  provide that vacancies on our board of directors may, except as otherwise required by law, be filled only by a majority of directors then in office, even if less than a quorum;

  •
  specify that no stockholder is permitted to cumulate votes at any election of directors; and

  •
  require a super-majority of votes to amend certain of the above-mentioned provisions.

Delaware Law

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prohibits a Delaware corporation, under certain circumstances, from engaging in a business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, unless:

  •
  before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

        In general, Section 203 defines business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person who, together with the entity's or person's affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporations.

        A Delaware corporation may "opt out" of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Transfer Agent and Registrar

        Upon the completion of this offering the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent's address is 250 Royall Street, Canton, Massachusetts 02021, and the telephone number is (800) 662-7232.

Listing

        We have applied to list our common stock on the Nasdaq Global Market under the symbol "NTRA".

SHARES ELIGIBLE FOR FUTURE SALE

        Before this offering, there has not been a public market for shares of our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could cause the market price for our common stock to fall or impair our ability to raise equity capital in the future.

        Based on the number of shares of our common stock outstanding as of March 31, 2015, including the shares of our common stock issuable upon (i) the conversion of all outstanding shares of our convertible preferred stock, (ii) the net exercise of all outstanding warrants to purchase shares of our common stock and (iii) the net exercise of all outstanding warrants to purchase shares of our convertible preferred stock and the conversion of those shares, a total of 45,459,841 shares of common stock will be outstanding after the completion of this offering, assuming no exercise of outstanding options or warrants after March 31, 2015 and no exercise of the underwriters' over-allotment option. Of these outstanding shares, all shares of our common stock sold in this offering and any shares of common stock sold upon exercise of the underwriters' over-allotment option will be freely tradable in the public market without restriction or further registration under the Securities Act of 1933, amended, or the Securities Act, unless these shares are held by our affiliates, as that term is defined in Rule 144 under the Securities Act.

        The remaining 23,346,378 shares of our common stock outstanding after the completion of this offering are restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. "Common stock outstanding after the completion of this offering" above does not give effect to any such additional shares issuable upon conversion of the Series F preferred stock if the actual initial public offering price is lower than $12.7629 per share. For example, in the event that the actual initial public offering price is $12.00, $11.00 or $10.00 per share, the aggregate number of additional shares of common stock issuable to the holders of Series F preferred stock will be approximately 276,460 shares, 696,915 shares or 1,201,460 shares, respectively.

        Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus	6,250,000
Between 90 and 180 days after the date of this prospectus	—
At various times beginning more than 180 days after the date of this prospectus	45,459,841

        In addition, of the 9,357,611 shares of our common stock that were subject to options outstanding as of March 31, 2015, options to purchase 4,672,690 shares of common stock were vested as of March 31, 2015 and will be eligible for sale at various times beginning more than 180 days after the date of this prospectus.

Rule 144

        In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not deemed to be our affiliate and has not been our affiliate at any time during the three months preceding a sale will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to manner of sale, volume limitations or notice provisions of Rule 144. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person, including the holding period of any prior owner other than one of our affiliates, for less than one year.

        In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the completion of this offering, without regard to volume limitations or the availability of public information about us, if:

  •
  the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

  •
  the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

        Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then-outstanding, which will equal approximately 454,598 shares immediately after the completion of this offering and

  •
  the average weekly trading volume in our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        In general, under Rule 701, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the completion of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

        In connection with this offering we and all of our directors and officers and the holders of substantially all of our outstanding stock and stock options have agreed with the underwriters, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. LLC. These agreements are subject to certain exceptions, described in "Underwriting."

        Certain of our employees, including our executive officers, and directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to our initial public offering described above.

Registration Rights

        After the completion of this offering, the holders of 32,011,228 shares of common stock will be entitled to rights to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See "Description of Capital Stock—Registration Rights" for additional information.

Equity Plans

        We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our equity plans. We expect to file this registration statement as soon as practicable after the completion of this offering. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock plans, see "Executive Compensation—Equity Plans."

 CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a discussion of certain material U.S. federal income tax considerations with respect to the ownership and disposition of shares of common stock applicable to non-U.S. holders who acquire such shares in this offering and hold such shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, (generally, property held for investment). For purposes of this discussion, a "non-U.S. holder" means a beneficial owner of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, or any other corporation treated as such;

  •
  an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more "U.S. persons," as defined under the Code, have the authority to control all substantial decisions of the trust or (ii) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

        This discussion is based on current provisions of the Code, Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances, nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any U.S. federal estate and gift taxes, any U.S. alternative minimum taxes or any state, local or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers or dealers in securities, "controlled foreign corporations," "passive foreign investment companies," non-U.S. holders that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment and certain U.S. expatriates).

        If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner therein will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our common stock should consult their tax advisor as to the particular U.S. federal income tax consequences applicable to them.

        THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, FOREIGN INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Dividends

        In general, the gross amount of any distribution we make to a non-U.S. holder with respect to its shares of common stock will be subject to U.S. withholding tax at a rate of 30% to the extent the distribution constitutes a dividend for U.S. federal income tax purposes, unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent any distribution does not constitute a dividend, it will be treated first as reducing the adjusted basis in the non-U.S. holder's shares of common stock and then, to the extent it exceeds the adjusted basis in the non-U.S. holder's shares of common stock, as gain from the sale or exchange of such stock. Any such gain will be subject to the treatment described in "—Gain on Sale or Other Disposition of Common Stock."

        Dividends we pay to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if required by an applicable tax treaty, are attributable to a U.S. permanent establishment of such non-U.S. holder) will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, at regular U.S. federal income tax rates. Dividends received by a foreign corporation that are effectively connected with its conduct of trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

Gain on Sale or Other Disposition of Common Stock

        In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder's shares of common stock unless:

  •
  the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

  •
  the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

  •
  we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder's holding period of our common stock.

        Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax on a net income tax basis, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S.-source capital losses. We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

        Under the Foreign Account Tax Compliance Act, or FATCA, withholding tax of 30% applies to certain payments to foreign financial institutions, investment funds and certain other non-U.S. persons that fail to comply with certain information reporting and certification requirements pertaining to their direct and indirect U.S. securityholders and/or U.S. accountholders and do not otherwise qualify for an exemption. Such payments include dividends with respect to our common stock and, beginning after December 31, 2016, the gross proceeds from the sale or other disposition of our common stock. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

Backup Withholding, Information Reporting and Other Reporting Requirements

        We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

        A non-U.S. holder will generally be subject to backup withholding for dividends on our common stock paid to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payer does not have actual knowledge or reason to know that such holder is a U.S. person) or otherwise establishes an exemption.

        Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares of common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the Internal Revenue Service and also backup withhold on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. person (and the payer does not have actual knowledge or reason to know that such holder is a U.S. person) or otherwise establishes an exemption. Information reporting will also apply if a non-U.S. holder sells its shares of common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person (and the payer does not have actual knowledge or reason to know that such holder is a U.S. person) and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption.

        Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be credited against the non-U.S. holder's U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Cowen and Company, LLC and Piper Jaffray & Co. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Cowen and Company, LLC
Piper Jaffray & Co.
Robert W. Baird & Co. Incorporated
Wedbush Securities Inc.

Total	6,250,000

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 937,500 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to an additional 937,500 shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses	$	$	$

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $3.7 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

        We have applied to list our common stock on the Nasdaq Global Market under the trading symbol "NTRA."

        We and all of our directors and officers and the holders of substantially all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, (i) our directors and officers and such holders will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock and (ii) we will not file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock. In addition, our directors and officers and such holders agreed and consented to the entry of stop transfer instructions with our transfer agent and registrar against the transfer of each such person's shares of common stock except in compliance with the below restrictions.

        The restrictions described in the immediately preceding paragraph to do not apply to:

  •
  the sale of shares pursuant to the underwriting agreement;

  •
  the issuance of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of and disclosed in this prospectus;

  •
  our issuance of common stock or restricted stock units pursuant to employee benefit plans described in this prospectus; provided that if such shares or other securities vest during the restricted period, the recipient signs and delivers a lock-up agreement;

  •
  transactions by a securityholder relating to shares of common stock or other securities acquired in open market transactions after the closing of our initial public offering; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, is required or voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, is required or voluntarily made by or on behalf of the person or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period;

  •
  transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock (i) as a bona fide gift, will, or intestacy, (ii) to an immediate family member or a trust for the direct or indirect benefit of the transferor or such immediate family of the transferor, or (iii) to any corporation, partnership, or business entity controlled or managed, or under common control or management by the transferor or the immediate family of the transferor, provided in each case that (a) each donee, transferee or distributee signs and delivers a lock-up agreement and (b) no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares shall be required or voluntarily made during the restricted period (other than a filing on a Form 5);

  •
  the exercise of options to purchase common stock granted under any stock incentive plan or stock purchase plan described in this prospectus, provided that the underlying shares shall continue to be subject to the restrictions on transfer set forth in the lock-up agreement and provided further that if any filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the restricted period (other than a filing on a Form 5) such filing shall clearly indicate in the footnotes thereto that no shares were sold by the transferor and that the shares received upon exercise of the stock option are subject to a lock-up agreement with the underwriters;

  •
  the transfer of common stock or any security convertible into common stock to us upon a vesting event of our securities or upon the exercise of options to purchase our securities on a "cashless" or "net exercise" basis or to cover tax withholding obligations of the transferor in connection with such vesting or exercise, provided that if any filing under Section 16(a) of the Exchange Act reporting a disposition of shares of common stock or other public announcement shall be required or shall be made voluntarily in connection with such vesting or exercise, such filing shall clearly indicate in the footnotes thereto that such disposition of shares was solely to us;

  •
  the transfer of common stock or any security convertible into common stock pursuant to agreements under which we have the option to repurchase such shares or a right of first refusal with respect to transfers of such shares;

  •
  the transfer of common stock or any security convertible into common stock that occurs pursuant to a qualified domestic order or in connection with a divorce settlement, provided that each transferee signs and delivers a lock-up agreement and provided further that any filing required to be made under Section 16(a) of the Exchange Act shall state that such transfer is pursuant to a qualified domestic order or in connection with a divorce settlement;

  •
  the filing by us of a registration statement on Form S-8 in respect of our employee benefit plans described in the prospectus;

  •
  our sale or issuance of or entry into an agreement to sell or issue shares of common stock in connection with our acquisition of one or more businesses, products or technologies or in connection with joint ventures, commercial relationships or other strategic transactions; provided that (i) the aggregate number of shares of common stock that we may sell or issue or agree to sell or issue may not exceed 5% of the total number of shares of common stock outstanding immediately following the closing of the offering and (ii) each recipient of these shares of common stock executes and delivers a lock-up agreement; and

  •
  the conversion of the outstanding shares of preferred stock into shares of our common stock, provided that such shares of common stock remain subject to the terms of the lock-up agreement.

        Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above at any time.

        In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us and the representatives. Among the factors to be considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

        Each underwriter has represented and agreed that:

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

 LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Redwood City, California. As of the date of this prospectus, an investment fund associated with Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP beneficially owned less than 0.1% of the outstanding shares of our common stock. Davis Polk & Wardwell LLP, Menlo Park, California is representing the underwriters in this offering.

EXPERTS

        The financial statements of Natera, Inc. as of December 31, 2013 and 2014 and for each of the years then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document that is filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. You may read and copy the registration statement and its exhibits and schedules at the SEC's public reference room, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers, like us, that file documents electronically with the SEC. The address of that website is www.sec.gov. The information on the SEC's web site is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only.

        Upon completion of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference facilities and the website of the SEC referred to above. We also maintain a website at www.natera.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock. We have included our website address in this prospectus solely as an inactive textual reference.

Natera, Inc.
Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors of Natera, Inc.

        We have audited the accompanying balance sheets of Natera, Inc. as of December 31, 2013 and 2014, and the related statements of operations, convertible preferred stock and stockholders' deficit, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Natera, Inc. at December 31, 2013 and 2014, and the results of its operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Redwood City, California
April 15, 2015, except for the last paragraph of Note 1, as to which the date is June 22, 2015

Natera, Inc.

Balance Sheets

(in thousands except for par value)	December 31, 2013	December 31, 2014
Assets
Current assets:
Cash and cash equivalents	$30,496	$87,176
Restricted cash	150	503
Accounts receivable, net of allowance of $508 in 2013 and $527 in 2014	6,632	5,942
Inventory	10,652	11,542
Prepaid expenses and other current assets	1,177	1,314

Total current assets	49,107	106,477
Property and equipment, net	9,791	14,574
Restricted cash	746	808
Other assets	79	1,764

Total assets	$59,723	$123,623

Liabilities, Preferred Stock, and Stockholders' (Deficit) Equity
Current liabilities:
Accounts payable	$11,297	$8,867
Accrued compensation	2,986	5,980
Other accrued liabilities	5,905	10,341
Deferred revenue	970	112
Equipment loan, current portion	1,843	2,340
Warrants	568	2,232

Total current liabilities	23,569	29,872
Equipment loan, long-term portion	1,382	3,510
Senior secured term loan	21,082	20,964

Total long-term liabilities	22,464	24,474

Total liabilities	46,033	54,346
Commitments and contingencies (Note 5)
Convertible preferred stock issuable in series, $0.0001 par value: 51,233 shares authorized, 27,048 and 31,397 shares issued and outstanding as of December 31, 2013 and December 31, 2014, respectively; aggregate liquidation preference of $113,682 and $133,757 as of December 31, 2013 and December 31, 2014, respectively	185,199	240,612
Stockholders' (deficit) equity:
Common stock, $0.0001 par value: 82,000 shares authorized, 6,561 and 6,879 shares issued and outstanding at December 31, 2013 and December 31, 2014, respectively	1	1
Additional paid-in capital	3,338	8,664
Notes receivable from officers	(192)	(192)
Accumulated deficit	(174,656)	(179,808)

Total stockholders' (deficit) equity	(171,509)	(171,335)

Total liabilities, convertible preferred stock, and stockholders' (deficit) equity	$59,723	$123,623

See notes to the financial statements

Natera, Inc.

Statements of Operations

	Year ended December 31,
(in thousands, except per share data)	2013	2014
Revenues
Product revenues	$54,955	$157,308
Other revenues	216	1,981

Total revenues	55,171	159,289
Cost and expenses
Cost of product revenues	37,275	78,396
Research and development	11,550	17,292
Selling, general and administrative	31,614	62,936

Total operating expenses	80,439	158,624

Income (loss) from operations	(25,268)	665
Interest expense	(1,873)	(4,219)
Interest expense from accretion of convertible notes	(7,901)	—
Interest (expense) benefit from changes in the fair value of long term debt	(2,166)	118
Other income (expense)	98	(1,716)

Net loss	$(37,110)	$(5,152)

Net loss per share, basic and diluted	$(9.66)	$(1.07)

Shares used to compute net loss per share, basic and diluted	3,841	4,800

Pro forma net loss per share, basic and diluted		$(0.16)

Shares used to compute pro forma net loss per share, basic and diluted		32,326

See notes to the financial statements

Natera, Inc.

Statements of Convertible Preferred Stock and Stockholders' Deficit

	Convertible Preferred Stock
			Common Stock
					Additional Paid-in Capital	Notes Receivable from Officers	Accumulated Deficit	Total Stockholders' Deficit
(in thousands)	Shares	Amount	Shares	Amount
Balance as of December 31, 2012	11,572	$10,516	5,849	$1	$1,422	$(192)	$(137,546)	$(136,315)
Issuances of Series C and D Preferred Stock upon conversion of notes payable and accrued interest	9,592	139,664	—	—	—	—	—	—
Issuance of Series E Convertible Preferred Stock at $6.02 per share net of issuance cost of $405,371	5,884	35,019	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	712	—	259	—	—	259
Stock-based compensation	—	—	—	—	1,657	—	—	1,657
Net loss	—	—	—	—	—	—	(37,110)	(37,110)

Balance as of December 31, 2013	27,048	185,199	6,561	1	3,338	(192)	(174,656)	(171,509)
Issuances of Series F Preferred Stock at $12.76 per share net of issuance costs of $86,933	4,349	55,413	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	318	—	169	—	—	169
Stock-based compensation	—	—	—	—	5,157	—	—	5,157
Net loss	—	—	—	—	—	—	(5,152)	(5,152)

Balance as of December 31, 2014	31,397	$240,612	6,879	$1	$8,664	$(192)	$(179,808)	$(171,335)

See notes to the financial statements

Natera, Inc.

Statements of Cash Flows

	Year ended December 31
(in thousands)	2013	2014
Operating activities
Net loss	$(37,110)	$(5,152)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Accretion of convertible notes	7,901	—
Non-cash interest	15	—
Depreciation and amortization	2,528	5,148
Loss on sales of property and equipment	—	11
Stock-based compensation	1,657	5,157
(Gain) loss from changes in fair value of warrants	(52)	1,664
(Gain) loss from change in fair value of long-term debt	2,166	(118)
Provision for doubtful accounts	527	349
Changes in operating assets and liabilities:
Accounts receivable	(5,848)	341
Inventory	(9,054)	(890)
Prepaid expenses and other current assets	(820)	(137)
Other assets	(63)	(24)
Accounts payable	6,792	(2,430)
Income taxes payable	—	(15)
Accrued compensation	1,658	2,994
Other accrued liabilities	4,702	4,450
Deferred revenue	869	(858)

Net cash (used in) provided by operating activities	(24,132)	10,490
Investing activities
Proceeds from sales of property and equipment	—	15
Purchases of property and equipment	(8,245)	(9,957)

Net cash used in investing activities	(8,245)	(9,942)
Financing activities
Proceeds from issuance of common stock, net	259	170
Bridge loan	2,000	—
Proceeds from issuance of preferred stock, net	33,019	55,413
Proceeds from senior secured term loan	20,000	—
Costs paid for senior secured term loan	(479)	—
Proceeds from equipment financing	3,700	5,105
Repayments of equipment financing	(475)	(2,480)
Change in restricted cash	(881)	(415)
Deferred offering costs	(17)	(1,661)

Net cash provided by financing activities	57,126	56,132

Net increase in cash and cash equivalents	24,749	56,680
Cash and cash equivalents at beginning of year	5,747	30,496

Cash and cash equivalents at end of year	$30,496	$87,176

Supplemental disclosure of cash flow information
Cash paid for interest	$920	$2,063

Purchases of property and equipment through accounts payable and accruals	$2,942	$3,223

Conversion of C and D notes	$139,664	$—

Conversion of bridge loan	$2,002	$—

See notes to the financial statements

Natera, Inc.

Notes to Financial Statements

1. Description of Business

        Natera, Inc. (the "Company") was formed in the state of California as Gene Security Network, LLC in November 2003 and incorporated in the state of Delaware in January 2007, with the mission of providing prenatal support through gene testing. The Company operates a laboratory certified under the Clinical Laboratory Improvement Amendments ("CLIA") providing a host of preconception and prenatal genetic testing services. The Company operates in one segment.

        The Company's product offerings include Pre-implantation Genetic Screening ("PGS") and Pre-implantation Genetic Diagnosis ("PGD") to analyze chromosomal anomalies or inherited genetic conditions during an in vitro fertilization ("IVF") cycle to select embryos with the highest probability of becoming healthy children; Products of Conception ("POC") testing to rapidly and extensively analyze fetal chromosomes to understand the cause of miscarriage; Non-Invasive Paternity Testing ("PAT"), to determine paternity by analyzing the fragments of fetal deoxyribonucleic acid ("DNA") in a pregnant mother's blood and a blood sample from the alleged father(s); High Throughput Carrier Screening ("HCS") to determine the risk of passing severe genetic diseases on to offspring, and Non-Invasive Prenatal Testing ("NIPT") that screens for chromosomal abnormalities of a fetus typically with a simple blood draw from the mother. All testing is available principally in the United States and Europe.

  Reverse Stock Split

        The Company's board of directors and stockholders approved a 1-for-1.63 reverse split of its capital stock, which was effected on June 19, 2015. All references to common stock, options to purchase common stock, restricted stock, share data, per share data, warrants, convertible preferred stock and related information have been retroactively adjusted where applicable in this prospectus to reflect the reverse stock split of the Company's capital stock as if it had occurred at the beginning of the earliest period presented.

2. Summary of Significant Accounting Policies

  Basis of Presentation and Use of Estimates

        The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions about future events that affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Significant items subject to such estimates include the allowance for doubtful accounts, stock-based compensation, the fair value of common stock and fair value of debt accounted for under Accounting Standards Codification ("ASC") 815, Derivatives and Hedging, as well as income tax uncertainties. These estimates and assumptions are based on management's best estimates and judgment. Management regularly evaluates its estimates and assumptions using historical experience and other factors, however, actual results could differ from these estimates and could have an adverse effect on the Company's financial statements.

  Need to Raise Additional Capital

        The Company has incurred net losses since its inception and anticipates net losses and negative operating cash flows for the near future. For the year ended December 31, 2014, the Company had a net loss of $5.2 million, and as of December 31, 2014, it had an accumulated deficit of $179.8 million. At December 31, 2014, the Company had $87.2 million in cash and cash equivalents. While the Company has introduced multiple products that are generating revenues, these revenues have not been sufficient to fund

Natera, Inc.

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

all operations. Accordingly, the Company has funded the portion of operating costs that exceeds revenues through a combination of equity issuances, debt issuances, and other financings. The Company expects to develop and commercialize future products and, consequently, it will need to generate additional revenues to achieve future profitability and may need to raise additional equity or debt financing that may not be available, if at all, at terms acceptable to the Company to fund future operations.

  Cash and Cash Equivalents

        The Company considers all liquid financial instruments with an original maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents may consist of cash on deposit with banks, money market funds, and certificates of deposit.

  Restricted Cash

        Restricted cash consists of cash held in a financial institution as collateral for the Company's credit card line and letter of credit for its San Carlos office lease. The restricted cash may be released by the financial institution upon termination of the collateral requirement.

  Fair Value

        The Company discloses the fair value of financial instruments for financial assets and liabilities for which the value is practicable to estimate. Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company carried cash equivalents, which included investments in money market funds, senior secured term loan, and warrants at fair value according to the fair value measurement guidance.

  Risks and Uncertainties

        Financial instruments that potentially subject the Company to credit risk consist of cash, cash equivalents, and accounts receivable. The Company limits its exposure to credit loss by placing its cash and cash equivalents in financial institutions with high credit ratings. The Company's cash and cash equivalents may consist of deposits held with banks, money market funds, or other highly liquid investments that may at times exceed federally insured limits. Cash equivalents are financial instruments that potentially subject the Company to concentrations of risk, to the extent of amounts recorded in the balance sheets. The Company performs evaluations of its cash equivalents and the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution.

        The Company bills third-party payers for certain tests performed. The amount that is ultimately received from the payer for our claim and the timing of such payments are subject to the determination of the payer based on the nature of the test performed and their view of our business practices with respect to collections of plan deductibles and co-payments from patients and other activities. This determination can impact both the amount and timing of when our invoices are collected. Payers may also withhold payments and request refunds of prior payments if we do not perform in accordance with the policies of these payers.

        For 2013, two customers accounted for more than 10% of our revenues: Quest Diagnostics Incorporated (16%) and Progenity, Inc. (12%). For 2014, there were no customers exceeding 10% in total revenue. The Company is also subject to credit risk from its accounts receivable related to its product sales. The Company performs evaluations of customers' financial conditions and generally does not require collateral to support credit sales. As of December 31, 2013, two customers had receivable balances of 37%

Natera, Inc.

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

and 18% of total accounts receivable, and as of December 31, 2014 there are no customers who have a balance greater than 10%.

  Allowance for Doubtful Accounts

        Trade accounts receivable are recorded at the amount billed to the customer. Reducing this amount is an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make the contracted payments. Management analyzes accounts receivable and historical bad debt experience, customer creditworthiness, current economic trends, and changes in customer payment history when evaluating the adequacy of the allowance for doubtful accounts. Accounts receivable are written off against the allowance when there is substantive evidence that the account will not be paid.

  Property and Equipment

        Property and equipment, including machinery and equipment, software, and leasehold improvements, are stated at cost, less accumulated depreciation and amortization. Machinery and equipment, including software, are depreciated using the straight-line method over the estimated useful life of three years. Leasehold improvements are amortized on a straight-line basis over their estimated useful life or the remaining term of the lease, whichever is shorter.

  Inventory

        Inventory is valued at the lower of the standard cost, which approximates actual cost, or market. Cost is determined using the first-in, first-out ("FIFO") method. Inventory consisted entirely of supplies, which are consumed when providing its services to patients, and therefore does not maintain any finished goods inventory. The Company enters into inventory purchases and commitments so that it can meet future delivery schedules based on forecasted demand for its services.

  Revenue Recognition

        The Company generates revenues from the sale of its genetic tests, primarily from the sale of its NIPT, Panorama. The Company assesses whether its fees are fixed and determinable based on the nature of the fee charged for the services rendered and existing contractual arrangements. The Company generally bills an insurance carrier, a clinic or a patient for the test upon delivery of the test result. The Company also bills patients directly for out-of-pocket costs not covered by their insurance carriers representing co-pays and deductibles in accordance with their insurance carrier and health plans. Natera may not get reimbursed for tests completed as the tests are not covered under the insurance carriers reimbursement policies or Natera is not a qualified provider to the insurance carrier. For tests performed, where an agreed upon reimbursement rate or fixed fee and a predictable history or likelihood of collections exists, the Company recognizes revenues upon delivery of the test report to the prescribing physician based on the established billing rate less contractual and other adjustments, such as an allowance for doubtful accounts, to arrive at the amount that the Company expects to collect. In all other situations, as the Company does not have a sufficient history of collection and is not able to determine collectability, the Company recognizes revenues when cash is received. From time to time, we receive requests for refunds of payments previously made by insurance carriers. The Company has established an accrued liability for potential refund requests based on our experience.

        In cases where the Company sells its tests through its laboratory partners, the majority of the laboratory partners bill the patient, clinic, or insurance carrier for the performance of the Company's tests,

Natera, Inc.

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

and the Company is entitled to either a fixed price per test or a percentage of their collections. For tests sold through a limited number of its laboratory partners, the Company bills directly to a patient, clinic or insurance carrier, or a combination of the insurance carrier and patient for the fees.

        The Company considers its services rendered when it delivers reports of its test results to the laboratory partner, clinic or patient. When the Company has contracted fixed rates for its services and collectability of its revenues is reasonably assured, it recognizes revenues upon delivery of test reports. The fixed fees identified in contracts with laboratory partners change only if a pricing amendment is agreed upon between both parties. For cases in which there is no fixed price established with a laboratory partner, the Company then recognizes revenues from partner distributed tests on a cash basis.

        Certain of the Company's arrangements include multiple deliverables. For revenue arrangements with multiple deliverables, the Company evaluates each deliverable to determine whether it qualifies as a separate unit of accounting. This determination is based on whether the deliverable has "stand-alone value" to the customer and whether a general right of return exists. The consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the relative selling price of each deliverable. The consideration allocated to each unit of accounting is recognized as the related goods or services are delivered, limited to the consideration that is not contingent upon future deliverables. The Company uses judgment in identifying the deliverables in its arrangements, assessing whether each deliverable is a separate unit of accounting, and in determining the best estimate of selling price for certain deliverables. The Company also uses judgment in determining the period over which the deliverables are recognized in certain of its arrangements. Any amounts received that do not meet the criteria for revenue recognition are recorded as deferred revenue until such criteria are met.

        The Company receives royalty revenue through the licensing and the provisioning of services to support the use of our proprietary technology with our customer. Royalty revenues are recognized when earned under the terms of the related agreements and are included in Other Revenues in the statements of operations.

  Cost of Product Revenues

        Cost of product revenues includes the cost of materials, direct labor of laboratory personnel, equipment and infrastructure expenses associated with processing blood and other samples, quality control analyses, and shipping charges to transport samples and specimens from ordering physicians, clinics or individuals. Infrastructure expenses include allocated facility and related occupancy costs. Costs associated with the performance of diagnostic services are recorded as tests are processed. Costs associated with grants received are reported in research and development expenses.

  Research and Development

        The Company records research and development costs in the period incurred. Research and development costs consist of personnel costs, contract services, inventory materials utilized in performing tests, costs of clinical trials and allocated facilities and related overhead expenses.

  Advertising Costs

        The Company expenses advertising costs as incurred. The Company incurred advertising costs of $0.4 million and $1.1 million during 2013 and 2014, respectively.

Natera, Inc.

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

  Product Shipment Costs

        The Company expenses product shipment costs in cost of product revenues in the accompanying statements of operations. Shipping and handling costs for the years ended December 31, 2013 and 2014 were $2.0 million and $4.5 million, respectively.

  Income Taxes

        Income taxes are recorded in accordance with FASB ASC Topic 740, Income Taxes ("ASC 740"), which provides for deferred taxes using an asset and liability approach. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Tax benefits are recognized when it is more likely than not that a tax position will be sustained during an audit. Deferred tax assets are reduced by a valuation allowance if current evidence indicates that it is considered more likely than not that these benefits will not be realized.

  Stock-Based Compensation

        Stock-based compensation related to stock options granted to the Company's employees is measured at the grant date based on the fair value of the award. The fair value is recognized as expense over the requisite service period, which is generally the vesting period of the respective awards. No compensation cost is recognized on stock options for employees who do not render the requisite service and therefore forfeit their rights to the stock options. The Company uses the Black-Scholes option-pricing model to estimate the fair value of its stock options.

        The Company accounts for stock options issued to non-employees based on the estimated fair value of the awards using the Black-Scholes option-pricing model. The measurement of stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest, and the resulting change in value, if any, is recognized in the Company's statements of operations during the period that the related services are rendered.

        The Black-Scholes option-pricing model requires the input of the Company's expected stock price volatility, the expected life of the awards, a risk-free interest rate, and expected dividends. Determining these assumptions requires significant judgment. The expected term was based on the simplified method and where the Company did not qualify to use the simplified method, the Company used the lattice model, and the volatility rate was based on that of publicly traded companies in the DNA sequencing, diagnostics, or personalized medicine industries. When selecting the public companies in these industries to be used in the volatility calculation, companies were selected with comparable characteristics to the Company, including enterprise value and financial leverage. Companies were also selected with historical share price volatility sufficient to meet the expected life of the Company's stock options. The historical volatility data was computed using the daily closing prices for the selected companies' shares during the equivalent period of the calculated expected term of the Company's stock options. The expected life of the non-employee option grants was based on their remaining contractual life at the measurement date. The risk-free interest rate assumption was based on U.S. Treasury instruments with maturities that were consistent with the option's expected life. The expected dividend assumption was based on the Company's history and expectation of dividend payouts.

Natera, Inc.

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

  Warrants

        The Company accounts for warrants to purchase shares of its common stock and convertible preferred stock as a liability at fair value on the balance sheet date because the Company may be obligated to redeem these warrants at some point in the future. The warrants are subject to remeasurement at each balance sheet date, with changes in fair value recognized as a gain or loss from the changes in fair value of the warrants in the statements of operations. The Company will continue to adjust the liability for changes in fair value until such time that the warrants are converted or expire.

  Capitalized Software Held for Internal Use

        We capitalize costs of software held for internal use during the application development stage of a project and amortize those costs over their estimated useful lives of three years.

  Other Comprehensive Income (Loss)

        Net loss and other comprehensive loss are the same because the Company had no unrealized gains or losses in other comprehensive income.

  Net Loss Per Share

        Basic net loss per share is calculated by dividing net loss by the weighted-average shares outstanding during the period, without consideration for potential dilutive shares. Diluted net loss per share is calculated by adjusting the weighted-average shares outstanding for the dilutive effect of potential dilutive shares outstanding for the period, determined using the if-converted method. For purposes of the diluted net loss per share calculation, convertible preferred stock, stock options, convertible notes, unvested shares subject to repurchase, and warrants are considered potential dilutive shares but are excluded from the calculation of diluted net loss per share because their effect would be anti-dilutive. Therefore, basic and diluted net loss per share was the same for all periods presented.

  Unaudited Pro Forma Net Loss Per Share

        Unaudited pro forma basic and diluted net loss per share has been computed to give effect to the conversion of all shares of convertible preferred stock into shares of common stock as if such conversion had occurred at the beginning of the period presented. The pro forma net loss per share does not include the shares expected to be sold and related proceeds to be received from an initial public offering ("IPO").

  Application of New or Revised Accounting Standards

        On April 5, 2012, the Jump-Start Our Business Startups Act (the "JOBS Act") was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an "emerging growth company." As an emerging growth company, the Company has elected not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

Natera, Inc.

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

  Recent Accounting Pronouncements

        From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed below, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

        In August 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (ASU 2014-15). ASU 2014-15 requires management to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. In doing so, companies will have reduced diversity in the timing and content of footnote disclosures than under today's guidance. ASU 2014-15 is effective for the Company in the first quarter of 2016 with early adoption permitted. The Company does not believe the impact of adopting ASU 2014-15 on its financial statements will be significant.

        In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09) to provide guidance on revenue recognition. ASU 2014-09 requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under today's guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for the Company in the first quarter of 2018. Early adoption is not permitted. Upon adoption, ASU 2014-09 can be applied retrospectively to all periods presented or only to the most current period presented with the cumulative effect of changes reflected in the opening balance of retained earnings in the most current period presented. The Company is currently evaluating the impact of adopting ASU 2014-09 on its financial statements.

3. Fair Value Measurements

        The Company's financial assets and liabilities carried at fair value comprise investments in money market funds and a liability for convertible preferred stock warrants.

        The Equipment Financing Facility is not measured at fair value on a recurring basis and is carried at amortized cost. The Company believes the fair value of the Facility approximates its carrying value, or amortized cost, due to the short-term nature of this obligation and the interest rate relative to current market rates.

        The fair value accounting guidance requires that assets and liabilities be carried at fair value and classified in one of the following three categories:

  Level I: Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access

  Level II: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices, interest rates, and yield curves

  Level III: Inputs that are unobservable data points that are not corroborated by market data.

        This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Natera, Inc.

Notes to Financial Statements (Continued)

3. Fair Value Measurements (Continued)

  Assets and Liabilities That Are Measured at Fair Value on a Recurring Basis

        The following table represents the fair value hierarchy for the Company's financial assets and financial liabilities measured at fair value on a recurring basis:

	December 31, 2013				December 31, 2014
	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total
	(in thousands)
Current Assets:
Money market funds(1)	$24,647	$—	$—	$24,647	$76,161	$—	$—	$76,161

Current Liabilities:
Warrants	$—	$—	$568	$568	$—	$—	$2,232	$2,232

Long-term Liabilities:
Senior secured term loan	$—	$—	$21,082	$21,082	$—	$—	$20,964	$20,964

(1)
Included in cash and cash equivalents on the balance sheet

        The Company's cash equivalents, which include money market funds, are classified as Level I because they are valued using quoted market prices. The Company's convertible preferred and common stock warrants are valued using Level III inputs; a third-party valuation specialist uses a hybrid model with inputs from a Black-Scholes model and Probability Weighted Average Expected Return Method ("PWERM") to analyze the fair value of the Company's common stock with a market volatility that is determined for comparable companies in the same business sector and an analysis of future values of the Company assuming various future outcomes.

        The carrying amounts of cash, accounts receivable, and accounts payable approximate their fair value and are excluded from the table above.

        In April 2013, the Company entered into a senior secured term loan with a third-party lender, which consists of a credit agreement, royalty agreement, warrants, and loan commitment. The Company considered the guidance under ASC 825-10, Financial Instruments, which provides a measurement basis election for most financial instruments (i.e., either historical cost or fair value), allowing reporting entities to mitigate potential mismatches that arise under the current mixed measurement attribute model and ASC 820, Fair Value Measurements and Disclosures that provides for the fair value measurement of assets and liabilities, except for derivatives, for which the fair value is determined by ASC 815, Derivatives and Hedging.

        The Company evaluated the components of the senior secured term loan and determined that they are derivatives to be evaluated under ASC 815-15-25-1. The fair value accounting for derivatives is not an option, as derivatives must be fair valued under ASC 815 following the measurement guidance under ASC 820. Therefore, the Company engaged a third party to determine the fair value of the derivatives using the guidance of ASC 820 and recorded the Senior Secured Term Loan at fair value.

        ASC 815 requires the terms and features of an instrument that are not a derivative itself to be evaluated for embedded derivatives that must be bifurcated and separately accounted for as freestanding

Natera, Inc.

Notes to Financial Statements (Continued)

3. Fair Value Measurements (Continued)

derivatives. In general, under ASC 815-15-25-1, an embedded derivative is separated from the host contract and accounted for as a derivative instrument if and only if the following criteria are met:

  •
  Economic characteristics/risks of the derivative are not clearly and closely related to host;

  •
  The hybrid instrument is not re-measured at fair value under other applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur;

  •
  A separate instrument with the same terms would be considered a derivative: (i) one or more underlying, (ii) One or more notional amounts, (iii) no or minimal initial net investment, (iv) net settlement.

        Based upon the Company's evaluation, the senior secured term loan constitutes a liability with embedded derivative features that must be accounted for separately as mark-to-market instruments. In addition, adjustments to the embedded royalty feature will be recorded as interest expense as they occur, offset to the carrying amount of the debt (with the eventual cash outlay to settle such amounts recorded against the carrying amount of the debt). Based on the Company's evaluation, it was determined that the warrants granted are detachable and therefore are a stand-alone component of the senior secured term loan to be fair valued using Level III inputs as a separate derivative. Additionally, it was determined that the remaining components are embedded derivatives of the senior secured term loan, which require a fair value assessment using Level III inputs at the end of each reporting period. The Company's independent appraiser assisted in the evaluation of the components of the senior secured term loan that require significant judgment or estimation. The fair value of the components is calculated using various techniques such as (i) discounted future cash flows, (ii) the income approach, using various revenue assumptions and applying a Monte-Carlo simulation to each outcome and (iii) a hybrid model with inputs from a Black-Scholes model and PWERM to analyze the fair value of the Company's common stock with a market volatility that is determined by comparison to comparable companies in the same business sector and an analysis of future values of the Company assuming various future outcomes. The fair value of the senior secured term loan is re-measured at the end of each reporting period with the change in fair value recorded within non-operating expense in the statements of operations.

        The following table provides a roll forward of the fair value, as determined by Level III inputs, of the warrants for the years ended December 31, 2013 and 2014:

	Warrants
	2013	2014
	(in thousands)
Beginning balance	$14	$568
Additions	606

Change in fair value	(52)	1,664

Ending balance	$568	$2,232

Natera, Inc.

Notes to Financial Statements (Continued)

3. Fair Value Measurements (Continued)

        The following table provides a roll forward of the fair value, as determined by Level III inputs, of the senior secured term loan for the years ended December 31, 2013 and 2014:

Term Loan
(in thousands)
Balance at December 31, 2012	$—
Additions, net of discount	18,916
Change in fair value recognized in non-operating expense	2,166
Balance at December 31, 2013	$21,082
Change in fair value recognized in non-operating expense	(118)

Balance at December 31, 2014	$20,964

        The following table presents quantitative information about the inputs and valuation methodologies used for the Company's fair value measurement classified in Level III of the fair value hierarchy at December 31, 2014.

	Fair Value at December 31, 2014	Valuation Methodology	Significant Unobservable Input	Weighted Average Interest on Discount Rate (range, if applicable)
	(in thousands)			(in thousands)
Senior secured term loan	$20,964
— Term loan		Discounted Cash Flows	Discount rate on CCC bond plus premium	19.5% CCC Bond range (3.37% – 114.54%)
— Royalty interest		Royalty interest in future revenues	Revenues Volatility	$159,250 – $464,061 33.4%
— Loan commitment		Discounted Cash Flows	Discount rate on CCC bond plus premium	19.5% CCC Bond range (3.37% – 114.54%)
— Warrants	$2,232	Probability weighted expected return method	Discount for lack of marketability Volatility	20.0% 37.09%

Senior Secured Term Loan

        The fair value of the liability represents a term loan, royalty interest, and a loan commitment that is based upon the achievement of certain revenue targets over the life of the contract. The fair value of the liability is determined using discounted cash flow methodology, a Monte Carlo Simulation model for projected revenues, and the Longstaff-Schwartz model for royalty payments with significant inputs that include discount rate, projected revenues, projected royalty payments and percentage probability of occurrence for projected revenues and royalty payments. A significant change in projected revenues in isolation could result in a significantly different fair value measurement; a significant delay or (acceleration) in the delayed draw loan could result in a significantly different fair value measurement; a significant change in the discount rate in isolation could result in a significantly different fair value measurement; and changes in the probability of occurrence between the outcomes in isolation could result in a significantly different fair value measurement.

Natera, Inc.

Notes to Financial Statements (Continued)

3. Fair Value Measurements (Continued)

Warrants

        The significant unobservable inputs used in the fair value of warrants are derived from the Company's common stock valuation that is based upon a hybrid model with inputs from a Black-Scholes model and PWERM to analyze the fair value of the Company's common stock with a market volatility that is determined for comparable companies in the same business sector and an analysis of future values of the Company assuming various future outcomes. The inherent risk in the market volatility is the selection of companies with similar business attributes to the Company. Additionally, the PWERM analysis entails a number of assumptions about the timing of future events, the estimate of the probabilities that such events will occur, and a range of values under each of the potential events at future dates.

4. Balance Sheet Components

  Allowance for Doubtful Accounts

        The following table presents a reconciliation for the allowance for doubtful accounts (in thousands):

	As of December 31,
	2013	2014
Beginning balance	$178	$508
Bad debt expense	527	349
Write offs	(197)	(330)

Ending balance	$508	$527

  Property and Equipment, net

        The Company's property and equipment consisted of the following:

	Useful Life	December 31, 2013	December 31, 2014
		(in thousands)
Machinery and equipment	3 years	$12,075	$18,632
Furniture and fixtures	3 years	67	217
Software	3 years	373	700
Leasehold improvements	Life of lease	1,036	1,036
Construction-in-process		689	3,583

		14,240	24,168
Less: Accumulated depreciation and amortization		(4,449)	(9,594)

Total Property and Equipment, net		$9,791	$14,574

        Depreciation and amortization expense for the years ended December 31, 2013 and 2014 was $2.5 million and $5.1 million, respectively. As of December 31, 2014, $5.9 million of the Company's equipment is pledged under the Equipment Financing Facility.

Natera, Inc.

Notes to Financial Statements (Continued)

4. Balance Sheet Components (Continued)

  Accrued Compensation

        The Company's accrued compensation consisted of the following:

	December 31,	December 31,
	2013	2014
	(in thousands)
Accrued paid time off	$937	$1,577
Accrued commissions	1,137	2,651
Accrued bonuses	522	1,141

Other accrued compensation	391	611

Total accrued compensation	$2,986	$5,980

  Other Accrued Liabilities

        The Company's other accrued liabilities consisted of the following:

	December 31,	December 31,
	2013	2014
	(in thousands)
Accrued expenses	$4,083	$8,560
Accrued rent	724	551
Deferred lease obligation	156	99
Accrued interest	701	764
Sales tax payable	241	367

Total other accrued liabilities	$5,905	$10,341

5. Commitments and Contingencies

  Operating Leases

        As of year ended December 31, 2014, the Company sub-leases office facilities under non-cancelable operating sublease agreements. In January 2013, the Company amended its sublease agreement to expand its corporate headquarters. In connection with the amendment, the Company executed a letter of credit in favor of the lessors for $0.8 million, which is secured with a restricted cash account. The related subleases expire in October 2016.

        On March 21, 2014, the Company entered into an additional sublease agreement to expand its San Carlos facilities for additional office and laboratory space. This additional sublease expires in January 2017. The Company is in the process of amending its letter of credit with respect to this additional sublease.

        The future annual minimum lease payments under all non-cancelable operating leases are as follows:

Operating Leases
(in thousands)
Years ending December 31:
2015	2,258
2016	1,939
2017	60

Total future minimum lease payments	$4,257

Natera, Inc.

Notes to Financial Statements (Continued)

5. Commitments and Contingencies (Continued)

        Rent expense for the year ended December 31, 2013 and 2014 was $1.3 million and $1.5 million, respectively. The Company is also required to pay its share of facility operating expenses with respect to the facilities in which it operates.

  Legal Proceedings

        From time to time, the Company is involved in disputes, litigation, and other legal actions as discussed below. The Company is aggressively defending its current litigation matters, and while there can be no assurances and the outcome of these matters is currently not determinable, the Company currently believes that there are no existing claims or proceedings that are likely to have a material adverse effect on its financial position. There are many uncertainties associated with any litigation and these actions or other third-party claims against the Company may cause the Company to incur costly litigation and/or substantial settlement charges.

        In addition, the resolution of any intellectual property litigation may require the Company to make royalty payments, which could adversely affect gross margins in future periods. If this were to occur, the Company's business, financial condition, results of operations, and cash flows could be adversely affected. The actual liability in any such matters may be materially different from the Company's estimates, if any, which could result in the need to record or adjust a liability and record additional expenses. During the periods presented, the Company has not recorded any accrual for loss contingencies associated with such legal proceedings, determined that an unfavorable outcome is probable or reasonably possible, or determined that the amount or range of any possible loss is reasonably estimable.

        On January 6, 2012, the Company filed a declaratory judgment action in the U.S. District Court for the Northern District of California, alleging that U.S. Patent No. 6,258,540 licensed by Sequenom, Inc. ("Sequenom") from Isis Innovation Limited, Inc. ("Isis") (the '540 patent), is invalid, unenforceable and not infringed by the Company. The '540 patent relates to non-invasive prenatal diagnosis methods. This case was consolidated in the Northern District of California with a case that Sequenom, an affiliate of Sequenom, and Isis brought on January 24, 2012 in the Southern District of California alleging infringement by the Company and DNA Diagnostics Center, Inc., the Company's distribution partner, of certain claims of the '540 patent. Ariosa Diagnostics, Inc. ("Ariosa") and Verinata Health, Inc. ("Verinata"), now a division of Illumina, Inc. also filed declaratory judgment actions regarding the '540 patent against Sequenom in the Northern District. Sequenom asserted counterclaims of infringement of the '540 patent against both Ariosa and Verinata in those respective cases. All of these cases were designated related cases. On October 30, 2013, the District Court issued an order granting Ariosa's motion for summary judgment in its case against Sequenom, finding that the claims asserted against Ariosa are invalid under 35 U.S.C. §101 for reciting non-patentable subject matter. Many of the claims of the '540 patent asserted against the Company were invalidated by this order. Subsequently, Sequenom entered into stipulations with Verinata and the Company conditionally agreeing that the remaining asserted claims of the '540 Patent should be deemed invalid under 35 U.S.C. §101. The Court then entered judgment in favor of Verinata and the Company in their respective cases in November 2013. Sequenom has appealed all three judgments to the Court of Appeals for the Federal Circuit ("CAFC"). The CAFC has consolidated the Ariosa, Verinata and the Company's cases for purposes of appeal, such that the CAFC can make a single ruling on the '540 patent claims that apply to all parties involved. The appellate arguments were heard on November 7, 2014, but no decision has yet been issued.

        On April 22, 2011, a former employee filed an action in the U.S. District Court for the Northern District of California alleging that the Company made false statements to the government in connection with tracking of employee time and expenditures in connection with certain grants it received from the

Natera, Inc.

Notes to Financial Statements (Continued)

5. Commitments and Contingencies (Continued)

National Institutes of Health. After investigating the former employee's claims, the U.S. Attorney's Office for the Northern District of California filed a Notice of Election to Decline Intervention in this matter. The Company filed counterclaims against its former employee, alleging fraud in the inducement, breach of contract, and violation of the Computer Fraud and Abuse Act. The case proceeded to trial and on February 4, 2015, the jury found the former employee's allegations were without merit and returned a unanimous verdict in favor of Natera. The plaintiff has moved for a new trial, and a hearing is set on that motion for April 16, 2015. The Company will continue to vigorously defend its favorable jury verdict, but the Company cannot be certain of the outcome.

        On June 12, 2014, the Company filed a complaint for breach of contract, breach of the covenant of good faith and fair dealing, unfair competition, and false advertising in the Superior Court of California, San Mateo County alleging that Progenity had breached a test services agreement with the Company by seeking to terminate the test services agreement without providing the contractually-required period of notification of termination and not honoring the exclusivity provisions of the agreement during that period. On June 13, 2014, the Company sought but did not receive a temporary restraining order compelling Progenity to observe the period of exclusivity prior to termination. On June 19, 2014, Progenity filed a cross-complaint alleging the Company had breached the test services agreement and also a separate laboratory support services agreement between Progenity and the Company by contacting certain customers of Progenity, allegedly in violation of these agreements. On June 19, 2014, Progenity sought but did not receive a temporary restraining order compelling the Company to cease contact with customers. On October 31, 2014, the Company filed a motion for judgment on the pleadings to dispose of most counts of Progenity's cross-complaint, which the Court denied on December 12, 2014. This matter is currently set for trial on November 30, 2015. The Company intends to continue to vigorously assert its claims and defend against the cross-complaint in this lawsuit, but it cannot be certain of the outcome.

  Contractual Commitment

        As of December 31, 2014, the Company has non-cancelable contractual commitments with a supplier for approximately $14.0 million for inventory material used in the laboratory testing process.

6. Stock-Based Compensation

  2007 Stock Plan

        In January 2007, the Board of Directors (the Board) approved the 2007 Stock Plan (the 2007 Plan), which was amended and restated on March 25, 2010. Pursuant to the 2007 Plan, stock options may be granted to employees, consultants, and outside directors of the Company. Options granted may be either incentive stock options or non-statutory stock options. Under the amended and restated 2007 Plan, the Company had reserved approximately 14.5 million shares of its common stock for issuance through December 31, 2014.

        Stock options are governed by stock option agreements between the Company and recipients of stock options. Incentive stock options may be granted to employees only under the 2007 Plan at an exercise price of at least 100% or higher under certain specified conditions of the fair value of the common stock on the date of grant, as determined by the Board. The Board engages an independent appraiser to conduct a valuation analysis of the fair value of the Company's common stock. Under the 2007 Plan, non-statutory stock options may be granted to employees, consultants, and outside directors at an exercise price of not less than 100% of the fair value of the common stock on the date of grant, as determined by the Board. Options become exercisable and expire as determined by the Board, provided that the term of incentive

Natera, Inc.

Notes to Financial Statements (Continued)

6. Stock-Based Compensation (Continued)

stock options may not exceed 10 years from the date of grant. Stock option agreements may provide for accelerated exercisability in the event of an optionee's death, disability, or retirement, or other events.

  Early Exercise of Employee Options

        Stock options granted under the 2007 Plan provide employee option holders the right to exercise unvested options in exchange for common stock. As of December 31, 2014, the Company held $0.2 million of notes receivable from its officers for approximately 1.7 million exercised and unvested shares outstanding that are subject to a repurchase right held by the Company at the original issuance price in the event that the optionee's employment is terminated, either voluntarily or involuntarily. Accordingly, the Company has recognized the notes receivable as an offset to stockholders' equity. Generally, the repurchase right lapses on the first anniversary of the vesting start date for 25% of the options and in 36 equal monthly amounts thereafter.

  Stock Options

        The following table summarizes option activity for years ended December 31, 2013 and 2014:

	Outstanding Options
(in thousands, except for contractual life and exercise price)	Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value
				(In years)
Balance at December 31, 2012	358	4,998	$0.78	8.60
Additional shares authorized	2,321	—
Options granted	602	602	$1.39
Options exercised	—	712	$0.36
Options forfeited	469	469	$1.12

Balance at December 31, 2013	2,546	4,419	$0.90	8.14	$2,138
Additional shares authorized	2,110	—
Options granted	4,707	4,707	$3.45
Options exercised	—	318	$0.49
Options forfeited	345	345	$2.12

Balance at December 31, 2014	294	8,463	$2.28	8.83	$43,659

Exercisable at December 31, 2014		4,576	$1.45	4.06	$27,438

Vested and expected to vest at December 31, 2014		7,576	$2.20	8.34	$39,734

        The total intrinsic value of stock options exercised during the years ended December 31, 2013 and 2014 was $0.7 million and $1.2 million, respectively. The total fair value of stock options vested during the years ended December 31, 2013 and 2014 was $1.0 million and $4.1 million, respectively.

  Stock-Based Compensation Expense

        The Company recorded employee stock-based compensation expense of $1.6 million and $5.2 million for the years ended December 31, 2013 and 2014, respectively. The Company recorded non-employee stock-based compensation expense of $0.02 million and $0.2 million for the years ended December 31, 2013 and 2014, respectively. Employee and non-employee stock-based compensation expense was calculated based on awards ultimately expected to vest and have been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods, if actual forfeitures differ from those estimates.

Natera, Inc.

Notes to Financial Statements (Continued)

6. Stock-Based Compensation (Continued)

        The following table presents the effect of employee and non-employee stock-based compensation expense on selected statements of operations line items for the year ended December 31, 2013 and 2014.

	Year ended December 31
	2013			2014
	Employee	Non-Employee	Total	Employee	Non-Employee	Total
	(in thousands)
Cost of revenues	$55	$7	$62	$262	$29	$291
Research and development	612	4	616	1,563	30	1,593
Selling, general and administrative	970	9	979	2,956	93	3,273

Total	$1,637	$20	$1,657	$4,781	$152	$5,157

        As of December 31, 2014, approximately $10.4 million of unrecognized compensation expense, adjusted for estimated forfeitures, related to unvested stock options will be recognized over a weighted-average period of approximately 2.1 years.

Stock Options Modification

        Previously, the Company's founders were granted stock option awards on May 1, 2007, with a term of five years and an expiration date of May 1, 2012. Based upon a four-year vesting schedule, these awards were fully vested and expensed as stock-based compensation in the four years leading up to May 1, 2011. In April 2012, the Company's Board modified the terms of the original grant award to reset the term of the vesting schedule for these stock option awards to vest over the subsequent seven years. The revised vesting period began on May 1, 2012, and will end on May 1, 2019. The Board also changed the expiration of the award from May 1, 2012 to May 1, 2019. The Board did not change the exercise price of the original awards. Because of the extended term of the award and the change in vesting, the transaction was treated as a modification of the original stock option. Therefore, the Company recorded additional stock-based compensation due to the change in the fair value at the time of the modification.

        Accordingly, the Company will recognize approximately $2.8 million in additional stock-based compensation over the vesting period of seven years. The stock option modification resulted in additional stock-based compensation of approximately $0.4 million for each of the years ended December 31, 2013 and 2014. The Company has approximately 1.7 million stock option awards subject to re-purchase as of December 31, 2014 of which approximately $1.7 million of the stock based compensation expense has not been recognized as of December 31, 2014. In the event of an IPO for the Company's common stock, the remainder of the founders' unvested stock options become fully vested. In connection with an IPO, the Company would record the remaining unrecognized stock-based compensation expense.

        In connection with the stock option modification, the executives exercised their unvested stock options for common stock with full recourse promissory notes. The Company recorded the promissory notes as a reduction of common stock and additional paid-in capital in stockholders' deficit because their collection in a reasonably short period is unlikely.

Valuation of Stock Option Grants to Employees

        The Company estimates the fair value of its stock options granted to employees on the grant date using the Black-Scholes option-pricing model. The fair value of employee stock options is amortized on a

Natera, Inc.

Notes to Financial Statements (Continued)

6. Stock-Based Compensation (Continued)

straight-line basis over the requisite service period of the awards, generally the vesting period. The fair value of employee stock options was estimated using the following assumptions:

	Year ended December 31,
	2013	2014
Expected term	6.0	4.91—7.06
Expected volatility	63.7%—85.7%	73.35%—87.03%
Expected dividend rate	0%	0%
Risk-free interest rate	0.44%—2.86%	1.65%—2.04%

        Expected Term:    The expected term of options represents the period of time that options are expected to be outstanding. The Company's historical stock option exercise experience does not provide a reasonable basis upon which to estimate an expected term due to a lack of sufficient data. For granted "at-the-money" stock options, the Company estimates the expected term by using the simplified method permitted by the Securities and Exchange Commission. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options. For stock options that are not granted "at-the-money," the Company uses the binomial lattice model to calculate the expected term.

        Expected Volatility:    The Company derived the expected volatility from the average historical volatilities of comparable publicly traded companies within its peer group over a period approximately equal to the expected term.

        Expected Dividend Rate:    The Company has not paid and does not anticipate paying any dividends in the near future.

        Risk-Free Interest Rate:    The risk-free interest rate assumption is based on U.S. Treasury yield in effect at the time of grant for zero coupon U. S. Treasury notes with maturities approximately equal to the expected term.

Valuation of Stock Option Grants to Non-Employees

        Total options outstanding as of December 31, 2014, include 0.15 million options that were granted to non-employees, of which 0.03 million options are unvested. Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock option is earned and the services are rendered. The Company believes that the estimated fair value of the stock options is more readily measurable than the fair value of the services rendered. The fair value of the stock options granted to non-employees is calculated at each reporting date using the Black-Scholes options-pricing model with the following assumptions:

	Year ended December 31,
	2013	2014
Remaining contractual term	8.4	4.42-10.01
Expected volatility	75.6%—81.5%	71.86%—80.17%
Expected dividend rate	0%	0%
Risk-free interest rate	1.44%—2.51%	1.41%—2.61%

Natera, Inc.

Notes to Financial Statements (Continued)

7. Debt

Convertible Promissory Notes

        In December 2011, the Company entered into a convertible note purchase agreement with several private investor groups for $20.0 million. Per the agreement, principal and interest were due or convertible at maturity, upon a qualified financing, a change of control, or an event of default (collectively, Maturity). Upon Maturity, the Company had the option to repay the notes for five times the principal amount plus interest in cash, or convert it into shares of Series D convertible preferred stock at $4.8819 per share. The Series D Convertible Notes, which were unsecured, carried an interest rate on the unpaid principal balance of 0.20% per annum with a maturity date of June 30, 2013.

        In August 2010, the Company entered into a convertible note purchase agreement with several private investor groups for $12.0 million. Per the agreement, the principal and interest were due or convertible at Maturity, upon a qualified financing, a change of control, or an event of default. Upon Maturity, the Company had the option to convert the notes for five times the principal amount plus interest in cash, or convert it into shares of Series C convertible preferred stock at $2.2168 per share. The Series C Convertible Notes, which were unsecured, carried an interest rate on the unpaid principal balance, which was the greater of 0.53% per annum or the applicable federal rate with a maturity date of June 30, 2013. The effective interest rate for the Series C Convertible Notes was 0.53% and 0.54% for 2012 and 2011, respectively.

        The Series C and Series D Convertible Notes were accreted to the five times the principal amount over the contractual term, as settlement in cash was an option of the note holders and was potentially outside of the Company's control. In February 2013, the Series C and Series D Convertible Notes converted into approximately 5.5 million and 4.1 million shares of Series C and Series D convertible preferred stock, respectively. For the year ended December 31, 2013 and 2014, the Company accreted $7.9 million and nil respectively on the Series C Convertible Notes and on the Series D Convertible Notes.

Senior Secured Term Loan

        In April 2013, as amended in June 2014, the Company entered into a senior secured term loan arrangement (the "Secured Loan Arrangement") with ROS Acquisition LP ("ROS"). The Secured Loan Arrangement consists of $40.0 million of borrowing capacity with an initial draw of $20 million and a loan commitment of $10 million or $20 million ("Credit Agreement"), a warrant to purchase shares of Common Stock, and an agreement to pay royalties on Company revenues ("Royalty Agreement"). The Company borrowed the initial tranche of $20.0 million on the effective date of the Credit Agreement and had the ability to draw up to an additional $10.0 million or $20 million at its option. The Credit Agreement interest rate is equal to the greater of (a) LIBOR or (b) 1% per annum plus the applicable margin of 8% per annum or 9% floor on the outstanding balance of the term loan. The Royalty Agreement bears a royalty payment of 1% applied to fiscal year revenues of up to $50.0 million and 1.5% applied to fiscal year incremental revenues above $50.0 million. For the year ended December 31, 2014, the Company incurred approximately $4.0 million in interest and royalty, which are due and payable quarterly. The interest on the loan is set forth in the financial statements as interest expense below loss from operations. The effective yield was approximately 19.8% for the year ended December 31, 2014. Under the terms of the Secured Loan Arrangement, the Company issued ROS a warrant to purchase 376,691 shares of common stock with an exercise price of $2.3229 per share. The Credit Agreement principal is due and payable on April 18, 2019. The Company may at its option, prepay the term loan borrowings by paying the lender a prepayment premium equivalent to ten percent of the outstanding principal. Prepayment of the amount due under the

Natera, Inc.

Notes to Financial Statements (Continued)

7. Debt (Continued)

Credit Agreement does not eliminate the royalty payment obligation, which expires no later than April 18, 2023. The Company may at its option, terminate the royalty obligation for a fixed dollar amount with cumulative royalty payments applied against the royalty obligation.

        ROS Acquisition LP maintains a security interest in substantially all of the Company's tangible and intangible assets, including intellectual property, to secure any outstanding amounts under the Credit Agreement. The Credit Agreement contains customary events of default, conditions to borrowing and covenants, including restrictions on the ability to dispose of assets, make acquisitions, incur debt, incur liens and make distributions to stockholders, including dividends. The Credit Agreement also includes a financial covenant that requires the maintenance of minimum liquidity of $5.0 million and minimum revenue thresholds. During the continuance of an event of a default, ROS Acquisition LP may accelerate amounts outstanding, terminate the credit facility and foreclose on all collateral. The Company is in compliance with all covenants under the terms of the Secured Loan Arrangement with ROS Acquisition LP.

Equipment Financing Facility

        In April 2013, the Company entered into the Equipment Financing Facility with a financial institution. Under the terms of the agreement, the Company may borrow up to $5.0 million to fund equipment purchases. The financial institution maintains an interest in the underlying equipment until the loan is paid in full. The loan bears interest at the financial institution's prime reference rate plus 4.10% (the prime reference rate is defined as the 30-day LIBOR rate plus 2.50%), which was 7.35% upon closing of the agreement. In addition, the loan is subject to a prepayment penalty of 1% if paid before April 2015 and a 1% commitment fee. The equipment financing arrangement is payable in twenty-seven equal installments through September 30, 2015 and has a covenant that requires the Company to maintain a $5.0 million cash balance at all times.

        In December 2014, the Company amended its Equipment Financing Facility with the financial institution. Under the terms of the Amendment, the Company borrowed $5.9 million to fund equipment. The Company will pay interest on the unpaid principal at the financial institution's prime rate plus 3.10%, which was 6.35% upon closing of the agreement. The loan will mature on May 31, 2017. The Company is required to make 30 payments of principal and interest through the maturity of the loan in May 2017. In addition, the loan is subject to a prepayment penalty of 1% if paid before December 18, 2016.

Bridge Loan

        On January 28, 2013, the Company issued $2.0 million of promissory notes to a group of private investors. The promissory notes carried interest at 2.0% with a maturity date of April 19, 2013 and were convertible into Series E convertible preferred stock. On February 20, 2013, these promissory notes plus accrued interest converted into approximately 0.3 million shares of Series E convertible preferred stock.

Natera, Inc.

Notes to Financial Statements (Continued)

7. Debt (Continued)

        Future minimum principal on long-term debt as of December 31, 2014 are as follows:

Years Ended December 31,	Principal
(in thousands)
2015	$2,340
2016	2,340
2017	1,170
2018	—
2019	20,000

Total	$25,850

8. Warrants

        In 2009, the Company granted warrants to purchase 33,742 shares of Series B convertible preferred stock at an exercise price of $1.8908 per share. The warrants were granted to a financial institution in connection with a secured equipment loan and expire on November 2, 2019.

        Under the terms of the Senior Secured Term Loan, the Company granted approximately 376,691 warrants to purchase common stock with an exercise price of $2.3229 per common share, which expire on April 18, 2023.

        In connection with the series F financing, the Series E preferred stockholders agreed to change the liquidation preference from two times to one times the liquidation value as described in the agreement. In exchange, on November 20, 2014, the Company issued common stock warrants to the series E preferred stockholders to purchase 429,440 shares at $0.0163 per share. The warrants are carried in Additional Paid In Capital and the issuance of the warrants was treated as a deemed dividend by the common stockholder out of Additional Paid in Capital. The warrants expire in November 2019.

9. Convertible Preferred Stock

Convertible Preferred Stock

        The Company's Certificate of Incorporation, as amended in November 2014, authorizes the Company to issue 51.2 million shares of $0.0001 par value convertible preferred stock.

Natera, Inc.

Notes to Financial Statements (Continued)

9. Convertible Preferred Stock (Continued)

        As of December 31, 2014, the convertible preferred stock consisted of the following:

Series	Shares Authorized	Shares Issued and Outstanding	Liquidation Amount	Proceeds, net of issuance costs
	(in thousands)
A-1	5,000	3,067	$20	$20
A	8,173	5,014	4,005	3,927
B	5,745	3,491	6,600	6,569
C	8,941	5,485	12,160	58,876
D	6,694	4,107	20,047	80,788
E	9,592	5,884	35,425	35,019
F	7,088	4,349	55,500	55,413

	51,233	31,397	$133,757	$240,612

        Each share of Series A-1, Series A, Series B, Series C, Series D, Series E and Series F convertible preferred stock converts, at the option of the holder, into that number of fully paid and non-assessable shares of common stock that is equal to $0.0065, $0.7987, $1.8908, $2.2168, $4.8819, $6.0199, and $12.7629 per share, respectively (as adjusted for stock splits, combinations, and reorganizations), divided by the conversion price of $0.0065, $0.7987, $1.8908, $2.2168, $4.8819, $6.0199, and $12.7629, respectively (as adjusted for stock splits, combinations, and reorganizations). Additionally, each share of convertible preferred stock shall automatically be converted into shares of common stock at the conversion rate at the time in effect for such series of convertible preferred stock immediately upon the earlier of: (i) the Company's sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, the public offering price of which was not less than $40.0 million in the aggregate; or (ii) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of convertible preferred stock (voting together as a single class and not as separate series, and on an as-converted basis); provided, however, that an automatic conversion of the outstanding shares of Series E convertible preferred stock pursuant to clause (ii) above shall require the written consent or agreement of the holders of at least seventy percent of the outstanding shares of Series E convertible preferred stock unless such conversion is in connection with (x) an underwritten public offering of this corporation or (y) a bona fide financing transaction with a pre-money equity valuation on an as converted, fully diluted basis of less than $100.0 million that results in a recapitalization of the Company, in which case on the consent of the holders of a majority of the then outstanding shares of convertible preferred stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be required to convert each share of convertible preferred stock. Series A and Series B preferred stockholders may elect two Board members (voting together as a single class) and Series C preferred stockholders may elect one Board member. No Board member has been elected at this time for the Series C convertible preferred stock.

        The holders of shares of convertible preferred stock shall be entitled to receive dividends, on an equal basis, out of any assets legally available thereof, prior and in preference to any declaration or payment of any dividend (payable other than in common stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of common stock of this corporation) on the common stock of this corporation, at the applicable Dividend Rate (as defined below), payable when, as, and if declared by the Board. Such dividends are not cumulative. Dividend Rate means $0.0639 per annum for each share of Series A convertible preferred stock, $0.0005 per annum for each

Natera, Inc.

Notes to Financial Statements (Continued)

9. Convertible Preferred Stock (Continued)

share of Series A-1 convertible preferred stock, $0.1513 per annum for each share of Series B convertible preferred stock, $0.1773 per annum for each share of Series C convertible preferred stock, $0.3911 per annum for each share of Series D convertible preferred stock, $0.4817 per annum for each share of Series E convertible preferred stock, and $1.021 per annum for each share of Series F convertible preferred stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, or recapitalizations).

        In the event of a Company liquidation, the holders of Series E and Series F convertible preferred stock are entitled to receive, prior and in preference to any distribution of the proceeds of such liquidation to the holders of Series A, Series A-1, Series B, Series C, and Series D convertible preferred stock by reason of their ownership thereof, an amount per share equal to the sum of the original issue price for the Series E and Series F convertible preferred stock, plus declared and unpaid dividends on such shares.

        The holder of each share of convertible preferred stock has the right to one vote for each share of common stock into which such preferred stock could then be converted and such holder has full voting rights and powers equal to the voting rights and powers of the holders of common stock, and is entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company, except as provided for the election of directors by separate class vote of the holders of common stock, and is entitled to vote, together with holders of common stock, with respect to any question upon which holders of common stock have the right to vote. The Series A and Series B preferred stockholders may elect one director (voting together as a single class, not as a separate series and on an as-converted basis) and Series C preferred stockholders may elect one director at any election of directors.

10. Common Stock

        The Company's Certificate of Incorporation, as amended and restated in connection with the closing of the Series F convertible preferred stock financing, authorizes the Company to issue 82.0 million shares of $0.0001 par value common stock. As of December 31, 2013 and December 31, 2014, the Company had 6.6 million and 6.9 million shares of common stock outstanding, respectively. Each shareholder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. The holders of common stock, voting together as a class, may elect two directors.

Natera, Inc.

Notes to Financial Statements (Continued)

11. Income Taxes

        The Company's effective tax rates for the years ended December 31, 2013 and 2014 differ from the U.S. federal statutory rate as follows:

	December 31,
	2013		2014
	(in thousands, except percentages)
U.S. federal taxes (benefit) at statutory rate	$(12,617)	-34.00%	$(1,747)	-34.00%
State tax expense (benefit)	(830)	-1.50%	(294)	-5.72%
Research and development credits	(424)	0.00%	(530)	-10.32%
Interest expense on convertible debt	2,691	25.50%	—	0.00%
Stock-based compensation	234	0.20%	755	14.70%
Mark to market adjustments	(17)	-0.05%	566	11.01%
Other nondeductible items	127	0.15%	414	8.05%
Change in valuation allowance	10,836	9.70%	851	16.57%

Provision for income taxes	$—	0.00%	$15	0.29%

        The Company has not recorded any income tax expense for the years ended December 31, 2013 and 2014, due to its history of operating losses. As the provision for income taxes is not significant for 2013 and 2012, any income taxes have been reclassed in other income and expenses. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are as follows:

	December 31,
	2013	2014
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$22,084	$21,587
Research and development tax credit carryforwards	1,799	2,696
Reserves and accruals	1,621	1,717
Stock based compensation	471	1,505

Total deferred tax assets before valuation allowance	25,975	27,505
Less: valuation allowance	(25,775)	(26,627)

	200	878
Deferred tax liabilities:
Property and equipment	(200)	(878)

Net deferred tax assets	$0	$0

        The Company established a full valuation allowance against its net deferred tax assets in 2013 and 2014 due to the uncertainty surrounding realization of these assets. The valuation allowance increased by $10.8 million and $0.9 million during the years ended December 31, 2013 and 2014, respectively.

        As of December 31, 2014, the Company had federal and state net operating loss (NOLs) carryforwards of approximately $57.9 million and $40.8 million, respectively, which begin to expire in 2027 and 2017, respectively, if not utilized. The deferred tax assets related to NOLs do not include excess tax benefits from employee stock option exercises. Equity will be increased by $0.4 million, if and when such deferred tax assets are ultimately realized. The Company uses ASC 740 ordering when determining when

Natera, Inc.

Notes to Financial Statements (Continued)

11. Income Taxes (Continued)

excess tax benefits have been realized. The Company also had federal research and development credit carryforwards of approximately $2.5 million, which begin to expire in 2027, and state research and development credit carryforwards of approximately $2.0 million, which can be carried forward indefinitely. The Company also has federal alternative minimum tax credits of $20.0 thousand as of December 31, 2014 which can be carried forward indefinitely.

        Federal and California tax laws impose substantial restrictions on the utilization of NOLs and credit carryforwards in the event of an "ownership change" for tax purpose, as defined in Section 382 of the Internal Revenue Code. Accordingly, the Company's ability to utilize these carryforwards may be limited as the result of such ownership change. Such a limitation could result in limitation in the use of the NOLs in future years and possibly a reduction of the NOLs available.

        A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	December 31,
	2013	2014
	(in thousands)
Balance at beginning of year	$357	$898
Additions based on tax positions related to the current year	436	462
Additions for tax positions of prior years	105	0

Balance at end of year	$898	$1,360

        The Company adopted the provisions of ASC 740-10-50, Accounting for Uncertainty in Income Taxes, on January 1, 2009. During the years ended December 31, 2013 and 2014, the amount of unrecognized tax benefits increased $0.5 million and $0.5 million, respectively, due to additional research and development credits generated during the year. As of December 31, 2014, the total amount of unrecognized tax benefits was $1.4 million. The reversal of the uncertain tax benefits would not affect the Company's effective tax rate to the extent that it continues to maintain a full valuation allowance against its deferred tax assets.

        The Company is subject to U.S. federal income taxes and to income taxes in various states in the United States. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations, and require significant judgment to apply. The Company is no longer subject to U.S. federal, state, and local tax examinations by tax authorities for tax years before 2010. The Company is subject to U.S. federal, state and local tax examinations by tax authorities for all prior tax years since incorporation. The Company does not anticipate significant changes to its current uncertain tax positions through December 31, 2015.

        The Company recognizes any interest and/or penalties related to income tax matters as a component of income tax expense. As of December 31, 2014, there were no accrued interest and penalties related to uncertain tax positions.

12. Related-Party Transactions

        The chief executive officer of the Company receives a monthly payment based on his use for Company business purposes of an apartment that he owns in New York City. For the year ended December 31, 2013 and 2014, the Company expensed $22,642 and $22,800, respectively.

Natera, Inc.

Notes to Financial Statements (Continued)

13. Net Loss and Pro Forma Net Loss per Share

        Basic and diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, excluding shares subject to repurchase, and without consideration of potentially dilutive securities. The Company's potential dilutive shares, which include outstanding common stock options, unvested common shares subject to repurchase, convertible preferred stock and warrants, and convertible long-term notes, have not been included in the computation of diluted net loss per share for all periods as the result would be anti-dilutive. Such potentially dilutive shares are excluded when the effect would be to reduce the net loss per share.

        Potentially dilutive shares that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	Year ended December 31,
	2013	2014
	(in thousands)
Options to purchase common stock	4,406	8,450
Warrants	410	864
Common stock subject to repurchase	2,077	1,690
Convertible preferred stock	27,048	31,397

	33,941	42,401

        The Company has presented unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2014, which has been computed to give effect to the conversion of all shares of convertible preferred stock into shares of common stock as if such conversion had occurred as of the beginning of the period presented. The following table sets forth the computation of the Company's pro forma basic and diluted net income (loss) per common share:

Year ended December 31, 2014
(in thousands, except per share data)
Numerator:
Net loss used in computing pro forma per share, basic and diluted	$(5,152)

Denominator:
Shares used in computing net loss per share, basic and diluted	4,800
Pro forma adjustments to reflect assumed conversion of convertible preferred stock	27,526

Shares used in computing pro forma net loss per share, basic	32,326

Pro forma basic and diluted net loss per share	$(0.16)

Natera, Inc.

Notes to Financial Statements (Continued)

14. Geographic Information

        The following table presents total revenue by geographic area based on the location of the Company's customers:

	Year ended December 31,
	2013	2014
	(in thousands)
United States	$48,263	$136,478
Americas, excluding U.S.	1,402	4,883
Europe, Middle East, India, Africa	4,275	13,098
Other	1,231	4,830

Total	$55,171	$159,289

15. Subsequent Events

        In January 2015, the Company entered into a partnership agreement with a major laboratory to perform testing services for carrier screen diseases. Upon the signing of the agreement the Company made a prepayment of $1.0 million towards services to be rendered in the future. In addition, the Company made a payment of $0.3 million in consideration for exclusivity rights of the laboratory.

        In March 2015, the Company entered into an agreement with a major manufacturer to develop a version of the Panorama test for use in a specific country, including the right to market and perform such test. The total development and approval process is expected to require up to $13.5 million between the manufacturer and the Company, for which the Company will be liable for up to $6.75 million.

        In April 2015, the Company entered into a sublease agreement for additional office space in Redwood City, California. The additional space carries a base rent of $62,700 per month. The lease period begins in June 2015 and will terminate in August 2016. In addition, the Company is required to make a security deposit of $125,500.

Natera, Inc.

Interim Condensed Balance Sheets

(in thousands except for par value)	December 31, 2014	March 31, 2015	Pro Forma Stockholders' Equity as of March 31, 2015
		(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$87,176	$80,348
Restricted cash	503	195
Accounts receivable, net of allowance of $527 in 2014 and $610 in 2015	5,942	5,388
Inventory	11,542	13,322
Prepaid expenses and other current assets	1,314	2,618

Total current assets	106,477	101,871
Property and equipment, net	14,574	15,016
Restricted cash	808	1,151
Other assets	1,764	2,066

Total assets	$123,623	$120,104

Liabilities, Preferred Stock, and Stockholders' (Deficit) Equity
Current liabilities:
Accounts payable	$8,867	$12,764
Accrued compensation	5,980	5,546
Other accrued liabilities	10,341	10,040
Deferred revenue	112	31
Equipment loan, current portion	2,340	2,340
Warrants	2,232	3,195

Total current liabilities	29,872	33,916
Equipment loan, long-term portion	3,510	2,925
Senior secured term loan	20,964	22,764

Total long-term liabilities	24,474	25,689

Total liabilities	54,346	59,605
Commitments and contingencies (Note 5)
Convertible preferred stock issuable in series, $0.0001 par value: 51,233 shares authorized, 31,397 shares issued and outstanding as of December 31, 2014 and March 31, 2015 (unaudited), aggregate liquidation preference of $133,757 as of March 31, 2015 (unaudited); pro forma, 0 shares issued and outstanding (unaudited)	240,612	240,585	—
Stockholders' (deficit) equity:
Common stock, $0.0001 par value: 82,000 shares authorized, 6,879 and 6,961 shares issued and outstanding at December 31, 2014 and March 31, 2015 (unaudited), respectively; pro forma, 38,358 shares issued and outstanding (unaudited)	1	1	4
Additional paid-in capital	8,664	9,917	250,499
Notes receivable from officers	(192)	(192)	(192)
Accumulated deficit	(179,808)	(189,812)	(189,812)

Total stockholders' (deficit) equity	(171,335)	(180,086)	60,499

Total liabilities, convertible preferred stock, and stockholders' (deficit) equity	$123,623	$120,104

See notes to unaudited interim condensed financial statements

Natera, Inc.

Unaudited Interim Condensed Statements of Operations

	Three months ended March 31,
(in thousands, except per share data)	2014	2015
Revenues
Product revenues	$27,209	$46,899
Other revenues	86	536

Total revenues	27,295	47,435
Cost and expenses
Cost of product revenues	15,900	24,843
Research and development	4,298	5,630
Selling, general and administrative	14,379	23,239

Total operating expenses	34,577	53,712

Income (loss) from operations	(7,282)	(6,277)
Interest expense	(809)	(1,010)
Interest (expense) benefit from changes in the fair value of long term debt	(806)	(1,800)
Other income (expense), net	(719)	(917)

Net loss	$(9,616)	(10,004)

Net loss per share, basic	$(2.09)	$(1.89)

Shares used to compute net loss per share, basic	4,591	5,289

Pro forma net loss per share, basic and diluted		$(0.27)

Shares used to compute pro forma net loss per share, basic and diluted		36,686

See notes to unaudited interim condensed financial statements

Natera, Inc.

Unaudited Interim Condensed Statements of Cash Flows

	Three months ended March 31,
(in thousands)	2014	2015
Operating activities
Net loss	$(9,616)	$(10,004)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	1,069	1,641
Stock-based compensation	2,610	1,147
Loss from changes in fair value of warrants	728	963
Loss from change in fair value of long-term debt	806	1,800
Provision for doubtful accounts	149	91
Changes in operating assets and liabilities:
Accounts receivable, net	(1,446)	463
Inventory	(2,588)	(1,780)
Prepaid expenses and other current assets	(287)	(1,304)
Change in restricted cash	—	(34)
Other assets	13	(221)
Accounts payable	1,800	5,718
Accrued compensation	159	(435)
Other accrued liabilities	1,534	(455)
Deferred revenue	30	(81)

Net cash used in operating activities	(5,039)	(2,491)
Investing activities
Purchases of property and equipment, net	(2,601)	(3,749)

Net cash used in investing activities	(2,601)	(3,749)
Financing activities
Proceeds from issuance of common stock, net	27	106
Proceeds from issuance of preferred stock, net	—	(27)
Costs paid for senior secured term loan	—	(6)
Proceeds from equipment financing	584	—
Repayments of equipment financing	(169)	(585)
Change in restricted cash	(255)	—
Deferred offering costs	(312)	(76)

Net cash used in financing activities	(125)	(588)

Net decrease in cash and cash equivalents	(7,765)	(6,828)
Cash and cash equivalents at beginning of period	30,496	87,176

Cash and cash equivalents at end of period	$22,731	$80,348

Supplemental disclosure of cash flow information
Cash paid for interest	$545	$541

Purchases of property and equipment through accounts payable and accruals	$2,138	$1,556

See notes to unaudited interim condensed financial statements

Natera, Inc.

Notes to Unaudited Interim Condensed Financial Statements

1. Description of Business

        Natera, Inc. (the "Company") was formed in the state of California as Gene Security Network, LLC in November 2003 and incorporated in the state of Delaware in January 2007, with the mission of providing prenatal support through gene testing. The Company operates a laboratory certified under the Clinical Laboratory Improvement Amendments ("CLIA") providing a host of preconception and prenatal genetic testing services. The Company operates in one segment.

        The Company's product offerings include Pre-implantation Genetic Screening ("PGS") and Pre-implantation Genetic Diagnosis ("PGD") to analyze chromosomal anomalies or inherited genetic conditions during an in vitro fertilization ("IVF") cycle to select embryos with the highest probability of becoming healthy children; Products of Conception ("POC") test to rapidly and extensively analyze fetal chromosomes to understand the cause of miscarriage; Non-Invasive Paternity Testing ("PAT"), to determine paternity by analyzing the fragments of fetal deoxyribonucleic acid ("DNA') in a pregnant mother's blood and a blood sample from the alleged father(s); High Throughput Carrier Screening ("HCS") to determine the risk of passing severe genetic diseases on to offspring, and Non-Invasive Prenatal Testing ("NIPT") that screens for chromosomal abnormalities of a fetus typically with a simple blood draw from the mother. All testing is available principally in the United States and Europe.

  Need to Raise Additional Capital

        The Company has incurred net losses since its inception and anticipates net losses and negative operating cash flows for the near future. For the three months ended March 31, 2015, the Company had a net loss of $10.0 million, and as of March 31, 2015, it had an accumulated deficit of $189.8 million. At March 31, 2015, the Company had $80.3 million in cash and cash equivalents. While the Company has introduced multiple products that are generating revenues, these revenues have not been sufficient to fund all operations. Accordingly, the Company has funded the portion of operating costs that exceeds revenues through a combination of equity issuances, debt issuances, and other financings. The Company expects to develop and commercialize future products and, consequently, it will need to generate additional revenues to achieve future profitability and may need to raise additional equity or debt financing that may not be available, if at all, at terms acceptable to the Company to fund future operations.

  Reverse Stock Split

        The Company's board of directors and stockholders approved a 1-for-1.63 reverse split of its capital stock, which was effected on June 19, 2015. All references to common stock, options to purchase common stock, restricted stock, share data, per share data, warrants, convertible preferred stock and related information have been retroactively adjusted where applicable in this prospectus to reflect the reverse stock split of the Company's capital stock as if it had occurred at the beginning of the earliest period presented.

2. Summary of Significant Accounting Policies

  Basis of Presentation

        The accompanying unaudited interim condensed financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information. In the opinion of management, the unaudited interim condensed financial information includes only adjustments of a normal recurring nature necessary for a fair presentation of the results of operations, financial position, changes in stockholders' deficit, and cash flows. The results of operations for the three months ended March 31, 2015, are not necessarily indicative of the results for the full year or the results for any future periods. The condensed balance sheet as of December 31, 2014 has been derived

Natera, Inc.

Notes to Unaudited Interim Condensed Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

from audited financial statements at that date, these financial statements should be read in conjunction with the audited financial statements, and related notes for the year ended December 31, 2014 that appear elsewhere in this prospectus. Certain prior year amounts on the cash flow statement have been reclassified to conform to the current period presentation.

  Use of Estimates

        The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions about future events that affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Significant items subject to such estimates include the allowance for doubtful accounts, stock-based compensation, the fair value of common stock and fair value of debt accounted for under ASC 815, as well as income tax uncertainties. These estimates and assumptions are based on management's best estimates and judgment. Management regularly evaluates its estimates and assumptions using historical experience and other factors; however, actual results could differ from these estimates and could have an adverse effect on the Company's financial statements.

  Fair Value

        The Company discloses the fair value of financial instruments for financial assets and liabilities for which the value is practicable to estimate. Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company carried cash equivalents, which included investments in money market funds, senior secured term loan, and warrants at fair value according to the fair value measurement guidance.

  Risk and Uncertainties

        Financial instruments that potentially subject the Company to credit risk consist of cash, cash equivalents, and accounts receivable. The Company limits its exposure to credit loss by placing its cash and cash equivalents in financial institutions with high credit ratings. The Company's cash and cash equivalents may consist of deposits held with banks that may at times exceed federally insured limits. Cash equivalents are financial instruments that potentially subject the Company to concentrations of risk, to the extent of amounts recorded in the balance sheets. The Company performs evaluations of its cash equivalents and the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution.

        The Company bills third-party payers for certain tests performed. The amount that is ultimately received from the payer for our claim and the timing of such payments are subject to the determination of the payer based on the nature of the test performed and their view of our business practices with respect to collections of plan deductibles and co-payments from patients and other activities. This determination can impact both the amount and timing of when our invoices are collected. Payers may also withhold payments and request refunds of prior payments if we do not perform in accordance with the policies of these payers.

        The Company performs evaluations of financial conditions for clinics and laboratory partners and generally does not require collateral to support credit sales. For the three months ended March 31, 2015 and 2014, there are no customers exceeding 10% in total revenue. As of March 31, 2015, one customer had a receivable balance of 10.4% of net accounts receivable, and as of December 31, 2014 there were no customers who had a balance greater than 10%.

Natera, Inc.

Notes to Unaudited Interim Condensed Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

  Revenue Recognition

        The Company generally bills an insurance carrier, a clinic or a patient for the test upon delivery of the test result. The Company also bills patients directly for out-of-pocket costs not covered by their insurance carriers representing co-pays and deductibles in accordance with their insurance carrier and health plans. Natera may not get reimbursed for tests completed if the tests are not covered under the insurance carriers reimbursement policies or Natera is not a qualified provider to the insurance carrier. For tests performed, where an agreed upon reimbursement rate or fixed fee and a predictable history or likelihood of collections exists, the Company recognizes revenues upon delivery of the test report to the prescribing physician based on the established billing rate less contractual and other adjustments, such as an allowance for doubtful accounts, to arrive at the amount that the Company expects to collect. In all other situations, as the Company does not have a sufficient history of collection and is not able to determine collectability, the Company recognizes revenues when cash is received. From time to time, we receive requests for refunds of payments previously made by insurance carriers. The Company has established an accrued liability for potential refund requests based on our experience.

        In cases where the Company sells its tests through its laboratory partners, the majority of the laboratory partners bill the patient, clinic, or insurance carrier for the performance of the Company's tests.

        For tests sold through a limited number of its laboratory partners, the Company bills directly to a patient, clinic or insurance carrier, or a combination of the insurance carrier and patient for the fees. The Company considers its services rendered when it delivers reports of its test results to the laboratory partner, clinic or patient. When the Company has contracted fixed rates for its services and collectability of its revenues is reasonably assured, it recognizes revenues upon delivery of test reports. The fixed fees identified in contracts with laboratory partners change only if a pricing amendment is agreed upon between both parties. For cases in which there is no fixed price established with a laboratory partner, the Company then recognizes revenues from partner distributed tests on a cash basis.

        Certain of the Company's arrangements include multiple deliverables. For revenue arrangements with multiple deliverables, the Company evaluates each deliverable to determine whether it qualifies as a separate unit of accounting. This determination is based on whether the deliverable has "stand-alone value" to the customer and whether a general right of return exists. The consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the relative selling price of each deliverable. The consideration allocated to each unit of accounting is recognized as the related goods or services are delivered, limited to the consideration that is not contingent upon future deliverables. The Company uses judgment in identifying the deliverables in its arrangements, assessing whether each deliverable is a separate unit of accounting, and in determining the best estimate of selling price for certain deliverables. The Company also uses judgment in determining the period over which the deliverables are recognized in certain of its arrangements. Any amounts received that do not meet the criteria for revenue recognition are recorded as deferred revenue until such criteria are met.

        The Company receives royalty revenue through the licensing and the provisioning of services to support the use of the Company's proprietary technology with its customer. Royalty revenues are recognized when earned under the terms of the related agreements and are included in Other Revenues in the statements of operations.

  Stock-Based Compensation

        Stock-based compensation related to stock options granted to the Company's employees is measured at the grant date based on the fair value of the award. The fair value is recognized as expense over the

Natera, Inc.

Notes to Unaudited Interim Condensed Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

requisite service period, which is generally the vesting period of the respective awards. No compensation cost is recognized on stock options for employees who do not render the requisite service and therefore forfeit their rights to the stock options. The Company uses the Black-Scholes option-pricing model to estimate the fair value of its stock options.

        The Company accounts for stock options issued to non-employees based on the estimated fair value of the awards using the Black-Scholes option-pricing model. The measurement of stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest, and the resulting change in value, if any, is recognized in the Company's statements of operations during the period that the related services are rendered.

        The Black-Scholes option-pricing model requires the input of the Company's expected stock price volatility, the expected life of the awards, a risk-free interest rate, and expected dividends. Determining these assumptions requires significant judgment. The expected term was based on the simplified method and where the Company did not qualify to use the simplified method, the Company used the lattice model, and the volatility rate was based on that of publicly traded companies in the DNA sequencing, diagnostics, or personalized medicine industries. When selecting the public companies in these industries to be used in the volatility calculation, companies were selected with comparable characteristics to the Company, including enterprise value and financial leverage. Companies were also selected with historical share price volatility sufficient to meet the expected life of the Company's stock options. The historical volatility data was computed using the daily closing prices for the selected companies' shares during the equivalent period of the calculated expected term of the Company's stock options. The expected life of the non-employee option grants was based on their remaining contractual life at the measurement date. The risk-free interest rate assumption was based on U.S. Treasury instruments with maturities that were consistent with the option's expected life. The expected dividend assumption was based on the Company's history and expectation of dividend payouts.

  Warrants

        The Company accounts for warrants to purchase shares of its common stock and convertible preferred stock as a liability at fair value on the balance sheet date because the Company may be obligated to redeem these warrants at some point in the future. The warrants are subject to remeasurement at each balance sheet date, with changes in fair value recognized as a gain or loss from the changes in fair value of the warrants in the statements of operations. The Company will continue to adjust the liability for changes in fair value until such time that the warrants are converted or expire.

  Other Comprehensive Income (Loss)

        Net loss and other comprehensive loss are the same because the Company had no unrealized gains or losses in other comprehensive income.

  Unaudited Pro Forma Stockholders' Equity

        The pro forma stockholders' equity as of March 31, 2015 presents the Company's stockholders' equity as though all of the Company's outstanding convertible preferred stock had automatically converted into shares of common stock upon the completion of an initial public offering ("IPO") of the Company's common stock. The shares of common stock issuable and the proceeds expected to be received in the initial public offering are excluded from such pro forma financial information.

Natera, Inc.

Notes to Unaudited Interim Condensed Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

  Net Loss Per Share

        Basic net loss per share is calculated by dividing net loss by the weighted-average shares outstanding during the period, without consideration for potential dilutive shares. Diluted net loss per share is calculated by adjusting the weighted-average shares outstanding for the dilutive effect of potential dilutive shares outstanding for the period, determined using the if-converted method. For purposes of the diluted net loss per share calculation, convertible preferred stock, stock options, convertible notes, unvested shares subject to repurchase, and warrants are considered potential dilutive shares but are excluded from the calculation of diluted net loss per share because their effect would be anti-dilutive. Therefore, basic and diluted net loss per share was the same for all periods presented.

  Unaudited Pro Forma Net Loss Per Share

        Unaudited pro forma basic and diluted net loss per share has been computed to give effect to the conversion of all shares of convertible preferred stock into shares of common stock as if such conversion had occurred at the beginning of the period presented. The pro forma net loss per share does not include the shares expected to be sold and related proceeds to be received from an initial public offering ("IPO").

  Recent Accounting Pronouncements

        From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed below, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

        In August 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (ASU 2014-15). ASU 2014-15 requires management to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. In doing so, companies will have reduced diversity in the timing and content of footnote disclosures compared to footnote disclosures under today's guidance. ASU 2014-15 is effective for the Company in the first quarter of 2016 with early adoption permitted. The Company does not believe the impact of adopting ASU 2014-15 on its financial statements will be significant.

        In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09) to provide guidance on revenue recognition. ASU 2014-09 requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under today's guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. In April 2015, the FASB proposed a one-year deferral of the effective date for ASU 2014-09. Under the proposal, ASU 2014-09 is effective for the Company in the first quarter of 2018. Early adoption up to the first quarter of 2017 is permitted. Upon adoption, ASU 2014-09 can be applied retrospectively to all periods presented or only to the most current period presented with the cumulative effect of changes reflected in the opening balance of retained earnings in the most current period presented. The Company is currently evaluating the impact of adopting ASU 2014-09 on its financial statements.

Natera, Inc.

Notes to Unaudited Interim Condensed Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        In April 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (ASU 2015-03). ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-03 is effective for the Company in the first quarter of 2016 with early adoption permitted. The Company does not believe the impact of adopting ASU 2015-03 on its financial statements will be significant.

        In April 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-05, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement (ASU 2015-05). ASU 2015-05 provides guidance to clarify the customer's accounting for fees paid in a cloud computing arrangement. ASU 2015-05 is effective for the Company in the first quarter of 2016 with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2015-05 on its financial statements.

3. Fair Value Measurements

        The Company's financial assets and liabilities carried at fair value comprise investments in money market funds and a liability for convertible preferred stock warrants. The Equipment Financing Facility is not measured at fair value on a recurring basis and is carried at amortized cost. The Company believes the fair value of the facility approximates its carrying value, or amortized cost, due to the short-term nature of this obligation and the interest rate relative to current market rates.

        The fair value accounting guidance requires that assets and liabilities be carried at fair value and classified in one of the following three categories:

  Level I: Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access

  Level II: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices, interest rates, and yield curves

  Level III: Inputs that are unobservable data points that are not corroborated by market data.

        This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

  Assets and Liabilities That Are Measured at Fair Value on a Recurring Basis

        The following table represents the fair value hierarchy for the Company's financial assets and financial liabilities measured at fair value on a recurring basis:

	December 31, 2014				March 31, 2015
	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total
	(in thousands)
Current Assets:
Money market funds(1)	$76,161	$—	$—	$76,161	$70,155	$—	$—	$70,155

Current Liabilities:
Warrants	$—	$—	$2,232	$2,232	$—	$—	$3,195	$3,195

Long-term Liabilities:
Senior secured term loan	$—	$—	$20,964	$20,964	$—	$—	$22,764	$22,764

(1)
Included in cash and cash equivalents on the balance sheet

Natera, Inc.

Notes to Unaudited Interim Condensed Financial Statements (Continued)

3. Fair Value Measurements (Continued)

        The Company's cash equivalents, which include money market funds, are classified as Level I because they are valued using quoted market prices. The Company's convertible preferred and common stock warrants are valued using Level III inputs; a third-party valuation specialist uses a hybrid model with inputs from a Black-Scholes model and Probability Weighted Average Expected Return Method ("PWERM") to analyze the fair value of the Company's common stock with a market volatility that is determined for comparable companies in the same business sector and an analysis of future values of the Company assuming various future outcomes.

        The carrying amounts of cash, accounts receivable, and accounts payable approximate their fair value and are excluded from the table above.

        In April 2013, the Company entered into a senior secured term loan with a third-party lender, which consists of a credit agreement, royalty agreement, warrants, and loan commitment. The Company considered the guidance under ASC 825-10, Financial Instruments, which provides a measurement basis election for most financial instruments (i.e., either historical cost or fair value), allowing reporting entities to mitigate potential mismatches that arise under the current mixed measurement attribute model and ASC 820, Fair Value Measurements and Disclosures that provides for the fair value measurement of assets and liabilities, except for derivatives, for which the fair value is determined by ASC 815, Derivatives and Hedging.

        The Company evaluated the components of the senior secured term loan and determined that they are derivatives to be evaluated under ASC 815-15-25-1. The fair value accounting for derivatives is not an option, as derivatives must be fair valued under ASC 815 following the measurement guidance under ASC 820. Therefore, the Company engaged a third party to determine the fair value of the derivatives using the guidance of ASC 820 and recorded the Senior Secured Term Loan at fair value.

        ASC 815 requires the terms and features of an instrument that are not a derivative itself to be evaluated for embedded derivatives that must be bifurcated and separately accounted for as freestanding derivatives. In general, under ASC 815-15-25-1, an embedded derivative is separated from the host contract and accounted for as a derivative instrument if and only if the following criteria are met:

  •
  Economic characteristics/risks of the derivative are not clearly and closely related to host;

  •
  The hybrid instrument is not re-measured at fair value under other applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur;

  •
  A separate instrument with the same terms would be considered a derivative: (i) one or more underlying, (ii) One or more notional amounts, (iii) no or minimal initial net investment, (iv) net settlement.

        Based upon the Company's evaluation, the senior secured term loan constitutes a liability with embedded derivative features that must be accounted for separately as mark-to-market instruments. In addition, adjustments to the embedded royalty feature will be recorded as interest expense as they occur, offset to the carrying amount of the debt (with the eventual cash outlay to settle such amounts recorded against the carrying amount of the debt). Based on the Company's evaluation, it was determined that the warrants granted are detachable and therefore are a stand-alone component of the senior secured term loan to be fair valued using Level III inputs as a separate derivative. Additionally, it was determined that the remaining components are embedded derivatives of the senior secured term loan, which require a fair value assessment using Level III inputs at the end of each reporting period. The Company's independent appraiser assisted in the evaluation of the components of the senior secured term loan that require significant judgment or estimation. The fair value of the components is calculated using various techniques such as (i) discounted future cash flows, (ii) the income approach, using various revenue assumptions and applying a Monte-Carlo simulation to each outcome and (iii) a hybrid model with inputs from a Black-

Natera, Inc.

Notes to Unaudited Interim Condensed Financial Statements (Continued)

3. Fair Value Measurements (Continued)

Scholes model and PWERM to analyze the fair value of the Company's common stock with a market volatility that is determined by comparison to comparable companies in the same business sector and an analysis of future values of the Company assuming various future outcomes. The fair value of the senior secured term loan is re-measured at the end of each reporting period with the change in fair value recorded within non-operating expense in the statements of operations.

        The following table provides a roll forward of the fair value, as determined by Level III inputs, of the warrants for the three months ended March 31, 2015:

Warrants
(in thousands)
Balance at December 31, 2014	$2,232
Change in fair value	963

Balance at March 31, 2015	$3,195

        The following table provides a roll forward of the fair value, as determined by Level III inputs, of the senior secured term loan for the three months ended March 31, 2015:

Term Loan
(in thousands)
Balance at December 31, 2014	$20,964
Change in fair value recognized in non-operating expense	1,800

Balance at March 31, 2015	$22,764

        The following table presents quantitative information about the inputs and valuation methodologies used for the Company's fair value measurement classified in Level III of the fair value hierarchy at March 31, 2015.

	Fair Value at March 31, 2015	Valuation Methodology	Significant Unobservable Input	Weighted Average Interest on Discount Rate (range, if applicable)
	(in thousands)			(in thousands)
Senior secured term loan	$22,764
—Term loan		Discounted Cash Flows	Discount rate on CCC bond plus premium	16.5% CCC Bond range (4.79% - 24.3%)
—Royalty interest		Royalty interest in future revenues	Revenues Volatility	$224,650 - $456,140 34.8%
—Loan commitment		Discounted Cash Flows	Discount rate on CCC bond plus premium	16.5% CCC Bond range (4.79% - 24.3%)
—Warrants	$3,195	Probability weighted expected return method	Discount for lack of marketability Volatility	20% 49.86%

Natera, Inc.

Notes to Unaudited Interim Condensed Financial Statements (Continued)

3. Fair Value Measurements (Continued)

Senior Secured Term Loan

        The fair value of the liability represents a term loan, royalty interest, and a loan commitment that is based upon the achievement of certain revenue targets over the life of the contract. The fair value of the liability is determined using discounted cash flow methodology, a Monte Carlo Simulation model for projected revenues, and the Longstaff-Schwartz model for royalty payments with significant inputs that include discount rate, projected revenues, projected royalty payments and percentage probability of occurrence for projected revenues and royalty payments. A significant change in projected revenues in isolation could result in a significantly different fair value measurement; a significant delay or (acceleration) in the delayed draw loan could result in a significantly different fair value measurement; a significant change in the discount rate in isolation could result in a significantly different fair value measurement; and changes in the probability of occurrence between the outcomes in isolation could result in a significantly different fair value measurement.

Warrants

        The significant unobservable inputs used in the fair value of warrants are derived from the Company's common stock valuation that is based upon a hybrid model with inputs from a Black-Scholes model and PWERM to analyze the fair value of the Company's common stock with a market volatility that is determined for comparable companies in the same business sector and an analysis of future values of the Company assuming various future outcomes. The inherent risk in the market volatility is the selection of companies with similar business attributes to the Company. Additionally, the PWERM analysis entails a number of assumptions about the timing of future events, the estimate of the probabilities that such events will occur, and a range of values under each of the potential events at future dates.

4. Balance Sheet Components

  Property and Equipment, net

        The Company's property and equipment consisted of the following:

	Useful Life	December 31, 2014	March 31, 2015
		(in thousands)
Machinery and equipment	3 years	$18,632	$21,012
Furniture and fixtures	3 years	217	217
Software	3 years	700	742
Leasehold improvements	Life of lease	1,036	1,036
Construction-in-process		3,583	3,208

		24,168	26,215
Less: Accumulated depreciation and amortization		(9,594)	(11,199)

Total Property and Equipment, net		$14,574	$15,016

        Depreciation and amortization expense for the three months ended March 31, 2015 and 2014 was $1.6 million and $1.1 million, respectively. As of March 31, 2015, $5.3 million of the Company's equipment is pledged under the Equipment Financing Facility.

Natera, Inc.

Notes to Unaudited Interim Condensed Financial Statements (Continued)

4. Balance Sheet Components (Continued)

  Accrued Compensation

        The Company's accrued compensation consisted of the following:

	December 31, 2014	March 31, 2015
	(in thousands)
Accrued paid time off	$1,577	$1,912
Accrued commissions	2,651	2,556
Accrued bonuses	1,141	478
Other accrued compensation	611	600

Total accrued compensation	$5,980	$5,546

  Other Accrued Liabilities

        The Company's other accrued liabilities consisted of the following:

	December 31, 2014	March 31, 2015
	(in thousands)
Accrued expenses	$8,560	$8,535
Accrued rent	551	485
Deferred lease obligation	99	85
Accrued interest	764	502
Sales tax payable	367	433

Total other accrued liabilities	$10,341	$10,040

5. Commitments and Contingencies

  Operating Leases

        As of March 31, 2015, the Company sub-leases office facilities under non-cancelable operating lease agreements. In January 2013, the Company amended its sublease agreement to expand its corporate headquarters. In connection with the amendment, the Company executed a letter of credit in favor of the lessor for $0.8 million, which is secured with a restricted cash account. The related subleases expire in October 2016.

        On March 21, 2014, the Company entered into an additional sublease agreement to expand its San Carlos facilities for additional office and laboratory space. This additional sublease expires in January 2017. In April 2015, the Company executed a letter of credit in favor of the lessor for $0.3 million, which is secured with a restricted cash account.

Natera, Inc.

Notes to Unaudited Interim Condensed Financial Statements (Continued)

5. Commitments and Contingencies (Continued)

        The future annual minimum lease payments under all non-cancelable operating leases are as follows:

Operating Leases
(in thousands)
Years ending December 31:
2015 (nine months)	1,696
2016	1,939
2017	60

Total future minimum lease payments	$3,694

        Rent expense for the three months ended March 31, 2015 and 2014 was $0.5 million and $0.3 million, respectively. The Company is also required to pay its share of facility operating expenses with respect to the facilities in which it operates.

  Legal Proceedings

        From time to time, the Company is involved in disputes, litigation, and other legal actions as discussed below. The Company is aggressively defending its current litigation matters, and while there can be no assurances and the outcome of these matters is currently not determinable, the Company currently believes that there are no existing claims or proceedings that are likely to have a material adverse effect on its financial position. There are many uncertainties associated with any litigation and these actions or other third-party claims against the Company may cause the Company to incur costly litigation and/or substantial settlement charges.

        In addition, the resolution of any intellectual property litigation may require the Company to make royalty payments, which could adversely affect gross margins in future periods. If this were to occur, the Company's business, financial condition, results of operations, and cash flows could be adversely affected. The actual liability in any such matters may be materially different from the Company's estimates, if any, which could result in the need to record or adjust a liability and record additional expenses. During the periods presented, the Company has not recorded any accrual for loss contingencies associated with such legal proceedings, determined that an unfavorable outcome is probable or reasonably possible, or determined that the amount or range of any possible loss is reasonably estimable.

        On January 6, 2012, the Company filed a declaratory judgment action in the U.S. District Court for the Northern District of California, alleging that U.S. Patent No. 6,258,540 licensed by Sequenom, Inc. ("Sequenom") from Isis Innovation Limited, Inc. ("Isis") (the '540 patent), is invalid, unenforceable and not infringed by the Company. The '540 patent relates to non-invasive prenatal diagnosis methods. This case was consolidated in the Northern District of California with a case that Sequenom, an affiliate of Sequenom, and Isis brought on January 24, 2012 in the Southern District of California alleging infringement by the Company and DNA Diagnostics Center, Inc., the Company's distribution partner, of certain claims of the '540 patent. Ariosa Diagnostics, Inc. ("Ariosa") and Verinata Health, Inc. ("Verinata"), now a division of Illumina, Inc. also filed declaratory judgment actions regarding the '540 patent against Sequenom in the Northern District. Sequenom asserted counterclaims of infringement of the '540 patent against both Ariosa and Verinata in those respective cases. All of these cases were designated related cases. On October 30, 2013, the District Court issued an order granting Ariosa's motion for summary judgment in its case against Sequenom, finding that the claims asserted against Ariosa are

Natera, Inc.

Notes to Unaudited Interim Condensed Financial Statements (Continued)

5. Commitments and Contingencies (Continued)

invalid under 35 U.S.C. §101 for reciting non-patentable subject matter. Many of the claims of the '540 patent asserted against the Company were invalidated by this order. Subsequently, Sequenom entered into stipulations with Verinata and the Company conditionally agreeing that the remaining asserted claims of the '540 Patent should be deemed invalid under 35 U.S.C. §101. The Court then entered judgment in favor of Verinata and the Company in their respective cases in November 2013. Sequenom has appealed all three judgments to the Court of Appeals for the Federal Circuit ("CAFC"). The CAFC has consolidated the Ariosa, Verinata and the Company's cases for purposes of appeal, such that the CAFC can make a single ruling on the '540 patent claims that apply to all parties involved. The appellate arguments were heard on November 7, 2014, and on June 12, 2015, the CAFC affirmed the district court's finding of invalidity. Sequenom may request a rehearing en banc by the full panel of the CAFC or appeal to the Supreme Court of the United States. Sequenom has not filed a request for rehearing or writ of certiorari as of the date of this prospectus. The Company intends to continue to vigorously assert its claims and defend against the counterclaims in this lawsuit, but it cannot be certain of the outcome.

        On April 22, 2011, a former employee filed an action in the U.S. District Court for the Northern District of California alleging that the Company made false statements to the government in connection with tracking of employee time and expenditures in connection with certain grants it received from the National Institutes of Health. After investigating the former employee's claims, the U.S. Attorney's Office for the Northern District of California filed a Notice of Election to Decline Intervention in this matter. The Company filed counterclaims against its former employee, alleging fraud in the inducement, breach of contract, and violation of the Computer Fraud and Abuse Act. The case proceeded to trial and on February 4, 2015, the jury found the former employee's allegations were without merit and returned a unanimous verdict in favor of the Company. The plaintiff's motion for a new trial was denied, and judgment was entered in favor of the Company on the plaintiff's claims and in favor of the plaintiff on the Company's counterclaim. The time for filing a notice of appeal has expired. We do not expect any further activity on this matter.

        On June 12, 2014, the Company filed a complaint for breach of contract, breach of the covenant of good faith and fair dealing, unfair competition, and false advertising in the Superior Court of California, San Mateo County alleging that Progenity had breached a test services agreement with the Company by seeking to terminate the test services agreement without providing the contractually-required period of notification of termination and not honoring the exclusivity provisions of the agreement during that period. On June 13, 2014, the Company sought but did not receive a temporary restraining order compelling Progenity to observe the period of exclusivity prior to termination. On June 19, 2014, Progenity filed a cross-complaint alleging the Company had breached the test services agreement and also a separate laboratory support services agreement between Progenity and the Company by contacting certain customers of Progenity, allegedly in violation of these agreements. On June 19, 2014, Progenity sought but did not receive a temporary restraining order compelling the Company to cease contact with these customers of Progenity. On October 31, 2014, the Company filed a motion for judgment on the pleadings to dispose of most counts of Progenity's cross-complaint, which the Court denied on December 12, 2014. The parties have resolved the litigation and have withdrawn their respective claims.

  Third-Party Payer Reimbursement Audits

        From time to time, the Company experiences payment difficulties with certain non-governmental payers, and the Company attempts to resolve these issues. For example, in November 2014, a third-party payer sought information as part of an investigative audit of claims which they had paid for certain genetic

Natera, Inc.

Notes to Unaudited Interim Condensed Financial Statements (Continued)

5. Commitments and Contingencies (Continued)

testing. The Company complied with their request and provided responsive information. In a letter dated June 2, 2015, the third-party payer alleged that it had overpaid $1.88 million to the Company. We disagree with its contentions and are in active discussions with this payer to resolve its concerns. The third-party payer has communicated its desire to continue its relationship with the Company and its intention to work with the Company to achieve a resolution of its investigative audit. To the extent the Company is unsuccessful in resolving these issues with such payers, such payers may pursue recovery. Reimbursement for the Company's testing may be negatively affected by payment difficulties, and the Company's revenues could decline.

  Contractual Commitment

        As of March 31, 2015, the Company has non-cancelable contractual commitments with a supplier for approximately $16.3 million for inventory material used in the laboratory testing process.

        In January 2015, the Company entered into a laboratory services agreement with a total contractual commitment for a period of 18 months to purchase tests for a minimum of approximately $5.3 million.

        In March 2015, the Company entered into an agreement with a major manufacturer to develop a version of the Panorama test for use in a specific country, including the right for the manufacturer to market and perform such test. Under the terms of the contract the Company will share up to half of the $13.5 million of the development and approval process costs as incurred. Further any other costs will be shared between the manufacturer and the Company equally. The reimbursement of the costs incurred by both partners under this agreement will be performed on a quarterly basis. As of March 31, 2015 the Company has not incurred any expenses in regards to this agreement.

6. Stock-Based Compensation

  2007 Stock Plan

        In January 2007, the Board of Directors (the Board) approved the 2007 Stock Plan (the 2007 Plan), which was amended and restated on March 25, 2010. Pursuant to the 2007 Plan, stock options may be granted to employees, consultants, and outside directors of the Company. Options granted may be either incentive stock options or non-statutory stock options. Under the amended and restated 2007 Plan, the Company had reserved approximately 15.3 million shares of its common stock for issuance through March 31, 2015.

  Early Exercise of Employee Options

        Stock options granted under the 2007 Plan provide employee option holders the right to exercise unvested options in exchange for common stock. As of March 31, 2015, the Company held $0.2 million of notes receivable from its officers for approximately 1.6 million exercised and unvested shares outstanding that are subject to a repurchase right held by the Company at the original issuance price in the event that the optionee's employment is terminated, either voluntarily or involuntarily. Accordingly, the Company has recognized the notes receivable as an offset to stockholders' equity. Generally, the repurchase right lapses on the first anniversary of the vesting start date for 25% of the options and in 36 equal monthly amounts thereafter.

Natera, Inc.

Notes to Unaudited Interim Condensed Financial Statements (Continued)

6. Stock-Based Compensation (Continued)

  Stock Options

        The following table summarizes option activity for the three months ended March 31, 2015 (unaudited):

	Outstanding Options
(in thousands, except for contractual life and exercise price)	Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value
				(In years)
Balance at December 31, 2014	294	8,463	$2.28	8.83
Additional shares authorized	794
Options granted	(1,055)	1,055	7.45
Options exercised	—	(70)	1.52
Options forfeited	90	(90)	2.72

Balance at March 31, 2015	123	9,358	2.87	8.88	60,907

Exercisable at March 31, 2015		4,854	1.52	3.62	38,166

Vested and expected to vest at March 31, 2015		8,388	2.74	8.67	55,617

        The total intrinsic value of stock options exercised during the three months ended March 31, 2015 was $0.4 million. The total fair value of stock options vested during the three months ended March 31, 2015 was $0.7 million.

  Stock-Based Compensation Expense

        Employee and non-employee stock-based compensation expense was calculated based on awards ultimately expected to vest and have been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods, if actual forfeitures differ from those estimates.

        The following table presents the effect of employee and non-employee stock-based compensation expense on selected statements of operations line items for the three months ended March 31, 2015 and 2014.

	Three months ended March 31,
	2014			2015
	Employee	Non-Employee	Total	Employee	Non-Employee	Total
	(in thousands)
Cost of revenues	$66	$3	$69	$62	$22	$83
Research and development	1,049	4	1,053	249	12	261
Selling, general and administrative	1,481	7	1,488	784	19	803

Total	$2,596	$14	$2,610	$1,095	$52	$1,147

Natera, Inc.

Notes to Unaudited Interim Condensed Financial Statements (Continued)

6. Stock-Based Compensation (Continued)

        As of March 31, 2015, approximately $14.7 million of unrecognized compensation expense, adjusted for estimated forfeitures, related to unvested stock options will be recognized over a weighted-average period of approximately 3.2 years.

Valuation of Stock Option Grants to Employees

        The Company estimates the fair value of its stock options granted to employees on the grant date using the Black-Scholes option-pricing model. The fair value of employee stock options is amortized on a straight-line basis over the requisite service period of the awards, generally the vesting period. The fair value of employee stock options was estimated using the following assumptions:

	Three Months ended March 31,
	2014	2015
Expected term	5.4—6.3	5.6—5.7
Expected volatility	84.4%—87.0%	72.6%—73.0%
Expected dividend rate	0%	0%
Risk-free interest rate	1.65%—1.94%	1.56%—1.58%

        Expected Term:    The expected term of options represents the period of time that options are expected to be outstanding. The Company's historical stock option exercise experience does not provide a reasonable basis upon which to estimate an expected term due to a lack of sufficient data. For granted "at-the-money" stock options, the Company estimates the expected term by using the simplified method permitted by the Securities and Exchange Commission. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options. For stock options that are not granted "at-the-money," the Company uses the binomial lattice model to calculate the expected term.

        Expected Volatility:    The Company derived the expected volatility from the average historical volatilities of comparable publicly traded companies within its peer group over a period approximately equal to the expected term.

        Expected Dividend Rate:    The Company has not paid and does not anticipate paying any dividends in the near future.

        Risk-Free Interest Rate:    The risk-free interest rate assumption is based on U.S. Treasury yield in effect at the time of grant for zero coupon U. S. Treasury notes with maturities approximately equal to the expected term.

7. Debt

Senior Secured Term Loan

        In April 2013, as amended in June 2014, the Company entered into a senior secured term loan arrangement (the "Secured Loan Arrangement") with ROS Acquisition LP ("ROS"). The Secured Loan Arrangement consisted of $40.0 million of borrowing capacity ("Credit Agreement"), a warrant to purchase shares of Common Stock, and an agreement to pay royalties on Company revenues ("Royalty Agreement"). The Company borrowed $20.0 million on the effective date of the Credit Agreement. The Credit Agreement interest rate is equal to the greater of (a) LIBOR or (b) 1% per annum plus the

Natera, Inc.

Notes to Unaudited Interim Condensed Financial Statements (Continued)

7. Debt (Continued)

applicable margin of 8% per annum or 9% floor on the outstanding balance of the term loan. The Royalty Agreement bears a royalty payment of 1% applied to fiscal year revenues of up to $50.0 million and 1.5% applied to fiscal year incremental revenues above $50.0 million. For the three months ended March 31, 2014 and 2015, the Company incurred approximately $0.7 million and $0.9 million in interest and royalty expenses, respectively, which are due and payable quarterly. The interest on the loan is set forth in the financial statements as interest expense below loss from operations. The effective yield was approximately 18.6% for the three months ended March 31, 2015. Under the terms of the Secured Loan Arrangement, the Company issued ROS a warrant to purchase 376,691 shares of common stock with an exercise price of $2.3229 per share. The Credit Agreement principal is due and payable on April 18, 2019. The Company may at its option, prepay the term loan borrowings by paying the lender a prepayment premium equivalent to ten percent of the outstanding principal. Prepayment of the amount due under the Credit Agreement does not eliminate the royalty payment obligation, which expires no later than April 18, 2023. The Company may at its option, terminate the royalty obligation for a fixed dollar amount with cumulative royalty payments applied against the royalty obligation.

        ROS Acquisition LP maintains a security interest in substantially all of the Company's tangible and intangible assets, including intellectual property, to secure any outstanding amounts under the Credit Agreement. The Credit Agreement contains customary events of default, conditions to borrowing and covenants, including restrictions on the ability to dispose of assets, make acquisitions, incur debt, incur liens and make distributions to stockholders, including dividends. The Credit Agreement also includes a financial covenant that requires the maintenance of minimum liquidity of $5.0 million and minimum revenue thresholds. During the continuance of an event of a default, ROS Acquisition LP may accelerate amounts outstanding, terminate the credit facility and foreclose on all collateral. The Company is in compliance with all covenants under the terms of the Secured Loan Arrangement with ROS Acquisition LP.

Equipment Financing Facility

        In April 2013, the Company entered into an equipment financing facility with a financial institution. Under the terms of the agreement, the Company may borrow up to $5.0 million to fund equipment purchases. The financial institution maintains an interest in the underlying equipment until the loan is paid in full. The loan bears interest at the financial institution's prime reference rate plus 4.10% (the prime reference rate is defined as the 30-day LIBOR rate plus 2.50%), which was 7.35% upon closing of the agreement. The equipment financing arrangement is payable in twenty-seven equal installments through September 30, 2015 and has a covenant that requires the Company to maintain a $5.0 million cash balance at all times.

        In December 2014, the Company amended its Equipment Financing Facility with the financial institution. Under the terms of the Amendment, the Company borrowed $5.9 million to fund equipment. The Company will pay interest on the unpaid principal at the financial institution's prime rate plus 3.10%, which was 6.35% upon closing of the agreement. The loan will mature on May 31, 2017. The Company is required to make 30 payments of principal and interest through the maturity of the loan in May 2017. In addition, the loan is subject to a prepayment penalty of 1% if paid before December 18, 2016.

Natera, Inc.

Notes to Unaudited Interim Condensed Financial Statements (Continued)

7. Debt (Continued)

        Future minimum principal on long-term debt as of March 31, 2015 are as follows:

Years Ended December 31,	Principal
(in thousands)
2015 (nine months)	$1,755
2016	2,340
2017	1,170
2018	—
2019	20,000

Total	$25,265

8. Warrants

        In 2007, the Company issued warrants to purchase an aggregate of 24,538 shares of common stock at an exercise price of $0.0978 per share to various holders. For the three months ended March 31, 2015, 12,269 shares of common stock were issued upon the exercise of certain of such warrants. As of March 31, 2015, the warrants were exercisable for an aggregate of 12,269 shares of our common stock at an exercise price of $0.0978 per share until their expiration on July 25, 2017.

        In 2009, the Company granted warrants to purchase 33,742 shares of Series B convertible preferred stock at an exercise price of $1.8908 per share. The warrants were granted to a financial institution in connection with a secured equipment loan and expire on November 2, 2019.

        Under the terms of the Senior Secured Term Loan, the Company granted approximately 376,691 warrants to purchase common stock with an exercise price of $2.3229 per common share, which expire on April 18, 2023.

        In connection with the Series F financing, the Series E preferred stockholders agreed to change the liquidation preference from two times to one times the liquidation value as described in the agreement. In exchange, on November 20, 2014, the Company issued common stock warrants to the Series E preferred stockholders to purchase 429,440 shares at $0.0163 per share. The warrants are carried in Additional Paid In Capital and the issuance of the warrants was treated as a deemed dividend by the common stockholder out of Additional Paid in Capital. The warrants expire in November 2019.

9. Convertible Preferred Stock

Convertible Preferred Stock

        The Company's Certificate of Incorporation, as amended in November 2014, authorizes the Company to issue 51.2 million shares of $0.0001 par value convertible preferred stock.

Natera, Inc.

Notes to Unaudited Interim Condensed Financial Statements (Continued)

9. Convertible Preferred Stock (Continued)

        As of March 31, 2015, the convertible preferred stock consisted of the following:

Series	Shares Authorized	Shares Issued and Outstanding	Liquidation Amount	Proceeds, net of issuance costs
	(in thousands)
A-1	5,000	3,067	$20	$20
A	8,173	5,014	4,005	3,927
B	5,745	3,491	6,600	6,569
C	8,941	5,485	12,160	58,876
D	6,694	4,107	20,047	80,788
E	9,592	5,884	35,425	35,019
F	7,088	4,349	55,500	55,386

	51,233	31,397	$133,757	$240,585

        Each share of Series A-1, Series A, Series B, Series C, Series D, Series E and Series F convertible preferred stock converts, at the option of the holder, into that number of fully paid and non-assessable shares of common stock that is equal to $0.0065, $0.7987, $1.8908, $2.2168, $4.8819, $6.0199, and $12.7629 per share, respectively (as adjusted for stock splits, combinations, and reorganizations), divided by the conversion price of $0.0065, $0.7987, $1.8908, $2.2168, $4.8819, $6.0199, and $12.7629, respectively (as adjusted for stock splits, combinations, and reorganizations). Additionally, each share of convertible preferred stock shall automatically be converted into shares of common stock at the conversion rate at the time in effect for such series of convertible preferred stock immediately upon the earlier of: (i) the Company's sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, the public offering price of which was not less than $40.0 million in the aggregate; or (ii) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of convertible preferred stock (voting together as a single class and not as separate series, and on an as-converted basis); provided, however, that an automatic conversion of the outstanding shares of Series E convertible preferred stock pursuant to clause (ii) above shall require the written consent or agreement of the holders of at least seventy percent of the outstanding shares of Series E convertible preferred stock unless such conversion is in connection with (x) an underwritten public offering of this corporation or (y) a bona fide financing transaction with a pre-money equity valuation on an as converted, fully diluted basis of less than $100.0 million that results in a recapitalization of the Company, in which case on the consent of the holders of a majority of the then outstanding shares of convertible preferred stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be required to convert each share of convertible preferred stock. Series A and Series B preferred stockholders may elect two Board members (voting together as a single class) and Series C preferred stockholders may elect one Board member. No Board member has been elected at this time for the Series C convertible preferred stock.

        The holders of shares of convertible preferred stock shall be entitled to receive dividends, on an equal basis, out of any assets legally available thereof, prior and in preference to any declaration or payment of any dividend (payable other than in common stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of common stock of this corporation) on the common stock of this corporation, at the applicable Dividend Rate (as defined below), payable when, as, and if declared by the Board. Such dividends are not cumulative. Dividend Rate means $0.0639 per annum for each share of Series A convertible preferred stock, $0.0005 per annum for each

Natera, Inc.

Notes to Unaudited Interim Condensed Financial Statements (Continued)

9. Convertible Preferred Stock (Continued)

share of Series A-1 convertible preferred stock, $0.1513 per annum for each share of Series B convertible preferred stock, $0.1773 per annum for each share of Series C convertible preferred stock, $0.3911 per annum for each share of Series D convertible preferred stock, and $0.4817 per annum for each share of Series E convertible preferred stock, and $1.021 per annum for each share of Series F convertible preferred stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, or recapitalizations).

        In the event of a Company liquidation, the holders of Series E and Series F convertible preferred stock are entitled to receive, prior and in preference to any distribution of the proceeds of such liquidation to the holders of Series A, Series A-1, Series B, Series C, and Series D convertible preferred stock by reason of their ownership thereof, an amount per share equal to the sum of the original issue price for the Series E and Series F convertible preferred stock, plus declared and unpaid dividends on such shares.

        The holder of each share of convertible preferred stock has the right to one vote for each share of common stock into which such preferred stock could then be converted and such holder has full voting rights and powers equal to the voting rights and powers of the holders of common stock, and is entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company, except as provided for the election of directors by separate class vote of the holders of common stock, and is entitled to vote, together with holders of common stock, with respect to any question upon which holders of common stock have the right to vote. The Series A and Series B preferred stockholders may elect one director (voting together as a single class, not as a separate series and on an as-converted basis) and Series C preferred stockholders may elect one director at any election of directors.

10. Common Stock

        The Company's Certificate of Incorporation, as amended and restated in connection with the closing of the Series F convertible preferred stock financing, authorizes the Company to issue 82.0 million shares of $0.0001 par value common stock. As of December 31, 2014 and March 31, 2015, the Company had 6.9 million and 6.9 million shares of common stock outstanding, respectively. Each shareholder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. The holders of common stock, voting together as a class, may elect two directors.

11. Income Taxes

        Due to the current operating losses, the Company recorded zero income tax expense for the three months ended March 31, 2015 and 2014, respectively. During these periods, the Company's activities were limited to U.S. federal and state tax jurisdictions, as it does not have any foreign operations. The federal and state effective tax rate is approximately 36% before research and development credits and permanent adjustments related to the Company's outstanding debt.

        Due to the Company's history of cumulative operating losses, management concluded that, after considering all the available objective evidence, it is not more likely than not that all the Company's net deferred tax assets will be realized. Accordingly, all of the Company's deferred tax assets, which includes net operating loss or NOL carryforwards and tax credits related primarily to research and development continue to be subject to a valuation allowance as of March 31, 2015. The Company will continue to maintain a full valuation allowance until there is sufficient evidence to support recoverability of its deferred tax assets.

Natera, Inc.

Notes to Unaudited Interim Condensed Financial Statements (Continued)

11. Income Taxes (Continued)

        The Company had $1.4 million unrecognized tax benefits at both March 31, 2015 and December 31, 2014. The reversal of the uncertain tax benefits would not affect the effective tax rate to the extent that the Company continues to maintain a full valuation allowance against its deferred tax assets. Unrecognized tax benefits may change during the next twelve months for items that arise in the ordinary course of business.

        Interest and/or penalties related to income tax matters are recognized as a component of income tax expense. As of March 31, 2015, there were no accrued interest and penalties related to uncertain tax positions.

12. Related-Party Transactions

        The chief executive officer of the Company receives a monthly payment based on his use for Company business purposes of an apartment that he owns in New York City. For the three months ended March 31, 2015 and 2014, the Company expensed $5,700.

        The Company entered into a full recourse promissory note with the Company's chief executive officer, in April 2012. Pursuant to this note, which was secured by a stock pledge agreement, the Company loaned Dr. Rabinowitz $154,000. This loan bore interest at a rate per annum of 1.15%, compounded annually. As of March 31, 2015, the outstanding balance of this loan was $159,615. This loan, including all accrued interest, was repaid in full by Dr. Rabinowitz in May 2015.

        The Company entered into a full recourse promissory note with Jonathan Sheena, the Company's chief technology officer, in April 2012. Pursuant to this note, which was secured by a stock pledge agreement, the Company loaned Mr. Sheena $38,280. This loan bore interest at a rate per annum of 1.15%, compounded annually. As of March 31, 2015, the outstanding balance of this loan was $39,564. This loan, including all accrued interest, was repaid in full by Mr. Sheena in May 2015.

13. Net Loss and Pro Forma Net Loss per Share

        Basic and diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, excluding shares subject to repurchase, and without consideration of potentially dilutive securities. The Company's potential dilutive shares, which include outstanding common stock options, unvested common shares subject to repurchase, convertible preferred stock and warrants, and convertible long-term notes, have not been included in the computation of diluted net loss per share for all periods as the result would be anti-dilutive. Such potentially dilutive shares are excluded when the effect would be to reduce the net loss per share.

Natera, Inc.

Notes to Unaudited Interim Condensed Financial Statements (Continued)

13. Net Loss and Pro Forma Net Loss per Share (Continued)

        Potentially dilutive shares that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	Three months ended March 31,
	2014	2015
	(in thousands)
Options to purchase common stock	6,762	9,358
Warrants	410	852
Common stock subject to repurchase	1,950	1,596
Convertible preferred stock	27,049	31,397

	36,171	43,203

        The Company has presented unaudited pro forma basic and diluted net loss per share, which has been computed to give effect to the conversion of all shares of convertible preferred stock into shares of common stock as if such conversion had occurred as of the beginning of the period presented. The following table sets forth the computation of the Company's pro forma basic and diluted net loss per common share:

Three months ended March 31, 2015
(in thousands, except per share data)
Numerator:
Net loss used in computing pro forma per share, basic and diluted	$(10,004)

Denominator:
Shares used in computing net loss per share, basic	5,289
Pro forma adjustments to reflect assumed conversion of convertible preferred stock	31,397

Shares used in computing pro forma net loss per share, basic	36,686

Basic and diluted net loss per share	$(0.27)

Natera, Inc.

Notes to Unaudited Interim Condensed Financial Statements (Continued)

14. Geographic Information

        The following table presents total revenue by geographic area based on the location of the Company's customers:

	Three months ended March 31,
	2014	2015
	(in thousands)
United States	$23,213	$40,872
Americas, excluding U.S.	971	1,297
Europe, Middle East, India, Africa	2,461	3,893
Other	650	1,373

Total	$27,295	$47,435

15. Subsequent Events

        In April 2015, the Company entered into a sublease agreement for additional office space in Redwood City, California. The additional space carries a base rent of $62,700 per month. The lease period begins in June 2015 and will terminate in August 2016. In addition, the Company has paid a security deposit of $125,500.

        In April 2015, the Company amended its cash collateral limit with the creditors up to $2.5 million.

        In April 2015, the Board of Directors approved an increase to the number of shares reserved for issuance under the 2007 Plan by 740,342 shares.

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the various expenses expected to be incurred and payable by us in connection with the sale and distribution of our common stock, other than underwriting discounts and commissions. All amounts are estimates except for the Securities and Exchange Commission (SEC) registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee and the Nasdaq Global Market listing fee.

Payable by us
SEC registration fee	$14,198
FINRA filing fee	18,828
Nasdaq Global Market listing fee	200,000
Accounting fees and expenses	1,100,000
Legal fees and expenses	1,980,000
Printing and engraving expenses	250,000
Registrar and transfer agent fees and expenses	16,000
Miscellaneous fees and expenses	120,974

Total	$3,700,000

Item 14.    Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

        As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  •
  for any transaction from which the director derives any improper personal benefit.

        Our amended and restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

        Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding, and permit us to secure insurance on behalf of any director, officer, employee, or other enterprise agent for any liability arising out of his action in that capacity, whether or not Delaware law would otherwise permit indemnification.

        We intend to enter into indemnification agreements with each of our directors and executive officers and certain other key employees, a form of which is attached as Exhibit 10.4. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer, or other key employee because of his status as one of our directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws. In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding.

        Reference is made to the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities. In addition, Section 2.9 of our amended and restated investors' rights agreement, or IRA, contained in Exhibit 4.2 to this registration statement provides for indemnification of certain of our stockholders against liabilities described in our IRA.

        We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

Item 15.    Recent Sales of Unregistered Securities

        The following sets forth information regarding all unregistered securities sold from January 1, 2012 through May 31, 2015 giving effect to a 1-for-1.63 reverse stock split of our capital stock that was effected on June 19, 2015:

        Prior to January 1, 2012, we issued and sold an aggregate of $19,999,998.66 in principal of convertible promissory notes to seven accredited investors, accruing interest at a rate of 0.20% per annum. On February 20, 2013, all outstanding principal and unpaid accrued interest in connection with such convertible promissory notes were converted into shares of our Series D preferred stock at $4.8819 per share.(1)

        On January 28, 2013, we issued and sold an aggregate of $2,000,000.00 in principal of convertible promissory notes to six accredited investors, accruing interest at a rate of 2.0% per annum, compounded annually. On February, 20, 2013, all outstanding principal and unpaid accrued interest in connection with such convertible promissory notes were converted into shares of our Series E preferred stock at $6.0199 per share.(1)

        On February 20, 2013, we issued an aggregate of 5,485,123 shares of our Series C preferred stock at $2.2168 per share to nine accredited investors in exchange for the cancellation of certain outstanding convertible promissory notes, the aggregate outstanding principal and unpaid accrued interest equal to approximately $12,159,430.(1)

        On February 20, 2013, we issued an aggregate of 4,106,523 shares of our Series D preferred stock at $4.8819 per share to seven accredited investors in exchange for the cancellation of certain outstanding convertible promissory notes, the aggregate outstanding principal and unpaid accrued interest equal to approximately $20,047,440.(1)

        From February 20, 2013 to July 26, 2013, we issued and sold an aggregate of 5,884,594 shares of our Series E preferred stock at $6.0199 per share to 20 accredited investors for an aggregate consideration of approximately $35,424,812.(1)

        On April 18, 2013, we issued to Royalty Opportunities S.á r.l., a warrant to purchase up to 376,691 shares of our common stock at $2.3229 per share. The warrant has a net exercise provision and contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain patent registrations, stock dividends, stock splits, recapitalizations, reclassifications, consolidations and other fundamental transactions.(1)

        From November 20, 2014 to December 11, 2014, we issued and sold an aggregate of 4,348,535 shares of our Series F preferred stock at $12.7629 per share to eight accredited investors for an aggregate consideration of approximately $55,499,987. On November 20, 2014, we issued warrants to purchase an aggregate of 429,440 shares of common stock at $0.0163 per share to 20 accredited investors. The warrant has a net exercise provision and contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, recapitalizations, reclassifications, consolidations and other fundamental transactions.(1)

        We have granted to our directors, officers and employees options to purchase 9,704,311 shares of common stock under our 2007 Amended and Restated Stock Plan, as it may have been further amended, with per share exercise prices ranging from $1.141 to $7.4491, and issued 4,348,602 shares of common stock upon exercise of such options for aggregate consideration of $477,105.32, at exercise prices ranging from $0.0652 to $3.7816.(2)

        Except with respect to the sale and issuance of our Series E preferred stock in February 20, 2013, in which Leerink Swann LLC received a commission in connection with such sale, none of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The Registrant believes that each transaction was exempt from the registration requirements of the Securities Act in reliance on the following exemptions:

  (1)
  These transactions were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients made representations to us that such recipient was an "accredited investor," as defined under Rule 501 of the Securities Act, and that such recipient had adequate information about us or had adequate access, through their relationships with us, to information about us.

  (2)
  These transactions were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate information about us or had adequate access, through their relationships with us, to information about us.

Item 16.    Exhibits and Financial Statement Schedules

  (a) Exhibits.    We have filed the exhibits listed on the accompanying Exhibit Index, which is incorporated herein by reference.

  (b) Financial Statement Schedules.    All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes, which is incorporated herein by reference.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Carlos, State of California, on the 22nd day of June, 2015.

NATERA, INC.
By:	/s/ HERM ROSENMAN Herm Rosenman Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name		Title	Date
/s/ MATTHEW RABINOWITZ Matthew Rabinowitz		Chief Executive Officer (Principal Executive Officer), President and Chairman	June 22, 2015
/s/ HERM ROSENMAN Herm Rosenman		Chief Financial Officer (Principal Financial and Accounting Officer)	June 22, 2015
* Jonathan Sheena		Chief Technology Officer and Director	June 22, 2015
* Roelof F. Botha		Director	June 22, 2015
* Todd Cozzens		Director	June 22, 2015
* Edward C. Driscoll, Jr.		Director	June 22, 2015
* James I. Healy		Director	June 22, 2015
* John Steuart		Director	June 22, 2015
By:	/s/ MATTHEW RABINOWITZ Attorney-in-Fact

 EXHIBIT INDEX

Exhibit Number		Description
1.1		Form of Underwriting Agreement.
3.1	†	Restated Certificate of Incorporation of the Registrant, as amended.
3.1.1		Certificate of Amendment of Restated Certificate of Incorporation of Registrant, dated June 19, 2015.
3.2		Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.
3.3	†	Amended and Restated Bylaws of the Registrant.
3.4		Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.
4.1		Form of Common Stock Certificate.
4.2	†	Amended and Restated Investors' Rights Agreement, dated November 20, 2014.
5.1		Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.
10.1	†	2007 Stock Plan and form of agreements thereunder.
10.2		2015 Equity Incentive Plan and forms of agreements thereunder.
10.3		2015 Employee Stock Purchase Plan.
10.4		Form of Indemnification Agreement, by and between Registrant and each of its directors and executive officers.
10.5	†	Sublease Agreement, dated December 13, 2011, by and between Registrant and Nektar Therapeutics, as amended January 31, 2012 and January 3, 2013.
10.6	†	Sublease Agreement, dated March 21, 2014, by and between Registrant and Intrexon Corporation.
10.7	†**	Loan and Security Agreement, dated November 21, 2011, by and between Registrant and Comerica Bank, as amended on January 27, 2012, May 31, 2012, January 28, 2013 and April 18, 2013.
10.8	†**
Credit Agreement, dated April 18, 2013, by and between Registrant and ROS Acquisition Offshore LP, as amended on June 6, 2014, Royalty Agreement, dated April 18, 2013, by and between Registrant and Royalty Opportunities S.á r.l., as amended on June 6, 2014.
10.9	†	Warrant, dated April 18, 2013, by and between Registrant and Royalty Opportunities S.á r.l.
10.10	†	Warrant, dated November 2, 2009, by and between Registrant and Silicon Valley Bank.
10.11	†	Form of Warrant to Purchase Common Stock.
10.12	†	Form of Warrant to Purchase Common Stock.
10.13	†**	Supply Agreement, dated September 18, 2014, by and between Registrant and Illumina, Inc., as amended (conformed copy).
10.14		Compensation Program for Non-Employee Directors.
10.15		Amended Employment Agreement, by and between Registrant and Matthew Rabinowitz, dated June 7, 2007.
10.16		Amended Employment Agreement, by and between Registrant and Jonathan Sheena, dated June 7, 2007.
10.17		Offer Letter, by and between Registrant and Herm Rosenman, dated January 17, 2014.
21.1	†	List of Subsidiaries of the Registrant.
23.1		Consent of Independent Registered Public Accounting Firm.
23.2		Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (included in Exhibit 5.1).
24.1	†	Power of Attorney.

†
Previously filed.

**
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment. Omitted portions have been submitted separately to the Securities and Exchange Commission.